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Proxy Statement for the 2010 Annual Meeting of Stockholders and 2009 Annual Report

Notice of
2010 Annual Meeting
and Proxy Statement

Report on
Form 10-K



NOTICE OF 2010 ANNUAL MEETING
AND PROXY STATEMENT

March 15, 2010

Dear Fellow NCR Stockholder:

I am pleased to invite you to attend NCR's 2010 Annual Meeting of Stockholders on April 28, 2010. The meeting will begin promptly at 9:00 a.m. local time in the Georgia Room at NCR Corporation's office located at 2651 Satellite Boulevard, Duluth, Georgia 30096.

The accompanying notice of the annual meeting and proxy statement tell you more about the agenda and procedures for the meeting. They also describe how the Board of Directors operates and provide information about our director candidates, executive officer and director compensation and corporate governance matters. I look forward to sharing more information with you about NCR at the annual meeting.

Like last year, we are offering to our stockholders the option to receive NCR's proxy materials on the Internet. We believe this option, which we intend to continue to offer in future years, will be preferred by many of our stockholders, as it allows NCR to provide our stockholders the information they need in an environmentally-conscious form and at a reduced cost.

Your vote is important. Whether or not you plan to attend the annual meeting, I urge you to authorize your proxy as soon as possible. You may vote by proxy on the Internet or by telephone, or, if you received the proxy materials by mail, you may also vote by mail. Your vote will ensure your representation at the annual meeting regardless of whether you attend in person.

Sincerely,

William R. Nuti
Chairman of the Board,
Chief Executive Officer and President

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS OF NCR CORPORATION

Time:

9:00 a.m. local time

Date:

Wednesday, April 28, 2010

Place:

NCR Corporation
Georgia Room
2651 Satellite Boulevard
Duluth, Georgia 30096

Purpose:

- Elect three Class B directors to hold office for three-year terms, each until his or her respective successor is duly elected and qualified;
- Consider and vote upon the ratification of the appointment of the Company's independent registered public accounting firm for 2010; and
- Transact such other business as may properly come before the meeting and any adjournment or postponement of the meeting.

Other Important Information:

- Registered stockholders of NCR common stock at the close of business on February 16, 2010, may vote at the meeting.
- Your shares cannot be voted unless they are represented by proxy or in person by the record holder at the meeting. **Even if you plan to attend the meeting, please authorize your proxy.**

By order of the Board of Directors,



Nelson F. Greene
Vice President, Interim General Counsel and Secretary

March 15, 2010

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on April 28, 2010

This proxy statement and the 2009 Annual Report on Form 10-K are available at www.proxyvote.com.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS OF NCR CORPORATION

Time:

9:00 a.m. local time

Date:

Wednesday, April 28, 2010

Place:

NCR Corporation
Georgia Room
2651 Satellite Boulevard
Duluth, Georgia 30096

Purpose:

- Elect three Class B directors to hold office for three-year terms, each until his or her respective successor is duly elected and qualified;
- Consider and vote upon the ratification of the appointment of the Company's independent registered public accounting firm for 2010; and
- Transact such other business as may properly come before the meeting and any adjournment or postponement of the meeting.

Other Important Information:

- Registered stockholders of NCR common stock at the close of business on February 16, 2010, may vote at the meeting.
- Your shares cannot be voted unless they are represented by proxy or in person by the record holder at the meeting. **Even if you plan to attend the meeting, please authorize your proxy.**

By order of the Board of Directors,



Nelson F. Greene
Vice President, Interim General Counsel and Secretary

March 15, 2010

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on April 28, 2010

This proxy statement and the 2009 Annual Report on Form 10-K are available at www.proxyvote.com.

NCR Corporation
3097 Satellite Boulevard
Duluth, Georgia 30096

PROXY STATEMENT

GENERAL INFORMATION

These materials are intended to solicit proxies on behalf of the Board of Directors of NCR Corporation, a Maryland corporation (which we refer to as "NCR," the "Company," "we," or "us"), for the 2010 Annual Meeting of Stockholders, including any adjournment or postponement thereof. The meeting will be convened at 9:00 a.m., Eastern Time, on April 28, 2010, in the Georgia Room at NCR's office at 2651 Satellite Boulevard, Duluth, Georgia 30096.

Delivery of Proxy Materials

We are providing access to our proxy materials (including this proxy statement, together with a notice of meeting and the Company's annual report) on the Internet pursuant to rules adopted by the Securities and Exchange Commission ("SEC"). Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to stockholders entitled to vote at the meeting. You may also request a printed copy of the proxy materials by mail. If you do so, these materials will also include the proxy card for the Annual Meeting. To request a printed copy of the proxy materials, please contact us via the Internet (www.proxyvote.com), telephone (1-800-579-1639) or by email (sendmaterial@proxyvote.com) on or before April 14, 2010. If requesting material by email, please send a blank email with the 12-digit Control Number (located on the Notice) in the subject line. Requests, instructions and other inquiries will NOT be forwarded to your investment advisor.

All stockholders will have the ability to access, beginning on March 15, 2010, the proxy materials on a website referred to in the Notice or request to receive a printed copy of the proxy materials at no charge. If you request a printed copy of the proxy materials, we will mail them to you within three business days of your request, at no cost to you. The Notice includes instructions on how to access the electronic proxy materials, as well as instructions for requesting a printed copy. In addition, stockholders may permanently elect to receive future proxy materials in either electronic form by email or printed form by mail. If you make such an election, we will continue to send you the materials pursuant to your election, until you notify us otherwise.

We are taking advantage of the householding rules adopted by the SEC that permit us to deliver only one Notice to stockholders who share an address, unless otherwise requested. This allows us to reduce the expense of delivering duplicate Notices to our stockholders who may have more than one stock account or who share an address with another NCR stockholder. If you have multiple NCR common stock record accounts and/or share an address with a family member who is an NCR stockholder and have received only one Notice, you may write or call us at 2651 Satellite Boulevard, Duluth, Georgia 30096-5810 (phone: 1-800-225-5627), to request separate copies of the proxy materials at no cost to you. If you do not wish to participate in the householding program, please call 1-800-542-1061 to "opt-out" or revoke your consent.

Stockholders Entitled to Vote at the Meeting

If you are a registered stockholder at the close of business on the record date for the meeting, February 16, 2010, you are entitled to vote at the meeting. There were 159,702,249 shares of common stock outstanding on the record date. You will have one vote on each matter properly brought before the meeting for each share of NCR common stock you own.

Electronic Access to Proxy Materials and Annual Report

The Notice includes instructions regarding how to:

- view your proxy materials for the Annual Meeting on the Internet; and
- instruct us to send you all future proxy materials by email.

If you choose to receive future proxy materials by email, next year you will receive an email with a link to the proxy materials and proxy voting site. Your election to receive future proxy materials by email will remain in effect until you terminate your election. Choosing to receive your future proxy materials by email will save the Company the cost of producing and mailing these documents and reduce the impact of our Annual Meeting on our environment.

How to Vote Your Shares

Your vote is important. Your shares can be voted at the annual meeting only if you are present in person or represented by proxy. Even if you plan to attend the meeting, we urge you to authorize your proxy in advance. We encourage you to authorize your proxy electronically by going to the *http://www.proxyvote.com* website or by calling the toll-free number (for residents of the United States and Canada) listed on your proxy card. Please have your proxy card in hand when going online or calling. ***If you authorize your proxy electronically, you do not need to return your proxy card.*** If you received proxy materials by mail and choose to authorize your proxy by mail, simply mark your proxy card, and then date, sign and return it in the postage-paid envelope provided.

If you hold your shares beneficially in street name, i.e., through a nominee (such as a bank or broker), you may be able to authorize your proxy by telephone or the Internet as well as by mail. You should follow the instructions you receive from your broker or other nominee to vote these shares.

How to Revoke Your Proxy

You may revoke your proxy at any time before it is voted at the meeting by:

- voting again on the Internet or telephone (only the latest Internet or telephone proxy will be counted);
- properly executing and delivering a later-dated proxy card;
- voting by ballot at the meeting; or
- sending a written notice of revocation to the inspectors of election in care of the Corporate Secretary of the Company at the address listed above.

Voting at the Annual Meeting

The method by which you vote and authorize your proxy will in no way limit your right to vote at the meeting if you later decide to vote in person at the meeting. If you hold your shares in street name, you must obtain a proxy executed in your favor from your nominee (such as a bank or broker) to be able to vote at the meeting.

Your shares will be voted at the meeting as directed by your electronic proxy, the instructions on your proxy card or voting instructions if: (1) you are entitled to vote; (2) your proxy was properly executed or properly authorized electronically; (3) we received your proxy prior to the annual meeting; and (4) you did not revoke your proxy prior to or at the meeting.

Voting Shares Held in the NCR Savings Plan

If you are a participant in the NCR Savings Plan, your proxy includes any NCR common stock allocated to your plan account. The trustee of this plan will vote the number of shares allocated to your account according to your instructions. If you do not vote your shares in the NCR Savings Plan as instructed above, the trustee will vote unallocated shares, and any allocated shares for which voting instructions are not timely received, in the same proportion of "For" and "Against" votes as the shares for which voting instructions were timely received.

Voting Shares Held Under the NCR Direct Stock Purchase and Sale Plan

If you are a participant in the Direct Stock Purchase and Sale Plan (the "DSPP") administered by our transfer agent, Mellon Investor Services ("Mellon"), for NCR, your proxy includes the NCR common stock held in your DSPP account. Mellon, as the DSPP administrator, is the stockholder of record of that plan and will not vote those shares unless you provide it with instructions, which you may do over the Internet, by telephone, or by mail using your proxy card.

Quorum for Meeting: Votes Required to Approve Each Item

The presence at the meeting (in person or by proxy) of the stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting as of the close of business on February 16, 2010, constitutes a quorum allowing us to conduct business at the meeting. A majority of all the votes cast (in person or by proxy) is required to elect directors and to ratify the appointment of our independent registered public accounting firm. Under Maryland law, broker "non-votes" and abstentions will have no effect on the outcome of the vote for any item. A broker "non-vote" occurs when a broker returns a properly executed proxy but does not vote on a particular proposal because the broker does not have the discretionary authority to vote on the proposal and has not received voting instructions from the beneficial owner on the proposal. Under the rules of the New York Stock Exchange ("NYSE"), brokers have the discretionary authority to vote on the ratification of our independent registered public accounting firm, but not for the election of our directors.

Annual Meeting Admission

You may attend the meeting if you are a registered stockholder, a proxy for a registered stockholder, or a beneficial owner of NCR common stock with evidence of ownership. **If you plan to attend the meeting in person, please complete and return to NCR's Corporate Secretary, by mail, the meeting reservation request form provided on the Internet, or, if you received the proxy materials by mail, the form provided on page 66 of this proxy statement. If you are not a record stockholder, please include evidence of your ownership of NCR stock with the form (such as an account statement showing you own NCR stock as of the record date).** If you do not have a reservation for the meeting, you may still attend if we can verify your stock ownership at the meeting.

Annual Meeting Voting Results

We will include the results of the votes taken at the meeting in a current report on Form 8-K filed with the SEC within four business days following the meeting.

The Board's Recommendations

If you authorize your proxy electronically or send a properly executed proxy without specific voting instructions, your shares represented by that proxy will be voted as recommended by the Board of Directors:

- FOR the election of each of the three Class B director nominees (see pages 6 and 7); and
- FOR ratification of the appointment of the Company's independent registered public accounting firm for 2010 (see page 64).

Uncertificated Shares

On January 25, 2006, the Board of Directors approved an amendment and restatement of the Company's Bylaws which, among other things, allows the Company to issue uncertificated shares of stock. As a result of a resolution adopted by the Board of Directors, the Company will no longer issue stock certificates. However, stockholders whose shares are uncertificated will have all of the same rights as stockholders who were previously issued stock certificates and whose shares continue to be represented by certificates.

Ownership by Officers and Directors

The following table shows the NCR common stock beneficially owned, as determined under the applicable SEC rules, as of February 3, 2010 by (i) each current or former executive officer named in the Summary Compensation Table below on page 35 (the "Named Executive Officers"), (ii) each non-employee director and nominee and (iii) all current directors and executive officers as a group. Except to the extent indicated in the footnotes below, to NCR's knowledge each person named in the table below has sole voting and investment power over the shares reported. As of February 3, 2010, the Named Executive Officers and the then-current directors and remaining executive officers as a group beneficially owned 2.0% of NCR common stock. Other than Mr. Nuti, who beneficially owned 1.5% of NCR common stock as of February 3, 2010, no other individual listed in this table beneficially owned more than 1% of NCR common stock as of that date.

Name	Total Shares Beneficially Owned[1][2]	Shares Covered by Options[3]
Non-Employee Directors		
Quincy Allen, Director	18,392	4,444
Edward (Pete) Boykin, Director	103,462	50,128
Richard Clemmer, Director	29,073	7,152
Gary Daichendt, Director	40,718	14,128
Robert DeRodes, Director	17,739	7,152
Linda Fayne Levinson, Independent Lead Director	133,737	74,128
C.K. Prahalad, Director	143,144	74,128
Named Executive Officers		
William Nuti, Director and Officer[4]	2,346,154	2,146,817
Robert Fishman, Officer	36,709	30,992
Anthony Massetti, Former Officer	0	0
John Bruno, Officer	87,633	87,633
Peter Leav, Officer	53,014	53,014
Peter Dorsman, Officer	103,348	87,205
Current Directors, Named Executive Officers and remaining Executive Officers as a Group (16 persons)	3,256,903	2,748,584

(1) Some of NCR's executive officers and directors own fractional shares of NCR stock. For purposes of this table, all fractional shares have been rounded to the nearest whole number. This column also includes 11,709 shares granted to Mr. Allen, 45,334 shares granted to Mr. Boykin, 21,921 shares granted to Mr. Clemmer, and 19,077 shares granted to Mr. Prahalad, all of which were deferred pursuant to the director's election until the time of the director's departure from the Board.

(2) This column includes shares held by NCR's executive officers and directors who have entered into a standard brokerage account form with Fidelity which includes a provision for the pledge of NCR shares owned by such executive officer or director. The pledge applies to all shares listed for each individual in the table above which are held in such individual's Fidelity brokerage account.

(3) This column shows those shares the officers and directors have the right to acquire through stock option exercises within 60 days after February 3, 2010. These shares are also included in the Total Shares Beneficially Owned column.

(4) Mr. Nuti's share ownership includes 91,000 shares that are held in an irrevocable trust.

Other Beneficial Owners of NCR Stock

To the Company's knowledge, the following stockholders beneficially own more than 5% of the Company's outstanding stock.

Name and Address of Beneficial Owner	Total Number of Shares	Percent of Class
FMR LLC 82 Devonshire Street Boston, Massachusetts 02109	20,077,273[(1)]	12.61%
BlackRock, Inc. 40 East 52nd Street New York, New York 10022	9,419,313[(2)]	5.92%

(1) Information is based upon a Schedule 13G filed by FMR LLC ("FMR") and Edward C. Johnson 3d, Chairman of FMR, with the SEC on February 16, 2010. FMR reports beneficial ownership of shares by its direct and indirect subsidiaries, including Fidelity Management & Research Company ("Fidelity"), Strategic Advisers, Inc., Pyramis Global Advisors, LLC, Pyramis Global Advisors Trust Company and FIL Limited. These FMR entities have sole dispositive power over all 20,077,273 shares and sole voting power with respect to 9,453,823 shares.

Fidelity is the beneficial owner of 9,883,720 of the shares shown above as a result of acting as investment adviser to various investment companies ("Funds"). Edward C. Johnson 3d and FMR, through its control of Fidelity, and the Funds each has sole dispositive power over the 9,883,720 shares owned by the Funds.

(2) Information is based upon a Schedule 13G filed by BlackRock, Inc. ("BlackRock") with the SEC on January 29, 2010. According to this filing, BlackRock beneficially owns, has the sole power to vote and to dispose of or direct the disposition of these 9,419,313 shares.


Proxy Statement

ELECTION OF DIRECTORS
(Item 1 on Proxy Card)

The Board of Directors of NCR (the "Board") is currently divided into three classes. Directors hold office for staggered terms of three years (or less if they are filling a vacancy) and until their successors are elected and qualify. One of the three classes is elected each year to succeed the directors whose terms are expiring. The terms for the directors in Classes A, B and C of the Board of Directors expire at the annual meetings of stockholders in 2012, 2010, and 2011, respectively.

Proxies solicited by the Board will be voted for the election of each of the nominees, unless you withhold your vote on your proxy. The Board has no reason to believe that any of these nominees will be unable to serve. However, if one of them should become unavailable, the Board may reduce the size of the Board or designate a substitute nominee. If the Board designates a substitute, shares represented by proxies will be voted for the substitute nominee.

The Board recommends that you vote FOR each of the following nominees for election as a director.

Class B—Current Terms Expiring in 2010 and New Terms Expiring in 2013:

Quincy Allen, 49, became Chief Executive Officer of Vertis Inc., a provider of targeted print advertising and direct marketing solutions to retail and consumer services companies, on April 6, 2009. Prior to this position, Mr. Allen was President, Global Business and Strategic Marketing Group, Xerox Corporation, a document management technology and services company, from January 21, 2009 to April 2009. Prior to assuming this position, Mr. Allen was President, Production Systems Group, at Xerox from December 2004. From 2003 to 2004, he was Senior Vice President, Xerox Business Group Operations, and from 2001 to 2003, he was Senior Vice President, North American Services and Solutions, Xerox. Mr. Allen became a director of NCR on January 28, 2009. In recommending Mr. Allen as a nominee for election as a director of the Company, the Committee on Directors and Governance considered Mr. Allen's current experience as Chief Executive Officer of Vertis Inc., his prior experience as President, Production Systems Group, Xerox Corporation, and the responsibilities associated with these positions. Mr. Allen's demonstrated management experience, independence, and financial literacy were also attributes and skills that led the Committee on Directors and Governance to conclude that his abilities would fit with the needs of the Board of Directors.

Edward "Pete" Boykin, 71, was Chair of the Board of Directors of Capital TEN Acquisition Corp., a special purpose acquisition company, from October 2007 to May 30, 2008. He served as President and Chief Operating Officer of Computer Sciences Corporation, an information technology services company he joined in 1966, from July 2001 to June 2003. Mr. Boykin is also a director of Teradata Corporation. Mr. Boykin became a director of NCR on June 5, 2002. In recommending Mr. Boykin as a nominee for election as a director of the Company, the Committee on Directors and Governance considered Mr. Boykin's previous experience at Computer Sciences Corporation ("CSC"), a multi-billion dollar international company with complex accounting issues, including among other things, his extensive experience evaluating financial statements in his former position as its President and Chief Operating Officer, his past experience managing major acquisitions at CSC, and his former role on CSC's disclosure committee.

Linda Fayne Levinson, 68, is Chair of the Board of Directors of Connexus Corporation (formerly VendareNetblue), an online marketing company, a position she has held since July 2006. From February 2006 through July 2006, Ms. Levinson was Interim Chief Executive Officer and Chair of Vendare Media (subsequently merged with Netblue and known as VendareNetblue). Ms. Levinson was a partner at GRP Partners, a private equity investment fund investing in start-up and early-stage retail and electronic commerce companies, from 1997 to December 2004. Prior to that, she was a partner in Wings Partners, a private equity firm, an executive at American Express running its leisure travel and tour business, and a Partner at McKinsey & Co. Ms. Levinson is also a director of DemandTec, Inc., Jacobs Engineering Group Inc., Ingram Micro Inc., and The Western Union Company. Ms. Levinson became a director of NCR on

January 1, 1997 and was appointed the Independent Lead Director of the NCR Board of Directors on October 1, 2007. In recommending Ms. Levinson as a nominee for election as a director of the Company, the Committee on Directors and Governance considered her long experience as a public company director and a committee chair, starting in 1991, and her present experience as a Chair of the Board of Connexus, and a director of DemandTec, Inc., Jacobs Engineering Group Inc., Ingram Micro Inc. and The Western Union Company, as well as her general management experience at American Express and Vendare Media, her strategic experience at McKinsey & Company and her investment experience at GRP Partners and Wings Partners. Ms. Levinson's extensive management and leadership experience, her in-depth knowledge of corporate governance issues and her diversity of perspective were also skills and attributes that led the Committee on Directors and Governance to conclude that her abilities would fit the needs of the Board of Directors.

Directors Whose Terms of Office Continue

Class A—Current Terms Expiring in 2012:

William Nuti, 46, is NCR's Chairman of the Board, Chief Executive Officer and President. Mr. Nuti became Chairman of the Board on October 1, 2007. Before joining NCR in August 2005, Mr. Nuti served as President and Chief Executive Officer of Symbol Technologies, Inc., an information technology company. Prior to that, he was Chief Operating Officer of Symbol Technologies. Mr. Nuti joined Symbol Technologies in 2002 following a 10 plus year career at Cisco Systems where he advanced to the dual role of Senior Vice President of the company's Worldwide Service Provider Operations and U.S. Theater Operations. Prior to his Cisco experience, Mr. Nuti held sales and management positions at IBM Corporation, Netrix Corporation and Network Equipment Technologies. Mr. Nuti is also a director of Sprint Nextel Corporation, and a member of their Compensation Committee. Mr. Nuti became a director of NCR on August 7, 2005. In determining that Mr. Nuti should continue serving as a director of the Company, the Committee on Directors and Governance considered his current role as Chief Executive Officer of the Company, his experience as director of another public company, his previous experience as President and Chief Executive Officer of Symbol Technologies, his previous experience as Senior Vice President at Cisco Systems, and the responsibilities associated with these positions. Mr. Nuti's demonstrated management and leadership experience, and global sales and operations experience, were also skills and attributes that led the Committee on Directors and Governance to conclude that his abilities would fit the needs of the Board of Directors.

Gary Daichendt, 58, has been principally occupied as a private investor since June 2005 and has been a managing member of Theory R Properties LLC, a commercial real estate firm, since October 2002. He served as President and Chief Operating Officer of Nortel Networks Corporation, a global supplier of communication equipment, from March 2005 to June 2005. Prior to that and until his retirement in December 2000, Mr. Daichendt served as Executive Vice President, Worldwide Operations for Cisco Systems, a manufacturer of communications and information technology networking products. Mr. Daichendt is also a director of ShoreTel Inc. Mr. Daichendt became a director of NCR on April 26, 2006. In determining that Mr. Daichendt should continue serving as a director of the Company, the Committee on Directors and Governance considered his previous experience as President and Chief Operating Officer of Nortel Networks Corporation, his previous experience as Executive Vice President, Worldwide Operations, for Cisco Systems, and the responsibilities associated with these positions. Mr. Daichendt's demonstrated management experience, financial literacy and independence were also attributes and skills that led the Committee on Directors and Governance to conclude that his abilities would fit with the needs of the Board of Directors.

Robert P. DeRodes, 59, is the Executive Vice President, Global Operations & Technology, First Data Corporation, an electronic commerce and payments company, joining the company in October 2008. In this role he is responsible for product development, service delivery, technology infrastructure, customer conversions, procurement, real estate and enterprise security and compliance for the global enterprise. Prior to joining First Data, he was Executive Vice President and Chief Information Officer for The Home Depot, a home improvement retailer, since February 2002. He previously served as President and Chief Executive Officer of Delta Technology, Inc. and Chief Information Officer for Delta Air Lines, Inc., an international airline company, from September 1999 until February 2002. Mr. DeRodes became a director of NCR on April 23, 2008. In determining that Mr. DeRodes should continue serving as a director of the Company, the Committee on Directors and Governance considered the scope of his current position and previous experience as Executive Vice President and Chief Information Officer for The Home Depot, his previous experience at Delta Technology, Inc. and Delta Air Lines, Inc, and the responsibilities associated with these positions. Mr. DeRodes' demonstrated management experience; information technology experience; understanding of the financial services, retail and transportation industries; and independence led the Committee on Directors and Governance to conclude that his skills fit with the needs of the Board of Directors.

Class C—Current Terms Expiring in 2011:

Richard L. Clemmer, 57, became President and Chief Executive Officer of NXP B.V., a semiconductor company, on January 1, 2009. Prior to that, he was a senior advisor to Kohlberg Kravis Roberts & Co., a private equity firm, a position he held from May 2007 to December 2008. He previously served as President and Chief Executive Officer of Agere Systems Inc., an integrated circuits components company that was acquired in 2007 by LSI Logic Corporation, from October 2005 to April 2007. Between June 2004 and October 2005, he was an active partner at Shelter Capital Partners, a private investment fund. Between 2003 and October 2005, he was Chairman and President of Venture Capital Technology LLC, a technology investment and consulting company. Prior to this position, Mr. Clemmer served as President and Chief Executive Officer of PurchasePro.com, Inc. While serving as Chief Executive Officer, PurchasePro.com filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code on September 12, 2002, and, with the bankruptcy court's authorization, completed a sale of substantially all of its assets on January 17, 2003. Mr. Clemmer is also a director of Trident Corporation. Mr. Clemmer became a director of NCR on April 23, 2008. During the past 5 years, Mr. Clemmer was a director of i2 Technologies, Inc. In determining that Mr. Clemmer should continue serving as a director of the Company, the Committee on Directors and Governance considered his experience in his position at NXP B.V., his former positions with Kohlberg Kravis Roberts & Co., Agere Systems Inc., and Shelter Capital Partners. Mr. Clemmer's demonstrated management experience, independence, and financial literacy were also attributes that led the Committee on Directors and Governance to conclude that his skills would fit with the needs of the Board of Directors.

C.K. Prahalad, 68, is the Paul and Ruth McCracken Distinguished University Professor of Corporate Strategy at The Ross School of Business, University of Michigan. Mr. Prahalad is an internationally recognized specialist in corporate strategy and has been voted the most influential living thinker in management. He specializes in innovation and the role of top management in large, diversified, multinational corporations. He is also a director of Hindustan Unilever Limited, India, Pearson PLC (U.K.), TVS Capital (a private equity firm) and World Resources Institute, Washington, D.C., a non-governmental organization. Mr. Prahalad became a director of NCR on January 1, 1997. From September 2007 to October 2008, Mr. Prahalad served as a director of Teradata Corporation. In determining that Mr. Prahalad should continue serving as a director of the Company, the Committee on Directors and Governance considered his previous experience as a director of Hindustan Lever Limited, India, Pearson PLC (U.K.), TVS Capital, and World Resources Institute, as well as his experience with Teradata Corporation. Mr. Prahalad's expertise in corporate strategy and management of global enterprises, knowledge of transformation of large enterprises, independence and financial literacy were skills and attributes that led the Committee on Directors and Governance to conclude that his abilities would fit the needs of the Board of Directors.

ADDITIONAL INFORMATION CONCERNING THE BOARD OF DIRECTORS

The Board of Directors oversees the overall performance of the Company on your behalf. Members of the Board stay informed of the Company's business by participating in Board and committee meetings (including regular executive sessions of the Board), by reviewing materials provided to them prior to meetings and otherwise, and through discussions with the Chief Executive Officer and other members of management and staff.

Corporate Governance

NCR's Board of Directors is elected by the stockholders to oversee the performance of the business and affairs of the Company. The Board selects the senior management team, which is charged with conducting the Company's business. Having selected the senior management team, the Board acts as an advisor to senior management and monitors its performance. The Board reviews the Company's strategies, financial objectives and operating plans. It also plans for management succession of the Chief Executive Officer, as well as other senior management positions, and oversees the Company's compliance efforts.

To help discharge its responsibilities, the Board of Directors has adopted Corporate Governance Guidelines on significant corporate governance issues. These guidelines address, among other things, director independence, committee membership and structure, meetings and executive sessions, and director selection, retirement, and training. The Board's Corporate Governance Guidelines, as well as the Board's committee charters, are found on NCR's corporate governance website at http://www.ncr.com/corpgovernance/guidelines.htm. You may obtain a written copy of these guidelines, or any of the Board's committee charters, by writing to NCR's Corporate Secretary at the address listed on page 14 of this proxy statement.

In connection with its Corporate Governance Guidelines, the Board of Directors has established independence standards. In general, the Board annually determines whether each director is considered independent, taking into account the independence guidelines of the NYSE and the factors listed immediately following this paragraph, which are included as Exhibit B, Definition of Director Independence, to the Board's Corporate Governance Guidelines referenced above, in addition to those other factors it may deem relevant. No director may qualify as independent unless the Board affirmatively determines (i) under the NYSE listing standards, that he or she has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with NCR); and (ii) under the Company's independence standards, that the director or director candidate:

- has not been an employee of the Company or any of its affiliates, or affiliated with the Company, within the past five years;
- has not been affiliated with or an employee of the Company's present or former independent auditors or its affiliates for at least five years after the end of such affiliation or auditing relationship;
- has not for the past five years been a paid advisor, service provider or consultant to the Company or any of its affiliates or to an executive officer of the Company or an employee or owner of a firm that is such a paid advisor, service provider or consultant;
- does not, directly or indirectly, have a material relationship (such as being an executive officer, director, partner, or significant stockholder) with a significant customer or supplier of the Company, including payments in the previous three years to or from the Company to another company in a fiscal year exceeding the greater of $1 million or 2% of the other company's consolidated gross revenues;
- is not an executive officer or director of a foundation, university or other non-profit entity receiving significant contributions from the Company, including contributions in the previous three years that, in any single fiscal year, exceeded the greater of $1 million or 2% of such charitable organization's consolidated gross revenues;
- has not been employed by another corporation that has (or had) an executive officer of the Company on its board of directors during the past five years;

- has not received compensation, consulting, advisory or other fees from the Company, other than director compensation and expense reimbursement or compensation for prior service that is not contingent on continued service for the past five years; and
- is not and has not been for the past five years, a member of the immediate family of (i) an officer of the Company, (ii) an individual who receives more than $120,000 per year in direct compensation from the Company, other than compensation for prior service that is not contingent on continued service, (iii) an individual who, with respect to the Company's independent auditors or their affiliates, is a current partner or a current employee personally working on the Company's audit or was a partner or employee and personally worked on the Company's audit, (iv) an individual who is an executive officer of another corporation that has (or had) an executive officer of the Company on its board of directors, (v) an executive officer of a company that has made payment to, or received payments from, the Company in a fiscal year that exceeded the greater of $1 million or 2% of the other company's consolidated gross revenues, or (vi) any director who is not considered an independent director.

NCR's Board of Directors has determined that all of the Company's non-employee directors and nominees, namely Quincy Allen, Edward (Pete) Boykin, Richard Clemmer, Gary Daichendt, Robert DeRodes, Linda Fayne Levinson and C.K. Prahalad meet the NYSE listing independence standards and the Company's independence standards. There were no other transactions, relationships or arrangements that required review by the Board for purposes of determining director independence.

The Board met nine times last year. In 2009, all of the directors attended 75 percent or more of the total number of meetings of the Board and the committee(s) on which he or she serves. In addition, while there is no formal policy regarding director attendance at the annual meeting of stockholders, NCR's directors have a practice of attending the Company's annual meetings. All of the directors then in office attended the Company's 2009 annual meeting of stockholders.

Board Leadership Structure and Risk Oversight

The Company's Board of Directors has an integrated structure in which the roles of Chairman and Chief Executive Officer are combined and an Independent Lead Director has been appointed. As described above, the Board has determined that all of the Company's non-management directors are independent. The Board's non-management directors meet regularly in executive session with only the non-management directors present. Effective October 1, 2007, the Board of Directors appointed Linda Fayne Levinson as the Board's Independent Lead Director. The Independent Lead Director presides at the executive sessions of the non-management directors and at all Board meetings at which the Chairman is not present, serves as liaison between the Chairman and the independent directors, frequently communicates with the Chief Executive Officer, calls meetings of the independent directors, obtains Board member and management input and sets the agenda for the Board with the Chief Executive Officer, approves meeting schedules to assure there is sufficient time for discussion of all agenda items, works with the Chief Executive Officer to ensure the Board members receive the right information on a timely basis, stays current on major risks and focuses the Board members on such risks, molds a cohesive Board, works with the Committee on Directors and Governance to evaluate Board and Committee performance, facilitates communications among directors, assists in recruiting and retention for new Board members, ensures that committee structure and committee assignments are appropriate and effective, ensures outstanding governance processes, leads discussions regarding CEO performance, personal development and compensation, and, if requested by major shareholders of the Company, is available for consultation and direct communication with such shareholders.

The Board has had several years of successful experience with a leadership structure in which the roles of Chairman and Chief Executive Officer are combined, and has determined that this structure, together with a very active and involved Independent Lead Director, is most appropriate and effective for the Company. The Board believes that this structure promotes greater efficiency, within the context of an active and independent Board, through more direct communication of critical information from the Company to the Board and from the Board to the Company. In addition, the Chief Executive Officer's extensive knowledge of the Company uniquely qualifies him, in close consultation with the Independent Lead Director, to lead the Board in assessing risks and focusing on the issues that are most material to the Company.

The Board's involvement in risk oversight includes receiving regular reports from members of senior management and evaluating areas of material risk to the Company, including operational, financial, legal and regulatory, and strategic and reputational risks. The Audit Committee of the Board is responsible for overseeing the assessment of financial risk as well as general risk management programs. In carrying out this responsibility, the Audit Committee regularly evaluates the Company's risk identification, risk management and risk mitigation strategies and practices. In addition, the Audit Committee receives and reviews reports prepared by the Company's Enterprise Risk Management leader on an annual basis. In general, the reports identify, analyze, prioritize and provide the status of major risks to the Company. In addition, the Compensation and Human Resource Committee of the Board regularly considers potential risks related to the Company's compensation programs as discussed below, and the Committee on Directors and Governance also considers risks within the context of its committee charter responsibilities. The Audit Committee, Compensation and Human Resource Committee and Committee on Directors and Governance each report at the next meeting of the Board all significant items discussed at each committee meeting, which includes a discussion of items relating to risk oversight. We believe the leadership structure of the Board effectively facilitates risk oversight by the Board as a result of (i) the role of the Board Committees in risk identification and mitigation, (ii) the direct link between management and the Board achieved by having one leader serve as Chairman and Chief Executive Officer, and (iii) the role of our active Independent Lead Director whose duties include managing the Board's focus on major risks to the Company. Each of these items work together to ensure an appropriate focus on risk oversight.

Compensation Risk Assessment

Although recently there has been increased scrutiny of risk and whether companies' compensation programs contribute to unnecessary risk taking, the Company has historically maintained a prudent and appropriately risk-balanced approach to its compensation programs and will continue to do so. The Company, through its Compensation and Human Resource Committee discussed below, does engage in a process to evaluate whether its executive and broad-based compensation programs contribute to unnecessary risk-taking and has concluded that the risks arising from these programs are not reasonably likely to have a material adverse effect on the Company.

Committees of the Board

NCR's Board of Directors has four standing committees: the Audit Committee, the Compensation and Human Resource Committee, the Committee on Directors and Governance, and the Executive Committee.

Audit Committee: The Audit Committee is the principal agent of the Board of Directors in overseeing: (i) the quality and integrity of the Company's financial statements; (ii) the assessment of financial risk and risk management programs; (iii) the independence, qualifications, and performance of the Company's independent registered public accounting firm; (iv) the performance of the Company's internal auditors; and (v) the integrity and adequacy of internal controls and the quality and adequacy of disclosures to stockholders. The committee also:

- is solely responsible for hiring, evaluating, setting compensation for and terminating the Company's independent registered public accounting firm and pre-approving all audit, as well as any audit-related, tax and other non-audit services, to be performed by the independent registered public accounting firm;
- reviews and discusses with NCR's independent registered public accounting firm its quality control procedures and the Company's critical accounting policies and practices;
- regularly reviews the scope and results of audits performed by the Company's independent registered public accounting firm and internal auditors;

- prepares the report required by the SEC to be included in the Company's annual proxy statement;
- meets with management to review the adequacy of the Company's internal control framework and its financial, accounting, reporting and disclosure control processes;
- reviews the Company's periodic SEC filings and quarterly earnings releases;
- reviews and discusses with the Company's Chief Executive Officer and Chief Financial Officer the procedures they followed to complete their certifications in connection with NCR's periodic filings with the SEC; and
- discusses management's plans with respect to the Company's major financial risk exposures.

The Audit Committee has four members, Quincy Allen, Edward (Pete) Boykin, Richard Clemmer and C.K. Prahalad, each of whom is independent and financially literate as determined by the Board under applicable SEC and NYSE standards. In addition, the Board has determined that Messrs. Boykin and Clemmer are each an "audit committee financial expert," as defined under SEC regulations. No member of the committee may receive any compensation, consulting, advisory or other fee from the Company, other than Board compensation described below under the caption "Director Compensation," as determined in accordance with applicable SEC and NYSE rules. Members serving on the Audit Committee are limited to serving on no more than two other audit committees of boards of directors of public companies, unless the Board of Directors evaluates and determines that these other commitments would not impair the member's effective service to the Company.

A more detailed discussion of the committee's mission, composition, and responsibilities is contained in the Audit Committee Charter, which was adopted as revised by the Board of Directors in October 2008. A copy of this charter can be found on NCR's corporate governance website at http://www.ncr.com/corpgovernance/corpgov_board_charters.htm.

Compensation and Human Resource Committee: This committee reviews and approves the Company's total compensation goals, objectives and programs covering executive officers and key management employees as well as the competitiveness of NCR's total executive officer compensation practices. The committee also:

- evaluates and reviews the performance levels of the Company's executive officers and determines base salaries, equity awards and incentive awards for such officers;
- discusses its evaluation of, and determination of compensation to, the Chief Executive Officer at executive sessions of the Board of Directors;
- reviews and approves the Company's executive compensation plans;
- oversees the Company's compliance with NYSE rules relating to approval of equity compensation plans;
- reviews management's proposals to make significant organizational changes or significant changes to existing executive officer compensation plans; and
- oversees the Company's plans for management succession and development.

This committee may delegate its authority to the Company's Chief Executive Officer to make equity awards to individuals other than executive officers in limited instances.

This committee currently has three members, Gary Daichendt, Robert DeRodes and Linda Fayne Levinson, each of whom the Board of Directors has determined meets the NYSE listing independence standards and the Company's independence standards.

This committee is authorized to and has directly engaged its compensation consultant, Frederic W. Cook & Co., Inc., to review the Company's long-term incentive program, the Management Incentive Plan and other key programs related to the compensation of executive officers. In 2009, the committee directed its consultant to conduct market studies, review publicly available market data and be readily available for consultation with this committee and its members regarding such matters.

A more detailed discussion of the committee's mission, composition, and responsibilities is contained in the Compensation and Human Resource Committee Charter, which was adopted as revised by the Board of Directors in January 2009. A copy of this charter can be found on NCR's corporate governance website at http://www.ncr.com/corpgovernance/corpgov_board_charters.htm.

Committee on Directors and Governance: This committee is responsible for reviewing the Board's corporate governance practices and procedures, including the review and approval of each related party transaction under the Company's Related Person Transaction Policy, unless the committee determines that the approval or ratification of such transaction should be considered by all of the disinterested members of the Board of Directors, and the Company's ethics and compliance program, and:

- establishes procedures for evaluating the performance of the Board of Directors and oversees such evaluation;
- reviews and makes recommendations to the Board concerning director compensation; and
- reviews the composition of the Board of Directors and the qualifications of persons identified as prospective directors, recommends the candidates to be nominated for election as directors, and, in the event of a vacancy on the Board, recommends any successors.

This committee is authorized to engage consultants to review the Company's director compensation program. In 2009, the committee engaged Semler Brossy Consulting Group, LLC to conduct market studies, review publicly available market data to assess compensation levels and structure for non-employee directors of the Company, including Board and committee retainers, meeting fees, committee chair fees, lead director compensation, and initial and long-term incentive equity grants.

The Committee on Directors and Governance is composed entirely of independent directors, Edward (Pete) Boykin, Gary Daichendt, Linda Fayne Levinson and C.K. Prahalad.

Selection of Nominees for Directors

Our directors and the Committee on Directors and Governance are responsible for recommending candidates for membership to the Board. The director selection process is described in detail in the Board's Corporate Governance Guidelines, which are posted on the Company's corporate governance website at http://www.ncr.com/corpgovernance/guidelines.htm. In determining candidates for nomination, the Committee on Directors and Governance will seek the input of the Chairman of the Board and the Chief Executive Officer, and, in the event the positions of Chairman of the Board and Chief Executive Officer are held by the same person, the Independent Lead Director, and will consider individuals recommended for Board membership by the Company's stockholders in accordance with the Company's Bylaws and applicable law. The Board's Corporate Governance Guidelines include director qualifications guidelines for directors standing for re-election and candidates for membership on the Board. When selecting individuals to serve on the Company's Board of Directors, the Committee on Directors and Governance considers the needs of the Board and the attributes of the candidate, including independence, demonstrated leadership, and skills, including financial literacy. In addition, although there is no specific policy on considering diversity, the Board and the Committee on Directors and Governance believe that Board membership should reflect diversity in its broadest sense, including persons diverse in geography, gender, ethnicity, experience, functional background, and professional experience.

From time to time, the committee may engage outside search firms to assist it in identifying and contacting qualified candidates. The Committee on Directors and Governance did not engage a search firm to identify qualified candidates for the Board of Directors during 2009. In 2008, the Committee on Directors and Governance engaged Egon Zehnder International to assist in identifying qualified candidates for open Class A,

Class B and Class C Director positions. The committee selected Messrs. Richard Clemmer, Robert DeRodes, and Quincy Allen, each of whom was recommended by Egon Zehnder International, for these open positions. All candidates are evaluated by the committee using the qualification guidelines included as part of the Board's Corporate Governance Guidelines. As part of the selection process, the Committee on Directors and Governance and the Board of Directors examine candidates' business skills and experience, personal integrity, judgment, and ability to devote the appropriate amount of time and energy to serving the best interests of stockholders. The Board and the Committee on Directors and Governance are committed to finding proven leaders who are qualified to serve as NCR directors.

Stockholders wishing to recommend individuals for consideration as directors should contact the Committee on Directors and Governance by writing the Company's Corporate Secretary at NCR Corporation, 3097 Satellite Boulevard, Duluth, Georgia 30096. Recommendations by stockholders that are made in this manner will be evaluated in the same manner as other candidates. Stockholders who want to nominate directors for election at NCR's next annual meeting of stockholders must follow the procedures described in the Company's Bylaws, which are available on our corporate governance website at http://www.ncr.com/corpgovernance/corpgov_bylaws.htm. See "Procedures for Stockholder Proposals and Nominations" on page 65 of this proxy statement for further details regarding how to nominate directors.

The directors nominated by the Board of Directors for election at the 2010 annual meeting were recommended by the Committee on Directors and Governance. All of these candidates for election are currently serving as directors of the Company and have been determined by the Board to be independent.

A more detailed discussion of the committee's mission, composition, and responsibilities is contained in the Committee on Directors and Governance Charter. A copy of this charter can be found on NCR's corporate governance website at http://www.ncr.com/corpgovernance/corpgov_board_charters.htm.

Executive Committee: This committee has the authority to exercise all powers of the full Board of Directors, except those prohibited by applicable law, such as amending the Bylaws or approving a merger that requires stockholder approval. This committee meets between regular Board meetings if urgent action is required.

The Executive Committee currently has four members, William Nuti, Edward (Pete) Boykin, Gary Daichendt and Linda Fayne Levinson. A more detailed discussion of the committee's mission, composition and responsibilities is contained in the Executive Committee Charter. A copy of this charter can be found on NCR's corporate governance website at http://www.ncr.com/corpgovernance/corpgov_board_charters.htm.

Board Committee Membership

Name	Executive Committee	Compensation and Human Resource Committee	Audit Committee	Committee on Directors and Governance
Quincy Allen			X	
Edward (Pete) Boykin	X		X*	X
Richard Clemmer			X	
Gary Daichendt	X	X		X*
Robert DeRodes		X		
Linda Fayne Levinson	X	X*		X
William Nuti	X*			
C. K. Prahalad			X	X
Number of meetings in 2009	0	7	8	4

*Chair

Communications with Directors

Stockholders or interested parties wishing to communicate directly with NCR's Board of Directors, any individual director, the Chairman of the Board, or NCR's non-management or independent directors as a group are welcome to do so by writing NCR's Corporate Secretary at 3097 Satellite Boulevard, Duluth, Georgia 30096. The Corporate Secretary will forward appropriate communications. Any matters reported by stockholders relating to NCR's accounting, internal accounting controls or auditing matters will be referred to members of the Audit Committee as appropriate. Anonymous and/or confidential communications with the Board of Directors may also be made by writing to this address. For more information on how to contact NCR's Board, please see the Company's Corporate Governance website at http://www.ncr.com/corpgovernance/corpgov_contact.htm.

Code of Conduct

The Company has a Code of Conduct that sets the standard for ethics and compliance for all of its employees. NCR's Code of Conduct is available on NCR's corporate governance web site at http://www.ncr.com/about_ncr/corporate_governance/code_of_conduct.jsp. To receive a copy of the Code of Conduct, please send a written request to the Corporate Secretary at the address provided above.

Section 16(a) Beneficial Ownership Reporting Compliance

During 2009, all executive officers and directors of the Company timely filed the reports required under Section 16(a) of the Securities Exchange Act of 1934.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

In this *Compensation Discussion and Analysis,* we provide an overview of the Company's executive compensation program, including a discussion of the compensation philosophy of the Compensation and Human Resource Committee of our Board of Directors (the "Committee"). We also review the material elements of compensation earned by or paid to our Named Executive Officers (defined in the following paragraph) in 2009, and discuss and analyze the compensation decisions made by the Committee in 2009. Finally, we describe the key actions the Committee has taken relating to 2010 compensation of our executives.

Our named executive officers discussed in this *Compensation Discussion and Analysis* and the related compensation tables are the officers listed in the table below (collectively, the "Named Executive Officers").

Name	Title
William Nuti	Chairman of the Board, Chief Executive Officer and President
Robert Fishman	Vice President and Interim Chief Financial Officer
Anthony Massetti*	Former Senior Vice President and Chief Financial Officer
John Bruno	Executive Vice President, Industry Solutions Group
Peter Leav	Senior Vice President, Worldwide Sales
Peter Dorsman	Senior Vice President, Global Operations

* On October 2, 2009, Anthony Massetti resigned from his position as Senior Vice President and Chief Financial Officer, effective October 23, 2009. On October 6, 2009, the Company appointed the Vice President and Corporate Controller, Robert Fishman, to serve as the Interim Chief Financial Officer of NCR, effective as of October 23, 2009.

Executive Summary

Compensation Philosophy. Our executive compensation program focuses on three key objectives: (i) attract, retain and motivate high quality talent; (ii) establish commonality of interest between our executives and stockholders; and (iii) monitor and adopt competitive executive compensation best practices appropriate for the Company. These objectives guided the decisions made by the Committee in 2009 and early 2010 as they strived to balance the effect of the global economic downturn and the strong performance of our executive officers in response to such challenges.

Effect of Global Economic Conditions on the Company's Performance and Executive Compensation. The Committee considered the impact of the global economic conditions on the Company's financial performance, as well as the Company's pension funding status, when making decisions affecting executive compensation.

2009 Financial Performance. The global economic conditions and the resulting impact on the global financial services, retail and hospitality industries negatively affected our year-over-year revenue and results. The negative effect was primarily due to the overall market and economic conditions, and their effect on our customers' capital spending. Nonetheless, the challenges of the economy did not affect on-going initiatives to restore long-term profitable growth for our Company, such as the Company's successful launch of our entertainment kiosk business, continued share gains in our core financial and various self-serve markets, opening of two new manufacturing plants, and improvements in our operating infrastructure.

2009 Pension Expense. Our year-over-year financial results were also negatively impacted by a significant increase in our pension expense, precipitated by a severe decline in global equity markets and a lower overall interest rate environment. Due to the loss in value of plan assets caused by the effect of the financial crisis on financial markets, the Company's pension expense increased from $25 million in 2008 to $159 million in 2009. The performance metrics we use for our short- and long-term incentive programs exclude the impact of pension income or expense. However, the change in pension expense has a perceived negative impact on the value of the outstanding stock and options our executives hold. Combined with the lack of payouts under our 2009 incentive programs described below, this declining value impacts our competitive position for retention of key executives. Consequently, the Committee took action in 2009 and early 2010 to address these retention concerns, which is discussed below in this *Compensation Discussion and Analysis*.

Key Compensation Decisions and Events. The Committee proactively managed the executive compensation program in 2009 and early 2010 to address the effects of the challenging economic environment described above. We implemented a rigorous company-wide expense management initiative in 2009, under which the Committee:

- froze the base salaries of our Named Executive Officers; and
- eliminated the annual cash incentive program for all Named Executive Officers.

Although the Committee continued to grant annual performance-based equity awards in 2009 under the Company's long-term incentive program, it determined there would be no payout for these awards due to the financial performance of the Company. Thus, no Named Executive Officer earned an annual cash bonus or equity award under the Company's standard short- and long-term incentive plans in 2009. In addition, Messrs. Bruno and Leav did not earn a payout under the performance-based restricted stock unit awards they received in connection with their hiring. In light of these developments and the retention concerns arising from the economic environment described above, the Committee granted special equity awards in 2009 and early 2010 to key executives, including our Named Executive Officers. These awards were intended to enhance the retention incentives for our senior leadership.

The Committee also reviewed evolving executive compensation best practices throughout 2009 and in early 2010, pursuant to which it:

- adopted a Compensation Recovery Policy (or a so-called claw-back policy); and
- recommended, and the Board of Directors approved, an amendment to the NCR Change in Control Severance Plan to eliminate tax gross-ups for new participants in the plan.

Under the Compensation Recovery Policy, an executive would forfeit short- and long-term incentive awards in the event the executive's misconduct caused us to restate our financial results. This policy supports the accuracy of our financial statements and works in tandem with our stock ownership guidelines to further align our executives' interests with that of our stockholders' over the long term.

Overview of Executive Compensation

Compensation Philosophy and Framework. The Committee has the sole authority to make compensation-related decisions for the Company's executive officers, including our Named Executive Officers. The Committee relies on three key objectives to drive its executive compensation decisions. Each objective, including its underlying supporting principles, is described below. The Committee regularly evaluates these objectives to ensure that they are consistent with our goals and needs.

*1. **Attract, retain and motivate high quality talent.*** To achieve this objective, we generally strive to establish target compensation for Named Executive Officers at or near the market median for our peer group. Actual target compensation will be set at a level that is fully competitive depending on each situation and in consideration of our evolving need to have the right experience and quality of talent in key leadership positions to best achieve our strategic objectives. In addition, we condition our equity awards upon multi-year vesting schedules to encourage our executives to remain with us throughout the entire vesting period. We also offer a performance-based compensation program that allows our executives to attain higher payouts based on company and individual performance.

*2. **Establish commonality of interest between our executives and stockholders.*** Our incentive compensation plans are designed to ensure a strong correlation between our executives' actual compensation earned and the delivery of successful operating performance for the Company. A significant portion of our executives' compensation is performance-based, which motivates key, successful behaviors because it links compensation earned with company performance, thereby encouraging our executives to think and act like stockholders. The performance measures we use are designed to drive the successful attainment of both individual executive and Company-level objectives, and, in turn, our short- and long-term strategies. We generally use three types of programs to accomplish this: annual performance-based equity awards; a performance-based annual cash incentive plan; and special performance awards for exemplary individual contributions paid in the form of cash or equity. As a result of the substantial focus on performance-based compensation, actual realized pay may fall above or below the targeted levels described above.

*3. **Monitor and adopt competitive executive compensation best practices appropriate for the Company.*** We continuously evaluate trends and best practices to remain competitive within our peer group and the general industry. We strive to adopt executive compensation best practices that are consistent with our pay-for-performance philosophy where such practices are in the best interest of both the Company and our stockholders. For example, we amended the NCR Change in Control Severance Plan to eliminate "tax gross-ups" for new participants and approved a Compensation Recovery Policy (or claw-back policy) for executive officers. Additionally, we maintain an executive stock ownership policy that encourages executives to accumulate a specified amount of Company stock over a set time period, to retain a portion of shares acquired through the vesting of performance-based restricted stock units or restricted stock units, and to hold shares obtained through the exercise of stock options. We also design our executive compensation policies to discourage unnecessary or excessive risk-taking, and generally design our programs so that incentive compensation paid to our executive officers receives maximum tax-deductibility, to the extent we believe that doing so is in our stockholders' best interests.

Performance-Based Compensation. Compensation of our Named Executive Officers is highly performance-based. We use performance-based cash and equity incentives to reward our Named Executive Officers for achieving performance targets set annually by the Committee. In 2009, all equity awards made to our Named Executive Officers were performance-based, with the exception of one time-based restricted stock unit award made to Mr. Fishman for retention purposes as discussed on page 27. Of the target total direct compensation of our Named Executive Officers in 2009, approximately 76 percent was performance-based. The portion of performance-based "at risk" compensation increases directly with the executive's role and responsibility within the Company, ensuring our senior officers are held most accountable to our stockholders. Of the target total direct compensation of our Chief Executive Officer in 2009, approximately 90 percent was performance-based.

However, in 2009, none of our Named Executive Officers earned a cash-based annual incentive award or payout of the annual performance-based restricted stock units granted under the Company's standard short- and long-term incentive plan designs, each of which is described in detail in this *Compensation Discussion and Analysis*. In addition, the portion of hiring awards for Messrs. Bruno and Leav consisting of performance-based restricted stock units did not earn a payout. Due to retention concerns, the Committee granted performance-based retention awards to certain executives in 2009. As described below, the performance condition applicable to the retention award granted to our CEO was achieved. The performance period for the retention awards granted to certain of our other Named Executive Officers in 2009 has not ended, and thus it is not known at this time whether the performance conditions applicable to those awards will be achieved.

Compensation Recovery Policy. As described in "Compensation Philosophy and Framework," the Committee regularly monitors, and adopts when appropriate for our Company and our stockholders, evolving executive compensation best practices. In furtherance of this objective, in October 2009, the Committee adopted a Compensation Recovery Policy (or a so-called claw-back policy). Under this policy, each executive officer must repay or forfeit, as directed by the Committee, any annual incentive, long-term incentive, equity-based award or other performance-based award received by him or her if:

- the payment, grant or vesting of such compensation was based on the achievement of financial results that were the subject of a restatement of the Company's financial statements, as filed with the Securities and Exchange Commission;

- the need for the restatement was identified within 3 years after the date of the first public issuance or filing of the financial results that were subsequently restated;
- the Committee determines in its sole discretion, exercised in good faith, that the executive officer's negligence, fraud or misconduct caused or contributed to the need for the restatement; and
- the Committee determines in its sole discretion that it is in the best interests of the Company and its stockholders for the executive officer to repay or forfeit all or any portion of the compensation.

In addition, if the Committee determines that this policy applies to an executive officer, then in addition to the above provisions, the executive officer shall, to the fullest extent permitted by law and as directed by the Committee: (i) forfeit any outstanding equity-based awards; and (ii) repay the amount received upon settlement of any time-based equity awards or any gains realized upon the exercise of stock options.

Role of Compensation Consultant and Chief Executive Officer. The Committee has the authority to determine compensation-related decisions for the Company's executive officers, set plan metrics and make other compensation-related decisions as authorized and required by its charter. The Committee considers recommendations from its compensation consultant, Frederic W. Cook & Co., Inc. ("FWC"), as well as our Chairman of the Board, Chief Executive Officer and President, Mr. Nuti (whom we refer to as our "CEO") in making such decisions.

As discussed on pages 12-13 of this proxy statement, under its Charter, the Committee is authorized to and has directly engaged FWC, who is independent of the Company's management and reports directly to the Committee. FWC has no economic relationships with the Company other than its role in advising the Committee. FWC works with management only under the direction and approval of the Committee on matters that fall within the Committee's responsibility as outlined in its charter. FWC plays an integral role in providing the Committee expert advice regarding compensation matters for the executive officers, including the CEO. This advice includes: information about competitive market rates; assistance in the design of the variable incentive plans and the establishment of performance goals; assistance in the design of indirect compensation programs (e.g., change in control policy, general severance and perquisites); and assistance with Section 162(m) and Section 409A compliance, disclosure matters, and other technical matters.

Our CEO attends most meetings of the Committee and participates by discussing with, and making recommendations to, the Committee regarding candidates for executive positions, compensation packages for new and existing executives, and executive benefits. Our CEO also provides the Committee with a performance review of key executive talent as it relates to both their development needs and their compensation. In addition, our CEO provides recommendations to the Committee concerning the financial performance metrics to be used to determine short-term and long-term incentive compensation for all executive officers. Although our CEO provides written input regarding his performance by establishing annual objectives at the beginning of the year in conjunction with the Committee and the Board and providing the Committee and the Board a self-evaluation at the end of the year, neither he nor any member of management makes any recommendation to the Committee regarding his compensation. FWC provides the Committee with a thorough analysis of the CEO's pay profile, both historically and in comparison to the Company's peer group. Using this in conjunction with tally sheets, the Committee recommends the CEO's compensation. The CEO is never present during these discussions and is not provided a copy of the consultant's report.

Analytical Tools. Each year, the Company's management and the Committee's compensation consultant, FWC, conduct analyses for the Committee of our executive compensation program and related decisions using various tools to assess both external and internal factors, each of which is described below.

External Analysis—Peer Group Analysis and Market Surveys. We use several methods to examine the various elements of our executive compensation program to gauge where we stand versus the competitive market and understand current compensation practices. In general, the Committee considers the median of the peer group data described below when establishing base salary, annual incentive and long-term incentive opportunities. However, the Committee retains the flexibility to make adjustments in order to respond to market conditions, promotions, individual performance and internal equity. The Committee also reviews broad-based, publicly available survey data for the positions below the CEO level where proxy data may not be available in order to have a general reference point in understanding the competitive market in which we compete.

Compensation Peer Group. FWC generally leads the effort to develop and present peer group data used by the Committee. FWC's typical independent analysis includes an examination of the cash and equity elements of compensation for the five most highly compensated executives in each peer company and a comparison of the Company's similarly ranked Named Executive Officers to the lower, median and upper quartiles of the entire group. The analysis also includes comprehensive modeling of long-term incentive costs and resulting levels of stockholder value transfer and dilution, which helps the Committee develop an annual budget for aggregate, Company-wide long-term incentives.

The unique combination of industries represented in our Company creates challenges in identifying comparable companies for executive compensation benchmarking. We select our peer group by examining other companies in terms of industry, size and recruiting. That is, we look at companies in our applicable GICS (Global Industry Classification Standard) industry groups that are of reasonably similar size based on annual revenue, market capitalization, operating income and number of employees. We also consider companies with which we compete for talent.

We review our peer group at least once per year to ensure it continues to reflect the parameters originally outlined. In 2009, we removed: Andrew Corporation because it was purchased by Commscope, Inc.; Sun Microsystems because it is being acquired by Oracle; and Avaya because it is no longer a publicly-held company. No other changes were made in 2009. Our 2009 peer group consisted of the companies listed below:

Agilent Technologies, Inc.	Commscope, Inc	Diebold, Incorporated
DST Systems, Inc.	EMC Corporation	Fiserv, Inc.
Harris Corporation	Imation Corp.	Juniper Networks, Inc.
Lexmark International, Inc.	Logitech International SA	NetApp, Inc.
Pitney Bowes Inc.	SanDisk Corporation	Seagate Technology
Symantec Corporation	Tellabs, Inc.	Western Digital Corporation

Broad-Based Market Surveys. Management generally prepares an analysis for the Committee that compares the compensation of our executive officers against that of similar roles found in broad-based publicly available executive compensation market surveys so that the Committee can understand current market trends and practices. In 2009, management used four surveys for the analysis, two of which were "general industry" in nature and two of which concentrated on companies in high-tech industries. The surveys included both the Company's competitors and non-competitors. The number of companies participating in each survey ranged from approximately 100 to over 700 and the Committee was not provided with the names of the participant companies. We chose these particular surveys for several reasons. First, some of the surveys are global in nature which enables us to obtain salary structure market data in numerous countries under a consistent methodology. Second, the surveys are broad in that they include positions in a variety of disciplines. Third, the surveys are widely respected and viewed as reliable data sources. Using this approach allows us to collect substantial and meaningful market data through the purchase of a limited number of surveys to understand market trends and practices.

Internal Analysis—Tally Sheets and Internal Equity. In addition to reviewing the market data described above, the Committee also reviews various internal analyses described below.

Tally Sheets. At each regular Committee meeting, the Committee reviews tally sheets prepared by management when considering compensation changes for our executives. Our tally sheets provide:

- current and historical total compensation;

- comparison of current compensation to market median and 75th percentile;
- value of future equity vestings at current and assumed future stock prices;
- value of stock option exercises for the past five years;
- current-year short-term incentive targets;
- year-to-date value of executive perquisites received;
- ownership levels in NCR common stock and how this compares to equity ownership guidelines;
- pension benefit estimates and savings plan balances, as applicable; and
- estimates of benefits provided to each executive upon various termination scenarios.

The tally sheets are used by the Committee to review the degree to which current, historic and projected compensation, including unvested equity awards and separation benefits, support the Company's retention objectives. The Committee uses the data in the tally sheets to gauge actual and projected wealth accumulation levels. The tally sheets are also used to compare year-over-year compensation as part of the process of setting compensation for the next year.

Internal Equity. In addition to the tally sheets, management prepares an overview of each executive's base salary, annual incentive targets, and long-term incentive awards in comparison to internal peers. To maintain fairness throughout the executive ranks, we strive to ensure a level of consistency in compensation with differences based on the degree of judgment and strategic nature of the role of the executive, as well as each executive's individual performance. We analyze the relationship between our CEO's compensation and the compensation of our other Named Executive Officers. In 2009, our CEO's actual compensation was 1.3, 1.3 and 2.6 times base salary, Cash Compensation (as defined in the following section), and Cash Compensation and equity (using the grant date fair value), respectively, of the next highest-paid Named Executive Officer. Our CEO is compensated at higher Cash Compensation and equity levels than the other Named Executive Officers to reflect his leadership responsibility, the market rate for CEO talent, the strategic nature of his position as the senior executive leading the entire organization, the extent and scope of his responsibilities, his performance and the judgment that he brings to his position. In addition to regularly considering the information provided by external data, tally sheets and internal equity analyses, the Committee took special note in this year's decisions of the uncertain state of the economy, the Company's overall expense management initiatives and retention concerns.

Compensation Decisions

The material elements of compensation used to achieve the objectives of our executive compensation program are (i) cash compensation, consisting of base salary and annual cash incentives (such as the annual cash award opportunities available under the Management Incentive Plan (defined on page 22) (collectively, "Cash Compensation"); and (ii) long-term equity incentives (stock options, performance-based restricted stock units, and, on a limited basis, time-based restricted stock units). In addition, we provide to our Named Executive Officers post-termination compensation including severance, change in control arrangements (in some cases), and, on a limited basis, retirement benefits and executive perquisites.

The elements of the executive compensation program have been designed to achieve both short- and long-term Company performance targets. All elements are considered together because each element impacts the other. For example, we do not finalize base pay without also considering the resulting total cash compensation. In determining the appropriate mix of compensation elements, we strive to balance the focus on short- and long-term goals, while maximizing the use of performance-based compensation elements. The use of variable pay establishes commonality of interest between our executives and our stockholders.

Base Salary

We strive to set base salaries at a level that is competitive with our peer group. By doing so, we are able to attract and retain top quality executive talent and ensure that our overall fixed costs are kept at a reasonable level.

The Committee established the base salary of Mr. Leav, who was hired as our Senior Vice President, Worldwide Sales, pursuant to a letter agreement dated as of December 28, 2008, at $450,000. The Committee established Mr. Leav's salary based on peer group data and internal equity considerations. The Committee also decided to freeze the base salaries of our Named Executive Officers in 2009. This decision was made primarily based on the Company's overall expense management initiatives. The base salaries paid to the Named Executive Officers during 2009 are reported in the Summary Compensation Table on page 35.

Short-Term Incentives

We provide annual cash incentives to motivate our executive officers to attain specific short-term performance objectives, which, in turn, further our long-term objectives. Our short-term incentive structure ensures that a significant portion of each executive officer's Cash Compensation is "at risk" and payable only if designated performance measures are achieved.

In March 2009, in a significant demonstration of leadership, Mr. Nuti asked that he not be considered to receive an annual incentive for 2009 to further support our expense management initiatives. The Committee honored Mr. Nuti's request, and also decided to eliminate annual incentives for the other Named Executive Officers for the first half of 2009. The Committee also later eliminated the second half of the annual incentive for our Named Executive Officers. As a result, none of our Named Executive Officers earned an annual incentive for 2009.

Following is a brief description of our 2009 annual incentive program for our Named Executive Officers prior to its cancellation.

Award Opportunities for Messrs. Nuti, Massetti, Bruno, Leav and Dorsman. The annual cash incentives for Messrs. Nuti, Massetti, Bruno, Leav and Dorsman were established under the Management Incentive Plan, which was approved by our stockholders in 2006 (the "Management Incentive Plan"). (See "Award Opportunity for Mr. Fishman" below for a description of the annual cash incentive program in which he participated.) The award, which was set to comply with Section 162(m) of the Code, for each participating Named Executive Officer under the Management Incentive Plan equaled 1.5 percent and 0.75 percent of the Company's earnings before income taxes for Mr. Nuti and each of the other Named Executive Officers, respectively. (See Tax Deductibility Policy section for additional information on Section 162(m).) This measure, earnings before income taxes, was used to ensure that bonuses are determined as a percentage of controllable profit. We use a measure that excludes income taxes to ensure that profit is defined based on operating results that the participating Named Executive Officers can directly influence. The award amount was set at a level sufficient to ensure reasonable award levels under all expected future scenarios, taking into consideration possible changes in the level of earnings before income taxes that might result from operational performance, as well as merger and acquisition and related activities.

2009 Management Incentive Plan Objectives. Consistent with Section 162(m) of the Internal Revenue Code (the "Code"), the Committee retains the discretion to reduce the annual cash incentive award for Named Executive Officer to an amount that would be less than 1.5 percent or 0.75 percent, as applicable, of the Company's earnings before income taxes. In considering whether to exercise this discretion, the Committee considers, among other things, the extent to which our Named Executive Officers achieved certain pre-established objectives (the "2009 Management Incentive Plan Objectives"). The 2009 Management Incentive Plan Objectives were tied to (i) core financial objectives, (ii) individual management objectives, and (iii) customer success targets.

Core Financial Objective. Each participating Named Executive Officer was assigned a core financial performance objective based on corporate non-pension operating income after capital charge ("NPOICC"). We used NPOICC as a measure because it (i) reflects our highest business imperative – driving growth in profit by increasing revenue and controlling operating costs, (ii) is simple to calculate and easily understood by both employees and stockholders, (iii) is a measure that we track throughout the year, and (iv) is a critical measure investors use to gauge our execution.

NPOICC is our operating income as reported under generally accepted accounting principles, but without taking into consideration the impact of pension income or expense for the year. We exclude the impact of pension income or expense when calculating our operating income because such impact is better considered over several years and does not directly relate to an executive officer's performance or the Company's success in operations. The non-pension operating income is then adjusted to take into consideration capital charges for the year, as these charges represent our cost of capital as used in our operations and corporate activities. By incorporating this factor into the performance measure, we are able to ensure the Named Executive Officers consider the long-term impact of their decisions as well as the short-term financial consequences. The long-term impact is based on charging a cost of capital for long-term assets to reflect our investors' assumed expected return on equity capital. The short-term financial consequence is based on the charge associated with working capital items such as accounts receivable, inventory and other current liabilities. As a result, we expected the core financial objective to motivate the Named Executive Officers to prudently manage our assets as they strived to increase revenue and lower operating costs.

When considering how the core financial metric should impact the Committee's exercise of negative discretion, the Committee established guidelines for the participating Named Executive Officers, which were expressed as a percentage of base salary. Depending on the actual performance results for the core financial objective, each participating executive could have retained between 0 to 250 percent of his target. The targets were set based on peer group data and internal positioning as indicated below:

Named Executive Officer	Target Bonus (% of Base Salary)
William Nuti	125
Anthony Massetti	100
John Bruno	100
Peter Leav	75
Peter Dorsman	75

Prior to cancellation of the annual incentive program, the Committee established two six-month targets for the NPOICC core financial metric. The threshold, target and maximum performance goals for the full year were set at $267.5 million, $307.5 million and $367.5 million, respectively. For the first half of 2009, such goals were set at $60.5 million, $72.5 million and $90.5 million, respectively, and for the second half of 2009, such goals were set at $207 million, $235 million and $277 million, respectively. The 2009 core financial objective also contained a suggested payout threshold based on operating results as measured by non-pension operating income ("NPOI"), which was set at $340 million. In using its discretion to determine the amount of annual incentive award it grants, the Committee considers whether this threshold is achieved. The Company did not meet this threshold in 2009. The financial objectives under the annual cash incentive program are generally set at a level that is more challenging than the financial objectives under the long-term incentive program described below to ensure that our executive officers are properly motivated and rewarded only for outstanding performance.

Management by Objectives. Each participating Named Executive Officer, except the CEO, had multiple management objectives, which we refer to as "management by objectives," that the Committee would have considered in using its discretion to determine the final amount of the annual awards.

Customer Success. Each participating Named Executive Officer had various customer service measures, the achievement of which the Committee would have considered in using its discretion to determine the final amount of the annual awards.

Award Opportunity for Mr. Fishman. Since Mr. Fishman was not an executive officer at the beginning of 2009, he participated in the Company's Rewards for Results Plan, which is our annual short-term incentive plan for non-executive, non-sales employees. The Committee did not make any adjustments to Mr. Fishman's annual incentive opportunity when he was appointed to serve as interim CFO. The core financial metric under the

Rewards for Results Plan was NPOI. The 2009 Rewards for Results Plan was eliminated due to our expense management initiatives.

Other Short-Term Incentives. In 2009, Mr. Dorsman led the successful opening of two manufacturing plants in the United States and Brazil. In doing so, Mr. Dorsman met a demanding budget, schedule and other requirements. Consequently, the Committee awarded a one-time cash bonus of $50,000 in 2010 to Mr. Dorsman to recognize these 2009 accomplishments.

Long-Term Incentives

We implemented our long-term incentive program to ensure that a large portion of total compensation for executives is directly aligned with Company performance and changes in stockholder value that are driven by Company performance. Long-term equity awards granted to our Named Executive Officers in 2009 were made under the 2006 NCR Corporation Stock Incentive Plan (the "Stock Incentive Plan") approved by our stockholders in 2006. The use of equity (i) unites all executives in a common set of goals and fosters stock ownership, which creates commonality of interests with stockholders, and (ii) enhances the retentive aspect of the overall compensation program by requiring executives to remain employed for a multi-year period until awards fully vest.

Annual Awards. In early 2009, the Committee approved changes in the design of the long-term incentive program for 2009 to account for the uncertain economic outlook and the Company's lower stock price. First, the mix of equity vehicles for the annual grant was changed from 50 percent stock options and 50 percent performance-based restricted stock units to 100 percent performance-based restricted stock units. This change was intended to maintain the annual run rate of equity awards within a reasonable range. The change also reduced the accounting expense of the equity program and provided an additional level of security to employees in uncertain times, while maintaining an appropriate focus on performance. Second, the performance period for the performance-based restricted stock units was one year rather than the historical three-year period, although the vesting period continued to be the traditional three-year period. The Committee determined that there might be higher probability of establishing appropriate targets for a one-year period when visibility on the economy was extremely limited. If we had continued using the three-year performance period in the unpredictable economy, there would be a greater risk of setting the performance targets too low and achieving maximum payout without exceptional performance, or setting the targets unreasonably high and not having any payout despite strong performance, which would cause retention concerns. Third, the vesting terms for the performance-based restricted stock units provided that the award would not vest until December 31, 2011. This change was intended to ensure the awards maintained a long-term retentive value.

Award size. When determining the overall annual equity program for the Company for the upcoming year, we balance the size of individual awards, the number of participants, and accounting expenses from prior year grants with the total annual expense plan approved by the Board of Directors. As mentioned above, FWC also conducts a comprehensive analysis of long-term incentive costs and resulting levels of stockholder value transfer and dilution, which helps the Committee develop an annual budget for aggregate, Company-wide long-term incentives. Generally, the 2009 award levels for our Named Executive Officers were between the median and 75th percentile of the market data. In addition, we considered the following factors when establishing the 2009 annual award levels:

- The 2009 annual award granted to the CEO was determined by the Committee through analysis of peer group data, as well as consideration of Mr. Nuti's past awards and performance to date.
- As described in the discussion on ad hoc awards below, Mr. Leav did not receive an annual award in 2009 because his hiring was close to the time that annual equity awards were granted.
- The amount of the awards granted to Messrs. Massetti, Bruno and Dorsman was determined by analyzing the applicable median value of long-term incentive awards granted by the companies in our peer group and based on individual performance.
- Mr. Fishman was granted an annual award in line with the guidelines for employees in his internal grade level to encourage him to remain with the Company and to recognize his outstanding performance during the past year.

The 2009 long-term incentive award values for each Named Executive Officer were as follows:

Annual Equity Awards Table	
Named Executive Officer	Annual Equity Award Value as of Grant Date ($)
William Nuti	4,700,000
Robert Fishman	157,500
Anthony Massetti	1,125,000
John Bruno	1,125,000
Peter Dorsman	630,000

Performance Goals. The awards granted under the long-term incentive program had a performance target of 20% Return on Capital, which was set to comply with Section 162(m) of the Code. (See Tax Deductibility Policy section for additional information on Section 162(m).) If this performance target is not achieved, there is no payout of these awards. If this performance target is achieved, then the Committee uses its discretion to determine payment of the performance-based restricted stock units taking into consideration the extent to which we achieved a specified level of Net Operating Profit ("NOP") during a one-year performance period starting January 1, 2009 and ending December 31, 2009. The threshold, target and maximum performance goals for this performance period were set at $232.5 million, $262.5 million and $327.5 million, respectively. The number of shares earned could range, according to the level of performance achieved, from a threshold of 25% to a maximum of 150% of the performance units granted. If earned, the units would have vested on December 31, 2011. While both are challenging targets, our philosophy is to make the financial objectives under the annual cash incentive plan moderately more difficult than those of the long-term incentive plan. We do this in recognition of the difficulty in setting long-term targets in volatile economic times. In both the short- and the long-term incentive plans, achievement of target creates real stockholder value and aligns the participants with the Company's performance goals.

Return on Capital is equal to our NPOI divided by Controllable Capital. The Committee also set performance metrics based on the Company's NOP to determine the final award payable. We determined NOP using the following formula:

- Multiplying Controllable Capital by 10 percent (which approximates our annual weighted average cost of capital), and
- Subtracting this amount from the sum of NPOI as reported for each quarterly reporting period during the performance period.

By Controllable Capital, we mean:

(i) Our working capital (accounts receivable plus inventory, minus the sum of accounts payable, deferred revenue and customer deposits), plus

(ii) The sum of Property, Plant & Equipment, other current assets excluding taxes, and capitalized software, minus

(iii) The sum of payroll and employee benefits and other current liabilities, excluding taxes and severance.

We use NOP to determine the number of units that will vest because it is the measure that represents projected long-term meaningful growth of the Company. NOP accurately demonstrates the value that the Company generates from its operations. That is, while it is possible to create a short-term increase in NPOI by growing receivables, inventory, and investments in Property, Plant and Equipment (each of which is an element of Controllable Capital), in the long-term, these types of short-term gains may begin to erode and Return on Capital will subsequently decrease. By using Return on Capital (as described above), the Committee can ensure that the NPOI growth is based on sound investments by taking into account the impact of the cost of generating the additional NPOI.

If our minimum Return on Capital goal is met, the Committee may set payout levels based on the following payout chart, although the Committee reserves the right to reduce the payout levels based on such factors as they deem appropriate. We apply straight-line interpolation to our actual NOP for the performance period to compute the number of units earned by the Named Executive Officers between the specified threshold, target, and maximum payout levels. Below is a sample straight-line interpolation graph that illustrates how the number of units is computed. The number of units below is for illustrative purposes only:

Results	Payouts
1	25%
2	62.5%
3	100%
4	125%
5	150%


Interpolation Example
160%
140%
120%
100%
80%
60%
40%
20%
0%
Payout %
0
1
2
3
4
5
6
Results

As illustrated by this graph, if the results were at level 4, then the payout percentage would be 125 percent. Thus, an executive officer with a target award of 100 units would receive 125 units. If earned, the units would have vested on December 31, 2011.

Payout Levels. No payout of the performance-based restricted stock units described above will occur. Although the Return on Capital goal was met, the Committee determined there would be no payout because the NOP goal that the Committee takes into consideration in using its discretion was not met. In addition, because the performance-based restricted stock unit portion of the hiring awards to Messrs. Bruno and Leav was subject to the same performance terms as the annual awards, there was no payout of such portion of the hiring awards.

Retention Awards. During 2009, the Committee also granted a series of retention awards to certain of our Named Executive Officers:

- At its February 2009 meeting, the Committee granted a performance-based restricted stock unit award to our CEO with a dollar value equal to $3 million. The award would be earned if we attained NPOI of $200 million for 2009. In February 2010, the Committee certified that the NPOI goal had been achieved, and therefore our CEO earned 266,087 restricted stock units. However, in order to enhance our retention incentives, the earned units will vest only if our CEO remains employed by the Company until February 23, 2012. The Committee determined that this award was necessary to retain the CEO during these difficult financial times because (i) the performance-based awards granted in connection with his appointment as CEO had previously vested, (ii) three-quarters of the stock options granted in connection with his appointment as CEO had previously vested, (iii) all of his stock options were underwater and had no intrinsic value at the time, (iv) he had recommended, and the Committee agreed, that he would not participate in the 2009 annual incentive program, and (v) he did not receive an adjustment to his base salary in 2009. The amount of the award was based on the Committee's assessment of the CEO's leadership and willingness to make tough decisions during this difficult time, the amount the CEO has realized during his tenure with the Company, the intrinsic value of outstanding awards, and the need to retain the executive during the economic crisis.

- At its July 2009 meeting, the Committee granted a performance-based restricted stock unit award to Messrs. Bruno, Leav and Dorsman with a dollar value of $600,000, $600,000 and $400,000, respectively. The award will be earned if the Company attains a threshold level of achievement of NPOI during an 18-month performance period from July 1, 2009, through December 31, 2010. While the award was granted primarily for retentive purposes, it was also designed to be performance-based to comply with Section 162(m) of the Code. Thus, the performance goal for the award was set at a level that was considered to be less challenging than the level of difficulty of performance goals applicable to our annual awards, but still at a sufficiently challenging level such that attainment of the goal was substantially uncertain. This was the first time that the Committee set an 18-month metric based on NPOI. Consequently, historical achievement data for this metric is not available. In order to enhance our retention incentives, each executive's earned units will become vested only if he remains employed by the Company until August 1, 2012. The Committee determined that this award was necessary to retain these executives during these difficult financial times because (i) it was anticipated that the 2009 performance-based restricted shares would not pay out, (ii) the 2008 performance-based restricted stock units were tracking below threshold performance, (iii) most of our outstanding stock options were underwater and had no intrinsic value at the time, (iv) we anticipated that the 2009 annual incentive program would be eliminated, and (v) the executives did not receive an adjustment to base salary in 2009. The amount of the awards were determined based on the Committee's assessment of the amount that each Named Executive Officer had realized during his tenure with the Company, the intrinsic value of outstanding awards, and the need to retain the executive during the economic crisis.
- At its September 2009 meeting, the Committee granted a time-based restricted stock unit award to Mr. Fishman with a dollar value of $100,000. The award will vest only if Mr. Fishman remains employed by the Company until October 25, 2012. The Committee determined the award was necessary to retain Mr. Fishman during the transition of the Company's world headquarters.

Ad Hoc Awards. Equity awards granted outside the annual award process, known as "ad hoc" awards, are generally stock options or performance-based restricted stock units. During 2009, only one ad hoc award was made to a Named Executive Officer. This award was a hiring grant for Mr. Leav with an approved value of $2 million (50% granted in the form of stock options and 50% granted in the form of performance-based restricted stock units, subject to the same terms as the awards granted during the annual grant process, as described above). This 50/50 split was consistent with the design of all equity awards to new hires as of the time it was granted. The factors used to determine the amount of Mr. Leav's award were (i) the need to motivate Mr. Leav to join the Company, (ii) consideration of forfeited performance or retention bonuses and unvested equity, and (iii) affordability to the Company. There was no payout of the performance-based restricted stock unit portion of this ad hoc award. Additional information on these awards, including the number of shares subject to each award, is reported in the Grants of Plan-Based Awards Table on page 40 and the Outstanding Equity Awards at Fiscal Year-End Table on pages 41-42.

Payout of the 2007 Performance-Based Restricted Stock Units. In March 2007, the Committee granted performance-based restricted stock units to Messrs. Nuti, Fishman and Dorsman. The awards initially had a three-year performance period that commenced on January 1, 2007 and ended December 31, 2009. However, after the Company completed a transaction in which it strategically separated one of its business units into a separate publicly-held corporation, the Committee made certain adjustments to the performance goals and re-set the performance period to run from October 1, 2007 through December 31, 2009. The awards had a performance target of 20% Return on Capital. In exercising its discretion to determine the payout for the award, the Committee considered the extent to which we achieved certain levels of Cumulative Net Operating Profit ("CNOP"). The number of shares earned could range, according to the level of performance achieved, from a threshold of 25% to a maximum of 150% of the performance units granted. In February 2010, the Committee certified a payout level under the 2007-2009 performance-based restricted stock unit awards of 114.2% of target, based on the achievement of the Return on Capital metric and a CNOP of $630.6 during the performance period.

2010 Long-Term Incentive Program

Annual Awards. The Committee will continue to review our long-term incentive program in light of evolving economic conditions and other factors. In 2010, the Committee decided to refine our long-term incentive program for grants made in 2010. Specifically, the Committee decided to deliver the 2010 long-term incentive opportunity 25% in stock options and 75% in performance-based restricted stock units. This mix is consistent with our objective of emphasizing performance-based compensation and provides the most appropriate alignment of executive and stockholder interests. A stock option provides a direct link to financial performance as measured by growth in the trading price of our common stock. Both stockholders and executives gain value when the trading price of our common stock increases. At the same time, the value of this form of compensation is reduced or eliminated in markets in which the trading price of our common stock declines. The Committee also decided to apply a two-year performance period commencing on January 1, 2010 and ending on December 31, 2011 to the performance-based restricted stock units granted in 2010 because the Committee prefers, when reasonably possible in light of economic conditions, to use a multiple-year performance period. The use of performance-based restricted stock unit awards drives results because their payout and the number of shares earned are directly tied to the achievement of specific pre-determined operating objectives over a two-year period that have been crafted to help us reach our long-term strategic objectives. In addition, in order to enhance retention incentives, the units earned, if any, during the performance period vest on December 31, 2012.

Chairman's Recognition Awards. As described in the Executive Summary, the change in our Company's pension expense had a perceived negative impact on the value of the outstanding stock and options held by our Named Executive Officers. In addition, our Named Executive Officers had no payouts under the short- and long-term incentive plans for 2009, and the performance-based awards granted to Messrs. Bruno and Leav in connection with their hiring did not earn a payout. These executives are crucial contributors to the well-being of the Company and, while they are very loyal to the Company, the Committee believed it was in the stockholders' best interests to reinforce that loyalty. Therefore, in January 2010, the Committee granted special awards to a select group of employees, including our current Named Executive Officers. Each of the special awards was in the form of time-based restricted stock units, with varying vesting schedules depending on the specific retention needs. For each award, a portion vests in February 2012 and the remaining portion vests in February 2013. Vesting is subject to continued employment on the vesting date. The Chairman's recognition awards were made by the Committee to the Named Executive Officers in the amounts listed in the table below. The amounts of the awards were determined based on the Committee's assessment of the amount of equity that each Named Executive Officer had realized during his tenure with the Company, the intrinsic value of outstanding awards and the need to retain the executive during the economic crisis.

2010 Chairman's Recognition Awards Table	
Named Executive Officer	**Award Value as of Grant Date ($)**
William Nuti	3,800,000
Robert Fishman	118,125
John Bruno	2,843,750
Peter Leav	1,000,000
Peter Dorsman	504,000

Executive Perquisites

As part of the Company's objective to embrace best practices within our executive compensation program, our executives are eligible for a limited offering of perquisites. The perquisites we provide support our objective to attract and retain high quality talent and are designed to allow our executives to focus on their business responsibilities without concern for the situations covered by these perquisites. Consistent with our compensation philosophy to maximize performance-based components of the overall compensation program, perquisites and other personal benefits do not comprise a significant aspect of our executive compensation program. The incremental costs to the Company associated with providing each of these perquisites to the Named Executive Officers are described in the Perquisites Table on page 38.

The Committee has discontinued all tax reimbursements, with the exception of those provided in connection with relocations required by the Company, which are generally also provided to all non-executive employees. Each perquisite we provided in 2009 is described below.

Financial Counseling Program. We provide the Named Executive Officers with a $12,000 annual allowance under our Financial Counseling Program to be used for financial and tax planning, estate planning, financial planning-related legal services, and income tax preparation. We believe that providing expert financial counseling reduces the amount of time and attention the Named Executive Officers would otherwise spend on that topic and maximizes the net financial reward they receive under our executive compensation program.

Executive Medical Exam Program. We currently provide our Named Executive Officers reimbursement for up to $5,000 annually under our Executive Medical Program for a comprehensive physical examination and diagnostic testing. This amount was determined by reviewing the offerings presented by the management-approved facility that provides these services and choosing what we believe to be a level appropriate to provide our executives with a broad and comprehensive range of services. We believe that this perquisite benefits our stockholders by encouraging our executives to proactively maintain their health, thereby minimizing health-related disruptions to our business.

Lodging and Meals. Since July 2008, the Company has provided occasional overnight hotel accommodations near the New York City office to enhance Mr. Nuti's productivity. To the extent Mr. Nuti stays in a hotel for business reasons, other than for collective business events such as Board Meetings or Monthly Executive staff meetings, these expenses were not eligible for tax reimbursement and Mr. Nuti is liable for such tax liability.

Aircraft and Commercial Flights. In accordance with the terms of our letter agreement with Mr. Nuti (as discussed on page 47), we have authorized the personal use of our corporate aircraft by Mr. Nuti on an as-available basis, provided that the imputed income from such personal use does not exceed $50,000 per year, based on Standard Industry Fare Level Rates ("SIFL") as published by the Internal Revenue Service. Mr. Nuti's use of our corporate aircraft is reviewed on a quarterly basis by the Committee.

Security Expenses. Based on the recommendation of an outside security consultant, the Company provided security services to certain Named Executive Officers. The Company provided security protection to Messrs. Nuti and Dorsman and their spouses while traveling on business out of the country. These security expenses were not eligible for tax reimbursement. For security and personal safety, the Company also required Mr. Nuti to use a Company-provided car and driver in and around the New York City area, which may be used by other employees when available. To the extent Mr. Nuti uses such car and driver for commuting purposes, it is considered a perquisite.

Relocation. During 2009, the Company provided relocation benefits to Messrs. Massetti, Leav and Dorsman. Mr. Leav also received tax reimbursements for certain relocation benefits he received in 2009. Such tax reimbursement for relocation benefits is generally consistent with the Company's relocation policies for non-executive employees. Mr. Dorsman received relocation benefits in the form of a mortgage subsidy, which is generally part of our standard relocation policy for executives who relocate from an area with a low cost of living to an area with a high cost of living. The mortgage subsidy is designed to ease the cost of living transition by reducing the initial interest rate on mortgages, which assists with obtaining a higher mortgage as necessary in high cost of living areas.

Retirement Benefits

We provide retirement benefits to our employees to attract and retain talented employees and to assist our employees in planning for their retirement. Historically, we provided retirement benefits to our United States ("U.S.") employees under a number of defined benefit pension plans. However, all of our U.S. defined benefit plans were closed to new entrants in 2004 and were frozen as of December 31, 2006. The actuarial present values of the accumulated pension benefits as of the end of 2009 to Messrs. Fishman and Dorsman, our only Named Executive Officers who are entitled to benefits under our defined benefit pension plans, as well as other information about each of our plans, are reported in the Pension Benefits Table and the narrative to that table. The plans applicable to Messrs. Fishman and Dorsman consist of:

- The NCR Pension Plan – a broad-based tax-qualified defined benefit pension plan for our U.S. employees;
- The NCR Nonqualified Excess Plan – a non-tax-qualified defined benefit pension plan that restores benefits to participants in the NCR Pension Plan that would otherwise be lost under that plan due to limitations under the federal income tax laws on the provision of benefits under tax-qualified defined benefit pension plans; and
- The Retirement Plan for Officers of NCR – a non-tax-qualified supplemental executive retirement plan that provides more generous benefits than the NCR Nonqualified Excess Plan for designated executives, including some of the Named Executive Officers.

Change in Control Arrangements

In the future, the Company may consider potential transactions that could result in a change in control. We want to ensure that in such an event, we retain key members of management and promote independence and objectivity in the consideration of potential transactions that may maximize stockholder value. In order to further these objectives, in 2006, we adopted a Change in Control Severance Plan, which has a double trigger as described on page 46 of this proxy statement. The design and magnitude of benefits under this plan were considered in the context of other factors, such as the amount of unvested equity compensation and the value of such awards, which together create a strong linkage between management's interests and those of stockholders.

The Change in Control Severance Plan provides for separation payments and benefits to certain of our executives based on the plan level, or "tier," to which the executive is assigned by the Committee. We selected these benefit levels for the different tiers in 2009 because, based on our then-current analysis, they represented the most common market practices. Based on its assessment of competitive market practices, the Committee determined that only the CEO should be included as a "Tier I" executive. As a result, at its February 2009 meeting, the Committee approved revisions to the tier levels to which certain executive officer positions are assigned under the Change in Control Severance Plan. In particular, the positions of Messrs. Massetti and Dorsman were reduced from Tier I to Tier II, meaning that the multiplier used to determine certain compensation and benefits under the Change in Control Severance Plan was reduced from 300 percent to 200 percent. No executive officer had an increase in compensation or benefits payable under the Change in Control Severance Plan as a result of these changes. Mr. Fishman was not a participant in the Change in Control Severance Plan in 2009. However, in February 2010, the Committee added Mr. Fishman as a participant in the plan effective as of February 23, 2010 at the Tier II level.

Named Executive Officer	Tier	Multiple
William Nuti	I	300%
Anthony Massetti	II	200%
John Bruno	II	200%
Peter Leav	II	200%
Peter Dorsman	II	200%

At their January 2010 meetings, the Committee recommended to the Board, and the Board adopted, an amendment the Change in Control Severance Plan to eliminate the tax gross-up for any participant who enters the plan after January 27, 2010. Prior to the amendment, the Change in Control Severance Plan provided for a "conditional tax gross-up" for all participants. The tax gross-up was intended to cover excise and related taxes in the event the severance compensation and other payments or distributions to any participant would constitute "excess parachute payments," as defined in Section 280G of the Code. The tax gross-up would be provided if the aggregate parachute value of all severance and other change in control payments to the participant exceeded 110% of the maximum amount that could be paid under Section 280G of the Code without imposition of an excise tax. If the parachute value of a participant's payments would not exceed the 110% threshold, then the participant's payments would be reduced to the extent necessary to avoid imposition of the excise tax.

Additional details regarding the payments and benefits provided to the Named Executive Officers upon satisfaction of the double-trigger are described in the discussion of Potential Payments Upon Termination or Change in Control beginning on page 46 of this proxy statement.

Proxy Statement

Severance Benefits

To ensure that we offer a competitive executive compensation program, we believe it is important to provide reasonable severance benefits to our executive officers, including the Named Executive Officers. We do not have individual severance agreements with our Named Executive Officers, other than Mr. Nuti and Mr. Leav. The severance arrangements for Messrs. Nuti and Leav were provided as a result of negotiations at the time of hire in order to attract the executives to the Company. Messrs. Bruno, Dorsman, Fishman and Massetti were covered under our standard U.S. Reduction-in-Force Plan. Generally, these plans provide employees with severance benefits if we terminate their employment in connection with a business restructuring (unless the termination is for cause). The payments and other benefits provided under these plans reflect the fact that it may be difficult for these individuals to find comparable employment within a short period of time. A description of the Reduction-in-Force plans, the severance arrangements for Messrs. Nuti and Leav, as well as the estimated payments and benefits payable to the Named Executive Officers assuming an event triggering payment under these plans and arrangements as of December 31, 2009, are reported in the discussion of Potential Payments Upon Termination or Change in Control beginning on page 46 of this proxy statement.

Equity Award Grant Practices

In light of emerging best practices, the Committee approved revisions to the Company's equity approval process in October 2008. The equity approval process used prior to that time is described in the Company's 2007 proxy statement. The current approval process for granting equity awards to our executives and other employees is summarized below:

- Annual Awards: All annual awards made to Section 16 Officers must be approved by the Committee. Grants of annual awards will be effective on the date the Committee meets to approve the award, which is typically at its February meeting.
- Ad hoc Awards: All ad hoc awards made to Section 16 Officers must be approved by the Committee at its regular meetings, special meetings, or through written actions by unanimous consent. Generally, the effective date of all ad hoc awards is the later of:
    - The first calendar day of the month immediately following the month in which the award was approved;
    - The first calendar day of the month following the recipient's effective employment or promotion date; and
    - If approved during the last month of a fiscal quarter, the second business day following the issuance of the Company's earnings release for that quarter.

The number of shares of restricted stock, restricted stock units or options granted is determined by converting the dollar value approved by the Committee into a specific number of shares. The conversion process and the process used to determine the exercise price for options are as follows:

- Shares, Units or Options Awarded: For shares of restricted stock and restricted stock units, the approved dollar value is divided by the average of the closing price of NCR common stock for the 20 trading days preceding, but not including, the grant date. For options, the approved dollar value is divided by the average of the closing price of NCR common stock for the 20 trading days preceding, but not including, the grant date, and then divided by the current year's Black-Scholes valuation factor.
- Exercise Price: The exercise price for stock option awards is the closing market price of our common stock on the effective date of the award; however, if the effective date of the award is on a non-trading day, the exercise price is the closing price on the first prior trading day.

Equity Ownership Guidelines

We have adopted stock ownership guidelines for our executive officers, including the Named Executive Officers, which operate to promote commonality of interest between management and stockholders by encouraging our executives to accumulate a substantial stake in our common stock. The guidelines encourage the executives to accumulate ownership of common stock equal to two times base salary (three times base salary in the case of our CEO) over a period of five years. For these purposes, ownership includes shares owned outright by the executive, interests in restricted stock and restricted stock units, stock acquired through our employee stock purchase plan, and investments in NCR common stock through the Company's Section 401(k) savings plan, the NCR Savings Plan (the "Savings Plan"). Stock options are not taken into consideration in meeting the ownership guidelines.

The guidelines are intended to ensure that our executive officers maintain an equity interest in the Company at a level sufficient to assure our stockholders of our executive officers' commitment to value creation. As of December 31, 2009, all of our Named Executive Officers met or exceeded these guidelines.

Tax Deductibility Policy

Under Section 162(m) of the Code, certain compensation in excess of $1 million annually is not deductible for federal income tax purposes unless it is awarded pursuant to a performance-based plan approved by stockholders. We believe that the incentive compensation paid in 2009 to our CEO and three other highest paid Named Executive Officers (other than our Chief Financial Officer) qualifies as performance-based compensation for purposes of Section 162(m) of the Code and is fully deductible for federal income tax purposes. The compensation of our Chief Financial Officer is not subject to the Section 162(m) deduction limitations under current Internal Revenue Service regulations. While we generally try to ensure the deductibility of the incentive compensation paid to our executive officers, the Committee has not adopted a policy that requires all compensation to be deductible because we want to preserve the ability to award cash or equity compensation to an executive that is not deductible under Section 162(m) if we believe that it is in our stockholders' best interests.

BOARD COMPENSATION AND HUMAN RESOURCE COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation and Human Resource Committee of the Board of Directors (the "Committee") manages the Company's compensation programs on behalf of the Board of Directors. The Committee reviewed and discussed with the Company's management the *Compensation Discussion and Analysis* included in this Proxy Statement. In reliance on the review and discussions referred to above, the Committee recommended to the Board of Directors that the *Compensation Discussion and Analysis* be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and the Company's Proxy Statement to be filed in connection with the Company's 2010 Annual Meeting of Stockholders, each of which will be filed with the Securities and Exchange Commission.

Dated: February 23, 2010

The Compensation and Human Resource Committee:

Linda Fayne Levinson, Chair
Gary Daichendt, Member
Robert DeRodes, Member

Summary Compensation Table

The table that follows this discussion shows the total compensation paid to or earned by each of our Named Executive Officers for the fiscal year ended December 31, 2009. In addition, for the 2009 Named Executive Officers who were also Named Executive Officers in 2008 and/or 2007, the table shows the total compensation paid to or earned by each such executive officer for the fiscal years ending December 31, 2008 and December 31, 2007. The compensation reported in the table consists of: salary (column (c)); non-performance-based bonuses (column (d)); stock awards (column (e)); option awards (column (f)); non-equity incentive plan compensation (column (g)); the aggregate change in actuarial values in each of the Named Executive Officer's benefits under the Company's various qualified and nonqualified defined pension benefit plans, which is applicable only to Messrs. Fishman and Dorsman (column (h)); and all other compensation not properly reportable in any other column (column (i)).

The amounts reported in columns (e) and (f) (stock awards and option awards, respectively) reflect the grant date fair value, as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation ("FASB ASC Topic 718"), of equity awards granted to our Named Executive Officers in the applicable year, disregarding the impact of estimated forfeitures relating to service-based vesting conditions. The amounts reported in column (g) consist of payments made with respect to the Company's Management Incentive Plan. No amounts are reported in 2009 in column (g) because no awards were made under the Management Incentive Plan. For more information regarding the Management Incentive Plan measurement criteria and eligibility, see the Grants of Plan-Based Awards table on page 40 of this proxy statement. The amounts reported in column (i) consist of the aggregate incremental cost to the Company of the perquisites provided to the Named Executive Officer in 2009, contributions made by the Company to the Savings Plan on behalf of each of the Named Executive Officers, any insurance premiums paid by the Company with respect to life insurance for the benefit of the Named Executive Officers and tax reimbursements made to the Named Executive Officers during 2009, as detailed in the All Other Compensation Table below.

Employment Agreements

During 2009, our Named Executive Officers were covered by letter agreements with the Company. Each letter agreement sets forth, among other things, the Named Executive Officer's initial base salary, bonus opportunities, entitlement to participate in the Company's benefit plans and initial equity awards. None of the letter agreements has a fixed expiration date.

We entered into a letter agreement dated as of October 23, 2008 with Mr. Bruno pertaining to his services as Executive Vice President, Industry Solutions Group. Under this letter agreement, Mr. Bruno was entitled to an initial annual base salary of $750,000 and a target annual incentive equal to 100% of his base salary. He also received a sign-on bonus of $1,300,000 (half of which was paid in 2009 and half of which will be paid in 2010) and an initial equity grant with a value of $4,000,000 (50% in the form of stock options and 50% in the form of performance-based restricted stock units). The performance-based restricted stock units were subject to the same terms and conditions set for the annual awards granted in 2009. Thus, there was no payout of the performance-based restricted stock units.

We also entered into a letter agreement dated as of December 28, 2008 with Mr. Leav pertaining to his services as Senior Vice President, Worldwide Sales. Under this letter agreement, Mr. Leav was entitled to an initial annual base salary of $450,000 and a target annual incentive equal to 75% of his base salary, with an additional payment equal to 10% of base salary if certain customer success metrics were attained. Mr. Leav was also entitled to 6 months of severance under certain conditions as described in the section on Potential Payments Upon Termination or Change in Control in this proxy statement. He also received an initial equity grant with a value of $2,000,000 (50% in the form of stock options and 50% in the form of performance-based restricted stock units). The performance-based restricted stock units were subject to the same terms and conditions set for the annual awards granted in 2009. Thus, there was no payout of the performance-based restricted stock units.

2009 Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)(1)(2)	Option Awards ($) (f)(3)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
William Nuti	2009	1,000,000	—	5,770,987	—	—	—	184,932	6,955,919
Chairman of the Board, Chief Executive Officer and President	2008	1,000,000	—	2,222,759	2,222,767	1,375,000	—	404,844	7,225,370
	2007	1,000,000	—	5,159,785	4,864,990	2,368,432	—	556,788	13,949,995
Robert Fishman	2009	240,000	—	200,859	—	—	22,373	6,085	469,317
Vice President and Interim Chief Financial Officer	2008	240,000	—	86,446	86,438	107,654	11,909	12,251	544,698
	2007	226,483	—	338,968	316,728	270,318	—	10,768	1,163,265
Anthony Massetti	2009	405,479	—	843,166	—	—	—	30,875	1,279,520
Former Senior Vice President and Chief Financial Officer	2008	463,798	—	1,889,867	1,610,690	436,554	—	154,302	4,555,211
John Bruno Executive Vice President, Industry Solutions Group	2009	750,000	650,000(4)	1,482,131	—	—	—	24,904	2,907,035
Peter Leav Senior Vice President, Worldwide Sales	2009	417,945	—	1,422,038	1,017,874	—	—	196,860	3,054,717
Peter Dorsman	2009	380,000	50,000(4)	898,141	—	—	34,820	126,225	1,489,186
Senior Vice President, Global Operations	2008	380,000	—	345,762	345,760	370,603	15,632	222,222	1,679,979

(1) The executives forfeited a portion of the performance-based restricted stock units reflected in the "Stock Awards" column because the Company did not achieve certain performance levels during the year. In addition, Mr. Massetti forfeited all of his performance-based restricted stock units in connection with his resignation. Therefore, as illustrated in the table below, the executives have an opportunity to realize only a fraction of the grant date fair value of the awards reported in the "Stock Awards" column of the Summary Compensation Table. After excluding the portion of the stock units that were forfeited, the total compensation for the Named Executive Officers is as follows: Mr. Nuti is $3,433,367; Mr. Fishman: $351,270; Mr. Massetti: $436,354; Mr. Bruno: $2,063,869; Mr. Leav: $2,271,643; and Mr. Dorsman: $1,017,017.

	Grant Date Fair Value Allocated To:		
Named Executive Officer	2009 Awards	2009 Awards Forfeited During the Year	2009 Awards Outstanding as of 12/31/2009
William Nuti	5,770,987	3,522,552	2,248,435
Robert Fishman	200,859	118,047	82,812
Anthony Massetti	843,166	843,166	0
John Bruno	1,482,131	843,166	638,965
Peter Leav	1,422,038	783,074	638,964
Peter Dorsman	898,141	472,169	425,972

(2) This column shows the aggregate grant date fair value, as determined in accordance with FASB ASC Topic 718, of time-based and performance-based restricted stock unit awards granted to the Named Executive Officers in 2009. The aggregate grant date fair value of performance-based restricted stock units shown in the table is based on the probable outcome of the performance conditions as of the date of grant. The aggregate grant date fair value of these performance-based restricted stock units, assuming that the highest level of performance will be achieved, is as follows: Nuti: $7,532,262; Massetti: $1,264,750; Fishman: $259,883; Bruno: $1,903,714; Leav: $1,813,576 and Dorsman: $1,134,226. As described in footnote 1, however, some of these awards have been forfeited due to failure to satisfy performance conditions. See Note 8 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 for an explanation of the assumptions made in valuing the time-based and performance-based restricted stock units. For further information about awards made in 2009, see the Grants of Plan-Based Awards table on page 40 of this proxy statement.

(3) This column shows the aggregate grant date fair value, as determined in accordance with FASB ASC Topic 718, of the stock options granted to the Named Executive Officers in 2009. The calculations disregard the effect of estimated forfeitures. See Note 8 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 for an explanation of the assumptions made in valuing these awards. For further information about awards made in 2009, see the Grants of Plan-Based Awards table on page 40 of this proxy statement.

(4) This amount includes, in the case of Mr. Bruno, the portion of his hiring bonus that was earned and paid in 2009, and, in the case of Mr. Dorsman, the cash bonus award relating to the opening of two manufacturing plants in 2009, as described in the Compensation Discussion and Analysis.

2009 All Other Compensation Table

The table below shows the value of perquisites, tax reimbursements (the value of tax gross-ups paid to our Named Executive Officers), insurance premiums paid by the Company with respect to life insurance, and Company contributions to the Savings Plan made on behalf of each of the Named Executive Officers. There were no accruals for severance or change in control made in 2009.

The amounts reported in column (A) reflect the aggregate incremental cost to the Company in fiscal year 2009 for the items set forth in the Perquisites Table on page 38. The amounts reported in column (B) are related to the tax reimbursements Messrs. Dorsman, Leav, Massetti received relating to relocation benefits.

The amounts reported in column (C) include the dollar value of any insurance premiums paid by the Company with respect to life insurance for the benefit of the Named Executive Officers. The amounts reported in column (D) consist of contributions made by the Company to the Savings Plan on behalf of each of the Named Executive Officers. The Company also provides such contributions on behalf of its non-executive employees.



Name	Year	Perquisites and Other Personal Benefits ($) (A)	Tax Reimbursements ($) (B)	Insurance Premiums ($) (C)	Company Contributions to Savings Plan ($) (D)	Total ($)
William Nuti	2009	176,328	—	2,736	5,868	184,932
	2008	367,832	23,205	2,736	11,071	404,844
	2007	481,554	62,075	2,088	11,071	556,788
Robert Fishman	2009	—	—	1,094	4,991	6,085
	2008	—	—	1,094	11,157	12,251
	2007	—	—	594	10,174	10,768
Anthony Massetti	2009	24,107	991	1,900	3,877	30,875
	2008	112,305	35,197	1,544	5,256	154,302
John Bruno	2009	17,000	—	2,736	5,168	24,904
Peter Leav	2009	162,518	31,446	—	2,896	196,860
Peter Dorsman	2009	119,339	—	1,733	5,153	126,225
	2008	210,984	—	1,733	9,505	222,222

2009 Perquisites Table

The table below shows the aggregate incremental cost of perquisites provided to the Named Executive Officers during 2009. Throughout this table, the notation "NE" indicates that an executive was not eligible or authorized to receive a specific perquisite.

The amounts reported in column (a) represent the incremental cost to the Company of personal usage of the corporate aircraft. The incremental cost to the Company of personal usage of corporate aircraft was calculated by determining the variable operating cost to the Company, which includes items such as fuel, landing and terminal fees, crew travel expenses and operational maintenance. Expenses that were determined to be less variable in nature, such as general administration, depreciation, and pilot compensation, were not included in the determination of the Company's incremental cost. On occasion, other individuals traveled with Named Executive Officers on corporate aircraft; however, the Company incurred de minimis incremental costs as a result of such travel.

The amounts reported in column (b) represent the incremental cost the Company incurred in connection with providing hotel accommodations to Mr. Nuti in 2009. The amounts reported in column (e) represent payments made by the Company for the Company-provided car and driver Mr. Nuti is required to use for security purposes in and around the New York City area, to the extent that such trips were for commuting purposes. It also includes security protection provided to Messrs. Nuti and Dorsman (and their spouses) while they traveled to Brazil on business. Column (f) represents the amounts paid to or on behalf of Messrs. Massetti, Dorsman and Leav in connection with their relocation.

In 2006, the Company implemented an executive medical program, which provided reimbursement of up to $5,000 for each executive to receive medical diagnostic services at a designated medical facility. Although not all of the Named Executive Officers used their entire allowance in 2009, due to privacy considerations associated with the receipt of medical services, the Company has elected to disclose the maximum benefit available to each executive in column (h), rather than the amounts actually used by each individual.

The amounts reported in column (i) represent the payment made by the Company to each executive for financial planning assistance, as part of the Company's Financial Planning Allowance Program.

Named Executive Officer	Year	Corporate/ Commercial Aircraft Usage ($) (a)	Lodging ($) (b)	Meals ($) (c)	Legal Expenses ($) (d)	Security ($) (e)	Relocation ($) (f)	Rental / Lease Cars ($) (g)	Executive Medical Program ($) (h)	Financial Planning Allowance ($) (i)	Total ($)
William Nuti	2009	65,837	7,881	NE	NE	85,610	NE	NE	5,000	12,000	176,328
	2008	267,802	6,415	528	9,188	65,355	NE	1,544	5,000	12,000	367,832
	2007	447,169	10,494	1,414	0	NE	NE	5,477	5,000	12,000	481,554
Robert Fishman	2009	NE	NE	NE	NE	NE	NE	NE	NE	NE	NE
	2008	NE	NE	NE	NE	NE	NE	NE	NE	NE	NE
	2007	NE	NE	NE	NE	NE	NE	NE	NE	NE	NE
Anthony Massetti	2009	NE	NE	NE	NE	NE	7,107	NE	5,000	12,000	24,107
	2008	NE	39,909	3,694	NE	NE	40,097	11,605	5,000	12,000	112,305
John Bruno	2009	NE	NE	NE	NE	NE	NE	NE	5,000	12,000	17,000
Peter Leav	2009	NE	NE	NE	NE	NE	157,518	NE	5,000	—	162,518
Peter Dorsman	2009	NE	NE	NE	NE	33,059	69,280	NE	5,000	12,000	119,339
	2008	NE	NE	NE	NE	NE	193,966	18	5,000	12,000	210,984

Grants of Plan-Based Awards Table

The table that follows this discussion shows both non-equity and equity awards provided during 2009 by the Committee to each of our Named Executive Officers. Non-equity awards were made pursuant to the Company's Management Incentive Plan described on page 22 of the *Compensation Discussion and Analysis.* Equity awards were made under the Company's 2006 Stock Incentive Plan described on page 24. These equity awards are described in detail below. Column (b) of the table reflects the grant date for the equity awards reported in the table. Column (b1) identifies those situations where the date of approval of an equity award differed from the grant date of the award for financial accounting purposes. In all instances, the approval of the equity award preceded the grant date of such award. Columns (c), (d) and (e) reflect the potential award level for each Named Executive Officer under the 2009 Management Incentive Plan Objectives. No annual incentives were paid under the 2009 Management Incentive Plan Objectives. Columns (f), (g) and (h) relate to performance-based restricted stock units granted to each of the Named Executive Officers in 2009. These grants were subject to a one-year performance period and the achievement of specified performance metrics established by the Committee. No payout of these awards will occur. Although the applicable Return on Capital goal was met, the Committee determined there would be no payout because the NOP goal that the Committee takes into consideration in using its discretion was not met. Column (g) also includes the performance-based restricted stock units granted to the Named Executive Officers for retention purposes. See page 26 of the *Compensation Discussion and Analysis* for further detail. Column (i) reflects the number of shares of stock granted in 2009 that are not included in columns (f) through (h). Column (j) reflects the number of options to purchase shares awarded to the Named Executive Officers in 2009. Column (k) reflects the exercise price of option awards granted in 2009 set at the closing price of NCR common stock on the grant's effective date. Column (l) reflects the grant date fair value, as determined in accordance with FASB ASC Topic 718, of each equity award listed in the table.

Equity Awards. There are a number of equity awards reflected in the Grants of Plan-Based Awards Table as described below.

Annual Awards – Performance-Based Restricted Stock Units. In 2009, the Committee granted performance-based restricted stock units as part of the annual awards process to all Named Executive Officers except Mr. Leav. As described in the *Compensation Discussion and Analysis,* payment of the performance-based restricted stock units was based the achievement of 20% Return on Capital. If this metric was met, the Committee applies other factors it deems appropriate to determine the amount of the award. For 2009, the Committee considered the extent to which we achieved a specified level of "Net Operating Profit" during a one-year performance period starting January 1, 2009 and ending December 31, 2009. The number of shares earned could range, according to the level of performance achieved, from a threshold of 25% to a maximum of 150% of the performance units granted. In addition, no shares would vest if 20% Return on Capital was not achieved. As described above, no payout of these awards will occur. If earned, the units would have vested on December 31, 2011.

Retention Awards – Performance-Based Restricted Stock Units. In 2009, the Committee granted performance-based restricted stock units to Messrs. Nuti, Bruno, Leav and Dorsman. The awards were intended to enhance our retention incentives for these executives. As described in the *Compensation Discussion and Analysis,* payment of the performance-based restricted stock units depended on whether we achieved a specified level of NPOI during the year. The performance conditions for the award to Mr. Nuti were achieved. Mr. Nuti's units will vest on February 23, 2012, provided that he remains employed through that date, subject to certain exceptions upon death, disability, reduction in force, retirement or a change in control. If earned, the units for each of the other recipients vest on August 1, 2012, provided that he remains employed through that date, subject to certain exceptions upon death, disability, reduction in force, retirement or a change in control.

Retention Award – Time-Based Restricted Stock Units. In 2009, the Committee granted time-based restricted stock units to Mr. Fishman. The award was designed to retain Mr. Fishman during the transition of the Company's world headquarters. The units vest on October 25, 2012, provided that he remains employed through that date, subject to certain exceptions upon death, disability, reduction in force, retirement or a change in control.

Ad Hoc Awards. The Committee also granted a hiring award comprised of performance-based restricted stock units and options to Mr. Leav in 2009 as reflected on the Grants of Plan-Based Awards Table. Twenty-five percent of these options vest on each of the first, second, third and fourth anniversaries of the grant date. The exercise price for each of these options is equal to the closing price of NCR's common stock on the date of grant. The performance-based restricted stock units were subject to the same terms and conditions set for the annual awards granted in 2009. Thus, there was no payout of the performance-based restricted stock units.

2009 Grants of Plan-Based Awards Table

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($ / Sh)	Grant Date Fair Value of Stock and Option Awards[2] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
(a)	(b)	(b1)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
William Nuti	Annual Financial		625,000	1,250,000	3,125,000							
	Customer Success			100,000								
	2/23/2009	2/23/2009				104,218	416,870	625,305				3,522,552
	2/23/2009	2/23/2009					266,087					2,248,435
Robert Fishman	RFR[3]		54,000	108,000	216,000							
	2/23/2009	2/23/2009				3,493	13,970	20,955				118,047
	10/26/2009	9/9/2009							7,857			82,813
Anthony Massetti	Annual Financial		250,000	500,000	1,250,000							
	Customer Success			50,000								
	2/23/2009	2/23/2009				24,946	99,783	149,675				843,166
John Bruno	Annual Financial		375,000	750,000	1,875,000							
	Customer Success			75,000								
	2/23/2009	2/23/2009				24,946	99,783	149,675				843,166
	8/1/2009	7/21/2009					49,379					638,964
Peter Leav	Annual Financial		168,750	337,500	843,750							
	Customer Success			45,000								
	2/1/2009	1/12/2009								212,057	12.55	1,017,874
	3/1/2009	1/12/2009				24,718	98,873	148,310				783,074
	8/1/2009	7/21/2009					49,379					638,964
Peter Dorsman	Annual Financial		142,500	285,000	712,500							
	Customer Success			38,000								
	2/23/2009	2/23/2009				13,970	55,878	83,817				472,169
	8/1/2009	7/21/2009					32,919					425,972

(1) The non-equity incentive plan awards shown in the table were canceled. In addition, as explained in footnote 1 to the Summary Compensation Table, there was no payout for certain equity incentive awards.

(2) Reflects the grant date fair value, as determined in accordance with FASB ASC Topic 718, of each equity award listed in the table. See footnote 2 of the Summary Compensation Table on page 35 of this proxy statement for the assumptions used to calculate the grant date fair value. The grant date fair value of each performance-based restricted stock unit award is based on the probable outcome of the performance conditions as of the date of grant.

(3) Mr. Fishman participated in the non-equity annual incentive plan for non-executive, non-sales employees, Rewards for Results (RfR), as reflected in the table above. The RfR award shown in the table was canceled.

2009 Outstanding Equity Awards at Fiscal Year-End Table

The table below shows all outstanding options and restricted stock or stock unit awards held by our Named Executive Officers as of December 31, 2009. Following this table are vesting tables that indicate the vesting schedule of each grant reported below.

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
William Nuti										
	02/23/2009						266,087	2,961,548		
	03/01/2008								25,077	279,107
	03/01/2008	70,478	211,437		22.16	03/01/2018				
	10/24/2007	336,378			16.10	10/24/2017				
	03/01/2007						144,517	1,608,474		
	03/01/2007	157,670	157,675		21.27	03/01/2017				
	02/13/2006	269,508	89,838		17.82	02/13/2016				
	08/08/2005	531,319			16.10	08/08/2015				
	08/08/2005	542,311			16.10	08/08/2015				
Robert Fishman										
	10/26/2009						7,857	87,448		
	03/01/2008								976	10,863
	03/01/2008	2,740	8,223		22.16	03/01/2018				
	10/01/2007						4,179	46,512		
	10/01/2007	5,206	5,207		23.93	10/01/2017				
	06/01/2007	6,498	6,502		24.70	06/01/2017				
	06/01/2007						5,958	66,313		
	05/01/2007	2,096	2,099		23.13	05/01/2017				
	05/01/2007						1,922	21,392		
	03/01/2007						2,629	29,261		
	03/01/2007	2,864	2,869		21.27	03/01/2017				
	02/13/2006	2,424	810		17.82	02/13/2016				
	03/01/2005	4,180			17.97	03/01/2015				
Anthony Massetti										
John Bruno										
	08/01/2009								49,379	549,588
	12/01/2008	87,633	262,899		13.67	12/01/2018				


Proxy Statement

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Peter Leav	08/01/2009								49,379	549,588
	02/01/2009		212,057		12.55	02/01/2019				
Peter Dorsman	08/01/2009								32,919	366,388
	03/01/2008								3,901	43,418
	03/01/2008	10,963	32,890		22.16	03/01/2018				
	10/01/2007								1,306	14,536
	10/01/2007	6,508	6,509		23.93	10/01/2017				
	03/01/2007						18,395	204,736		
	03/01/2007	20,066	20,069		21.27	03/01/2017				
	09/06/2006	6,004	2,002		15.75	09/06/2016				
	04/17/2006	24,671	8,227		19.05	04/17/2016				

(1) This column includes the retention award granted to Mr. Nuti that was subject to a one year performance period ending December 31, 2009. The shares earned are also subject to a time-based vesting schedule noted below in the time-based restricted stock/unit vesting table. This column also includes performance-based restricted stock units for the performance period commencing October 1, 2007 and ending December 31, 2009. These awards technically "vest" only if the executive remains employed with the Company through the date on which the performance results are certified, which occurred in February 2010.

(2) This column shows the number of shares payable under the performance-based restricted stock unit awards with a performance period commencing January 1, 2008 and ending December 31, 2010. This award is reported assuming threshold performance.

Options Vesting Table

Grant Date	Vesting Schedule
10/24/2007	Fully vested on 02/23/2009
02/01/2009 09/06/2006 12/01/2008 05/29/2006 03/01/2008 04/17/2006 02/01/2008 03/01/2006 10/01/2007 02/13/2006 06/01/2007 08/08/2005 05/01/2007 03/01/2005 03/01/2007	Four-year vesting: 25% on each anniversary of the grant date

Time-Based Restricted Stock / Unit Vesting Table

Grant Date	Vesting Schedule
10/26/2009 10/01/2007 02/23/2009 03/01/2007	Three-year cliff vesting: 100% on the third anniversary of the grant date

Performance-Based Restricted Stock / Unit Vesting Table

Grant Date	Vesting Schedule
08/01/2009 02/01/2008 03/01/2008 10/01/2007	Vests in the first quarter of 2011, based on a performance period ending 12/31/2010, subject to satisfaction of specified performance conditions, as approved by the Committee
06/01/2007 05/01/2007	Vested in the first quarter of 2010, based on a performance period ending 12/31/2009 and satisfaction of specified performance conditions, as approved by the Committee

2009 Option Exercises and Stock Vested Table

The table below sets forth information for each Named Executive Officer with respect to: (i) the exercise of stock options in 2009; (ii) the vesting of restricted stock and stock unit awards during 2009; and (iii) the vesting of performance-based restricted stock units during 2009.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting[1] ($) (e)
William Nuti	—	—	133,256	1,380,469
Robert Fishman	—	—	785	6,633
Anthony Massetti	—	—	—	—
John Bruno	—	—	—	—
Peter Leav	—	—	—	—
Peter Dorsman	—	—	9,922	83,841

(1) The value realized on vesting equals the number of shares acquired multiplied by the closing market price of the Company's common stock on the acquisition date. The value includes amounts attributable to the payout of the performance-based restricted stock units for the performance period commencing October 24, 2007 and ending December 31, 2008. For Mr. Nuti, the value also includes amounts attributable to the payout of the grant of time-based restricted stock awarded at the time of his hiring in 2005.

Pension Benefits

The table below this discussion summarizes the present value of accrued benefits for all pension plans for which Messrs. Fishman and Dorsman are eligible. In 2004, we began transitioning our U.S. retirement program from a defined benefit to a defined contribution structure. In 2004, the Company closed its U.S. pension plans to new participants and froze pension benefits for existing U.S. participants under the age of 40. Effective December 31, 2006, these plans were frozen for all of the remaining participants, including the Named Executive Officers. Freezing the plans means that, while participants retain the pension benefits already accrued, no additional contributions will be made by the Company after the effective date of the freeze. Messrs. Dorsman and Fishman are the only Named Executive Officers eligible for benefits under our defined benefit pension plans. Because Messrs. Nuti, Bruno, Leav and Massetti joined the Company after the plans had been closed to new participants, they are not eligible for benefits under our defined benefit pension plans.

NCR Pension Plan. The NCR Pension Plan is a non-contributory, qualified pension plan that previously covered all NCR employees based in the U.S. The NCR Pension Plan pays a monthly pension benefit and a PensionPlus benefit, each of which vests after the earlier of three years of service or attaining age 65. The full monthly pension benefit may begin at age 65, but, at the option of the participant, may be started between age 55 and 65 in a reduced amount after the participant has terminated employment. Participants who terminate from the Company after age 55 qualify for early retirement and may receive an unreduced benefit at age 62. The PensionPlus benefit may be taken as a lump sum after termination of employment, or may be used to increase the monthly pension benefit. The monthly pension benefit is computed by multiplying the following three items: (1) the participant's years of service with the Company, (2) a factor between 1.3 percent and 1.7 percent, depending on the participant's total years of service, and (3) the participant's modified average pay. Modified average pay is the average annual base pay and bonus received during a participant's career, with an adjustment to pay for earlier years when earnings typically were less. The PensionPlus benefit is computed as an account balance, although the account is for bookkeeping purposes only. The plan allocates to a participant's account each month 1.5 percent (three percent in the case of employees hired on and after June 1, 2002) of the participant's compensation for such month, and also provides monthly interest credits on the participant's account balance. These interest credits will continue despite the plan being frozen, as long as the participant remains an employee of the Company. See Note 9 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, for a discussion of the relevant assumptions used in quantifying the present value of the current accrued benefit as reported in the Pension Benefits Table.

NCR Nonqualified Excess Plan. The Company also maintains the NCR Nonqualified Excess Plan (the "Excess Plan"), which pays the additional pension benefits that would be paid under the NCR Pension Plan if certain federal limits on the amount of pay that may be considered under the NCR Pension Plan were not in effect. Benefits are calculated in the same way as under the NCR Pension Plan, and the benefits vest after the earlier of five years of service or attaining age 65. However, if the participant terminates from the Company prior to reaching age 55, the entire benefit is forfeited. See Note 9 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, for a discussion of the relevant assumptions used in quantifying the present value of the current accrued benefit as reported in the Pension Benefits Table. Mr. Dorsman is the only Named Executive Officer who is a participant in the Excess Plan.

Supplemental Retirement Plans. The Company also maintains a supplemental retirement plan for senior managers called the Retirement Plan for Officers of NCR (the "Officer Plan"). This plan covers senior managers appointed to specified executive levels after November 30, 1988. Mr. Dorsman is the only Named Executive Officer who is a participant in the Officer Plan. The Officer Plan pays monthly benefits in an amount equal to 2.5 percent of career average monthly pay for service after becoming a plan participant and vests after the earlier of five years of service or attaining age 65. The full monthly pension benefit may begin at age 62, but may be started between age 55 and 62 in a reduced amount at the option of the participant after the participant has terminated employment. See Note 9 to the Consolidated Financial Statements included in the Company's Annual

Report on Form 10-K for the year ended December 31, 2009, for a discussion of the relevant assumptions used in quantifying the present value of the current accrued benefit as reported in the Pension Benefits Table.

2009 Pension Benefits Table

Named Executive Officer	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)
William Nuti[(1)]	N/A	N/A	N/A
Robert Fishman	NCR Pension Plan	13.6	149,475
Anthony Massetti[(1)]	N/A	N/A	N/A
John Bruno[(1)]	N/A	N/A	N/A
Peter Leav[(1)]	N/A	N/A	N/A
Peter Dorsman[(2)]	NCR Pension Plan	18.3	165,115
	Officer/Excess Plan	1.6	72,205

(1) Messrs. Nuti, Massetti, Bruno and Leav are not participants in, nor eligible with respect to, any of the Company's pension plans because all of the U.S. plans were closed to new participants prior to their respective employment dates.
(2) Pursuant to the terms of the Officer Plan, Mr. Dorsman has been credited with fewer years of service under the Officer Plan than his years of service with the Company because he did not become eligible for Officer Plan participation until the attainment of executive status.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The tables below show the amount of compensation that would have been paid, and/or benefits that would have been provided, to each of the Named Executive Officers other than Anthony Massetti, in the event of termination of each such executive's employment as of December 31, 2009, as required by the current disclosure rules. The tables also show the "full walk-away" number for each Named Executive Officer other than Mr. Massetti. Because Mr. Massetti resigned from his position as Senior Vice President and Chief Financial Officer, effective October 23, 2009, this section provides disclosure regarding the benefits actually received by Mr. Massetti upon his voluntary termination.

A description of death and disability benefits and treatment of equity upon termination is provided below. See "Retirement Benefits" and "Change in Control Arrangements" on page 30 and "Severance Benefits" on page 31 of the *Compensation Discussion and Analysis* for a description of such items. The plans and agreements discussed in "Change in Control Arrangements" and "Severance Benefits" in the *Compensation Discussion and Analysis* include the following material conditions to the receipt of compensation and/or benefits.

In the case of the Change in Control Severance Plan, the compensation and/or benefits provided to each participant are based upon a "tier" level and conditioned upon such participant's execution of a restrictive covenant and release agreement that includes, among other items, an eighteen-month non-competition, non-solicitation and confidentiality provision. Each Named Executive Officer, except for Mr. Fishman, participated in the Change in Control Severance Plan in 2009. Mr. Fishman became a participant in the plan as of February 23, 2010. Under this plan, if the executive's employment is terminated by us other than for "cause", death or disability or if the executive resigns for "good reason" within two years after a "change in control" (or within six months prior to a change in control, if the executive can demonstrate that the termination occurred in connection with a change in control), then the Company or its successor will be obligated to pay or provide the following benefits:

- A payment equal to 300 percent of the executive's annual base salary and targeted bonus opportunity under the Management Incentive Plan for Tier I (Mr. Nuti), and 200 percent of the executive's annual base salary and targeted bonus opportunity under the Management Incentive Plan for Tier II (the other Named Executive Officers);
- A payment equal to a pro rata portion of the current year's target bonus opportunity under the Management Incentive Plan, based on the number of days in the year prior to the date of termination;
- Accelerated vesting of all performance-based and time-based restricted stock, restricted stock units and options;
- Medical and dental benefits and life insurance coverage for the executive and his or her dependents at the same level he or she received during his or her employment for a period of three years for Tier I (Mr. Nuti) and two years for Tier II (the other Named Executive Officers);
- Outplacement assistance for a period of one year; and
- An excise tax gross-up, if applicable, only for individuals who were participants in the plan prior to January 27, 2010.

For purposes of the plan, the term "cause" generally means the willful and continued failure to perform assigned duties or the willful engaging in illegal or gross misconduct that materially injures the company. The term "good reason" generally means: (i) a reduction in duties or reporting requirements; (ii) a reduction in base salary; (iii) failure to pay incentive compensation when due; (iv) a reduction in target or maximum incentive opportunities; (v) a failure to continue the equity award or other employee benefit programs; (vi) a relocation of an executive's office by more than forty miles; or (vii) failure to require a successor to assume the plan.

The term "change in control" generally means any of the following: (i) an acquisition of 30% or more of our stock by any person or group, other than the Company, our subsidiaries or employee benefit plans; (ii) a change in the membership of our Board of Directors, such that the current incumbents and their approved successors no longer constitute a majority; (iii) a reorganization, merger, consolidation or sale or other disposition of substantially all of our assets in which any one of the following is true – our old shareholders do not hold at least 50% of the combined enterprise, there is a 30%-or-more shareholder of the combined enterprise (other than as a result of conversion of the shareholder's pre-combination interest in the Company), or the members of our Board of Directors (immediately before the combination) do not make up a majority of the board of the combined enterprise; or (iv) shareholder approval of a complete liquidation.

In the case of severance agreements, it is generally our practice to negotiate the terms of such agreements, when needed, with each of our most senior executives, including our Named Executive Officers. Such negotiated agreements typically include non-competition, non-solicitation and confidentiality provisions. A description of the U.S. reduction-in-force plans and the severance arrangement with Messrs. Nuti and Leav, each of which was previously referenced in "Severance Benefits" in the *Compensation Discussion and Analysis*, is provided below.

The U.S. Reduction-in-Force Plan provides our U.S. employees with one week of separation pay for each full year of service (employees with one year of service or less receive a minimum of two weeks of separation pay, while employees with either two or three full years of service receive a minimum of four weeks of separation pay). Payments are capped at an amount equal to 26 weeks of separation pay. The plan also provides employees with outplacement services to assist them with securing new employment and the continuation of Company-subsidized medical coverage for them and their dependents for up to 26 weeks. Finally, the plan gives us the discretion to increase the number of weeks of separation pay that an employee receives. It is generally our practice to negotiate such terms with each of our most senior executives, including our Named Executive Officers.

We entered into a letter agreement dated as of July 29, 2005 with Mr. Nuti when he became our CEO. The severance-related compensation and benefits to be provided pursuant to the terms of the letter agreement are conditioned upon Mr. Nuti's compliance with an eighteen-month non-competition and non-solicitation provision, and a confidentiality provision. The terms of the arrangement, which were determined through the negotiation process, provide that in the event we terminate his employment (other than for cause) or if he were to voluntarily terminate employment for good reason, he would receive:

- A payment equal to 150 percent of his annual base salary;
- A payment equal to 150 percent of his targeted bonus opportunity under the Management Incentive Plan;
- A payment equal to a pro rata portion of the applicable award payout under the Management Incentive Plan for the year in which the severance occurs; and
- Medical benefits for himself and his dependents, equal to the level he received during his employment, for a period of 18 months.

For purposes of the letter agreement with Mr. Nuti, the terms "cause" and "good reason" are defined by reference to the Change in Control Severance Plan, as described above, except that the following additional items constitute "good reason" for Mr. Nuti to terminate his employment: (i) a reduction in his job title; (ii) a material adverse change in his position, office or duties (including removal or non re-election to the Board); or (iii) a material breach of his employment agreement.

We entered into a letter agreement dated as of December 28, 2008 with Mr. Leav when he was hired as our Senior Vice President, Worldwide Sales. The severance-related compensation and benefits to be provided pursuant to the terms of the letter agreement are conditioned upon Mr. Leav's compliance with a twelve-month non-competition and non-solicitation provision, and a confidentiality provision. The terms of the arrangement, which were determined through the negotiation process, provide that in the event we terminate his employment other than for cause (defined as willful and continued failure to perform substantially the duties required or willful engagement in illegal conduct or gross misconduct) within the first two years of employment, he would receive a cash severance payment equal to 6 months of his base salary, paid in a lump sum. The letter agreement provides that Mr. Leav must sign a release of claims against the Company prior to receiving the severance.

Death and Disability Benefits

Benefits provided to Named Executive Officers under the termination scenarios of death or disability depend on the individual level of benefits chosen by the Named Executive Officer during the annual benefits enrollment process. The Named Executive Officers receive the same Company-provided life insurance coverage, short-term disability coverage, and long-term disability coverage as the general Company population. These core coverages are 200 percent of base salary for life insurance (up to a maximum benefit of $1,200,000 for core life insurance; additional limits apply if supplemental coverage is purchased), 100 percent of base salary for two to eighteen weeks depending on years of service and 66.67 percent of base salary for the remainder of a 26-week period for short-term disability coverage, and 50 percent of base salary for the duration of an employee's long-term disability for long-term disability coverage (up to a maximum of $15,000 per month). Each employee has the option of opting out or choosing a higher level of coverage at his or her own expense.

Treatment of Equity upon Termination

Under the Stock Incentive Plan, the vesting treatment of equity awards differs based on the form of equity and the termination reason as outlined below for unvested awards. The vesting treatment described below is conditioned upon the participant's compliance with a non-competition and non-solicitation provision of a minimum of twelve month's duration, as well as a confidentiality provision.

Event	Applicable Year	Restricted Stock or Restricted Stock Units	Performance-Based Restricted Stock or Restricted Stock Units	Stock Options
Death and Long-term Disability ("LTD")	2006	N/A	N/A	Awards vest in full upon the date of death or LTD and are exercisable as follows: For the for the one-year period following the date of death or LTD, regardless of the expiration date. If the death or LTD occurs on or after age 55, until the earlier of the three year period or after death or LTD and the expiration date, but in no event earlier than one year following the date of death or disability.
	2007-09	Award vests in full upon the date of death or LTD.	A pro rata portion of the award, calculated as of the date of death or LTD, will continue to vest and payout based on actual results during the performance period.	Awards vest in full upon the date of death or LTD and are exercisable as follows: If death or LTD occurs before age of 55, until the later of the one-year anniversary of the death or LTD and the Expiration Date. If death or LTD occurs on or after age 55, until the later of the third anniversary of the date of death or LTD and the Expiration Date.
Retirement (triggers at age 55, with Committee Consent where applicable)	2006	N/A	N/A	Unvested awards are forfeited. Vested awards expire the earlier of three years following retirement date or the expiration date.
	2007-09	Pro rata portion will become fully vested as of date of retirement.	A pro rata portion of the award, calculated as of the date of retirement, will continue to vest and payout based on actual results during the performance period.	Same as above.
Termination due to Reduction in Force ("RIF")	2006	N/A	N/A	Unvested awards are forfeited. Vested awards expire the earlier of 59 days after termination or the expiration date.
	2007-09	Pro rata portion will become fully vested as of date of RIF.	A pro rata portion of the award, calculated as of the date of RIF, will continue to vest and payout based on actual results during the performance period.	Same as above.
Voluntary Resignation	2006	N/A	N/A	Unvested awards are forfeited. Vested awards expire the earlier of 59 days after termination or the expiration date.

Event	Applicable Year	Restricted Stock or Restricted Stock Units	Performance-Based Restricted Stock or Restricted Stock Units	Stock Options
	2007-09	Award is forfeited.	Award is forfeited.	Same as above.
Involuntary Termination for Cause	2006	N/A	N/A	Award is forfeited.
	2007-09	Award is forfeited.	Award is forfeited.	Same as above.
Change in Control ("CIC") (if awards are assumed)	2006	N/A	N/A	Vesting continues as scheduled and options are exercisable as set by the grant agreement. If termination (voluntary for Good Reason or involuntary other than for cause) occurs within 24 months after CIC, award vests in full and options are exercisable the later of last date on which they would be exercisable in the absence of CIC or the first anniversary of the termination of employment, but not later than natural expiration.
	2007	If termination (other than for cause or disability, and, in the case of employees who are subject to the NCR CIC Plan and/or Severance Plan, for good reason) occurs within 24 months of CIC, award vests in full upon termination of employment.	If CIC occurs on or prior to the first anniversary of the grant, award vests in full at the end of the performance period at target. If CIC occurs after the first anniversary of the grant, award vests in full at the end of the performance period based on actual performance through the end of the calendar year immediately prior to CIC. Vesting is subject to continued employment through the performance period. If termination occurs (involuntary or voluntary other than for cause or disability, and, in the case of employees who are subject to the NCR CIC Plan and/or Severance Plan, for good reason) within 24 months after CIC, award vests immediately prior to termination at the level described above depending on whether termination is before or after the first anniversary of the grant.	Vesting continues as scheduled and options are exercisable as set by the grant agreement. If termination (voluntary or involuntary other than for cause or disability) occurs within 24 months of CIC, award vests in full and options are exercisable until the later of (a) the earlier of the first anniversary of the termination of employment and the expiration date, and (b) the date determined by the disability and retirement provisions. For employees who are subject to the NCR CIC Plan and/or Severance Plan and terminate for good reason, the options are exercisable until the earlier of the expiration date and the first anniversary of the termination date.
	2008	Same as above.	Same as above, except that award is converted to a time-based award, and, for CIC after the first anniversary of the grant, vesting is based on actual performance to date (measured as of one or two months prior to CIC, depending on whether CIC occurs in the first five days of the month).	Same as above.

Event	Applicable Year	Restricted Stock or Restricted Stock Units	Performance-Based Restricted Stock or Restricted Stock Units	Stock Options
Change in Control ("CIC") (if awards are assumed) (cont'd)	2009	Same as above.	If CIC occurs on or prior to the first anniversary of the grant, award vests in full at target. If CIC occurs after the first anniversary of the grant, award vests in full based on actual performance during the one-year performance period. Vesting is subject to continued employment through December 31, 2011. If termination occurs (involuntary or voluntary other than for cause or disability, and, in the case of employees who are subject to the NCR CIC Plan and/or Severance Plan, for good reason) within 24 months after CIC, award vests immediately prior to termination at the level described above depending on whether termination is before or after the first anniversary of the grant.	Same as above.
Change in Control ("CIC") (if awards are not assumed)	2006	N/A	N/A	Award vests in full immediately prior to CIC.
	2007	Award vests in full immediately prior to CIC.	If CIC occurs on or prior to the first anniversary of the grant, award vests in full prior to the CIC at target. If CIC occurs after the first anniversary of the grant, award vests in full immediately prior to the CIC based on actual performance through end of calendar year immediately prior to CIC.	Same as above.
	2008	Same as above.	Same as above, except that for CIC after the first anniversary of the grant, vesting is based on actual performance to date (measured as of one or two months prior to CIC, depending on whether CIC occurs in the first five days of the month).	Same as above.
	2009	Same as above.	Same as above, except that for CIC after the first anniversary of the grant, vesting is based on actual performance during the one-year performance period.	Same as above.

2009 Potential Payments Upon Termination or Change in Control Table

The table that follows shows the estimated amounts each Named Executive Officer would have received upon the occurrence of the events listed in the table as of December 31, 2009, except that for Mr. Massetti, who resigned effective as of October 23, 2009, the table shows the amounts actually received upon his voluntary termination.

	Change in Control[1]	Reduction-in-Force[2]	Death	Disability	Voluntary Resignation/ Termination for Cause
William Nuti					
Cash	$ 7,050,000	$3,525,000	N/A	N/A	N/A
Prorata Bonus[3]	—	—	—	—	N/A
Stock Options[4],[5]	—	—	—	—	N/A
Restricted Stock & Performance-Based Shares[4],[5],[6]	10,126,174	4,174,580	4,174,580	4,174,580	N/A
Welfare Benefits	44,654	15,404	N/A	N/A	N/A
Excise Tax Gross-Up[4],[7],[8],[9],[10]	6,878,847	N/A	N/A	N/A	N/A
Outplacement	10,000	10,000	N/A	N/A	N/A
Life Insurance[11]	N/A	N/A	1,200,000	N/A	N/A
Disability Payments[12]	N/A	N/A	N/A	N/A	N/A
SubTotal	$24,109,675	$7,724,984	$5,374,580	$4,174,580	$ —
Vested Benefits					
Vested and Outstanding Stock Options[4]	$ —	$ —	$ —	$ —	$ —
Savings Plan	270,336	270,336	270,336	270,336	270,336
Pension[13]	—	—	—	—	—
SubTotal	$ 270,336	$ 270,336	$ 270,336	$ 270,336	$270,336
TOTAL[14]	$24,380,011	$7,995,320	$5,644,916	$4,444,916	$270,336
Robert Fishman					
Cash	$ 120,000	$ 120,000	N/A	N/A	N/A
Prorata Bonus[3]	—	—	—	—	N/A
Stock Options[4],[5]	—	—	—	—	N/A
Restricted Stock & Performance-Based Shares[4],[5],[6]	355,092	117,102	117,102	117,102	N/A
Welfare Benefits	4,890	4,890	N/A	N/A	N/A
Excise Tax Gross-Up[4],[7],[8],[9],[10]	—	N/A	N/A	N/A	N/A
Outplacement	10,000	10,000	N/A	N/A	N/A
Life Insurance[11]	N/A	N/A	1,920,000	N/A	N/A
Disability Payments[12]	N/A	N/A	N/A	N/A	N/A
SubTotal	$ 489,982	$ 251,992	$2,037,102	$ 117,102	$ —
Vested Benefits					
Vested and Outstanding Stock Options[4]	$ —	$ —	$ —	$ —	$ —
Savings Plan	320,186	320,186	320,186	320,186	320,186
Pension[13]	124,666	124,666	70,946	124,666	124,666
SubTotal	$ 444,852	$ 444,852	$ 391,132	$ 444,852	$444,852
TOTAL[14]	$ 934,834[15]	$ 696,844	$2,428,234	$ 561,954	$444,852

	Change in Control[1]	Reduction-in-Force[2]	Death	Disability	Voluntary Resignation/ Termination for Cause
Anthony Massetti					
Cash	N/A	N/A	N/A	N/A	—
Prorata Bonus[3]	N/A	N/A	N/A	N/A	—
Stock Options[4],[5]	N/A	N/A	N/A	N/A	—
Restricted Stock & Performance-Based Shares[4],[5],[6]	N/A	N/A	N/A	N/A	—
Welfare Benefits	N/A	N/A	N/A	N/A	—
Excise Tax Gross-Up[4],[7],[8],[9],[10]	N/A	N/A	N/A	N/A	—
Outplacement	N/A	N/A	N/A	N/A	—
Life Insurance[11]	N/A	N/A	N/A	N/A	—
Disability Payments[12]	N/A	N/A	N/A	N/A	—
SubTotal	N/A	N/A	N/A	N/A	$ —
Vested Benefits					
Vested and Outstanding Stock Options[4]	$ —	$ —	$ —	$ —	$ —
Savings Plan	—	—	—	—	26,442
Pension[13]	—	—	—	—	—
SubTotal	$ —	$ —	$ —	$ —	$26,442
TOTAL[14]	N/A	N/A	N/A	N/A	$26,442
John Bruno					
Cash	$3,150,000	$ 375,000	N/A	N/A	N/A
Prorata Bonus[3]	—	—	—	—	N/A
Stock Options[4],[5]	—	—	—	—	N/A
Restricted Stock & Performance-Based Shares[4],[5],[6]	3,048,296	892,454	892,454	892,454	N/A
Welfare Benefits	28,091	4,890	N/A	N/A	N/A
Excise Tax Gross-Up[4],[7],[8],[9],[10]	2,781,578	N/A	N/A	N/A	N/A
Outplacement	10,000	10,000	N/A	N/A	N/A
Life Insurance[11]	N/A	N/A	1,200,000	N/A	N/A
Disability Payments[12]	N/A	N/A	N/A	N/A	N/A
SubTotal	$9,017,965	$1,282,344	$2,092,454	$892,454	$ —
Vested Benefits					
Vested and Outstanding Stock Options[4]	$ —	$ —	$ —	$ —	$ —
Savings Plan	25,871	25,871	25,871	25,871	25,871
Pension[13]	—	—	—	—	—
SubTotal	$ 25,871	$ 25,871	$ 25,871	$ 25,871	$25,871
TOTAL[14]	$9,043,836	$1,308,215	$2,118,325	$918,325	$25,871
Peter Leav					
Cash	$1,665,000	$ 225,000	N/A	N/A	N/A
Prorata Bonus[3]	—	—	—	—	N/A
Stock Options[4],[5]	—	—	—	—	N/A
Restricted Stock & Performance-Based Shares[4],[5],[6]	1,171,510	249,519	249,519	249,519	N/A
Welfare Benefits	22,619	4,890	N/A	N/A	N/A
Excise Tax Gross-Up[4],[7],[8],[9],[10]	1,244,737	N/A	N/A	N/A	N/A
Outplacement	10,000	10,000	N/A	N/A	N/A
Life Insurance[11]	N/A	N/A	—	N/A	N/A
Disability Payments[12]	N/A	N/A	N/A	N/A	N/A
SubTotal	$4,113,867	$ 489,409	$ 249,519	$249,519	$ —
Vested Benefits					
Vested and Outstanding Stock Options[4]	$ —	$ —	$ —	$ —	$ —
Savings Plan	6,714	6,714	6,714	6,714	6,714
Pension[13]	—	—	—	—	—
SubTotal	$ 6,714	$ 6,714	$ 6,714	$ 6,714	$ 6,714
TOTAL[14]	$4,120,581	$ 496,123	$ 256,233	$256,233	$ 6,714

	Change in Control[1]	Reduction-in-Force[2]	Death	Disability	Voluntary Resignation/ Termination for Cause
Peter Dorsman					
Cash	$1,406,000	$ 190,000	N/A	N/A	N/A
Prorata Bonus[3]	—	—	—	—	N/A
Stock Options[4],[5]	—	—	—	—	N/A
Restricted Stock & Performance-Based Shares[4],[5],[6]	1,399,386	547,014	547,014	547,014	N/A
Welfare Benefits	26,085	4,890	N/A	N/A	N/A
Excise Tax Gross-Up[4],[7],[8],[9],[10]	1,091,348	N/A	N/A	N/A	N/A
Outplacement	10,000	10,000	N/A	N/A	N/A
Life Insurance[11]	N/A	N/A	760,000	N/A	N/A
Disability Payments[12]	N/A	N/A	N/A	N/A	N/A
SubTotal	$3,932,819	$ 751,904	$1,307,014	$547,014	$ —
Vested Benefits					
Vested and Outstanding Stock Options[4]	$ —	$ —	$ —	$ —	$ —
Savings Plan	116,979	116,979	116,979	116,979	116,979
Pension[13]	199,858	199,858	85,810	199,858	199,858
SubTotal	$ 316,837	$ 316,837	$ 202,789	$316,837	$316,837
TOTAL[14]	$4,249,656	$1,068,741	$1,509,803	$863,851	$316,837

(1) The payments reported in this column are based on the occurrence of a "double trigger" event (a qualifying change in control followed by a qualifying termination) in which the applicable equity awards are assumed in connection with a change in control. In the event that a qualifying change in control occurs and the applicable equity awards are not assumed, then the stock options and performance-based restricted stock unit awards would vest in full immediately prior to the change in control. In either case, the performance-based stock unit awards would vest either at the target level or based on actual performance, depending on when the change in control occurs. The payments reported in this column assume that performance will be achieved at the target level for the performance-based stock unit awards. No other benefits would be paid as a result of a change in control that is not followed by a qualifying termination.

(2) Except as described for Messrs. Nuti and Leav in Potential Payments Upon Termination or Change in Control, the amounts provided in this column are estimates because the cash severance payment is subject to individual negotiation. For Mr. Nuti, the amount in this column equals the amount he would receive upon a termination without cause or for good reason under the terms of his employment agreement. For Mr. Leav, the amount in this column is equals the amount he would receive upon a termination without cause under the terms of his employment agreement.

(3) Because the short-term incentive program was canceled for 2009, a pro rata bonus is not due under any circumstance.

(4) Equity valuations assume closing price of NCR common stock on December 31, 2009 of $11.13.

(5) The payments reported in these rows include only unvested awards.

(6) The payments reported in this row assume that performance will be achieved at the target level for the performance-based stock unit awards.

(7) Pursuant to an amendment to the Change in Control Severance Plan, the excise tax gross-up does not apply to any participant who enters the plan after January 27, 2010.

(8) For purposes of calculating the excise tax gross-up, the parachute value of stock options was calculated using the Black-Scholes option valuation methodology and the following assumptions:

(a) Volatility – 44.11%
(b) Dividend Yield – 0%
(c) Risk Free Rate – 1.98%
(d) Option Term – expected option term of 5 years less elapsed time since option grant or one year (depending on stock plan in effect at grant)

(9) Discount rates to determine the present values of the accelerated benefit of stock options and restricted shares for the parachute calculation were:

(a) Short Term – .83%
(b) Mid Term – 3.14%
(c) Long Term – 4.96%

(10) The excise tax gross-up is calculated using a 20% excise tax rate and a 40% individual income tax rate.

(11) Proceeds would be payable by a third-party insurer.

(12) Named Executive Officers in the U.S. are provided with core disability payments as discussed under "Death and Disability Benefits" on page 48. Messrs. Nuti, Fishman, Massetti, Bruno, Leav and Dorsman each opted for core coverage for 2009.

(13) The payments reported in this row represent the present value of accumulated benefit as of December 31, 2009. No Named Executive Officer was eligible for retirement as December 31, 2009.

(14) The "Total" represents the "**full walk-away**" number including vested options and benefits under the Company's various retirement and pension plans. The amounts reported in "Savings Plan" include contributions made directly to such plans by the Named Executive Officers.

(15) Mr. Fishman became a participant in the Change in Control Severance Plan as of February 23, 2010. If he had been a participant in such plan as of December 31, 2009, the estimated amounts for "Cash," "Welfare Benefits" and "Total" would have been $696,000, $24,808 and $1,530,752, respectively.

Pursuant to authority granted to it by NCR's Board of Directors, the Committee on Directors and Governance (the "Directors Committee") adopted the NCR Director Compensation Program, effective as of April 21, 2009. The Director Compensation Program provides for the payment of annual retainers, annual equity grants and initial equity grants to non-employee members of NCR's Board of Directors. Mr. Nuti does not receive remuneration for his service as Chairman of the Board of NCR.

Annual Retainer

Under the Director Compensation Program in effect in 2009, each non-employee member of NCR's Board received an annual retainer of $75,000. The Independent Lead Director, Ms. Levinson, received an additional annual retainer of $75,000 for her service in such role, and the members of the Audit Committee, including the Chair of the Audit Committee, received an additional retainer of $5,000. Additionally, the following directors received remuneration for their services as Committee Chairs: Mr. Boykin received $12,000 as Chair of the Audit Committee: Mr. Daichendt received $9,000 as Chair of Committee on Directors and Governance; and Mr. Frissora received $9,000 and Ms. Levinson received $3,000 for their respective terms as Chair of the Compensation and Human Resource Committee.

In accordance with the Director Compensation Program in effect in 2009, each director had the option to receive his or her annual retainer in the form of cash or common stock, or an even distribution of both. In the below table the amounts reported in column (b) represent the annual retainer earned by the directors in 2009 and paid in cash. To the extent that a director elected to receive his or her annual retainer in common stock, such fees are not reported in column (b); however, the grant date fair value of the award, as determined in accordance with FASB ASC Topic 718, is reflected in column (c) in the below table.

Prior to January 1 of each year directors may elect to defer receipt of shares of common stock payable in lieu of cash. At the director's election, any such deferred amounts will be payable in cash or shares of NCR common stock.

Initial Equity Grant

The Director Compensation Program provides that upon initial election to the Board, each non-employee director will receive a grant of restricted stock or restricted stock units. A director may elect to defer receipt of the shares of common stock that would otherwise be received upon vesting of restricted stock or restricted stock units. The restricted stock or restricted stock units vest in four equal quarterly installments commencing three months after the grant date. Payment is made only in NCR common stock. On January 28, 2009, Quincy Allen was elected to NCR's Board of Directors. Mr. Allen received an initial equity grant valued at $75,000, which was granted in the form of 7,415 restricted stock units. Mr. Allen elected to defer receipt of shares, except for the first quarterly installment of such shares, until the date upon which he ceases to serve as a director.

Annual Equity Grant

The Director Compensation Program provides that on the date of each annual meeting of NCR's stockholders each non-employee director will be granted restricted stock or restricted stock units, and options to purchase a number of shares of NCR common stock, the value of which is determined by the Directors Committee. Any restricted stock or restricted stock units awarded will vest in four equal quarterly installments commencing three months after the grant date. Any options granted will be fully vested and exercisable on the first anniversary of the grant. If the grant is made in the form of restricted stock units, a director may elect to defer receipt of the shares of common stock that otherwise would be received upon vesting of restricted stock units. In 2009 Messrs. Allen, Boykin, Clemmer and Prahalad elected to defer receipt of shares upon vesting of restricted stock units until the date upon which they cease to serve as a directors.

Pursuant to the Director Compensation Program, after NCR's 2009 annual meeting each non-employee director received an annual equity award valued at $125,000, which was divided equally between restricted stock units and stock options. Each non-employee director received $62,500 granted in the form of 6,651 restricted stock units with a grant date fair value of $67,109 and $62,500 granted in the form of options to purchase 19,134 shares of NCR common stock with a grant date fair value of $67,108. The exercise price for these options at the time of grant was $10.09, which was the closing price on May 1, 2009, the grant effective date.

In February 2010, the Directors Committee recommended, and the Board agreed, that the value of the annual equity award to be granted to each non-employee director after NCR's 2010 annual meeting be increased, at the time such awards are approved, to $175,000. The Directors Committee and the Board determined that this action was appropriate based on a desire to retain and attract highly qualified and experienced directors, an increased workload for NCR's directors that is expected to continue into 2011 and beyond, a perceived negative impact of the change in the Company's pension expense on the value of the outstanding equity the directors hold, and a review of competitive board pay practices.

Mid-Year Equity Grant

The Director Compensation Program also provides that each non-employee director who is newly elected to the Board after the annual stockholders meeting may receive a grant of stock options and/or restricted stock or restricted stock units. Any restricted stock or restricted stock units awarded will vest in four equal quarterly installments commencing three months after the grant date. Any options granted will be fully vested and exercisable on the first anniversary of the grant. If the grant is made in the form of restricted stock units, a director may elect to defer receipt of the shares of common stock that would otherwise be received upon vesting of restricted stock or restricted stock units. On January 28, 2009, Quincy Allen was elected to NCR's Board of Directors. Mr. Allen received a mid-year equity grant valued at $31,250, which was divided equally between restricted stock units and stock options. Accordingly, Mr. Allen received $15,625 granted in the form of 1,545 restricted stock units with a grant date fair value of $12,236 and $15,625 granted in the form of options to purchase 4,444 shares of NCR common stock with a grant date fair value of $13,910. The exercise price for these options at the time of grant was $7.92, which was the closing price on March 1, 2009, the grant effective date. Mr. Allen elected to defer receipt of shares upon vesting of restricted stock units, except for the first quarterly installment of such shares, until the date upon which he ceases to serve as a director.

Stock Ownership Guidelines

The Board of Directors Corporate Governance Guidelines include stock ownership guidelines, which operate to promote commonality of interest between non-employee directors and our stockholders by encouraging our non-employee directors to accumulate a substantial stake in our common stock. The guidelines encourage the non-employee directors to accumulate ownership of NCR common stock equal to two times the amount of his or her annual retainer within three years after he or she is first elected to the NCR Board. For these purposes, ownership includes shares owned outright by the non-employee director, interests in restricted stock, restricted stock units or deferred shares. Stock options are not taken into consideration in determining whether a director has met the ownership guidelines. As of December 31, 2009, all of our non-employee directors who have served at least three years on the Board met or exceeded these guidelines.

2009 Director Compensation Table

The table below describes information on 2009 compensation for our non-employee directors. There were no amounts reportable under non-equity incentive plan compensation, change in pension value and nonqualified deferred compensation earnings or all other compensation in 2009.

Name (a)	Fees Earned or Paid in Cash ($) (b)[2]	Stock Awards ($) (c)[3],[4],[5]	Option Awards ($) (d)[6],[7]	Total ($) (h)
Linda Fayne Levinson; Independent Lead Director	76,500	143,630	80,745	300,875
Quincy Allen	80,000	138,072	94,655	312,727
Edward (Pete) Boykin	—	159,141	80,745	239,886
Richard Clemmer	—	147,127	80,745	227,872
Gary Daichendt	—	151,131	80,745	231,876
Robert DeRodes	56,250	85,863	80,745	222,858
Mark Frissora[1]	65,250	67,109	80,745	213,104
C.K. Prahalad	—	147,127	80,745	227,872

(1) On November 18, 2009, Mark Frissora notified the Company that he was resigning from his position as a member of the Board of Directors and the Chairman of the Compensation and Human Resource Committee of the Board.

(2) The below table shows the form of payment in which each director elected to receive his or her annual retainer for 2009, as well as the dollar value for each form.

Name	Cash ($)	Current Stock ($)	Deferred Stock ($)
Linda Fayne Levinson	76,500	76,500	—
Quincy Allen	80,000	—	—
Edward (Pete) Boykin	—	—	92,000
Richard Clemmer	—	—	80,000
Gary Daichendt	—	84,000	—
Robert DeRodes	56,250	18,750	—
Mark Frissora	65,250	—	—
C.K. Prahalad	—	—	80,000

(3) This column shows the aggregate grant date fair value, as determined in accordance with FASB ASC Topic 718, of the restricted stock unit awards granted to each non-employee director in 2009. See Note 8 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 for an explanation of the assumptions made in valuing these awards. See "Initial Equity Grant," "Annual Equity Grant" and "Mid-Year Equity Grant" in the above narrative for the grant date fair value of this award.

(4) The amounts reported in this column also include the aggregate grant date fair value, as determined in accordance with FASB ASC Topic 718, of the restricted stock unit awards granted to each of Ms. Levinson and Messrs. Boykin, Clemmer, Daichendt, DeRodes, and Prahalad who have elected to receive their annual retainers in the form of shares, as described in footnote 2 above. See Note 8 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, for an explanation of the assumptions made in valuing these awards. The below table shows the grant date fair value for annual retainers paid in stock to each director on a quarterly basis.

Name	Q1 2009	Q2 2009	Q3 2009	Q4 2009
Linda Fayne Levinson	18,754	18,751	18,754	20,262
Quincy Allen	—	—	—	—
Edward (Pete) Boykin	23,007	23,009	23,010	23,006
Richard Clemmer	20,002	20,004	20,011	20,001
Gary Daichendt	21,004	21,010	21,006	21,002
Robert DeRodes	18,754	—	—	—
Mark Frissora	—	—	—	—
C.K. Prahalad	20,002	20,004	20,011	20,001

(5) All non-employee directors had 3,326 restricted stock units unvested and outstanding as of December 31, 2009 with the exception of Messrs. Allen and Frissora. Mr. Allen had 5,567 restricted stock units unvested and outstanding. Mr. Frissora had no restricted stock units unvested and outstanding because he forfeited such units upon his resignation.
(6) This column shows the aggregate grant date fair value, as determined in accordance with FASB ASC Topic 718, of the stock options granted to each non-employee director in 2009. See Note 8 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 for an explanation of the assumptions made in valuing these awards. See "Annual Equity Grant" in the above narrative for the grant date fair value of this award.
(7) The below table shows the option awards outstanding as of December 31, 2009 for each of the non-employee directors who served in 2009.

Name	Options Outstanding as of December 31, 2009
Linda Fayne Levinson	93,262
Quincy Allen	23,578
Edward (Pete) Boykin	69,262
Richard Clemmer	26,286
Gary Daichendt	33,262
Robert DeRodes	26,286
Mark Frissora,	30,128
C.K. Prahalad	93,262

EQUITY COMPENSATION PLAN INFORMATION

The table below shows information regarding awards outstanding and shares available for issuance as of December 31, 2009 under our Management Stock Plan that was in effect until April 25, 2006 and our Stock Incentive Plan that was adopted April 26, 2006.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders:			
Management Stock Plan[1]	5,178,494	$13.22	0
Stock Incentive Plan[2]	8,656,131[3]	$19.09	9,811,231
Equity compensation plans not approved by security holders:	N/A	N/A	N/A
Total	13,834,625	$15.93	9,811,231

(1) The NCR Management Stock Plan was adopted with stockholder approval, effective January 1, 1997. There were no shares authorized under the plan as of December 31, 2007. The NCR Management Stock Plan was terminated as of April 26, 2006, upon the stockholders' approval of the Stock Incentive Plan; however, such termination did not affect awards previously granted and outstanding under the NCR Management Stock Plan.

(2) The Stock Incentive Plan was adopted with stockholder approval, effective April 26, 2006.

(3) Includes a total of 3,845,587 performance-based restricted stock units that were outstanding under the Stock Incentive Plan as of December 31, 2009.

RELATED PERSON TRANSACTIONS

Our Committee on Directors and Governance is responsible for determining whether any conflicts of interest exist and the review and approval of each related party transaction. In January 2007 the Board of Directors formalized in writing a Related Person Transactions Policy.

This policy provides for approval or ratification of each related person transaction in accordance with the procedures and policies discussed below (i) by the Company's Committee on Directors and Governance or (ii) if the Committee on Directors and Governance determines that the approval or ratification of such related person transaction should be considered by all of the disinterested members of the Board of Directors, by such disinterested members of the Board of Directors by the vote of a majority thereof.

The policy provides for our General Counsel to advise the Chairman of the Committee on Directors and Governance of any related person transaction of which the General Counsel becomes aware. The Committee on Directors and Governance shall consider such related person transaction, unless the Committee on Directors and Governance determines that the approval or ratification of such transaction should be considered by all of the disinterested members of the Board of Directors, in which case such disinterested members of the Board of Directors shall consider the transaction. Except as set forth below, no related person transaction not approved in advance shall be entered into by the Company unless the consummation of such transaction is expressly subject to ratification.

If the Company enters into a transaction that it subsequently determines is a related person transaction or a transaction that was not a related person transaction at the time it was entered into but thereafter becomes a related person transaction, then in either such case the related person transaction shall be presented to the Committee on Directors and Governance or the disinterested members of the Board of Directors, as applicable, for ratification. If such related person transaction is not ratified, then the Company shall take all reasonable actions to attempt to terminate the Company's participation in that transaction.

Factors that are reviewed by the Committee on Directors and Governance or the Board of Directors, as applicable, include: the size of the transaction and the amount payable to a related person; the nature of the interest of the related person in the transaction; whether the transaction may involve a conflict of interest; and whether the transaction involves the provision of goods or services to the Company that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to the Company as would be available in comparable transactions with or involving unaffiliated third parties.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents the approximate fees for professional audit services rendered by the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP ("PwC"), for the audit of the Company's financial statements for fiscal years 2009 and 2008, as well as the approximate worldwide fees billed for other services rendered by PwC in such years:

Service	2009	2008
Audit Fees(1)	$5,201,700	$6,226,900
Audit-Related Fees(2)	$ 249,000	$ 527,250
Subtotal	$5,450,700	$6,754,150
Tax Fees(3)	$1,065,100	$1,004,700
All Other Fees(4)	$ 135,600	$ 262,000
Subtotal	$1,200,700	$1,266,700
Total Fees	$6,651,400	$8,020,850

(1) Includes fees required for the review and examination of NCR's consolidated financial statements, the audit of internal controls over financial reporting, quarterly reviews of interim financial statements, statutory audits, and consultations by management as to the accounting or disclosure treatment of transactions or events and the actual or potential impact of final or proposed rules, standards or interpretations by regulatory and standard setting bodies. Also includes attestation services and review services associated with the Company's filings with the SEC.

(2) Includes fees related to financial audits of employee benefit plans and services related to the filing of securities reports for one of the Company's international subsidiaries.

(3) Generally includes tax compliance, tax advice, tax planning and expatriate services. In 2009 and 2008 respectively, fees for tax services include:

(a) $34,600 and $31,200 for tax compliance including the preparation, review and filing of tax returns;

(b) $40,000 and $131,100 for Internal Revenue Service consultation and tax audit assistance;

(c) $390,500 and $53,800 local country statutory financial statement services incidental to the preparation of local country tax returns and a foreign tax consultation among other things; and

(d) $600,000 and $788,600 for expatriate services including tax return preparation, tax equalization calculations, tax consultancy, and related international assignment administration services.

(4) Includes fees for all other work performed by PwC that does not meet the above category descriptions. In 2009, of these fees: approximately 68% of these fees related to human resources consulting in the Netherlands, approximately 11% related to a tax function effectiveness and process improvement review, approximately 10% related to finalization of regulatory reports, approximately 5% related to attestation engagement in Spain related to compliance with the electronic waste legislation, approximately 2% related to licensing and proprietary software for accounting research and approximately 4% (less than $5,000) related to other miscellaneous projects in Thailand, Zimbabwe and the Netherlands. In 2008, of these fees: approximately 95% of these fees related to a tax function effectiveness and process improvement review, approximately 4% related to regulatory reports, and approximately 1% related to licensing and proprietary software for accounting research.

The Audit Committee has adopted policies and procedures regarding its pre-approval of the audit, audit-related, tax and all other non-audit services to be provided by the Company's independent registered public accounting firm or its affiliates to NCR or its consolidated subsidiaries (the "Pre-Approval Policy"). This policy is designed to assure that the provision of such services does not impair the independence of the Company's independent registered public accounting firm. Under the Pre-Approval Policy, at the beginning of each fiscal year, the Audit Committee will review the services proposed by management and the Company's independent registered public accounting firm to be provided during that year. The Audit Committee will then provide its pre-approval based on the limitations set forth in the Pre-Approval Policy. These limitations included the following:

- In no case should NCR or its consolidated subsidiaries retain the Company's independent registered public accounting firm or its affiliates to provide management consulting services or any non-audit services that are not permitted under applicable laws and regulations, including, without limitation, the Sarbanes-Oxley Act of 2002 and the SEC's related rules and regulations.

- Unless a type of service to be provided by the independent registered public accounting firm has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any other non-audit services and tax consulting services will require specific pre-approvals by the Audit Committee and a determination that such services would not impair the independence of the Company's independent registered public accounting firm. Specific pre-approvals by the Audit Committee will also be required for any material changes or additions to the pre-approved services.
- The Audit Committee recommends that the ratio of total tax and all other non-audit services to total audit and audit-related services procured by the Company in a fiscal year be less than 1 to 1.
- The Audit Committee will not permit the exclusive retention of NCR's independent registered public accounting firm in connection with a transaction initially recommended by the independent auditors, the purpose of which may be tax avoidance and the tax treatment of which is not supported in applicable tax law.
- Pre-approval fee levels for all services to be provided by the independent registered public accounting firm will be established annually by the Audit Committee, and updated on a quarterly basis by the Audit Committee at its regularly scheduled meetings. Any proposed services significantly exceeding these levels will require separate pre-approval by the Audit Committee.
- The Corporate Controller will report to the Audit Committee on a quarterly basis regarding the status of all pre-approved audit, audit-related, tax and all other non-audit services provided by the Company's independent registered public accounting firm or its affiliates to NCR or its consolidated subsidiaries.
- Back-up documentation will be provided to the Audit Committee by management and/or the independent registered public accounting firm when requesting pre-approval of services by the Company's independent registered public accounting firm. At the request of the Audit Committee, additional detailed documentation regarding the specific services will be provided.
- Requests or applications to provide services that require separate approval by the Audit Committee will be submitted to the Audit Committee by the Chief Financial Officer, with the support of the independent registered public accounting firm, and must include a joint statement as to whether, in the view of management and the independent registered public accounting firm, the request or application is consistent with the SEC's rules on auditor independence.

Under the Pre-Approval Policy, the Audit Committee has delegated to its Chair limited authority to grant pre-approvals for audit, audit-related, tax and other non-audit services in the event that immediate approval of a service is needed. The Chair shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting for its review and approval. The Audit Committee has not delegated to management its responsibilities to pre-approve services performed by the independent registered public accounting firm.

The audit, non-audit, tax and all other non-audit services provided by PwC to the Company, and the fees charged for such services, are actively monitored by the Audit Committee as set forth in the Pre-Approval Policy on a quarterly basis to maintain the appropriate level of objectivity and independence in the firm's audit work for NCR. Part of the Audit Committee's ongoing monitoring includes a review of any de minimis exceptions as provided in the applicable SEC rules for non-audit services that were not pre-approved by the Audit Committee. In 2009 and 2008, of those total amounts reported above, all activities were pre-approved by the Audit Committee prior to commencement, thus no de minimis activity was reported.

BOARD AUDIT COMMITTEE REPORT

The Audit Committee consists of four directors, each of whom is independent as determined by the Board of Directors under the standards set forth in the Board's Corporate Governance Guidelines, which are based on the requirements of the listing standards of the New York Stock Exchange ("NYSE") and the applicable rules of the U.S. Securities and Exchange Commission ("SEC"). In accordance with NYSE rules, all members are "financially literate." In addition, two of its members are "audit committee financial experts" as defined under applicable SEC rules. A brief description of the responsibilities of the Audit Committee is set forth above under the caption "Committees of the Board." The Audit Committee acts under a charter adopted by the Board of Directors, which is periodically reviewed and revised as appropriate. The Audit Committee charter was revised and approved by the Board of Directors in October 2008, and is available on the Company's corporate governance website at http://www.ncr.com/corpgovernance/corpgov_board_charters.htm.

In general, NCR's management is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws, and regulations. PricewaterhouseCoopers LLP ("PricewaterhouseCoopers"), NCR's independent registered public accounting firm, is responsible for performing an independent audit of the Company's consolidated financial statements and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles, as well as an independent audit of the Company's internal control over financial reporting.

In the course of fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with NCR management the Company's audited financial statements for fiscal year 2009, as well as its quarterly public earnings releases and its quarterly reports on Form 10-Q, and, together with the Board, has reviewed and discussed the Company's annual report on Form 10-K and proxy statement. In addition, the Audit Committee discussed with PricewaterhouseCoopers, the Company's independent registered public accounting firm, the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards). The Audit Committee also has received the written disclosures and the letter from PricewaterhouseCoopers required by applicable requirements of the Public Company Accounting Oversight Board and has discussed with PricewaterhouseCoopers its independence. In connection with its discussions concerning the independence of its independent registered public accounting firm, the Audit Committee adopted its annual policy requiring that the Audit Committee pre-approve all audit, audit-related, tax and other non-audit services provided by the Company's independent registered public accounting firm or its affiliates to NCR or its consolidated subsidiaries. The committee also reviewed its procedures for processing and addressing complaints regarding accounting, internal controls, or auditing matters, and the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters. Finally, the Audit Committee has reviewed NCR's critical accounting policies and alternative policies with management and the Company's independent registered public accounting firm to determine that both are in agreement that the policies currently being used are appropriate.

The Audit Committee met in executive session at its regular meetings periodically throughout the year with both PricewaterhouseCoopers and the internal auditors. It also met privately on occasion with the Chief Financial Officer and Corporate Controller of the Company, each of whom has unrestricted access to the committee.

Based on the reviews and the discussions referred to above, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 for filing with the SEC.

Dated: February 23, 2010

The Audit Committee:

Edward P. Boykin, Chair
Quincy Allen
Richard Clemmer
C.K. Prahalad

DIRECTORS' PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2010
(Item 2 on Proxy Card)

The Board's Audit Committee, which is composed entirely of independent directors, appointed PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") as the Company's independent registered public accounting firm for 2010 to audit NCR's consolidated financial statements. The Board has approved this selection and, as a matter of good corporate governance, is asking you to ratify this appointment.

Based on its "Pre-Approval Policy" (as defined above on page 61) and applicable SEC rules and guidance, the Audit Committee has considered whether the provision of the tax and other non-audit services described above under the caption "Fees Paid to Independent Registered Public Accounting Firm" was compatible with maintaining PricewaterhouseCoopers' independence and concluded that it was.

PricewaterhouseCoopers has been the Company's independent registered public accounting firm for many years and is a leader in providing audit services to the high-technology industry. The Board believes that PricewaterhouseCoopers is well qualified to serve as NCR's independent registered public accounting firm given its experience, global presence with offices or affiliates in or near most locations where NCR does business, and quality audit work in serving the Company. PricewaterhouseCoopers rotates its audit partners assigned to audit NCR at least once every five years and the Audit Committee has placed restrictions on the Company's ability to hire any employees or former employees of PricewaterhouseCoopers or its affiliates.

PricewaterhouseCoopers representatives will be at the annual meeting to answer questions, and they may also make any statement they wish at the meeting.

The Board and Audit Committee recommend that you vote FOR this proposal. If the stockholders do not approve this proposal, the Audit Committee and the Board of Directors will reconsider the appointment, but may decide to maintain its appointment of PricewaterhouseCoopers. Proxies solicited by the Board of Directors will be voted FOR this proposal, unless you specify otherwise in your proxy.

OTHER MATTERS

The Board of Directors does not know of any matters that will be brought before the annual meeting other than those listed in the notice of meeting. If any other matters are properly introduced at the meeting for consideration, including consideration of a motion to adjourn the meeting to another time or place, the individuals named on the enclosed form of proxy will have authority to vote on such matters in their discretion.

ADDITIONAL INFORMATION

Cost of Proxy Solicitation

We will pay the expenses of soliciting proxies in connection with the annual meeting. Proxies may be solicited on our behalf through the mail, in person, by telephone, electronic transmission, or facsimile transmission. We have hired Georgeson Inc., to assist in the solicitation of proxies, at an estimated cost of $16,000, plus reimbursement of reasonable out-of-pocket expenses. In accordance with SEC and the NYSE rules, NCR will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses of sending proxies and proxy materials to the beneficial owners of NCR common stock.

Procedures for Stockholder Proposals and Nominations

Under NCR's Bylaws, nominations for election of directors at an annual meeting may be made only by (1) the Board of Directors or a committee of the Board, or (2) a stockholder entitled to vote who has delivered notice to the Company no earlier than 150 days nor later than 5:00 p.m., Eastern Time, 120 days before the first anniversary of the date of the proxy statement for the preceding year's annual meeting.

Our Bylaws also provide that other business may not be brought before an annual meeting unless it is (1) specified in the notice of meeting (which includes stockholder proposals that the Company is required to include in its proxy statement under SEC Rule 14a-8), (2) brought before the meeting by or at the direction of the Board, or (3) brought by a stockholder entitled to vote who has delivered notice to the Company (containing certain information specified in the Bylaws) no earlier than 150 days nor later than 5:00 p.m., Eastern Time, 120 days before the first anniversary of the date of the proxy statement for the preceding year's annual meeting. In addition, you must comply with SEC Rule 14a-8 to have your proposal included in the Company's proxy statement.

A copy of the full text of the Company's Bylaws may be obtained upon written request to the Corporate Secretary at the address provided on page 14 of this proxy statement.

Stockholder Proposals for 2011 Annual Meeting

Stockholders interested in presenting a proposal for consideration at NCR's annual meeting of stockholders in 2011 must follow the procedures found in SEC Rule 14a-8 and the Company's Bylaws. To be eligible for possible inclusion in the Company's 2011 proxy materials, all qualified proposals must be received by NCR's Corporate Secretary no earlier than October 16, 2010, nor later than 5:00 p.m., Eastern Time, on November 15, 2010.

The above notice and proxy statement are sent by order of the Board of Directors.

Nelson F. Greene
Vice President,
Interim General Counsel and Secretary

Dated: March 15, 2010

Detach Here

....

2010 ANNUAL STOCKHOLDERS' MEETING
RESERVATION REQUEST FORM

If you plan to attend the 2010 Annual Stockholders' Meeting of NCR Corporation, please complete the following information and return to Nelson F. Greene, Vice President, Interim General Counsel and Secretary, NCR Corporation, 3097 Satellite Boulevard, Duluth, Georgia 30096.

Your name and address: ______________________________________

____

____

Number of shares of NCR common stock you hold: ______________________________________

If the shares listed above are not registered in your name, identify the name of the registered stockholder below *and include evidence that you beneficially own the shares.*

Registered stockholder: ______________________________________

(name of your bank, broker, or other nominee)

THIS IS NOT A PROXY CARD

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

Commission File Number 001-00395

NCR CORPORATION
(Exact name of registrant as specified in its charter)

Maryland	**31-0387920**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3097 Satellite Boulevard Duluth, Georgia	**30096**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (937) 445-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☐ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2009, was approximately $1.9 billion. As of February 16, 2010, there were approximately 159.7 million shares of common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III: Portions of the Registrant's Notice of Annual Meeting of Stockholders and Proxy Statement to be filed pursuant to Regulation 14A within 120 days after Registrant's fiscal year end of December 31, 2009 are incorporated by reference.

TABLE OF CONTENTS

Item	Description	Page
	PART I	
1.	Business	1
1A.	Risk Factors	7
1B.	Unresolved Staff Comments	13
2.	Properties	13
3.	Legal Proceedings	13
4.	Submission of Matters to a Vote of Security Holders	13
	PART II	
5.	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	14
6.	Selected Financial Data	15
7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	17
7A.	Quantitative and Qualitative Disclosures about Market Risk	38
8.	Financial Statements and Supplementary Data	40
9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	88
9A.	Controls and Procedures	88
9B.	Other Information	89
	PART III	
10.	Directors, Executive Officers and Corporate Governance	90
11.	Executive Compensation	92
12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	92
13.	Certain Relationships and Related Transactions, and Director Independence	92
14.	Principal Accountant Fees and Services	92
	PART IV	
15.	Exhibits and Financial Statement Schedules	93

This Report contains trademarks, service marks, and registered marks of NCR Corporation and its subsidiaries, and other companies, as indicated.

PART I

Item 1. BUSINESS

General

NCR Corporation and its subsidiaries (NCR or the Company, also referred to as "we", "us" or "our") provide technology and services that help businesses connect, interact and transact with their customers.

Businesses

NCR Corporation is a leading global technology company that provides innovative products and services to help businesses build stronger relationships with their customers. Through our presence at customer interaction points, such as automated teller machines (ATMs), retail point-of-sale (POS) workstations, self-service kiosks, self-check-in/out systems and DVD kiosks, our solutions enable companies to address consumer demand for convenience, value and individual service. NCR also provides a complete portfolio of services to help customers design, deploy, support and manage technology solutions for our products as well as select third-party products.

Industries Served

NCR provides specific solutions for customers in a range of industries such as financial services, retail and hospitality, travel and gaming, healthcare, and entertainment. NCR's solutions are built on a foundation of long-established industry knowledge and consulting expertise, value-added software and hardware technology, global customer support services, and a complete line of business consumables and specialty media products.

Company History

NCR was originally incorporated in 1884 and was a publicly traded company on the New York Stock Exchange prior to its merger with a wholly-owned subsidiary of AT&T Corp. (AT&T) on September 19, 1991. Subsequently, on December 31, 1996, AT&T distributed all of its interest in NCR to its stockholders (the "Distribution"). NCR common stock is listed on the New York Stock Exchange and trades under the symbol "NCR".

On September 30, 2007, NCR completed the spin-off of its Teradata Data Warehousing business through the distribution of a tax-free stock dividend to its stockholders. NCR distributed one share of common stock of Teradata Corporation (Teradata) for each share of NCR common stock to NCR stockholders of record as of the close of business on September 14, 2007. For more information regarding the spin-off of Teradata, refer to Management's Discussion & Analysis (MD&A) in Item 7 and Note 12 of the Notes to Consolidated Financial Statements, "Discontinued Operations," in Item 8 of Part II of this Form 10-K report (Report).

Operating Segments

Effective January 1, 2008, NCR reorganized its businesses and management thereof to a geographic model, changing from the previous model of global business units organized by product and service offering. For the year-ended December 31, 2009 and the prior periods reported in this Report, NCR categorizes its operations into three reportable segments: Americas, Europe, Middle East and Africa (EMEA) and Asia Pacific and Japan (APJ). Each of these segments derives revenue by selling products and services to the financial services, retail and hospitality, travel and gaming, healthcare, and entertainment industries. These products and services are described below.

The information required by Item 1 with respect to financial information regarding our reportable segments can be found in Item 7 of Part II of this Report under "Revenue and Gross Margin by Segment" as well as in Item 8 of Part II of this Report as part of Note 13 of the Notes to Consolidated Financial Statements, "Segment Information and Concentrations," and is incorporated herein by reference.

Products and Services

We sell products and services that help businesses connect, interact and transact with their customers. Our product and service offerings fall into the following categories:

ATMs and Financial Terminals

We provide financial institutions, retailers and independent deployers with financial-oriented self-service technologies, such as ATMs, cash dispensers, and software solutions, including the APTRA™ application suite and consulting services related to ATM security, software and bank branch optimization. ATM and Financial Terminal solutions are designed to quickly and reliably process consumer transactions and incorporate advanced features such as automated check cashing/deposit, automated cash deposit, web-enablement and bill payment. These solutions help enable businesses to reduce costs and generate new revenue streams while enhancing customer loyalty.

Self-Service Kiosks

NCR provides self-service kiosks to the retail and hospitality, travel and gaming, healthcare and entertainment industries. NCR's versatile kiosk solutions can support numerous retail self-service functions, including self-checkout, wayfinding, bill payment and gift registries. We provide kiosk solutions to airlines that enable self check-in and to hotels/casinos that allow guests to check-in/out without assistance. These solutions create pleasant and convenient experiences for consumers and enable our customers to reduce costs. The kiosks for the hospitality industry provide consumers the ability to order and pay at restaurants while enabling our customers to streamline order processing and reduce operating costs. NCR's healthcare kiosk solutions offer wireless self-check-in for patients, integrate with existing information systems and physician practice management systems to make the check-in and check-out processes more convenient for patients and helping to reduce costs and errors for our customers. NCR Entertainment solutions allow consumers to rent movies and games at their convenience.

Point of Sale

We provide retail-oriented technologies such as Point of Sale (POS) terminals, bar-code scanners, software and services to companies worldwide. Combining our retail industry expertise, software and hardware technologies, implementation and store performance consulting services, our solutions are designed to enable cost reductions and improve retailer operational efficiency while increasing the satisfaction of the retailer's customers.

Check and Document Imaging

NCR's Check and Document Imaging offerings provide end-to-end solutions for both traditional paper-based and image-based check and item processing. These solutions utilize advanced image recognition and workflow technologies to automate item processing, helping financial institutions increase efficiency and reduce operating costs. Consisting of hardware, software, consulting and support services, our comprehensive Check and Document Imaging solutions enable check and item-based transactions to be digitally captured, processed and retained within a flexible, scalable environment.

Services

Services are an essential and integrated component of NCR's complete solution offerings. NCR provides maintenance and support services for all NCR product offerings described above. In addition to these maintenance and support services, NCR also provides other services including site assessment and preparation, staging, installation and implementation, systems management and complete managed services. NCR also services third-party computer hardware from select manufacturers, such as Cisco Systems, who value and leverage NCR's global service capability. However, NCR's strategy is to focus primarily on maintenance and support of NCR-branded products in order to capture higher margin services and significantly reduce redundant costs associated with supporting/servicing multiple third-party products.

In addition to the software solutions described previously, NCR is developing a suite of software and services such as Software as a Service, hosted services, online, mobile, transactional services and applications such as bill pay and digital signage. NCR is also focused on expanding the resale of third party networking products and related service offerings to a broader base of customers in the telecommunications and technology sectors.

Consumables

NCR develops, produces and markets a complete line of printer consumables for various print technologies. These products include two-sided thermal paper (2ST®), paper rolls for receipts in ATMs and POS solutions, inkjet and laser printer supplies, thermal transfer and ink ribbons, labels, laser documents, business forms, and specialty media items such as photo and presentation papers. Consumables are designed to optimize operations and improve transaction accuracy, while reducing overall costs.

Target Markets and Distribution Channels

NCR's ATMs and financial terminal solutions primarily serve the financial services industry with particular focus on retail banking, which includes traditional providers of consumer banking and financial services. These solutions also serve the retail markets through convenience banking products for retailers designed to complement their core businesses. Customers are located throughout the world in both established and emerging markets. NCR has historically sold most of its ATMs and financial terminal products and services through a direct sales channel, although a portion of revenues is derived through distributors and value-added resellers.

NCR provides self-service kiosk and POS solutions to retail and hospitality, travel and gaming, healthcare and entertainment industries. Retail and hospitality customers include department stores, specialty retailers, mass merchandisers, catalog stores, supermarkets, hypermarkets, grocery stores, drug stores, wholesalers, convenience stores, fast food/quick service/table service and other restaurants. The travel and gaming customers include airlines, airports, car rental, hotel/lodging and casinos. NCR's healthcare customers include hospitals, clinics and other healthcare providers. Self-service kiosk and POS solutions are sold through a direct sales force and through alliances with value-added resellers, distributors and dealers. NCR has focused its investments and resources on self-service technologies with expanded offerings to include DVD kiosks for the entertainment industry, self-ticketing for the travel industry and patient management check-in/out in the healthcare sector.

NCR's imaging solutions primarily serve the financial services industry worldwide, with the primary focus on banks. NCR has historically distributed most of its imaging products and services through a direct sales channel, although certain revenues are derived through sales by value-added resellers and distributors.

Our Consumables products are sold to the financial services and retail and hospitality industries as well as customers involved in transportation and manufacturing. While the Company has a direct sales force in approximately 28 countries for consumables, these products are also sold through various channel partners including office product retailers, contract stationers, value-added resellers, original equipment manufacturers as well as through telemarketing and the internet.

Approximately 93% of our product sales are sold by our direct sales force, with the remainder sold through indirect channels, including value-added resellers, distributors, and dealers.

NCR provides service and support for NCR's products and solutions through service contracts with our customers. NCR has also established managed service contracts with key customers and continues to pursue additional managed service relationships. Longer term managed service arrangements can help improve the efficiency and performance of the customer's business, and also increase the strategic and financial importance of its relationship with NCR. We also provide services on competing technologies—for example, IBM retail technologies and Diebold ATMs. The primary sales channel for our services is NCR's direct sales teams, which exist in all of NCR's geographic operating segments. Our services professionals provide these services directly to end customers.

Competition

In the financial services industry, we compete with Diebold, Inc. and Wincor Nixdorf GmbH & Co. (Wincor), as well as many other regional firms, across all of our geographic segments. The primary factors of competition can vary, but typically include: value and quality of the solutions or products; total cost of ownership; industry knowledge of the vendor; the vendor's ability to provide and support a total end-to-end solution; the vendor's ability to integrate new and existing systems; the fit of the vendor's strategic vision with the customer's strategic direction; and the quality of the vendor's support and consulting services.

NCR faces a variety of competitors in the retail and hospitality industry in all geographic segments. The Company believes that key competitive factors can vary by geographic area but typically include: value and quality of the solutions or products; total cost of ownership; industry knowledge of the vendor; and knowledge, experience and quality of the vendor's consulting, deployment and support services. NCR's competitors vary by market segment, product, service offering and geographic area, and include IBM, Wincor, Fujitsu, Hewlett-Packard, Dell, Honeywell and Datalogic, among others.

NCR faces a diverse group of competitors in the travel and gaming and entertainment industries. Competition in the travel industry includes IBM, SITA and IER. In the gaming industry, NCR's key competitors are IBM, Wincor and Cummins. In the entertainment industry, competition comes from makers of DVD rental kiosks, including Coinstar, Inc. (through their Redbox DVD kiosk business). Competition in the entertainment industry is currently focused primarily in the United States.

NCR faces competition for services from other technology and service providers, as well as from service-only firms, in all geographies where it operates around the world. The primary services competitors are the companies identified in NCR's other solutions. Global technology providers are becoming more focused on services as a core business strategy. NCR also competes with a range of smaller regional and local service companies that differ by geography.

Competition for printer consumables is significant and varies by geographic area and product group. The primary areas of competitive differentiation typically include: quality; logistics and supply chain management; and total cost of ownership. While price is always a factor, we focus on the customer's total cost of ownership for our consumables products. Total cost of ownership takes into account not only the per-unit cost, but also service, usage, reporting and support costs. NCR's competitors include, among others, RiteMade Paper and Schades.

NCR faces competition in the financial services industry for imaging solutions in all our geographic segments. The primary areas of competition can vary, but typically include: quality of the solutions or products; total cost of ownership; industry knowledge; the vendor's ability to provide and support a total end-to-end solution; the vendor's ability to integrate new and existing systems; the fit of the vendor's strategic vision with the customer's strategic direction; and the quality of the vendor's support and consulting services. NCR's competitors vary by product, service offering and geographic area, and include Metavante Corporation and Unisys Corporation, among others.

Research and Development

We remain focused on designing and developing products, services and solutions that anticipate our customers' changing technological needs. The expenses for research and development were $141 million in 2009, $148 million in 2008, and $137 million in 2007. We anticipate that we will continue to have significant research and development expenditures in the future to provide a continuing flow of innovative, high-quality products and services to maintain and enhance our competitive position. Information regarding the accounting and costs included in research and development activities is included in Note 1 of the Notes to Consolidated Financial Statements, "Description of Business and Significant Accounting Policies," in Item 8 of Part II of this Report and is incorporated herein by reference.

Patents and Trademarks

Our general policy is to seek patent protection for those innovations and improvements that are likely to be incorporated into our products and services, where such protection will improve our competitive position. NCR owns approximately 1,350 patents in the United States and a significant number in foreign countries. The foreign patents are generally counterparts of NCR's U.S. patents. Many of the patents owned by NCR are licensed to others and NCR is licensed to use certain patents owned by others. While NCR's portfolio of patents and patent applications in aggregate is of significant value to NCR, the Company does not believe that any particular individual patent is itself of material importance to NCR's business as a whole.

NCR has registered certain trademarks and service marks in the United States and in a number of foreign countries. NCR considers the mark "NCR" and many of its other trademarks and service marks to be valuable assets.

Seasonality

Our sales are historically seasonal, with lower revenue in the first quarter and higher revenue in the fourth quarter of each year. Such seasonality also causes our working capital cash flow requirements to vary from quarter to quarter depending on variability in the volume, timing and mix of product sales. In addition, revenue in the third month of each quarter is typically higher than in the first and second months. Information regarding seasonality and its potential impact on our business is included in Item 1A of this Report under the caption, "Operating Results Fluctuations," and is incorporated herein by reference.

Manufacturing and Raw Materials

In most cases, there are a number of vendors providing the services and producing the parts and components that we utilize. However, there are some services and components that are purchased from single sources due to price, quality, technology or other reasons. For example, we depend on computer chips and microprocessors from Intel Corporation and operating systems from Microsoft Corporation. Certain parts and components used in the manufacturing of our ATMs and the delivery of many of our retail solutions are also supplied by single sources. In addition, there are a number of key suppliers for our businesses who provide us with critical products for our solutions.

On a global basis, NCR manufactures its ATMs in facilities located in Columbus, Georgia, USA; Manaus, Brazil; Budapest, Hungary; Beijing, China and Puducherry, India. For payment solutions, self-checkouts and certain kiosks, NCR outsources the manufacturing in all geographic regions to Flextronics International Ltd., a provider of electronics manufacturing and integrated supply-chain services. Flextronics also procures a variety of components used in the manufacturing process on our behalf. Flextronics manufactures these NCR products in Columbia, South Carolina and Plano, Texas.

Refer to Item 1A of this Report under the caption, "Reliance on Third Parties" for further information regarding the potential impact of these relationships on our business operations. Additional information regarding sources and availability of raw materials is also included in Item 1A of this Report under the caption "Reliance on Third Parties," and is incorporated herein by reference.

Employees

On December 31, 2009, NCR had approximately 21,500 employees and contractors.

Information

NCR makes available through its website, free of charge, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, definitive proxy statements on Form 14A and Current Reports on Form 8-K, and all amendments to such reports, as soon as reasonably practicable after these reports are electronically filed or furnished to the U.S. Securities and Exchange Commission (SEC) pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. The SEC website (www.sec.gov) contains the reports, proxy statements and information statements, and other information regarding issuers that file electronically with the SEC. Also, the public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. NCR will furnish, without charge to a security holder upon written request, the Notice of Meeting and Proxy Statement for the 2010 Annual Meeting of Stockholders (the 2010 Proxy Statement), portions of which are incorporated herein by reference. NCR will furnish the Code of Conduct at no cost and any other exhibit at cost. Document requests are available by calling or writing to:

NCR—Investor Relations
3097 Satellite Boulevard
Duluth, GA 30096
Phone: 800-255-5627
E-Mail: investor.relations@ncr.com
Website: http://investor.ncr.com

Environmental Matters

Compliance with Federal, State, and local environmental regulations relating to the protection of the environment could have a material adverse impact on our capital expenditures, earnings or competitive position. While NCR does not currently expect to incur material capital expenditures related to compliance with such laws and regulations, and while NCR believes the amounts provided in its Consolidated Financial Statements are adequate in light of the probable and estimable liabilities, there can be no assurances that there will not be a material adverse impact on capital expenditures, earnings or competitive position. A detailed discussion of the current estimated impacts of compliance issues relating to environmental regulations, particularly the Fox River matter, is reported in Item 8 of Part II of this Report as part of Note 11 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies," and is incorporated herein by reference.

Item 1A. RISK FACTORS

This report and other documents that we file with the SEC, as well as other oral or written statements we may make from time to time, contain information based on management's beliefs and include forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that involve a number of known and unknown risks, uncertainties and assumptions. These forward-looking statements are not guarantees of future performance, and there are a number of factors including, but not limited to, those listed below, that could cause actual outcomes and results to differ materially from the results contemplated by such forward-looking statements. We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Economic Pressures *Our business may be negatively affected by current global economic and credit conditions.* The current economic climate could impact the ability of our customers to make capital expenditures, thereby affecting their ability to purchase our products or services. Additionally, customers in the financial services sector, which has been severely impacted by the credit crisis, have consolidated in response to the crisis and may continue to do so, which could further impact our business by reducing our customer base. Furthermore, our retail customers are operating in a challenging environment and are faced with weak consumer spending. As a result, these customers could face increased financial pressures that could impact their capital expenditures or ability to pay accounts receivable owed to NCR.

Our customers sometimes finance their purchases of our products and services through third party financing companies. Overall economic conditions may have a material effect on our customers' ability to obtain such financing, which could result in an adverse effect on our operating results.

Our $500 million five-year unsecured revolving credit facility (the facility), which expires in 2012, is provided by a syndication of several banks that share the committed financing under the facility. Economic and credit market conditions have presented banks and financial institutions with significant challenges, which has led a number of such entities to seek capital from the U.S. federal government. Although we monitor the ability of the banks within the syndication to fulfill their counterparty responsibilities, future market conditions could affect the ability of one or more of these banks to provide the financing that has been committed under the facility. Additionally, the availability under the facility is determined by our compliance with certain financial debt covenants. The inability to access the full capacity of our facility, either from fulfillment of counterparty responsibilities or through our compliance with debt covenants, could have a material, adverse effect on our business, results of operations, and liquidity.

The extent of the impact of current economic conditions will depend on a number of factors, including the length and breadth of the U.S. and global recession, conditions in the global credit markets, and the effects of government actions to stimulate economic conditions.

Competition *If we do not compete effectively within the technology industry, we will not be successful.* We operate in the intensely competitive information technology industry. This industry is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions, price and cost reductions, and increasingly greater commoditization of products, making differentiation difficult. Our competitors include other large companies in the technology industry, such as: IBM, Hewlett-Packard Company, Diebold, Inc., Wincor, Fujitsu, Unisys Corporation and Coinstar, Inc., some of which have more widespread distribution and penetration of their platforms and service offerings. In addition, we compete with companies in specific market segments, such as entry-level ATMs, imaging solutions, and business consumables and media products. Our future competitive performance and market position depend on a number of factors, including our ability to: react to competitive product and pricing pressures (particularly in the ATM marketplace); penetrate and meet the changing competitive requirements and deliverables in developing and emerging markets, such as India and China in the ATM market; exploit opportunities in new vertical markets, such as travel and gaming, healthcare, and entertainment; rapidly and continually design, develop and market, or otherwise maintain and introduce solutions and related products and services for our customers that are competitive in the marketplace; react on a timely basis to shifts in market demands; compete in reverse auctions for new and continuing business; reduce costs without creating operating inefficiencies; maintain competitive operating margins; improve product and service delivery quality; and effectively market and sell all of our diverse solutions. Our business and operating performance could be impacted by external competitive pressures, such as increasing price erosion and the entry of new competitors. Our customers sometimes finance our product sales through third-party financing companies. In the case of customer default, these financing companies may be forced to resell this equipment at discounted prices, thus impacting our ability to sell incremental units. The impact of these product and pricing pressures could include lower customer satisfaction, decreased demand for our solutions, loss of market share and reduction of operating profits.

Operating Results Fluctuations *Our revenue and operating results could fluctuate for a number of reasons, including*:

Manufacturing Insourcing During 2009, we announced that we would begin manufacturing advanced ATMs at our new facilities in Columbus, Georgia, USA and Manaus, Brazil, transitioning from an outsourcing arrangement with Flextronics International Ltd. We began production at both ATM manufacturing facilities during the fourth quarter of 2009. However, if we develop problems with product quality or on-time delivery to customers as a result of this decision, we could experience business interruption that could negatively impact our business and operating results.

Seasonality Our sales are historically seasonal, with lower revenue in the first quarter and higher revenue in the fourth quarter of each year. Such seasonality also causes our working capital cash flow requirements to vary from quarter to quarter depending on the variability in the volume, timing and mix of product sales. In addition, revenue in the third month of each quarter is typically higher than in the first and second months. These factors, among other things, make forecasting more difficult and may adversely affect our ability to manage working capital and to predict financial results accurately.

Foreign Currency Our revenue and operating income are subject to variability due to the effects of foreign currency fluctuations against the U.S. Dollar. We have exposure to approximately 50 functional currencies. Due to our global operations, weaknesses in some of these currencies are sometimes offset by strengths in others. The effects of currency fluctuations are partially mitigated by our hedging strategy; however, certain significant currency fluctuations could adversely affect our results of operations, including sales and gross margins.

Cost/Expense Reductions We are actively working to reduce our costs and expenses to improve operating profitability without jeopardizing the quality of our products or the effectiveness of our operations. Our success in achieving targeted cost and expense reductions depends on a number of factors, including our ability to achieve infrastructure rationalizations, drive lower component costs, improve supply chain efficiencies, and among other things, optimize the efficiency of our customer services resources. If we do not successfully execute on our cost reduction initiatives or if we experience delays in completing the implementation of these initiatives, our results of operations or financial condition could be adversely affected.

Contractual Obligations of Consulting Services We maintain a professional services consulting workforce to fulfill contracts that we enter into with our customers that may extend to multiple periods. Our profitability is largely a function of performing to customer contractual arrangements within the estimated costs to perform these obligations. If we exceed these estimated costs, our profitability related to these contracts may be negatively impacted. In addition, if we are unable to maintain appropriate utilization rates for our consultants, we may not be able to sustain profitability on these contracts.

Diversification While we believe the spin-off of Teradata on September 30, 2007 was the proper strategic move for both companies, following the spin-off, the Company is less diversified than before. Consequently, we must rely primarily on our self-service and assisted-service products (along with the associated services) to drive growth and profitability. If these products or service offerings suffer a significant decrease in demand or increase in costs, our results of operations or financial condition could be adversely affected.

Acquisitions and Divestitures As part of our strategy, we intend to selectively acquire and divest technologies, products and businesses. As these acquisitions and divestitures take place and we begin to include or exclude, as the case may be, the financial results related to these transactions, it could cause our operating results to fluctuate materially, depending on the size and nature of any future transactions. In addition, our operating results may be adversely affected if we are unable to properly integrate future acquisitions or if investments do not perform or meet our original expectations.

Investment in Entertainment As part of our strategy, we intend to expand our network of DVD-rental kiosks. Our success depends on a number of factors, including the timing of deployment of new DVD-rental kiosks to reach our roll-out target, securing new customer contracts, access to DVD inventory and average time for kiosks to reach maturity. If we do not successfully execute our strategy or if we experience unforeseen delays, our results of operations and financial condition could be adversely affected.

Pension Funds Consistent with local competitive practice and regulations, we sponsor pension plans in many of the countries where we do business. A number of these pension plans are supported by pension fund investments that are subject to financial market risk. Additionally, we are required to make a number of actuarial assumptions for each plan, including the expected long-term return on plan assets and the discount rate on a country-by-country basis after consultation with independent actuarial consultants. We examine interest rate levels and trends within each country, particularly yields on high-quality long-term corporate bonds, relative to our expected future benefit payments to determine our discount rate assumptions. Our long-term expected rate of return on asset assumptions are developed by considering the asset allocation and implementation strategies employed by each pension fund relative to capital market expectations.

In 2008, financial markets experienced significant volatility, with declining government bond yields and widening credit spreads on fixed income investments and poor performance in equity markets. Although the equity markets improved somewhat in 2009, we have a significant, underfunded pension obligation, which may require material increases in cash contributions in future years. Our financial position and liquidity could be materially impacted by these contributions. See "Effects of Pension, Postemployment and Postretirement Benefit Plans" and "Financial Condition, Liquidity And Capital Resources" sections of the MD&A included in Item 7 of Part II of this Report and Note 9, "Employee Benefit Plans" in the Notes to the Consolidated Financial Statements included in Item 8 of Part II of this Report for further information regarding the funded status of our plans and future cash contributions.


Form 10-K

Our future financial results could be materially impacted by further volatility in the performance of financial markets, changes in regulations regarding funding requirements, and changes in the actuarial assumptions, including those described in our "Critical Accounting Policies and Estimates" section of the MD&A included in Item 7 of Part II of this Report.

Stock-based Compensation Similar to other companies, we use stock awards as a form of compensation for certain employees. All stock-based payments to employees, including grants of employee stock options, are required to be recognized in the financial statements based on their fair values. The amount recognized for stock compensation expense could vary depending on a number of assumptions or changes that may occur. For example, assumptions such as the risk-free rate, expected holding period and expected volatility that drive our valuation model could change. Other examples that could have an impact include changes in the mix and type of awards, changes in our compensation plans or tax rate, changes in our forfeiture rate, differences in actual results compared to management's estimates for performance-based awards or an unusually high amount of expirations of stock options.

Income Taxes We are subject to income taxes in the United States and a number of foreign jurisdictions. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Significant judgment is required in determining our provision for income taxes. We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. As a result of the significant declines in the value of pension plan assets and increases in the actuarially valued pension benefit obligations, our deferred tax assets increased significantly in 2008 and totaled $736 million at December 31, 2009. If we are unable to generate sufficient future taxable income, if there is a material change in the actual effective tax rates, if the time period within which the underlying temporary differences become taxable or deductible, or if the tax laws change unfavorably, then we could be required to increase our valuation allowance against our deferred tax assets, which could result in a material increase in our effective tax rate. Additionally, we are subject to ongoing tax audits in various jurisdictions both in the U.S. and internationally, the outcomes of which could result in the assessment of additional taxes. Our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, the changes in the valuation of deferred tax assets and liabilities, changes in tax laws and regulations, and management's assessment in regards to repatriation of earnings.

Real Estate Our strategy over the past several years with respect to owned and leased real estate has been to reduce our holdings of excess real estate. In line with this strategy, the exit of facilities may affect net income, and current and future real estate market conditions could impede our ability to reduce the size of our real estate portfolio or affect the amount of consideration received in any transactions.

Multinational Operations *Our multinational operations expose us to business and legal risk in the various countries where we do business.* For the years ended December 31, 2009 and 2008, the percentage of revenues from outside of the United States was 65% and 67%, respectively. We believe that our geographic diversity may help to mitigate some risks associated with geographic concentrations of operations (e.g., adverse changes in foreign currency exchange rates, deteriorating economic environments or business disruptions due to economic or political uncertainties). However, our ability to manufacture and sell our solutions domestically in the United States and internationally is subject to risks, which include among others: the impact of the global economic and credit crises on the stability of national economies, including those of countries where we have operations; political conditions in each country that could adversely affect demand for our solutions in these markets; the impact of a continued downturn in the global economy on demand for our products in these countries; currency exchange rate fluctuations that could result in lower demand for our products as well as generate currency translation losses; changes to and compliance with a variety of local laws and regulations that may increase our cost of doing business in these markets or otherwise prevent us from effectively competing in these markets; changing competitive requirements and deliverables in developing and emerging markets; and the impact of civil unrest relating to war and terrorist activity on the economy or markets in general, or on our ability, or that of our suppliers, to meet commitments.

Introduction of New Solutions *If we do not swiftly and successfully develop and introduce new solutions in the competitive, rapidly changing environment in which we do business, our business results will be impacted.* The development process for our solutions requires high levels of innovation from both our product development team and our suppliers of the components embedded in our solutions. In addition, the development process can be lengthy and costly, and requires us to commit a significant amount of resources to bring our business solutions to market. If we are unable to anticipate our customers' needs and technological trends accurately, or are otherwise unable to complete development efficiently, we would be unable to introduce new solutions into the market on a timely basis, if at all, and our business and operating results could be impacted. Likewise, we sometimes make assurances to customers regarding the operability and specifications of new technologies, and our results could be impacted if we are unable to deliver such technologies as planned. Also, if we cannot successfully market and sell both existing and newly developed solutions, our business and operating results could be impacted. Our hardware and software-based solutions may contain known, as well as undetected errors, which may be found after the product introductions and shipments. While we attempt to remedy errors that we believe would be considered critical by our customers prior to shipment, we may not be able to detect or remedy all such errors, and this could result in lost revenues, delays in customer acceptance and incremental costs, each of which would impact our business and operating results.

Reliance on Third Parties *If third-party suppliers upon which we rely are not available, our ability to bring our products to market in a timely fashion could be affected.* In most cases, there are a number of vendors providing the services and producing the parts and components that we utilize. However, there are some services and components that are purchased from single sources due to price, quality, technology or other reasons. For example, we depend on transaction processing services from Accenture, computer chips and microprocessors from Intel Corporation, contract manufacturing from Flextronics International Ltd. and operating systems from Microsoft Corporation. Certain parts and components used in the manufacturing of our ATMs and the delivery of many of our retail solutions are also supplied by single sources. In addition, there are a number of key suppliers for our businesses who provide us with critical products for our solutions. If we were unable to purchase the necessary services, including contract manufacturing, parts, components or products from a particular vendor, and we had to find an alternative supplier, our new and existing product shipments and solution deliveries could be delayed, impacting our business and operating results.

We have, from time to time, formed alliances with third parties that have complementary products, software, services and skills. Many different relationships are formed by these alliances, such as outsourcing arrangements to manufacture hardware and subcontract agreements with third parties to perform services and provide products and software to our customers in connection with our solutions. For example, we rely on third parties for cash replenishment services for our ATM products. Also, some of these third parties have access to confidential NCR and customer data, the integrity and security of which we need to ensure. These alliances introduce risks that we cannot control, such as nonperformance by third parties and difficulties with or delays in integrating elements provided by third parties into our solutions. Lack of information technology infrastructure, shortages in business capitalization, and manual processes and data integrity issues of smaller suppliers can also create product time delays, inventory and invoicing problems, staging delays, as well as other operating issues. The failure of third parties to provide high-quality products or services that conform to required specifications or contractual arrangements could impair the delivery of our solutions on a timely basis, create exposure for non-compliance with our contractual commitments to our customers and impact our business and operating results.

Intellectual Property *Our continuing ability to be a leading technology and services solutions provider could be negatively affected if we do not develop and protect intellectual property that drives innovation.* To that end, it is critical that we continue to develop leading technologies to protect and enhance our proprietary rights in our intellectual property through patent, copyright, trademark and trade secret laws. These efforts include protection of the products and application, diagnostic and other software we develop. To the extent we are not successful, our business could be adversely impacted. Also, many of our offerings rely on technologies developed by others, and if we are unable to continue to obtain licenses for such technologies, our business would be impacted. Over the last several years, there has been an increase in the issuance of software and business method patents, and more companies are aggressively enforcing their intellectual property rights. This trend could impact NCR because, from time to time, we receive notices from third parties regarding patent and other intellectual property claims. Whether such claims are with or without merit, they may require significant resources to defend. If an infringement claim is successful, or in the event we are unable to license the infringed technology or to substitute similar non-infringing technology, our business could be adversely affected.

Work Environment *Our restructuring and re-engineering initiatives could negatively impact productivity and business results.* As part of our ongoing efforts to optimize our cost structure, from time to time, we shift and realign our employee resources, which could temporarily result in reduced productivity levels. In addition to reducing costs and expenses, we have initiatives to grow revenue, such as improving sales training, addressing sales territory requirements, maintaining and monitoring customer satisfaction with our solutions, and focusing on our strong value propositions. We typically have many initiatives underway. If we are not successful in managing our various restructuring and re-engineering initiatives, our business and operating results could be negatively impacted. On June 2, 2009, we announced the relocation of our world headquarters from Dayton, Ohio to Duluth, Georgia. If we do not effectively transition our workforce by identifying and relocating key positions, hiring qualified candidates in Georgia to fill the remaining positions, and ensuring uninterrupted handoffs of responsibilities from departing NCR associates to new associates, we could experience business disruption due to a loss of historical knowledge and a lack of business continuity that could negatively affect our operating results. If we are not successful in managing our other initiatives and minimizing any resulting loss in productivity, our business and operating results similarly could be negatively impacted.

If we do not attract and retain quality employees, we may not be able to meet our business objectives. Our employees are vital to our success. Our ability to attract and retain highly skilled technical, sales, consulting and other key personnel is critical, as these key employees are difficult to replace. If we are unable to attract or retain highly qualified employees by offering competitive compensation, secure work environments and leadership opportunities now and in the future, our business and operating results could be negatively impacted.

If we do not maintain effective internal controls, accounting policies, practices, and information systems necessary to ensure reliable reporting of our results, our ability to comply with our legal obligations could be negatively affected. Our internal controls, accounting policies and practices, and internal information systems enable us to capture and process transactions in a timely and accurate manner in compliance with applicable accounting standards, laws and regulations, taxation requirements and federal securities laws and regulations. Our internal controls and policies are being closely monitored by management as we continue to implement a worldwide Enterprise Resource Planning (ERP) system. While we believe these controls, policies, practices and systems are adequate to ensure data integrity, unanticipated and unauthorized actions of employees or contractors (both domestic and international), temporary lapses in internal controls due to shortfalls in transition planning and oversight, or resource constraints, could lead to improprieties and undetected errors that could impact our financial condition, results of operations, or compliance with legal obligations. Moreover, while management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2009 (as set forth in "Management's Report on Internal Control over Financial Reporting" included in Item 9A of this Report), due to their inherent limitations, such controls may not prevent or detect misstatements in our reported financial statements. Such limitations include, among other things, the potential for human error or circumvention of controls. Further, the Company's internal control over financial reporting is subject to the risk that controls may become inadequate because of a failure to remediate control deficiencies, changes in conditions or a deterioration of the degree of compliance with established policies and procedures.

Our ability to effectively manage our business could be negatively impacted if we do not invest in and maintain reliable information systems. It is periodically necessary to replace, upgrade or modify our internal information systems. If we are unable to replace, upgrade or modify such systems in a timely and cost-effective manner, especially in light of demands on our information technology resources, our ability to capture and process financial transactions and therefore, our financial condition, results of operations, or ability to comply with legal and regulatory reporting obligations, may be impacted.

Acquisitions and Alliances *If we do not successfully integrate acquisitions or effectively manage alliance activities, we may not drive future growth.* As part of our overall solutions strategy, we intend to make investments in companies, products, services and technologies, either through acquisitions, investments, joint ventures or strategic alliances. Acquisitions and alliance activities inherently involve risks. The risks we may encounter include those associated with assimilating and integrating different business operations, corporate cultures, personnel, infrastructures and technologies or products acquired or licensed, and the potential for unknown liabilities within the acquired or combined business. Further, we make acquisitions and investments in order to acquire or obtain access to new technology or products that expand our offerings to new industry verticals, such as the entertainment industry. There is risk that the new technology or products may not perform as anticipated or that the new industry verticals may not meet estimated growth projections or expectations, in which case we may not be able to fully realize the benefit of our investments. An acquisition or alliance may also disrupt our ongoing business or we may not be able to successfully incorporate acquired products, services or technologies into our solutions and maintain quality. Further, we may not achieve the projected synergies once we have integrated the business into our operations, which may lead to additional costs not anticipated at the time of acquisition.

Environmental *Our historical and ongoing manufacturing activities subject us to environmental exposures.* Our facilities and operations are subject to a wide range of environmental protection laws, and we have investigatory and remedial activities underway at a number of facilities that we currently own or operate, or formerly owned or operated, to comply, or to determine compliance, with such laws. In addition, our products are subject to environmental laws in certain jurisdictions. Given the uncertainties inherent in such activities, there can be no assurances that the costs required to comply with applicable environmental laws will not impact future operating results. We have also been identified as a potentially responsible party in connection with certain environmental matters, including the Fox River matter, as further described in Note 11 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies," included in Item 8 of Part II of this Report; in "Environmental Matters" within Item 1 of Part I of this Report; and in "Environmental and Legal Contingencies" within the "Critical Accounting Policies and Estimates" section of the MD&A included in Item 7 of Part II of this Report, and we incorporate such disclosures by reference and make them a part of this discussion of risk factors. As described in more detail in such disclosures, we maintain an accrual for our potential liability relating to the Fox River matter that represents certain critical estimates and judgments made by us regarding our potential liability. NCR shares the future clean-up costs with Appleton Papers Inc. (API) based upon an agreement and an arbitration award (along with API, B.A.T. Industries p.l.c. is jointly and severally liable to NCR under the same agreement and award; also, Arjo Wiggins Appleton Ltd. indemnifies API for the Fox River matter, and NCR benefits indirectly from that obligation). Additionally, certain parties are responsible for indemnifying NCR for a portion of the amounts paid by NCR over a certain threshold. The ultimate costs associated with the Fox River matter, our share of those costs and any amounts received from insurers or those parties that owe an indemnification or cost-sharing obligation to NCR, including API, B.A.T. Industries p.l.c., Arjo Wiggins Appleton Ltd, AT&T and Alcatel/Lucent, are subject to a wide range of factors outside of our control, including such companies' ability to pay on their obligations, which could impact our future operating results and the amount of the accrued liability.

Contingencies *We face uncertainties with regard to regulations, lawsuits and other related matters.* In the normal course of business, we are subject to proceedings, lawsuits, claims and other matters, including those that relate to the environment, health and safety, employee benefits, export compliance, intellectual property, data privacy and other regulatory compliance and general matters. Because such matters are subject to many uncertainties, their outcomes are not predictable and we must make certain estimates in our financial statements. While we believe that amounts provided in our Consolidated Financial Statements are currently adequate in light of the probable and estimable liabilities, there can be no assurances that the amounts required to satisfy alleged liabilities from such matters will not impact future operating results. Additionally, we are subject to diverse and complex laws and regulations, including those relating to corporate governance, public disclosure and reporting, which are rapidly changing and subject to many possible changes in the future. Although we do not believe that recent regulatory and legal initiatives will result in significant changes to our internal practices or our operations, changes in accounting standards, taxation requirements, and federal securities laws and regulations, among others, may substantially increase costs to our organization or could have an impact on our future operating results.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

As of January 1, 2010, NCR operated 214 facilities consisting of approximately 6.8 million square feet throughout the world. On a square footage basis, 40% of these facilities are owned and 60% are leased. Within the total facility portfolio, NCR operates 28 research and development and manufacturing facilities totaling 2.5 million square feet, 100% of which is leased. The remaining 6.1 million square feet of space includes office, repair, warehouse and other miscellaneous sites, and is 44% owned. NCR maintains facilities in 59 countries. NCR believes its plants and facilities are suitable and adequate, and have sufficient production capacity to meet its current needs.

NCR is headquartered in Duluth, Georgia.

Item 3. LEGAL PROCEEDINGS

Information regarding legal proceedings is included in Item 8 of Part II of this Report as part of Note 11 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies," and is incorporated herein by reference.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

Item 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

NCR common stock is listed on the New York Stock Exchange and trades under the symbol "NCR." There were approximately 128,375 holders of NCR common stock as of February 16, 2010. The following table presents the high and low per share prices for NCR common stock for each quarter of 2009 and 2008.

	2009			2008	
	High	Low		High	Low
1st Quarter	**$15.24**	**$ 6.62**	1st Quarter	$25.08	$19.25
2nd Quarter	**$13.02**	**$ 7.75**	2nd Quarter	$27.69	$22.85
3rd Quarter	**$14.35**	**$10.65**	3rd Quarter	$28.09	$20.50
4th Quarter	**$13.83**	**$ 9.18**	4th Quarter	$22.14	$12.23

Although historically NCR has not paid cash dividends and does not anticipate the payment of cash dividends on NCR common stock in the immediate future, the declaration of dividends would be subject to the discretion of NCR's Board of Directors.

The following graph compares the relative investment performance of NCR stock, the Standard & Poor's MidCap 400 Stock Index, Standard & Poor's 500 Information Technology Sector and the Standard & Poor's 500 Stock Index. This graph covers the five-year period from December 31, 2004 through December 31, 2009.


Comparison of Cumulative Five Year Total Return(1)
$250
$200
$150
$100
$50
$0
NCR Corporation
S&P 500 Stock Index
S&P 500 Information Technology Sector
S&P MidCap 400 Stock Index
2004
2005
2006
2007
2008
2009

Company / Index	2005	2006	2007	2008	2009
NCR Corporation[2]	$ 98	$124	$153	$86	$ 68
S&P 500 Stock Index	$105	$121	$128	$81	$102
S&P 500 Information Technology Sector	$101	$109	$127	$72	$117
S&P MidCap 400 Stock Index	$113	$124	$134	$86	$117

(1) In each case, assumes a $100 investment on December 31, 2004, and reinvestment of all dividends, if any.

(2) For the year ended December 31, 2007, includes a dividend of $26.45 per share based on the opening stock price of Teradata Corporation on October 1, 2007.

Purchase of Company Common Stock The 1999 Board of Directors' authorization permits the Company to repurchase shares of outstanding common stock. On October 31, 2007, the NCR Board of Directors authorized an additional $250 million for stock repurchases under this program. The 2000 Board of Directors share repurchase program authorized the Company to purchase NCR common stock to the extent of cash received from the exercise of stock options and the purchase of shares under the NCR Employee Stock Purchase Plan (ESPP).

For the year ended December 31, 2009, there were no executed trades for shares of its common stock under the 1999 and 2000 Board of Directors share repurchase programs. As of December 31, 2009, the Company had a total remaining authorization of $37 million to repurchase outstanding shares of NCR common stock under the share repurchase programs.

In addition to those share purchases, the Company occasionally purchases vested restricted stock or exercised stock option shares from Section 16 officers, at the current market price to cover their withholding taxes. For 2009, the total of these purchases was 66,120 shares at an average price of $9.43 per share.

Item 6. SELECTED FINANCIAL DATA

In millions, except per share and employee and contractor amounts **For the years ended December 31**	**2009**	**2008**	**2007**	**2006**	**2005**
Continuing Operations [a]					
Revenue	**$ 4,612**	$ 5,315	$ 4,970	$ 4,582	$ 4,561
Income from operations	**$ 97**	$ 322	$ 219	$ 154	$ 120
Other expense (income), net	**$ 184**	$ 34	$ (13)	$ (5)	$ 14
Income tax (benefit) expense	**$ (57)**	$ 58	$ 61	$ 8	$ (210)
(Loss) income from continuing operations [c]	**$ (30)**	$ 230	$ 171	$ 151	$ 316
(Loss) income from discontinued operations, net of tax	**$ —**	$ (3)	$ 103	$ 231	$ 213
Basic earnings (loss) per common share attributable to NCR common shareholders:					
From continuing operations [a,c]	**$ (0.21)**	$ 1.40	$ 0.95	$ 0.84	$ 1.71
From discontinued operations	**$ —**	$ (0.02)	$ 0.57	$ 1.28	$ 1.15
Total basic earnings (loss) per common share	**$ (0.21)**	$ 1.38	$ 1.52	$ 2.12	$ 2.86
Diluted earnings (loss) per common share attributable to NCR common shareholders:					
From continuing operations [a,c]	**$ (0.21)**	$ 1.38	$ 0.94	$ 0.83	$ 1.67
From discontinued operations	**$ —**	$ (0.02)	$ 0.56	$ 1.26	$ 1.13
Total diluted earnings (loss) per common share	**$ (0.21)**	$ 1.36	$ 1.50	$ 2.09	$ 2.80
Cash dividends per share	**$ —**	$ —	$ —	$ —	$ —
As of December 31					
Total assets	**$ 4,094**	$ 4,255	$ 4,780(b)	$ 5,227	$ 5,287
Total debt	**$ 15**	$ 308	$ 308(b)	$ 307	$ 307
Total NCR stockholders' equity	**$ 564**	$ 440	$ 1,757(b)	$ 1,881	$ 2,035
Number of employees and contractors	**21,500**	22,400	23,200(b)	28,900	28,200

(a) Continuing operations exclude the results of the Teradata Data Warehousing business which was spun-off through a tax free distribution to the Company's stockholders on September 30, 2007.

(b) Reflects NCR's assets, debt, stockholders' equity and number of employees and contractors from continuing operations following the spin-off of Teradata on September 30, 2007.

(c) The following income (expense) amounts are included in income from continuing operations for the years ended December 31:

In millions	2009	2008	2007	2006	2005
Reserve for legal matters	**$ (4)**	$ (8)	$—	$—	$—
Organizational realignment initiative	**—**	(45)	—	—	—
Manufacturing realignment initiative	**—**	—	(38)	—	—
Japan realignment initiative	**—**	—	(18)	—	—
Costs related to Teradata spin-off	**—**	—	(12)	—	—
Costs associated with the Fox River environmental matter, net of insurance recoveries	**(91)**	(18)	(9)	—	—
Tax adjustments	**—**	—	(10)	—	9
Pension expense associated with early retirement programs	**—**	—	—	(7)	(14)
Reductions of prior year accruals	**—**	—	—	—	4
Net gains from sales of real estate	**—**	13	—	—	11
Contribution to NCR charitable foundation	**—**	—	—	—	(5)
Write-down of equity investments and related assets	**(30)**	—	—	—	(10)
Settlements of prior year tax audits	**—**	—	—	—	181
Incremental costs directly related to the relocation of the worldwide headquarters	**(4)**	—	—	—	—
TOTAL	**$(129)**	$ (58)	$ (87)	$ (7)	$176

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

BUSINESS OVERVIEW

NCR Corporation is a leading global technology company that provides innovative products and services to help businesses connect, interact and transact with their customers. Through our presence at customer interaction points, such as automated teller machines (ATMs), retail point-of-sale (POS) workstations, self-service kiosks, and self-check-in/out systems, our solutions enable companies to address consumer demand for convenience, value and individual service. We also provide support services for NCR's solutions as well as select third-party products.

We deliver our products and solutions to many industries on a global basis, including: financial services; retail and hospitality; travel and gaming; healthcare; and entertainment. Starting January 1, 2008, NCR began management of its businesses on a geographic basis made up of three business segments: the Americas; Europe, Middle East, and Africa (EMEA); and Asia Pacific and Japan (APJ).

Our solutions are based on a foundation of long-established industry knowledge and consulting expertise, value-added software, hardware technology, global customer support services, and a complete line of business consumables and specialty media products.

NCR's reputation has been built upon 125 years of providing quality products, services and solutions to our customers. At the heart of our customer and other business relationships is a commitment to acting responsibly, ethically and with the highest level of integrity. This commitment is reflected in NCR's Code of Conduct, available on the corporate governance page of our website.

Spin-off of Teradata Data Warehousing Business On September 30, 2007, NCR completed the spin-off of its Teradata Data Warehousing business through the distribution of a tax-free dividend to its stockholders. NCR distributed one share of common stock of Teradata Corporation (Teradata) for each share of NCR common stock to NCR stockholders of record as of the close of business on September 14, 2007. Upon the distribution of Teradata, NCR stockholders received 100% (approximately 181 million shares) of the common stock of Teradata, which is now an independent public company trading under the symbol "TDC" on the New York Stock Exchange.

The results of operations and cash flows of Teradata have been presented as a discontinued operation for all periods presented in this Report. See Note 12, "Discontinued Operations," in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for a further discussion of the spin-off of Teradata. Unless otherwise noted, this MD&A excludes information related to the Teradata Data Warehousing business.

2009 FINANCIAL OVERVIEW

As more fully discussed in later sections of this MD&A, the following were significant themes and events for 2009:

- Significant investment in the entertainment kiosk strategy with the roll-out of DVD kiosks on track
- Investment in global manufacturing and sourcing infrastructure with manufacturing facilities in Columbus, Georgia, USA and Manuas, Brazil opened during the fourth quarter of 2009
- Announcement of the move of the worldwide headquarters to Duluth, Georgia, USA
- Sales declines across all geographic segments

In 2009, we continued our focus on strategic initiatives to provide maximum value to our stakeholders. The initiatives and the results were as follows:

1) **Gain profitable share**—We continue to optimize our investments in demand creation to increase NCR's market share in areas with the greatest potential for profitable growth, which include

opportunities in self-service technologies with our core financial services and retail customers. We intend to expand and strengthen our geographic presence and sales coverage in addition to penetrating adjacent single and multi-channel self-service solution segments.

2) **Expand into emerging growth industry segments**—The Company continues to focus on broadening the scope of our self-service solutions from our existing customers to expand these solution offerings to customers in newer industry-vertical markets including, travel and gaming, healthcare, and entertainment. We expect to grow our business in these industries through integrated service offerings in addition to targeted acquisitions and strategic partnerships. Our continued investment in our entertainment business, which enabled us to exceed our goal to roll-out our first 2,500 DVD-rental kiosks by the end of 2009, is one example of these efforts.

3) **Build the lowest cost structure in our industry**—The Company continues to focus on increasing the efficiency and effectiveness of our core functions and the productivity of our employees. We continued to make progress in this regard during 2009 with the opening of two new ATM manufacturing facilities located in Columbus, Georgia, USA and Manaus, Brazil, which began shipping product in the fourth quarter of 2009. NCR expects both plants to improve product margins as compared to our previous contract-based manufacturing of ATMs in the Americas.

4) **Enhance our global service capability**—The Company continues to execute various initiatives to enhance its global service capability. We continue to focus on improving our service positioning, increasing customer service attach rates for our products and continue to improve profitability in our services business. Our service capability can provide us a competitive advantage in winning customers and it provides NCR with an attractive and stable revenue source.

5) **Focus on working capital and balance sheet**—In 2009, we continued to focus on further improvement of our working capital position. The Company will continue to make investments in areas that generate maximum growth, such as self-service research and development and demand creation.

STRATEGY OVERVIEW

Our strategic initiatives for 2010 include:

1) *Gain profitable share.* We expect to continue to optimize our investments to increase NCR's market share in areas with the greatest potential for profitable revenue growth, which include opportunities in self-service technologies with our core financial services and retail customers. We intend to expand and strengthen our geographic presence and sales coverage in addition to penetrating adjacent single and converged multi-channel self-service solution segments.

2) *Expand into emerging growth industry segments.* The Company expects to continue to focus on broadening the scope of our self-service solutions from our existing customers to expand these solution offerings to customers in newer industry-vertical markets including: entertainment, travel and gaming, and healthcare. We expect to grow our business in these industries through integrated service offerings in addition to targeted acquisitions and strategic partnerships. Additionally, we expect to continue the expansion of our network of DVD-rental kiosks to achieve our roll-out targets, and expand into the emerging entertainment segment of digital media download at kiosks.

3) *Build the lowest cost structure and highest quality platforms in our industry.* The Company is focusing on business process innovation by increasing the efficiency and effectiveness of our core functions and the productivity of our employees. While we made progress in this regard during 2008 and 2009, we expect that our execution in 2010 will continue to allow us to capture efficiencies and intended quality improvements and cost savings.

4) *Enhance our global service capability.* The Company continues to execute various initiatives to enhance its global service capability. We will continue to focus on improving our service positioning, increasing our service attach rates for our products, build new service offers, and continue to improve profitability in our services business. Our service capability can provide us a competitive advantage in winning customers and it provides NCR with an ever-more attractive and stable revenue source.

5) *Innovation and our people.* NCR is committed to solution innovation across all customer industries. Our focus on innovation will be enabled by the integration of NCR Services into the customer industry solutions, as well as a model to apply best practices across all industries though one centralized research development organization and one business decision support function. Innovation is also driven through investments in training and developing our employees by taking advantage of our new world-class training centers. We expect that these steps and investments will accelerate the delivery of new innovative solutions focused on the needs of our customers and changes in consumer behavior.

FUTURE TRENDS

Deteriorating macroeconomic conditions impacted NCR starting in the fourth quarter of 2008 and continued into 2009, especially in the financial services and retail industries. We expect that our performance in 2010 will continue to be challenged by these conditions. We are projecting that our capital spending in 2010 will be higher than what was experienced in 2009 due to our investment in the entertainment industry. We are forecasting 2010 revenue to be slightly higher than 2009. During this difficult economic environment, we will manage our costs effectively and balance our investments in areas that generate high returns.

We see the following as the most significant risks to the execution of our initiatives:

- Global economic and credit environment and its effect on the capital spending by our customers
- Competition that can drive further price erosion and potential loss of market share
- Introduction of products in new self-service markets

RESULTS FROM CONTINUING OPERATIONS

The following table shows our results for the years ended December 31:

In millions	2009	2008	2007
Revenue	**$4,612**	$5,315	$4,970
Gross margin	**$ 883**	$1,183	$1,040
Gross margin as a percentage of revenue	**19.1%**	22.3%	20.9%
Operating expenses			
Selling, general, and administrative expenses	**$ 645**	$ 713	$ 684
Research and development expenses	**141**	148	137
Income from operations	**$ 97**	$ 322	$ 219

The following table shows our revenues and gross margins from products and services, respectively, for the years ended December 31:

In millions	2009	2008	2007
Product revenue	**$2,234**	$2,861	$2,693
Cost of products	**1,811**	2,113	2,035
Product gross margin	**$ 423**	$ 748	$ 658
Product gross margin as a percentage of revenue	**18.9%**	26.1%	24.4%
Services revenue	**$2,378**	$2,454	$2,277
Cost of services	**1,918**	2,019	1,895
Services gross margin	**$ 460**	$ 435	$ 382
Services gross margin as a percentage of revenue	**19.3%**	17.7%	16.8%

2009 compared to 2008 results discussion

Revenue

Revenue decreased 13% in 2009 from 2008 due to the continued recessionary economic environment, which has negatively impacted sales volumes for both products and services. Foreign currency fluctuations provided a negative impact of 1%. For the year ended December 31, 2009, our product revenue decreased 22% and services revenue decreased 3% compared to the year ended December 31, 2008. The decrease in our product revenue was due to declines across all of our geographic segments. This was primarily attributable to the overall market and economic conditions and their effect on our customers' capital spending, especially customers in our primary industry verticals—financial services and retail and hospitality. Product revenue from the financial services industry decreased across all segments, while the retail and hospitality industry was challenging in the Americas and Europe, Middle East and Africa (EMEA) segments. The decrease in services revenue was primarily attributable to the impact of negative foreign currency fluctuations and declines in professional and installation related services, which are typically tied to new product sales and installations. Maintenance services declined slightly in comparison to the prior year which reflects the stable nature of recurring, maintenance based services despite an adverse market for new product sales.

Gross Margin

Gross margin as a percentage of revenue was 19.1% in 2009 compared to 22.3% in 2008. Product gross margin decreased 7.2 percentage points to 18.9% in 2009 compared to 26.1% in 2008. During 2009, product gross margin was adversely affected by approximately $22 million for the write-off of assets and the accrual of purchase commitments related to an equity investment. After considering this item, the decline in product gross margin was due to a change in product mix, decrease in volumes and continued pricing pressures which more than offset the cost savings achieved through our manufacturing realignment and continued focus on cost reduction actions.

Services gross margin increased 1.6 percentage points to 19.3% in 2009 compared to 17.7% in 2008. In 2009, services gross margin was negatively impacted by $77 million in higher pension expense, or 3.2% as a percentage of service revenue. In 2008, services gross margin was negatively impacted by $31 million of organizational realignment costs, or 1.3% as a percentage of service revenue. After considering these items, the services gross margin improvement is primarily due to lower labor and service delivery costs as a result of headcount reductions. These reductions were completed as part of our past organizational realignment efforts and have resulted in more efficient and lower cost service delivery in comparison to the prior year.

2008 compared to 2007 results discussion

Revenue

Revenue increased 7% in 2008 from 2007 due to growth in sales volume for both our products and services. The effects of foreign currency fluctuations provided a favorable impact to revenue of 2% in 2008. In 2008, our product revenue increased 6% and services revenue increased 8% as compared to 2007. The increase in revenues in both products and services was primarily attributable to sales growth across all of our geographic segments, although we experienced lower revenue in the fourth quarter of 2008 as compared to the fourth quarter of 2007. This was attributed to the overall market and economic conditions and its effect on capital spending, especially on customers in the retail and hospitality industry. During 2008, we experienced significant sales growth to customers in the financial services industry across most of our major geographic regions as customers continued to focus on customer interaction and deposit growth.

Gross Margin

Gross margin as a percentage of revenue increased to 22.3% in 2008 from 20.9% in 2007.

Product gross margin was 26.1% in 2008 compared to 24.4% in 2007. The increase in product gross margin is primarily attributed to the reduction in realignment costs incurred in 2008 as compared to 2007. In 2008, NCR incurred organizational realignment costs totaling $5 million, while we incurred approximately $48 million of manufacturing realignment costs in 2007. After considering the impact of these costs, 2008 product gross margin was comparable to 2007.

Services gross margin was 17.7% in 2008 compared to 16.8% in 2007. Organizational realignment costs negatively impacted gross margin by $31 million or approximately 1% in 2008, while 2007 gross margin was negatively impacted by Japan realignment costs of $19 million or approximately 1%. After considering the impact of these costs, services gross margin improved by 1% in 2008 as compared to 2007. The increase in gross margin was due to productivity improvements, focus on maintenance of NCR-branded products as well as reductions in the overall service delivery cost.

Restructuring and Re-engineering

Organizational Realignment On January 1, 2008, NCR began management of its business on a geographic basis, changing from a previous model of global business units organized by product and service offering. As a result, in the second quarter of 2008, NCR commenced a global realignment initiative to reduce redundancies and process inefficiencies to become more customer-focused and market-driven. This initiative is addressing legacy process inefficiencies and unbalanced resource allocation by focusing on organizational design, process re-engineering and business process outsourcing. The initiative has resulted in reductions in employment and productivity improvements, while freeing up funds to invest in growth programs such as sales, engineering, and market development.

As a result of this initiative, the Company recorded a total of $57 million in employee severance and other termination costs in 2008. Of these costs, $5 million was recorded as cost of products, $31 million was recorded as cost of services, $16 million was recorded as selling, general and administrative expense and the remaining $5 million was recorded as research and development expense. Of the $57 million total expense recognized in 2008, $40 million was recorded as a discrete postemployment benefit cost.

The realignment activities and the associated costs recognized during 2008 for approximately 900 employee terminations related to each of our reportable segments of Americas, EMEA and APJ.

The Company made $20 million in severance payments during 2009. As of December 31, 2009, there is a remaining accrued liability balance of $1 million, including immaterial effects from foreign currency translation. This liability is recorded in the Consolidated Balance Sheet in other current liabilities as the Company expects that payment of the remaining obligation will occur in first quarter 2010.

The actions taken to date generated annualized savings of approximately $40 million. The Company continues to identify additional opportunities focusing on organizational design, process re-engineering and business process outsourcing and therefore, expects additional realignment activities through 2010 as a result of this initiative. The costs and related savings from these additional activities are not reasonably estimable at this time as we are in the process of defining the scope of the activities and quantifying the impacts thereof.

The costs of these realignment initiatives are not expected to have a significant impact on the Company's financial position, revenues, liquidity or sources and uses of capital resources. The realignment costs are expected to be funded by the Company's cash on hand and cash flows from operations, and although this will result in short-term cash outflows, the Company expects future cost savings and no adverse impact to revenue as a result of these changes.

Manufacturing Realignment In the first quarter of 2007, the Company initiated a manufacturing realignment initiative primarily related to its ATM products, which included outsourcing certain manufacturing activities in the Americas region and shifting other manufacturing activities from high cost to low cost geographies in the EMEA region as well as the APJ region. This realignment resulted in approximately 1,100 employee terminations and, as expected, improved productivity and freed capital in order to invest the related cost savings in revenue-generating programs such as sales, engineering and market development. As a result of this realignment, in 2007, the Company recorded realignment costs of $40 million, in cost of products, related to employee severance and other termination benefits of which $32 million was recorded as a discrete post employment benefit cost. In addition, the Company incurred costs of $8 million associated with training, travel and professional services during the year ended December 31, 2007, which were directly related to this realignment initiative and were expensed as incurred. The remaining reserve balance of approximately $1 million as of December 31, 2008 was reversed in 2009.

Japan Realignment In the third quarter of 2007, NCR commenced a realignment program in Japan, which was primarily focused on its customer services. The realignment program, which resulted in approximately 130 employee terminations, included actions to improve operating efficiency and strengthen the Company's competitive position in Japan. As a result of this realignment program, in 2007, the Company recorded $28 million as a discrete postemployment benefit cost for employee severance ($19 million in cost of services and $9 million in selling, general and administrative expense). The reserve for this initiative was fully utilized during the year ended December 31, 2008. The actions taken to date generated annualized savings of approximately $10 to $12 million.

Real estate consolidation and restructuring One of the elements of our re-engineering initiatives is our real estate consolidation and restructuring plan where we continue to evaluate our real estate portfolio of owned and leased properties in order to lower our overall facility costs. During 2009, we sold 6 properties which was offset by leases for our new manufacturing facilities and office space obtained through our 2009 acquisitions. During 2008, we sold 8 properties, representing approximately 2% reduction in total properties from 2007. During 2007, we sold 7 properties, representing approximately a 3% reduction in total properties from 2006. In 2007, we also distributed 21 properties to Teradata in connection with its spin-off.

Effects of Pension, Postemployment and Postretirement Benefit Plans

NCR's income from continuing operations for the years ended December 31 were impacted by certain employee benefit plans as shown below:

In millions	2009	2008	2007
Pension expense	**$159**	$ 25	$ 38
Postemployment expense	**49**	91	114
Postretirement benefit	**(3)**	(2)	(1)
Total Expense	**$205**	$114	$151

In 2009, pension expense increased to $159 million compared to $25 million in 2008 primarily due to the loss on invested plan assets that we experienced in 2008, which caused higher actuarial loss amortization and a lower expected return on plan assets. In 2009, approximately 44% of the pension expense was included in selling, general and administrative and research and development expenses, with the remaining 56% included in cost of products and services. In 2008, the decrease in pension expense from 2007 was primarily due to a reduction in actuarial loss amortization resulting from higher discount rates and the benefit of strong actual returns on plan assets in prior years. We currently expect pension expense of approximately $215 million in 2010. The expected increase in pension expense in 2010 is due to the ongoing amortization of actuarial losses that were driven by significant declines in asset values during 2008 as well as low global interest rates as of the end of 2009.

During 2009, NCR closed its United Kingdom-based manufacturing operation, resulting in a significant reduction in the number of employees enrolled in one of our defined benefit plans. The workforce reduction was accounted for as a curtailment and therefore, the actuarial liability associated with the plan was re-measured as of July 1, 2009. As a result, the pension liability and accumulated other comprehensive loss balances were increased by $35 million. This curtailment did not have a material impact on net loss for 2009.

In May of 2009, NCR completed the consultation process with employee representatives, which was required to freeze the benefits in one of our United Kingdom defined benefit plans, effective July 1, 2009. This action was accounted for as a curtailment and therefore, the actuarial liability associated with the plan was re-measured as of May 31, 2009. As a result, the prepaid pension asset and accumulated other comprehensive loss balances were reduced by $85 million. This curtailment did not have a material impact on net loss for 2009.

Postemployment expense (severance and disability medical) decreased to $49 million in 2009 compared to $91 million in 2008. This decrease was primarily driven by a discrete cost of $40 million related to the organizational realignment initiative recorded during 2008. In 2009, approximately 84% of total postemployment expense was included in cost of products and services, with the balance included in selling, general and administrative and research and development expenses. Postemployment expense decreased to $91 million in 2008 compared to $114 million in 2007, primarily driven by the reduced realignment activity in 2008. The realignment initiatives are described in more detail in the 'Restructuring and Re-engineering' section of this MD&A and Note 3, "Restructuring and Real Estate Transactions," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report.

Postretirement plans provided a $3 million benefit in 2009, a $2 million benefit in 2008 and a $1 million benefit in 2007, primarily due to favorable claims experience in each of the years.

Selling, General and Administrative Expenses

Selling, general, and administrative expenses decreased $68 million to $645 million in 2009 from $713 million in 2008. In 2009, selling, general and administrative expenses included $53 million of pension costs as well as $6 million of incremental expenses directly related to the relocation of the worldwide headquarters. In 2008, selling, general and administrative expenses included $5 million of pension costs as well as $16 million of organizational realignment costs, $12 million of costs associated with legal matters offset by $23 million in gains from the sale of two properties in Canada. After considering these items, selling, general and administrative expenses decreased as a percentage of revenues from 13.2% in 2008 to 12.7% in 2009 primarily due to the continued cost reduction actions focused on limiting discretionary spending and the benefit of cost savings from the organizational realignment initiated in the prior year as well as reductions in incentive and stock-based compensation expense.

Selling, general, and administrative expenses increased $29 million to $713 million in 2008 from $684 million in 2007. In 2008, selling, general and administrative expenses included $5 million of pension costs as well as $16 million of organizational realignment costs, $12 million of costs associated with legal matters offset by $23 million in gains from the sale of two properties in Canada. In 2007, selling, general, and administrative expenses included $23 million of expenses related to the Japan realignment and the spin-off of Teradata. After considering these items, selling, general and administrative expenses remained relatively consistent as a percentage of revenues of 13.2% in 2008 compared to 13.3% in 2007.

Research and Development Expenses

Research and development expenses decreased by $7 million to $141 million in 2009 compared to $148 million in 2008. In 2009, research and development expenses included $17 million of pension costs. In 2008, research and development expenses included $9 million of pension costs and $5 million of organizational realignment costs. After considering these items, research and development expenses increased slightly as a percentage of revenues from 2.5% in 2008 to 2.7% in 2009 as we continue to invest in broadening our self-service solutions and are in line with management expectations. The decrease in expenses in 2009 is due to the focus on cost reductions including limits on discretionary spending, headcount reductions and the elimination of incentive compensation.

Research and development expenses increased by $11 million to $148 million in 2008 compared to $137 million in 2007. In 2008, research and development expenses included $5 million of organizational realignment costs. The remaining increase in expense in 2008 was due to new product introductions, including the NCR SelfServ family of ATMs, FastLane self check-out, XpressPort, and RealPOS 70XRT.

Interest and Other Income Items

Interest expense decreased to $10 million in 2009 compared to $22 million in 2008 and $24 million in 2007 primarily due to the repayment of the senior unsecured notes in June 2009.

Other expense, net was $174 million in 2009 compared to other expense, net of $12 million in 2008 and other income, net of $37 million in 2007. Other expense (income) includes items such as gains or losses on equity investments, costs and recoveries related to environmental matters that relate to businesses previously disposed of, and interest income. Interest income was $6 million in 2009, $23 million in 2008, and $55 million in 2007. The decrease in interest income in 2009 compared to 2008 and to 2007 is due to a combination of declining interest rates and lower invested cash balances throughout the years mainly due to the repayment of senior unsecured notes in 2009, share repurchases in 2008 and the distribution of cash related to the Teradata spin-off in 2007. Other expense, net included $142 million, $28 million and $14 million in 2009, 2008 and 2007, respectively, for net increases to the reserve related to the Fox River environmental matter. The 2009 net increase to the Fox River reserve was due to a $156 million net charge for a change in estimate associated with a fourth quarter court decision, partially offset by the receipt of $14 million of net insurance recoveries. Additionally, in 2009, other expense included $24 million related to the impairment of equity investments and related assets.

Income Taxes

The effective tax rate was 66% in 2009, 20% in 2008, and 26% in 2007. The 2009 tax benefit was favorably impacted by the non-proportional benefit of the significant environmental and impairment charges incurred in the United States and by the mix of taxable profits and losses by country. During 2008, we favorably settled examinations with the Internal Revenue Service (IRS) for the tax years of 2000 through 2006 that resulted in a $19 million tax benefit. In addition, the effective tax rate was benefited in 2008 by $26 million from the repatriation of earnings from international subsidiaries at an effective tax rate lower than previously estimated. These favorable items were partially offset by an unfavorable mix of taxable profits and losses by country. The tax rate in 2007 was unfavorably impacted by a $10 million net adjustment to increase tax expense. See Note 1, "Description of Business and Significant Accounting Policies," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report for additional information on the net adjustment. We anticipate that our effective tax rate will be approximately 27% in 2010. However, changes in profit mix or other events, such as tax audit settlements or changes in our valuation allowances, could impact this anticipated rate.

During the fourth quarter of 2009, the Internal Revenue Service commenced an examination of our 2007 and 2008 income tax returns. While we are subject to numerous federal, state, and foreign tax audits, we believe that the appropriate reserves exist for issues that might arise from these audits. Should these audits be settled, the resulting tax effect could impact the tax provision and cash flows in future periods. At this time, the Company does not expect any significant changes in unrecognized tax benefits in 2010.

Results of Discontinued Operations

For the years ended December 31 In millions	2008	2007 (1)
Total revenue	$—	$1,223
Total operating expenses	4	1,046
Pretax (loss) income from discontinued operations	(4)	177
Income tax (benefit) expense	(1)	74
(Loss) income from discontinued operations	$ (3)	$ 103

(1) NCR completed the spin-off of the Teradata Data Warehousing business on September 30, 2007.

Due to the spin-off, the Teradata Data Warehousing business has been classified as a discontinued operation in the Company's consolidated financial statements for all periods presented. There was no operating activity related to the discontinued operation in 2009. For the year ended December 31, 2008, the expense related to discontinued operations was primarily due to professional and consulting fees. Income from discontinued operations for the year ended December 31, 2007 includes nine months of operations in 2007 as well as approximately $55 million of spin-related costs that were non-recurring and directly related to the spin-off transaction on September 30, 2007. These non-recurring costs were primarily for investment banking, legal, tax, accounting, and other professional and consulting fees. See Note 12, "Discontinued Operations" of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report for additional information related to the Teradata spin-off.

Revenue and Gross Margin by Segment

NCR's products, services, and solutions enable our customers to connect, interact and transact with their customers and include: ATM hardware and software; traditional point-of-sale (POS) and self checkout solutions; self-service kiosk solutions; business consumables; solutions that digitally capture, process and retain item-based transactions; maintenance of NCR solutions; consulting, installation, implementation, and customer support services; as well as the maintenance and sale of third-party products and services. On January 1, 2008, we reorganized our business and the management thereof to a functional geographic model, changing from the previous model of global business units organized by product and service offering. In order to align the Company's external reporting of its financial results with this organizational change, the Company modified its segment reporting. The Company now reports on three segments:

- Americas;
- Europe, Middle East and Africa (EMEA); and
- Asia Pacific and Japan (APJ).

Each of these segments derives its revenues by selling products and services to the financial services, retail and hospitality, travel and gaming, healthcare, entertainment and software and technology services industries. In addition, each segment sells products and services across the entire NCR product and service portfolio within their geography. We have reclassified prior period segment information presented to conform to the current period presentation.

Segments are measured for profitability by the Company's chief operating decision maker based on revenue and segment gross margin. For purposes of discussing our results by segment, we exclude the impact of certain items from segment gross margin, consistent with the manner by which management views each segment and reports our operating segment results. This format is useful to investors because it allows analysis and comparability of operating trends. It also includes the same information that is used by NCR management to make decisions regarding the segments and to assess our financial performance.

Certain amounts have been excluded from segment gross margin for each reporting segment presented below as follows:

- In 2009, pension expense of $89 million and $22 million of cost for the impairment of assets and accrual of purchase commitments related to an equity investment
- In 2008, pension expense of $11 million and $36 million related to organizational realignment and legal costs
- In 2007, pension expense of $24 million, $48 million related to manufacturing realignment costs and $19 million related to Japan realignment costs.

Our segment results are reconciled to total income from operations reported under accounting principles generally accepted in the United States of America (otherwise known as GAAP) in Note 13, "Segment Information and Concentrations," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report.

Americas Segment

The following table presents the Americas revenue and segment gross margin for the years ended December 31:

Americas	2009	2008	2007
In millions			
Revenue	**$2,022**	$2,269	$2,148
Gross margin	**$ 386**	$ 437	$ 432
Gross margin as a percentage of revenue	**19.1%**	19.3%	20.1%

Americas revenue decreased 11% in 2009 compared to 2008 primarily due to a decline in product sales volumes in the United States (U.S.) and Latin America to customers in the financial services and retail and hospitality industries, which offset gains in emerging customer verticals such as entertainment and travel and gaming. While large financial institutions continue a deposit automation upgrade cycle, sales to mid-sized financial services institutions have been negatively impacted by the overall market conditions. In the U.S., customers in the retail and hospitality industry have been negatively impacted by continued decline in consumer spending and high unemployment rates. As a result, U.S. retailers have reduced capital spending and new store growth has been significantly curtailed. In Latin America, NCR achieved significant sales volume to a financial services customer in 2008 that was not repeated in 2009. Finally, recurring maintenance services decreased only slightly in 2009 as compared to 2008. This trend reflects the stable nature of recurring, maintenance-based services despite an adverse market for new product sales.

Gross margin as a percentage of revenue decreased 0.2 percentage points in 2009 compared to 2008 due to the focus on cost containment both for product and services revenue streams.

Americas revenue increased 6% in 2008 compared to 2007 due to higher sales volume from both products and services. Foreign currency fluctuations provided a minimal benefit to the year-over-year revenue comparison. The revenue increase was driven by growth in the United States and Caribbean and Latin America countries primarily in the financial services and software and technology industries, partially offset by declines in the retail and hospitality industries.

Gross margin as a percentage of revenue decreased 0.8 percentage points in 2008 as compared to 2007. This decrease in gross margin percentage was due to the unfavorable revenue mix in comparison to the prior year, primarily attributable to roll outs to large customers in the financial services and retail and hospitality industries at lower margins in 2008.

Europe, Middle East & Africa (EMEA) Segment

The following table presents EMEA revenue and segment gross margin for the years ended December 31:

EMEA **In millions**	**2009**	**2008**	**2007**
Revenue	**$1,649**	$2,066	$1,906
Gross margin	**$ 401**	$ 556	$ 485
Gross margin as a percentage of revenue	**24.3%**	26.9%	25.4%

EMEA revenue decreased 20% in 2009 compared to 2008. Foreign currency fluctuations negatively impacted the year-over-year comparison by 3%. The decrease in revenue was primarily driven by a reduction in product sales to customers in the financial services industry across Europe, the Middle East and Africa. Product sales to financial services customers in Turkey, Eastern Europe and Africa continue to be challenging due to market conditions. Product sales to the retail and hospitality industry were also lower across EMEA. Finally, after taking into account foreign currency fluctuations, recurring maintenance services increased slightly in 2009 as compared to 2008 primarily due to increases in the UK, Middle East and Africa. This trend reflects the stable nature of recurring, maintenance-based services despite an adverse market for new product sales.

Gross margin as a percentage of revenue decreased 2.6 percentage points in 2009 compared to 2008 which was primarily impacted by lower sales volumes coupled with a negative sales mix mainly seen in Germany, Italy and Eastern Europe which more than offset the impact of cost reductions from the lower manufacturing and service delivery costs as a result of the realignment initiatives.

EMEA revenue increased 8% in 2008 compared to 2007. Foreign currency fluctuations provided 2% of benefit to the year-over-year revenue comparison. The revenue increase was driven by strong demand and higher volume of sales for our products and services in Middle Eastern and African countries to financial services and retail and hospitality customers. In addition, the Eastern European countries also experienced significant revenue growth.

Gross margin as a percentage of revenue increased 1.5 percentage points in 2008 as compared to 2007. The gross margin percentage increased as we continued to realize the benefits of lower manufacturing and service delivery costs as a result of the realignment initiatives.

Asia Pacific & Japan (APJ) Segment

The following table presents APJ's revenue and segment gross margin for the years ended December 31:

APJ In millions	2009	2008	2007
Revenue	**$ 941**	$ 980	$ 916
Gross margin	**$ 207**	$ 237	$ 216
Gross margin as a percentage of revenue	**22.0%**	24.2%	23.6%

APJ revenue decreased 4% in 2009 compared to 2008. Foreign currency fluctuations provided a 1% benefit to the year-over-year comparison. The decrease in revenue was primarily driven by a reduction in product sales to financial services and retail and hospitality industry customers in Asia and Australia. The decline in revenue in Japan was primarily driven by a reduction in product sales to retail and hospitality industry customers. Finally, after taking into account foreign currency fluctuations, recurring maintenance-based revenue increased slightly in 2009 as compared to 2008. This trend reflects the stable nature of recurring, maintenance-based services despite an adverse market for new product sales.

Gross margin as a percentage of revenue decreased 2.2 percentage points in 2009 compared to 2008. During 2009, the Company recorded adjustments to decrease product revenue by $10 million and cost of products by $7 million, which resulted in a net decrease in gross margin of $3 million. The adjustments related to revenues incorrectly recognized during 2008 by the Company's Japanese subsidiary. See Note 1, "Description of Business and Significant Accounting Policies," of the Notes to the Consolidated Financial Statements included in Item 8 of Part II of this Report for additional information on these adjustments. Excluding the effect of this item, gross margin as a percentage of revenue decreased 2.1 percentage points which was primarily due to lower sales volumes coupled with a negative sales mix.


Form 10-K

APJ revenue increased 7% in 2008 compared to 2007. Foreign currency fluctuations provided a 6% benefit to the year-over-year revenue comparison. Revenue increased in the APJ segment due to volume growth in both services and product sales primarily in China, Japan and Australia in the retail and hospitality and financial services industries.

Gross margin as a percentage of revenue increased 0.6 percentage points in 2008 as compared to 2007 as cost savings from prior realignment activities more than offset an unfavorable geographic and revenue mix.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

For 2009, cash provided by operating activities decreased $192 million, which was largely attributable to the decrease in income compared to the prior year. Additionally, working capital improvements provided a more significant positive impact to NCR's working capital position in 2008, which included reductions in receivables and inventory of $249 million and $25 million, respectively.

NCR's management uses a non-GAAP measure called "free cash flow," which we define as net cash provided by operating activities less capital expenditures for property, plant and equipment, and additions to capitalized software, to assess the financial performance of the Company. Free cash flow does not have a uniform definition under GAAP; therefore, NCR's definition may differ from other companies' definitions of this measure. The components used to calculate free cash flow are GAAP measures taken directly from the Consolidated Statements of Cash Flows. We believe free cash flow information is useful for investors because it relates the operating cash flow of the Company to the capital that is spent to continue and improve business operations. In particular, free cash flow indicates the amount of cash available after capital expenditures for, among other things, investments in the Company's existing business, strategic acquisitions, repurchase of NCR stock and repayment of debt obligations. Free cash flow does not represent the residual cash flow available for discretionary expenditures since there may be other non-discretionary expenditures that are not deducted from the measure. This non-GAAP measure should not be considered a substitute for, or superior to, cash flows from operating activities under GAAP. The table below shows the changes in net cash provided by operating activities and capital expenditures for the years ended December 31:

In millions	2009	2008	2007
Cash provided by operating activities	**$ 223**	$415	$151
Less: Expenditures for property, plant and equipment, net of grant reimbursements	**(112)**	(75)	(64)
Less: Additions to capitalized software	**(61)**	(63)	(48)
Free cash flow	**$ 50**	$277	$ 39

In 2009, cash provided by operating activities decreased $192 million, net capital expenditures increased $37 million, and capitalized software additions decreased $2 million, which contributed to a net decrease in free cash flow of $227 million in comparison to 2008. Capital expenditures were higher mainly due to planned expenditures related to investments in the entertainment industry. We expect free cash flow to be lower in 2010 than in 2009 due to additional capital investment in the entertainment industry, along with pension cash funding and severance payments.

For 2008, cash provided by operating activities increased $264 million, capital expenditures increased $11 million and additions to capitalized software increased $15 million, resulting in a net increase in free cash flow of $238 million compared to 2007. The increase in cash provided by operating activities was primarily driven by significant working capital improvements during 2008. Capital expenditures were higher in 2008 due to certain planned expenditures related to significant, new product roll outs in 2008 and investments in information technology.

Financing activities and certain other investing activities are not included in our calculation of free cash flow. During 2009, these other investing activities included net proceeds of $11 million from the sale of property and $41 million of expenditures related to acquisition and equity investment activity. Our financing activities in 2009 primarily consisted of the repayment of our $300 million senior unsecured notes. During 2008, other investing activities included net proceeds of $59 million from the sale of property and $65 million of expenditures related to acquisitions and equity investments. Our financing activities in 2008 primarily consisted of cash outflows for our share repurchase program, which totaled $494 million, offset by proceeds of $17 million from employee stock plans. The net impact of our share purchases and issuances in 2008 was a reduction of approximately 20.6 million shares outstanding as compared to 2007. The decline in inflows from stock plans was primarily due to fewer option exercises caused by market conditions and the decline in our stock price since 2008.

The share repurchases are part of a program authorized by NCR's Board of Directors. Going forward, the amount of share repurchases may vary from past years depending on several factors, including the level of employee equity compensation awards, the level of stock option exercises, the level of activity related to the employee stock purchase plan, and additional authorizations by NCR's Board of Directors, if any, to repurchase shares.

In 2009, there was no cash used or provided by discontinued operations. Net cash of $19 million was used by discontinued operations in 2008 and net cash provided by discontinued operations was $154 million in 2007. NCR completed the spin-off of Teradata on September 30, 2007 and activity in 2008 related solely to payments for activities and costs associated with the transaction, including the payment of amounts accrued for as of December 31, 2007.

Our cash and cash equivalents totaled $451 million as of December 31, 2009. We believe our cash flows from operations, the credit facilities we currently have in place, and other short- and long-term debt financing will be sufficient to satisfy our future working capital, research and development activities, capital expenditures, pension contributions and other financing requirements for at least the next twelve months. Our ability to generate future positive cash flows from operations is dependent on general economic conditions, competitive pressures and other business and risk factors described in Part I, Item IA of this Report. If we are unable to generate sufficient cash flows from operations, or otherwise comply with the terms of our credit facility, we may be required to seek additional financing alternatives. Also, as described below and in Note 9, "Employee Benefit Plans," in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report, we expect to make pension, postemployment, and postretirement plan contributions of approximately $172 million in 2010. Additionally, during 2010 we expect to make approximately $47 million of remediation and other payments related to the Fox River environmental matter which we expect will be partially offset by insurance recoveries. We believe that we currently have sufficient cash flows from operations and existing financing to meet our operating requirements, pension, postemployment, and postretirement plan contributions and remediation payments related to the Fox River environmental matter.

Contractual Obligations In the normal course of business, we enter into various contractual obligations that impact, or could impact, the liquidity of our operations. The following table and discussion outlines our material obligations as of December 31, 2009, with projected cash payments in the years shown:

In millions	Total Amounts	2010	2011-2012	2013-2014	2015 and thereafter	All Other
Debt obligations	$ 15	$ 4	$—	$—	$ 11	$—
Interest on debt obligations	6	1	1	1	3	—
Estimated environmental liability payments	322	47	68	75	132	—
Lease obligations	243	53	84	64	42	—
Uncertain tax positions	181	—	—	—	—	181
Purchase obligations	827	697	63	67	—	—
Total obligations	**$1,594**	**$802**	**$216**	**$207**	**$188**	**$181**

As of December 31, 2009, we have short- and long-term debt totaling $15 million.

The estimated environmental liability payments included in the table of contractual obligations shown above are related to the Fox River environmental matter. The amounts shown are on a gross basis and do not include an estimate for payments to be received from insurers or indemnification parties. For additional information, refer to Note 11, "Commitments and Contingencies," included in Item 8 of Part II of this Report.


Form 10-K

Our lease obligations are primarily for certain sales and manufacturing facilities in various domestic and international locations. Purchase obligations represent committed purchase orders and other contractual commitments for goods or services. The purchase obligation amounts were determined through information in our procurement systems and payment schedules for significant contracts. Included in the amounts are committed payments in relation to the long-term service agreement with Accenture under which NCR's transaction processing activities and functions are performed.

We have a $181 million liability related to our uncertain tax positions. Due to the nature of the underlying liabilities and the extended time often needed to resolve income tax uncertainties, we cannot make reliable estimates of the amount or timing of cash payments that may be required to settle these liabilities. For additional information, refer to Note 7, "Income Taxes," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report.

We also have product warranties that may affect future cash flows. These items are not included in the table of obligations shown above, but are described in detail in Note 11 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies," included in Item 8 of Part II of this Report.

Our U.S. and international employee benefit plans, which are described in Note 9 of the Notes to Consolidated Financial Statements, "Employee Benefit Plans," included in Item 8 of Part II of this Report, could require significant future cash payments. The funded status of NCR's U.S. pension plans is an underfunded position of $822 million as of December 31, 2009 compared to an underfunded position of $1,019 million as of

December 31, 2008. The improvement in our funded status is primarily attributable to the impact of the positive market environment on the fair value of plan assets in 2009 offset somewhat by an increase in the liability due to a decrease in the discount rate. The funded status of our international retirement plans declined from an underfunded position of $178 million as of December 31, 2008 to an underfunded position of $226 million as of December 31, 2009. Increases in the plan liabilities driven by decreases in discount rates were the main drivers of this change. The Company did not make any contributions to its U.S. qualified pension plan in 2009, and we do not expect to be required to make any contributions in 2010. Contributions to international and executive pension plans are expected to increase from $83 million in 2009 to approximately $110 million in 2010.

On August 6, 2007, the Company amended and renewed its $500 million, five-year unsecured revolving credit facility to update certain terms and conditions. This replacement credit facility contains certain representations and warranties; conditions; affirmative, negative and financial covenants; and events of default customary for such facilities. The key financial covenants include a total debt to consolidated EBITDA requirement for the period of four consecutive fiscal quarters not to exceed 3.00 to 1.00 and a minimum cash interest coverage ratio for the period of four consecutive fiscal quarters of not less than 4.00 to 1.00. The credit facility provides a grid-based interest rate that determines the margin charged in addition to the London Interbank Offered Rate (LIBOR) on borrowings. The rate is based on several factors including the credit rating of the Company and the amount of the Company's aggregate borrowings under the facility. Additionally, the facility allows a portion of the availability to be used for outstanding letters of credits. As of December 31, 2009, no amount was outstanding under the facility; however the maximum borrowing available was reduced by $21 million for NCR's usage of letters of credit.

Off-Balance Sheet Arrangements We have no significant contractual obligations not fully recorded on our consolidated balance sheets or fully disclosed in the notes to our consolidated financial statements. We have no material off-balance sheet arrangements as defined by SEC Regulation S-K 303 (a) (4) (ii).

See Note 11, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for additional information on guarantees associated with NCR's business activities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with GAAP. In connection with the preparation of these financial statements, we are required to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and the related disclosure of contingent liabilities. These assumptions, estimates and judgments are based on historical experience and assumptions that are believed to be reasonable at the time. However, because future events and their effects cannot be determined with certainty, the determination of estimates requires the exercise of judgment. Our critical accounting policies are those that require assumptions to be made about matters that are highly uncertain. Different estimates could have a material impact on our financial results. Judgments and uncertainties affecting the application of these policies and estimates may result in materially different amounts being reported under different conditions or circumstances. Our management continually reviews these estimates and assumptions to ensure that our financial statements are presented fairly and are materially correct.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require significant management judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. The significant accounting policies and estimates that we believe are the most critical to aid in fully understanding and evaluating our reported financial results are discussed in the paragraphs below. Our senior management has reviewed these critical accounting policies and related disclosures with our independent registered public accounting firm and the Audit Committee of our Board of Directors (see Note 1, "Description of Business and Significant Accounting Policies," of the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report, which contains additional information regarding our accounting policies and other disclosures required by GAAP).

Revenue Recognition Product revenue includes sales of hardware equipment and software licenses for ATMs and financial terminals, self-service kiosks, POS terminals, check and document imaging products and consumables. Service revenue includes revenue from services and maintenance, installation, implementation, professional consulting, and complete systems management for all NCR product offerings noted above as well as for third-party products. NCR records revenue when it is realized, or realizable, and earned. NCR considers these criteria met when: (a) persuasive evidence of an arrangement exists; (b) the products or services have been delivered to the customer; (c) the sales price is fixed or determinable and free of contingencies or significant uncertainties; and (d) collectibility is reasonably assured. For product sales, delivery is deemed to occur when the customer has assumed risk of loss of the goods sold and all performance obligations are complete. For service sales, revenue is recognized either as the services are provided or, if applicable, after customer acceptance of the services.

NCR's solution offerings typically include hardware, software, professional consulting services and maintenance support services, and as a result, the Company frequently enters into sales arrangements with customers that contain multiple elements or deliverables. For arrangements involving multiple deliverables, when deliverables include software and non-software products and services, NCR evaluates and separates each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (a) the delivered item has value to the customer on a stand-alone basis; (b) there is objective and reliable evidence of the fair value of the undelivered items; and (c) if the contract includes a general right of return relative to the delivered item, delivery or performance of the undelivered items is considered probable and substantially in the control of NCR. Each unit of accounting is then accounted for under the applicable revenue recognition guidance.

In situations where NCR's solutions contain software that is more than incidental to the hardware and services, revenue related to software and software-related elements is recognized in accordance with authoritative guidance on software revenue recognition. Revenue for non-software elements, for which software is not essential to the functionality, is recognized in accordance with other relevant guidance on revenue recognition including the four criteria above. In situations when there is appropriate evidence of fair value for all undelivered elements, but not for delivered elements, the residual method is used to allocate the arrangement's consideration. Under the residual method, the fair value of undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and recognized as revenue. Revenue for maintenance support services is recognized on a straight-line basis over the term of the service contract. In certain instances, customer acceptance is required prior to the passage of title and risk of loss of the delivered products. In such cases, no revenue is recognized until the customer acceptance is obtained. Delivery and acceptance generally occur in the same reporting period.

Revenue recognition for complex contractual arrangements, especially those with multiple elements, requires a significant level of judgment and is based upon a review of specific contracts, past experience, the selling price of undelivered elements when sold separately, creditworthiness of customers, international laws and other factors. Changes in judgments about these factors could impact the timing and amount of revenue recognized between periods.

Allowance for Doubtful Accounts We evaluate the collectibility of our accounts receivable based on a number of factors. We establish provisions for doubtful accounts using percentages of our accounts receivable balances as an overall proxy to reflect historical average credit losses and specific provisions for known issues. The percentages are applied to aged accounts receivable balances. Aged accounts are determined based on the number of days the receivable is outstanding, measured from the date of the invoice, or from the date of revenue recognition. As the age of the receivable increases, the provision percentage also increases. This policy is applied consistently among all of our operating segments.

Based on the factors below, we periodically review customer account activity in order to assess the adequacy of the allowances provided for potential losses. Factors include economic conditions and judgments regarding collectibility of account balances, each customer's payment history and creditworthiness.

The allowance for doubtful accounts was $24 million as of December 31, 2009, $15 million as of December 31, 2008, and $19 million as of December 31, 2007. These allowances represent, as a percent of gross receivables, 2.6% in 2009, 1.6% in 2008, and 1.6% in 2007.

Given our experience, the reserves for potential losses are considered adequate, but if one or more of our larger customers were to default on its obligations, we could be exposed to potentially significant losses in excess of the provisions established. We continually evaluate our reserves for doubtful accounts and continued economic deterioration could lead to the need to increase our reserves.

Inventory Valuation Inventories are stated at the lower of cost or market, using the average cost method. Each quarter, we reassess raw materials, work-in-process, parts and finished equipment inventory costs to identify purchase or usage variances from standards, and valuation adjustments are made. Additionally, to properly provide for potential exposure due to slow-moving, excess, obsolete or unusable inventory, a reserve against inventory is established. This reserve is established based on forecasted usage, orders, technological obsolescence and inventory aging. These factors are impacted by market conditions, technology changes and changes in strategic direction, and require estimates and management judgment that may include elements that are uncertain. On a quarterly basis, we review the current market value of inventory and adjust for any inventory exposure due to age or excess of cost over market value.

We have inventory in more than 40 countries around the world. We purchase inventory from third party suppliers and manufacture inventory at our plants. This inventory is transferred to our distribution and sales organizations at cost plus mark-up. This mark-up is referred to as inter-company profit. Each quarter, we review our inventory levels and analyze our inter-company profit to determine the correct amount of inter-company profit to eliminate. Key assumptions are made to estimate product gross margins, the product mix of existing inventory balances and current period shipments. Over time, we refine these estimates as facts and circumstances change. If our estimates require refinement, our results could be impacted.

Our excess and obsolete reserves were $100 million as of December 31, 2009, $111 million as of December 31, 2008, and $147 million as of December 31, 2007. These reserves represent, as a percent of gross inventory, 12.7% in 2009, 13.8% in 2008, and 17.0% in 2007. The decrease in the excess and obsolete reserve in

2009 was due to the scrapping of fully reserved spare parts inventory as well as improved inventory management and utilization. Although we strive to achieve a balance between market demands and risk of inventory obsolescence or excess quantities caused by these factors, it is possible that, should conditions change, additional reserves may be needed. Any changes in reserves will impact operating income during a given period. The policies described are consistently applied among all of our operating segments.

Warranty Reserves One of our key objectives is to provide superior quality products and services. To that end, we provide a standard manufacturer's warranty extending up to 12 months, allowing our customers to seek repair of products under warranty at no additional cost. A corresponding estimated liability for potential warranty costs is also recorded at the time of the sale. We sometimes offer extended warranties in the form of product maintenance services to our customers for purchase. We defer the fair value of these revenues and recognize revenue over the life of the extended warranty period. Refer to Note 1 "Description of Business and Significant Accounting Policies" in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for further information regarding our accounting for extended warranties.

Future warranty obligation costs are based upon historical factors such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts. When a sale is consummated, the total customer revenue is recognized and the associated warranty liability is recorded based upon the estimated cost to provide the service over the warranty period.

Total warranty costs were $47 million in 2009, $51 million in 2008, and $41 million in 2007. Warranty costs as a percent of total product revenues were 2.1% in 2009, 1.8% in 2008, and 1.5% in 2007. Historically, the principal factor used to estimate our warranty costs has been service calls per machine. Significant changes in this factor could result in actual warranty costs differing from accrued estimates. Although no near-term changes in our estimated warranty reserves are currently anticipated, in the unlikely event of a significant increase in warranty claims by one or more of our larger customers, costs to fulfill warranty obligations would be higher than provisioned, thereby impacting results.

Goodwill Goodwill is not amortized; instead, it is tested for impairment annually (in the fourth quarter) or more frequently if indicators of impairment exist or if a decision is made to sell a business. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include a decline in expected cash flows, a significant adverse change in legal factors or in the business climate, unanticipated competition, or slower growth rates, among others.

Goodwill is allocated among and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment. NCR has three reporting units, which are Americas, EMEA and APJ. Total goodwill is allocated among the reporting units as follows: $47 million related to Americas, $28 million related to EMEA and $25 million related to APJ.

The evaluation of impairment involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. NCR uses a discounted cash flow model (DCF model) to estimate the current fair value of its reporting units when testing for impairment. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market shares, sales volumes and prices, costs to produce, tax rates, capital spending, discount rate and working capital changes. Most of these assumptions vary among reporting units. The cash flow forecasts are generally based on approved strategic operating plans.

In the fourth quarter of 2009, the estimated fair value for each of the reporting units was in excess of its carrying value, resulting in no impairment.

In the event the estimated fair value of a reporting unit based on the DCF model is less than the carrying value, an additional analysis would be required. The additional analysis would compare the carrying value of the reporting unit's goodwill with the implied fair value of that goodwill. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value amounts assigned to all of the assets and liabilities of that unit as if the reporting unit was acquired in a business combination and the fair value of the reporting unit represented the purchase price. If the carrying value of goodwill exceeds its implied fair value, an impairment loss equal to such excess would be recognized, which could significantly and adversely impact reported results of operations and stockholders' equity.

Pension, Postretirement and Postemployment Benefits We sponsor domestic and foreign defined benefit pension and postemployment plans as well as domestic postretirement plans. As a result, we have significant pension, postretirement and postemployment benefit costs, which are developed from actuarial valuations. Actuarial assumptions attempt to anticipate future events and are used in calculating the expense and liability relating to these plans. These factors include assumptions we make about interest rates, expected investment return on plan assets, rate of increase in healthcare costs, total and involuntary turnover rates, and rates of future compensation increases. In addition, our actuarial consultants advise us about subjective factors such as withdrawal rates and mortality rates to use in our valuations. We generally review and update these assumptions on an annual basis at the beginning of each fiscal year. We are required to consider current market conditions, including changes in interest rates, in making these assumptions. The actuarial assumptions that we use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension, postretirement or postemployment benefits expense we have recorded or may record. Postemployment expense impacts all of our segments, while postretirement expense impacts only the Americas segment, as these benefits are only offered to Americas employees. Pension expense is reported at the corporate level and is excluded from our segment results as it is not included in the evaluation of segment performance. See Note 13, "Segment Information and Concentrations" in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for a reconciliation of our segment results to total income from operations.

The key assumptions used in developing our 2009 expense were discount rates of 6.3% for our U.S. pension plans and 6.3% for our postretirement plan. We used an expected return on assets assumption of 7.8% for our U.S. plans in 2009. The U.S. plans represent 63% and 100% of total pension and postretirement plan obligations as of December 31, 2009, respectively. Holding all other assumptions constant, a 0.25% change in the discount rate used for the U.S. plans would have changed 2009 expense by approximately $6 million in pension expense and an immaterial amount in postretirement expense. A 0.25% change in the expected rate of return on plan assets assumption for the U.S. pension plan would have increased or decreased 2009 pension expense by approximately $6 million. Our expected return on plan assets has historically been and will likely continue to be material to net income. While it is required that we review our actuarial assumptions each year at the measurement date, we generally do not change them between measurement dates. We use a measurement date of December 31 for all of our plans.

We intend to use a discount rates of 5.75% and 5.0% and an expected rate of return on assets assumption of 7.5% in determining the 2010 pension and postretirement expense for the U.S. plans. The most significant assumption used in developing our 2010 postemployment plan expense was the assumed rate of involuntary turnover of 5%. The involuntary turnover rate is based on historical trends and projections of involuntary turnover in the future. A 0.25% change in the rate of involuntary turnover would have increased or decreased 2009 expense by approximately $4 million. The sensitivity of the assumptions described above is specific to each individual plan and not to our pension, postretirement and postemployment plans in the aggregate.

Environmental and Legal Contingencies Each quarter, we review the status of each claim and legal proceeding and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. To the extent that the amount of a probable loss is estimable only by reference to a range of equally likely outcomes, and no amount within the range appears to be a better estimate than any other amount, we accrue for the low end of the range. Because of uncertainties related to these matters, the use of estimates, assumptions and judgments, and external factors beyond our control, accruals are based on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position. Except for the sharing agreement with Appleton Papers Inc. (API) described in Note 11 of Notes to Consolidated Financial Statements, "Commitments and Contingencies," in Item 8 of Part II of this Report with respect to the Fox River matter, when insurance carriers or third parties have agreed to pay any amounts related to costs, and we believe that it is probable that we can collect such amounts, those amounts are reflected as receivables in our consolidated balance sheet.

The most significant legal contingency impacting our Company relates to the Fox River matter, which is further described in detail in Note 11. NCR has been identified as a potentially responsible party (PRP) at the Fox River site in Wisconsin because of polychlorinated biphenyl (PCB) discharges from two carbonless paper manufacturing facilities previously owned by NCR, located along the Fox River.

As described below and in Note 11, while substantial progress has been made in the engineering design of the Fox River clean-up, the extent of our potential liability continues to be subject to significant uncertainties. These uncertainties include the total clean-up costs for each of the segments of the river; the total natural resource damages for the site; the extent to which clean-up and other costs will be allocated to and paid by other PRPs; the solvency of other PRPs; and the extent of NCR's eventual liability and the outcome of the Company's appeal of the December 16, 2009 order described in Note 11.

Our reserve for the Fox River matter as of December 31, 2009 was approximately $202 million (after taking into consideration amounts expected to be recovered under an indemnity agreement, as further discussed in Note 11). The Company regularly re-evaluates the assumptions used in determining the appropriate reserve for the Fox River matter as additional information becomes available and, when warranted, makes appropriate adjustments.

In determining our reserve, we attempt to estimate a range of reasonably possible outcomes for relevant factors, although each range is itself highly uncertain. We use our best estimate within the range if that is possible. Where there is a range of equally likely outcomes, and there is no amount within that range that appears to be a better estimate than any other amount, we use the low end of the range. Our eventual liability for remediation, which we expect will be paid out over a period of at least 10 years (and perhaps as long as 20 years, and a still longer period for long-term monitoring), will depend on a number of factors, the most significant of which include:

- The total clean-up costs for the site (we use the best estimate within a range of reasonably possible outcomes—$933 million—which consists of the current estimate of the lower river clean-up and long-term monitoring costs developed in consultation with the engineering firms working on the design, the projected costs of the upper river clean-up, plus a 15% contingency for probable cost overruns and a contingency for future Government oversight costs);
- The total natural resource damages for the site (we use a best estimate of $76 million, which is based on current information available to us);
- The share NCR and API will jointly bear of the total clean-up costs (as a result of the December 2009 judicial order discussed in Note 11, we now assume NCR and API will be responsible for the full extent of the cleanup activities they are undertaking, which is a best estimate, and for a substantial portion of the counterclaims filed against them, as to which we use the low end of a range) and of natural resource damages (we use a best estimate);
- The share NCR will bear of the joint NCR/API payments for clean-up costs and natural resource damages (based upon an agreement between NCR and API, and an arbitration award, we utilized a 45% share for NCR of the first $75 million—a threshold that was reached in the second quarter of 2008—and a 40% share for amounts in excess of $75 million); and
- Our transaction costs to defend NCR in this matter, including participation in litigation to establish proper allocation shares (we have estimated the costs we are likely to incur through 2019, the end of the time period the Governments have projected it will take to design and implement the remedy for the Fox River).


Form 10-K

AT&T Inc. (AT&T) and Alcatel-Lucent are each responsible for indemnifying NCR for a portion of amounts NCR incurs for the Fox River matter over a certain threshold. NCR's estimate of what AT&T and Alcatel-Lucent will pay under the indemnity is recorded as a long-term asset of approximately $120 million as of December 31, 2009, and is deducted in determining the net reserve discussed above.

While it remains difficult to predict, there could be significant changes in the future to some of the above-described assumptions that could have a material effect on the amount of our reserve. Also, there are other estimates for some of these factors that are significantly higher than the estimates described above. It is the opinion of the Company that the effect of the Fox River matter will have a moderate, but manageable, impact on our liquidity and capital resources, assuming that such amounts discussed above are required to be paid over the time frame currently contemplated. However, if such an amount were required to be paid in a shorter time period, it could have a material impact on our liquidity and capital resources.

Income Taxes We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities are determined based on the enacted tax rates expected to apply in the periods in which the deferred tax assets or liabilities are anticipated to be settled or realized.

We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on our expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and our tax methods of accounting.

If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, or if the tax laws change unfavorably, then we could be required to increase our valuation allowance against our deferred tax assets, resulting in an increase in our effective tax rate.

We had valuation allowances of $499 million as of December 31, 2009 and $478 million as of December 31, 2008, related to certain deferred income tax assets, primarily tax loss carryforwards, in jurisdictions where there is uncertainty as to the ultimate realization of a benefit from those tax assets. At December 31, 2009, our net deferred tax assets in the United States totaled approximately $605 million and realization of the related benefits was determined to be more likely than not.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized.

Stock-based Compensation We measure compensation cost for stock awards at fair value and recognize compensation expense over the service period for which awards are expected to vest. We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant, which requires the input of highly subjective assumptions, including expected volatility and expected holding period. We estimate forfeitures for options granted, which are not expected to vest. The estimation of stock awards that will ultimately vest requires judgment, and to the extent that actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period in which estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards and historical experience. Actual results and future changes in estimates may differ from our current estimates.

In addition, we have performance-based awards that vest only if specific performance conditions are satisfied, typically at the end of a multi-year performance period. The number of shares that will be earned can vary based on actual performance. No shares will vest if the objectives are not met, and in the event the objectives are exceeded, additional shares will vest up to a maximum amount. The cost of these awards is expensed over the performance period based upon management's estimates of achievement against the performance criteria. Because the actual number of shares to be awarded is not known until the end of the performance period, the actual compensation expense related to these awards could differ from our current expectations.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

A discussion of recently issued accounting pronouncements is described in Note 1, "Description of Business and Significant Accounting Policies," of the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report, and we incorporate such discussion in this MD&A by reference and make it a part hereof.


Form 10-K

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, including changes in foreign currency exchange rates and interest rates. We use a variety of measures to monitor and manage these risks, including derivative financial instruments. Since a substantial portion of our operations and revenue occurs outside the United States, and in currencies other than the U.S. Dollar, our results can be significantly impacted by changes in foreign currency exchange rates. To manage our exposures and mitigate the impact of currency fluctuations on the operations of our foreign subsidiaries, we hedge our main transactional exposures through the use of foreign exchange forward contracts. This is primarily done through the hedging of foreign currency denominated inter-company inventory purchases by the marketing units and of foreign currency denominated inventory sales by the manufacturing units. All of these transactions are firmly committed or forecasted. These foreign exchange contracts are designated as highly effective cash flow hedges. The gains or losses are deferred in other comprehensive income and recognized in the determination of income when the underlying hedged transaction impacts earnings. As we hedge inventory purchases, the ultimate gain or loss from the derivative contract is recorded in cost of products when the inventory is sold to an unrelated third party.

We have exposure to approximately 50 functional currencies. Due to our global operations, weaknesses in some of these currencies are sometimes offset by strengths in others. The U.S. Dollar was slightly stronger in 2009 as compared to 2008 based on comparable weighted averages for our functional currencies. This had an unfavorable impact of 1% on 2009 revenue versus 2008 revenue. This excludes the effects of our hedging activities and, therefore, does not reflect the actual impact of fluctuations in exchange rates on our operating income.

Our strategy is to hedge, on behalf of each subsidiary, a portion of our non-functional currency denominated cash flows for a period of up to 15 months. As a result, some of the impact of currency fluctuations on non-functional currency denominated transactions (and hence on subsidiary operating income, as stated in the functional currency) is mitigated in the near term. The amount we hedge and the length of time hedge contracts are entered into may vary significantly. In the longer term (longer than the hedging period of up to 15 months), the subsidiaries are still subject to the impacts of foreign currency fluctuations. In addition, the subsidiary results are still subject to any impact of translating the functional currency results to U.S. Dollars. When hedging certain foreign currency transactions of a long-term investment nature (net investments in foreign operations) the gains and losses are recorded in the currency translation adjustment component of stockholders' equity. Gains and losses on other foreign exchange contracts are recognized in other income or expense as exchange rates change.

For purposes of potential risk analysis, we use sensitivity analysis to quantify potential impacts that market rate changes may have on the fair values of our hedge portfolio related to firmly committed or forecasted transactions. The sensitivity analysis represents the hypothetical changes in value of the hedge position and does not reflect the related gain or loss on the forecasted underlying transaction. A 10% appreciation or depreciation in the value of the U.S. Dollar against foreign currencies from the prevailing market rates would result in a corresponding increase or decrease of $4 million as of December 31, 2009 in the fair value of the hedge portfolio.

Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of December 31, 2009, the carrying value of our cash and cash equivalents approximated fair value. The interest rate risk associated with our borrowing and investing activities as of December 31, 2009 was not material in relation to our consolidated financial position, results of operations or cash flows.

We utilize non-exchange traded financial instruments, such as foreign exchange forward contracts that we purchase exclusively from highly rated financial institutions. We record these contracts on our balance sheet at fair market value based upon market price quotations from the financial institutions. We do not enter into non-exchange traded contracts that require the use of fair value estimation techniques, but if we did, they could have a material impact on our financial results. Also, we do not enter into hedges for speculative purposes.

We are potentially subject to concentrations of credit risk on accounts receivable and financial instruments, such as hedging instruments and cash and cash equivalents. Credit risk includes the risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized on the balance sheet. Exposure to credit risk is managed through credit approvals, credit limits, selecting major international financial institutions (as counterparties to hedging transactions) and monitoring procedures. Our business often involves large transactions with customers for which we do not require collateral. If one or more of those customers were to default in its obligations under applicable contractual arrangements, we could be exposed to potentially significant losses. Moreover, a prolonged downturn in the global economy could have an adverse impact on the ability of our customers to pay their obligations on a timely basis. We believe that the reserves for potential losses are adequate. As of December 31, 2009, we did not have any major concentration of credit risk related to financial instruments.


Form 10-K

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Responsibility for Financial Statements

We are responsible for the preparation, integrity and objectivity of our consolidated financial statements and other financial information presented in our annual report. The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include certain amounts based on currently available information and our judgment of current conditions and circumstances.

PricewaterhouseCoopers LLP, our independent registered public accounting firm, is engaged to perform audits of our consolidated financial statements. These audits are performed in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our independent registered public accounting firm was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors, and committees of the Board.

The Audit Committee of the Board of Directors, consisting entirely of independent directors who are not employees of NCR, monitors our accounting, reporting, and internal control structure. Our independent registered public accounting firm, internal auditors, and management has complete and free access to the Audit Committee, which periodically meets directly with each group to ensure that their respective duties are being properly discharged.

/s/ WILLIAM NUTI	/s/ ROBERT FISHMAN
William Nuti **Chairman of the Board,** **Chief Executive Officer and President**	**Robert Fishman** **Vice President and Interim** **Chief Financial Officer**

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of NCR Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of NCR Corporation and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2007, the Company changed the manner in which it accounts for uncertain tax positions. Further, as discussed in Note 1 to the consolidated financial statements, effective January 1, 2009, the Company changed the manner in which it accounts for business combinations and for others' noncontrolling interests in its subsidiaries.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Dayton, Ohio
February 25, 2010

Consolidated Statements of Operations

In millions, except per share amounts

For the years ended December 31	2009	2008	2007
Revenue			
Product revenue	**$2,234**	$2,861	$2,693
Service revenue	**2,378**	2,454	2,277
Total revenue	**4,612**	5,315	4,970
Operating Expenses			
Cost of products	**1,811**	2,113	2,035
Cost of services	**1,918**	2,019	1,895
Selling, general and administrative expenses	**645**	713	684
Research and development expenses	**141**	148	137
Total operating expenses	**4,515**	4,993	4,751
Income from operations	**97**	322	219
Interest expense	**10**	22	24
Other expense (income), net	**174**	12	(37)
(Loss) income from continuing operations before income taxes	**(87)**	288	232
Income tax (benefit) expense	**(57)**	58	61
(Loss) income from continuing operations	**(30)**	230	171
(Loss) income from discontinued operations, net of tax	**—**	(3)	103
Net (loss) income	**(30)**	227	274
Net income (loss) attributable to noncontrolling interests	**3**	(1)	—
Net (loss) income attributable to NCR	**$ (33)**	$ 228	$ 274
Amounts attributable to NCR stockholders:			
(Loss) income from continuing operations	**$ (33)**	$ 231	$ 171
(Loss) income from discontinued operations, net of tax	**—**	(3)	103
Net (loss) income	**$ (33)**	$ 228	$ 274
Net (loss) income per share attributable to NCR common stockholders:			
Net (loss) income per common share from continuing operations:			
Basic	$ (0.21)	$ 1.40	$ 0.95
Diluted	$ (0.21)	$ 1.38	$ 0.94
Net (loss) income per common share			
Basic	$ (0.21)	$ 1.38	$ 1.52
Diluted	$ (0.21)	$ 1.36	$ 1.50
Weighted average common shares outstanding			
Basic	158.9	165.3	180.1
Diluted	158.9	167.9	182.7

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheets

In millions, except per share amounts

As of December 31	2009	2008
Assets		
Current assets		
Cash and cash equivalents	**$ 451**	$ 711
Accounts receivable, net	**896**	913
Inventories, net	**686**	692
Other current assets	**266**	241
Total current assets	**2,299**	2,557
Property, plant and equipment, net	**356**	308
Goodwill	**100**	84
Prepaid pension cost	**244**	251
Deferred income taxes	**617**	645
Other assets	**478**	410
Total assets	**$ 4,094**	$ 4,255
Liabilities and stockholders' equity		
Current liabilities		
Short-term borrowings	**$ 4**	$ 301
Accounts payable	**557**	492
Payroll and benefits liabilities	**125**	210
Deferred service revenue and customer deposits	**329**	317
Other current liabilities	**367**	373
Total current liabilities	**1,382**	1,693
Long-term debt	**11**	7
Pension and indemnity plan liabilities	**1,268**	1,424
Postretirement and postemployment benefits liabilities	**355**	359
Income tax accruals	**165**	155
Environmental liabilities	**279**	105
Other liabilities	**42**	47
Total liabilities	**3,502**	3,790
Commitments and contingencies (Note 11)		
Stockholders' equity		
NCR stockholders' equity		
Preferred stock: par value $0.01 per share, 100.0 shares authorized, no shares issued and outstanding as of December 31, 2009 and December 31, 2008	**—**	—
Common stock: par value $0.01 per share, 500.0 shares authorized, 159.6 and 158.1 shares issued and outstanding as of December 31, 2009 and December 31, 2008 respectively	**2**	2
Paid-in capital	**270**	248
Retained earnings	**1,801**	1,834
Accumulated other comprehensive loss	**(1,509)**	(1,644)
Total NCR stockholders' equity	**564**	440
Noncontrolling interests in subsidiaries	**28**	25
Total stockholders' equity	**592**	465
Total liabilities and stockholders' equity	**$ 4,094**	$ 4,255

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

In millions

For the years ended December 31	2009	2008	2007
Operating activities			
Net (loss) income	**$ (30)**	$ 227	$ 274
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Loss (income) from discontinued operations	**—**	3	(103)
Depreciation and amortization	**124**	109	110
Stock-based compensation expense	**12**	41	42
Excess tax benefit from stock-based compensation	**—**	(2)	(9)
Deferred income taxes	**(132)**	—	(7)
Gains on sale of property, plant, and equipment, net	**(9)**	(27)	(2)
Impairment of equity investments and related assets	**39**	—	—
Changes in operating assets and liabilities:			
Receivables	**27**	249	(166)
Inventories	**5**	25	(76)
Current payables and accrued expenses	**(28)**	(56)	52
Deferred service revenue and customer deposits	**18**	(42)	43
Employee severance and pension	**49**	(43)	(31)
Environmental liabilities	**109**	1	9
Other assets and liabilities	**39**	(70)	15
Net cash provided by operating activities	**223**	415	151
Investing activities			
Grant reimbursements from capital expenditures	**9**	—	—
Expenditures for property, plant and equipment	**(121)**	(75)	(64)
Proceeds from sales of property, plant and equipment	**11**	59	31
Additions to capitalized software	**(61)**	(63)	(48)
Other investing activities, business acquisitions and divestitures, net	**(41)**	(65)	(12)
Net cash used in investing activities	**(203)**	(144)	(93)
Financing activities			
Repurchases of Company common stock	**(1)**	(494)	(83)
Excess tax benefit from stock-based compensation	**—**	2	9
Short-term borrowings, net	**4**	—	—
Repayment of senior unsecured notes	**(300)**	—	—
Payments on revolving credit facility	**(30)**	—	—
Borrowings on revolving credit facility	**30**	—	—
Proceeds from employee stock plans	**9**	17	48
Distribution to discontinued operations	**—**	—	(200)
Other financing activities, net	**—**	—	(1)
Net cash used in financing activities	**(288)**	(475)	(227)
Cash flows from discontinued operations			
Net cash (used in) provided by operating activities	**—**	(19)	223
Net cash used in investing activities	**—**	—	(74)
Net cash provided by financing activities	**—**	—	5
Net cash (used in) provided by discontinued operations	**—**	(19)	154
Effect of exchange rate changes on cash and cash equivalents	**8**	(18)	20
(Decrease) increase in cash and cash equivalents	**(260)**	(241)	5
Cash and cash equivalents at beginning of year	**711**	952	947
Cash and cash equivalents at end of year	**$ 451**	$ 711	$ 952
Supplemental data			
Cash paid during the year for:			
Income taxes	**$ 49**	$ 108	$ 123
Interest	**$ 10**	$ 22	$ 24

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Changes in Stockholders' Equity

In millions

	NCR Stockholders						
	Common Stock		Paid-in	Retained	Accumulated Other Comprehensive	NonControlling interests	
	Shares	Amount	Capital	Earnings	(Loss) Income	in Subsidiaries	Total
December 31, 2006	**179**	**$ 2**	**$ 655**	**$1,900**	**$ (676)**	**$ 20**	**$ 1,901**
Comprehensive income (loss):							
Net income	—	—	—	274	—	—	274
Other comprehensive income (loss):							
Foreign currency translation	—	—	—	—	15	(1)	14
Unrealized losses from securities, net of tax benefit of $1	—	—	—	—	(4)	—	(4)
Cash flow hedging gains (losses), net of tax benefit of $1	—	—	—	—	(3)	—	(3)
Changes to unrecognized losses and prior service cost related to pension, postretirement and postemployment benefits, net of tax expense of $60	—	—	—	—	120	—	120
Total other comprehensive income (loss)	—	—	—	—	128	(1)	127
Total comprehensive income (loss)	—	—	—	274	128	(1)	401
Spin-off of Teradata (Note 12)	—	—	(4)	(561)	12	—	(553)
Employee stock purchase and stock compensation plans	2	—	115	—	—	—	115
Repurchase of Company common stock	(3)	—	(83)	—	—	—	(83)
Adoption of accounting guidance for uncertain tax positions	—	—	—	(5)	—	—	(5)
December 31, 2007	**178**	**$ 2**	**$ 683**	**$1,608**	**$ (536)**	**$ 19**	**$ 1,776**
Comprehensive income (loss):							
Net income (loss)	—	—	—	228	—	(1)	227
Other comprehensive income (loss):							
Foreign currency translation	—	—	—	—	(201)	—	(201)
Unrealized losses from securities, net of tax benefit of $1	—	—	—	—	(7)	—	(7)
Cash flow hedging gains (losses), net of tax benefit of $0	—	—	—	—	(7)	—	(7)
Changes to unrecognized losses and prior service cost related to pension, postretirement and postemployment benefits, net of tax benefit of $477	—	—	—	—	(893)	—	(893)
Total other comprehensive income (loss)	—	—	—	—	(1,108)	—	(1,108)
Total comprehensive income (loss)	—	—	—	228	(1,108)	(1)	(881)
Spin-off of Teradata (Note 12)	—	—	—	(2)	—	—	(2)
Employee stock purchase and stock compensation plans	2	—	59	—	—	—	59
Repurchase of Company common stock	(22)	—	(494)	—	—	—	(494)
Increase (decrease) in noncontrolling interests	—	—	—	—	—	7	7
December 31, 2008	**158**	**$ 2**	**$ 248**	**$1,834**	**$(1,644)**	**$ 25**	**$ 465**
Comprehensive income (loss):							
Net (loss) income	—	—	—	(33)	—	3	(30)
Other comprehensive income (loss):							
Foreign currency translation	—	—	—	—	28	—	28
Unrealized gains from securities, net of tax expense of $0	—	—	—	—	1	—	1
Cash flow hedging gains (losses), net of tax expense of $0	—	—	—	—	8	—	8
Changes to unrecognized gains and prior service cost related to pension, postretirement and postemployment benefits, net of tax expense of $110	—	—	—	—	98	—	98
Total other comprehensive income (loss)	—	—	—	—	135	—	135
Total comprehensive income (loss)	—	—	—	(33)	135	3	105
Employee stock purchase and stock compensation plans	2	—	23	—	—	—	23
Repurchase of Company common stock	—	—	(1)	—	—	—	(1)
December 31, 2009	**160**	**$ 2**	**$ 270**	**$1,801**	**$(1,509)**	**$ 28**	**$ 592**

The accompanying notes are an integral part of the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Description of Business and Significant Accounting Policies

Description of Business NCR Corporation (NCR or the Company, also referred to as "we," "us" or "our") and its subsidiaries provide technology and services that are designed specifically to enable NCR's customers to connect, interact and transact with their customers.

NCR provides solutions for a range of industries including financial services, retail and hospitality, travel and gaming, healthcare, and entertainment. NCR's solutions are built on a foundation of long-established industry knowledge and consulting expertise, value-added software and hardware technology, global customer support services, and a complete line of business consumables and specialty media products.

Classification of operations following Teradata Spin-off On September 30, 2007, NCR completed the spin-off of its Teradata Data Warehousing business through the distribution of a tax-free stock dividend to its stockholders. NCR distributed one share of common stock of Teradata Corporation (Teradata) for each share of NCR common stock to NCR stockholders of record as of the close of business on September 14, 2007. Upon the distribution of Teradata, NCR stockholders received 100% (approximately 181 million shares) of the common stock of Teradata, which is now an independent public company trading under the symbol "TDC" on the New York Stock Exchange.

The results of operations and cash flows of Teradata have been presented as a discontinued operation for all periods presented in this Form 10-K. See Note 12, "Discontinued Operations" for a further discussion of the spin-off of Teradata. Unless otherwise stated, these Notes to Consolidated Financial Statements exclude information related to the Teradata Data Warehousing business.

Evaluation of Subsequent Events The Company evaluated subsequent events through the date our Consolidated Financial Statements were issued. No matters were identified that would materially impact our Consolidated Financial Statements or require additional disclosure.

Out of Period Adjustments In the second quarter of 2007, the Company recorded an adjustment to increase income tax expense by $17 million relating to immaterial errors originating in prior years. The adjustment was composed of an increase to income tax expense of $25 million due to an understatement of income tax expense in the years 2001 through 2006 relating to the accounting for income taxes on intercompany profit. This adjustment was offset, in part, by an adjustment to reduce income tax expense by $8 million as a result of an overstatement of income tax expense (and the related liability) in 2006 due to an error in preparing that year's income tax provision. Of the total $17 million adjustment, the amount recorded in the results from continuing operations was $10 million and the remaining $7 million was recorded in the results from discontinued operations. The Company determined that the impact of these corrections in all prior interim and annual periods and to 2007 results was immaterial to the results of operations.

During 2009, the Company recorded adjustments to decrease product revenue by $10 million and cost of products by $7 million, which resulted in a net decrease in gross margin and net income of $3 million. The adjustments related to revenue incorrectly recorded during 2008 by the Company's Japanese subsidiary. Also during 2009, the Company recorded an adjustment to operating expenses to recognize additional employer benefits at its Italian subsidiary. These costs, which were incurred in 2007 and 2008, reduced 2009 net income by $3 million. The Company determined the impact of these errors was not material to the annual or interim financial statements of previous periods and the effect of correcting these errors in 2009 was not material to the 2009 annual or interim financial statements.

Basis of Consolidation The consolidated financial statements include the accounts of NCR and its majority-owned subsidiaries. Long-term investments in affiliated companies in which NCR owns between 20% and 50%, and therefore, exercises significant influence, but which it does not control, are accounted for using the equity method. Investments in which NCR does not exercise significant influence (generally, when NCR has an investment of less than 20% and no significant influence, such as representation on the investee's board of directors) are accounted for using the cost method. All significant inter-company transactions and accounts have been eliminated. In addition, the Company is required to determine whether it is the primary beneficiary of economic income or losses that may be generated by variable interest entities in which the Company has such an interest. In circumstances where the Company determined it is the primary beneficiary, consolidation of that entity would be required.

Reclassifications Certain prior-period amounts have been reclassified in the accompanying Consolidated Financial Statements and Notes thereto in order to conform to the current period presentation. Except for the reclassification of noncontrolling interests described in the section, "Recently Issued Accounting Pronouncements," below, none of the reclassifications affected previously reported net income.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States (otherwise referred to as GAAP) requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates.

Revenue Recognition The Company records revenue, net of taxes, when it is realized, or realizable, and earned. The Company considers these criteria met when persuasive evidence of an arrangement exists, the products or services have been provided to the customer, the sales price is fixed or determinable, and collectability is reasonably assured. For product sales, delivery is deemed to have occured when the customer has assumed risk of loss of the goods sold and all performance obligations are complete. For service sales, revenue is recognized as the services are provided or ratably over the service period.

NCR frequently enters into multiple-element arrangements with its customers including hardware, software, professional consulting services and maintenance support services. For arrangements involving multiple deliverables, where the delivered items have stand-alone value, verifiable objective evidence of selling price exists for the undelivered items, and the customer has no general right of return, NCR separates the deliverables and allocates the total arrangement consideration among the units of accounting. Each unit of accounting is then accounted for under the applicable revenue recognition guidance.

In situations where NCR's solutions contain software that is more than incidental to the hardware and services, revenue related to the software and software-related elements is supported by vendor-specific objective evidence (VSOE). VSOE of selling price is established by the price charged when each element is sold separately. In situations when there is appropriate evidence for all undelivered elements, but not for delivered elements, the residual method is used to allocate the arrangement's consideration. Under the residual method, the selling price of undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and recognized as revenue.

NCR's customers may request that delivery and passage of title and risk of loss occur on a bill and hold basis. For each of the three years ended December 31, 2009, the amount from bill and hold transactions approximated 1% or less of total revenue.

In addition to the standard product warranty, the Company periodically offers extended warranties to its customers in the form of product maintenance services. For contracts that are not separately priced but include product maintenance, the Company defers revenue at an amount equal to its objective and reliable fair value of the product maintenance and recognizes the deferred revenue over the service term. For separately priced product maintenance contracts, NCR defers the stated amount of the separately priced contract and recognizes the deferred revenue ratably over the service term.

Shipping and Handling Costs related to shipping and handling are included in cost of products in the Consolidated Statements of Operations.

Cash and Cash Equivalents All short-term, highly liquid investments having original maturities of three months or less are considered to be cash equivalents.

Allowance for Doubtful Accounts NCR establishes provisions for doubtful accounts using percentages of accounts receivable balances to reflect historical average credit losses and specific provisions for known issues.

Inventories Inventories are stated at the lower of cost or market, using the average cost method. Cost includes materials, labor and manufacturing overhead related to the purchase and production of inventories. Service parts are included in inventories and include reworkable and non-reworkable service parts. The Company regularly reviews inventory quantities on hand, future purchase commitments with suppliers and the estimated utility of inventory. If the review indicates a reduction in utility below carrying value, inventory is reduced to a new cost basis. Excess and obsolete reserves are established based on forecasted usage, orders, technological obsolescence and inventory aging.

Long-Lived Assets

Capitalized Software Certain direct development costs associated with internal-use software are capitalized within other assets and amortized over the estimated useful lives of the resulting software. NCR typically amortizes capitalized internal-use software on a straight-line basis over four years beginning when the asset is substantially ready for use, as this is considered to approximate the usage pattern of the software.

Costs incurred for the development of software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. These costs are included within other assets and are amortized over the estimated useful lives of the resulting software. The Company amortizes capitalized software on a sum-of- the-years' digits basis over three years beginning when the product is available for general release, as this is considered to approximate the sales pattern of the software. Costs capitalized include direct labor and related overhead costs. Costs incurred prior to technological feasibility or after general release are expensed as incurred. The following table identifies the activity relating to total capitalized software:

In millions	2009	2008	2007
Beginning balance as of January 1	**$ 92**	$ 75	$ 69
Capitalization	**61**	63	48
Amortization	**(51)**	(46)	(42)
Ending balance as of December 31	**$102**	$ 92	$ 75

Goodwill and Other Intangible Assets Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized; instead it is tested annually for impairment or more frequently if certain events occur indicating that the carrying value of goodwill may be impaired. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include a decline in expected cash flows, a significant adverse change in legal factors or in the business climate, unanticipated competition, or slower growth rates, among others.

Goodwill is allocated among and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment. NCR has three reporting units which are Americas, Europe, Middle East and Africa (EMEA) and Asia Pacific Japan (APJ). Total goodwill is allocated among the reporting units as follows: $47 million related to Americas, $28 million related to EMEA and $25 million related to APJ.

The evaluation of impairment involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. NCR uses a discounted cash flow model (DCF model) to estimate the current fair value of its reporting units when testing for impairment. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market shares, sales volumes and prices, costs to produce, tax rates, capital spending, discount rate and working capital changes. Most of these assumptions vary among reporting units. The cash flow forecasts are generally based on approved strategic operating plans.

In the event the estimated fair value of a reporting unit based on the DCF model is less than the carrying value, an additional analysis would be required. The additional analysis would compare the carrying value of the reporting unit's goodwill with the implied fair value of that goodwill. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value amounts assigned to all of the assets and liabilities of that unit as if the reporting unit was acquired in a business combination and the fair value of the reporting unit represented the purchase price. If the carrying value of goodwill exceeds its implied fair value, an impairment loss equal to such excess would be recognized.

Acquired intangible assets other than goodwill are amortized over their estimated useful lives unless the lives are determined to be indefinite. Acquired intangible assets are carried at cost, less accumulated amortization. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish the carrying value. The fair value of acquired intangible assets is determined using common techniques, and the Company employs assumptions developed using the perspective of a market participant.

Property, Plant and Equipment Property, plant and equipment, and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the related assets primarily on a straight-line basis. Machinery and other equipment are depreciated over 3 to 20 years and buildings over 25 to 45 years. Leasehold improvements are depreciated over the life of the lease or the asset, whichever is shorter. Assets classified as held for sale are not depreciated. Upon retirement or disposition of property, plant and equipment, the related cost and accumulated depreciation or amortization are removed from the Company's accounts, and a gain or loss is recorded. Depreciation expense related to property, plant and equipment was $68 million, $58 million and $61 million for the year ended December 31, 2009, 2008 and 2007, respectively.

Valuation of Long-Lived Assets Long-lived assets such as property, plant and equipment, and software are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable or in the period in which the held for sale criteria is met. This analysis consists of comparing the asset's carrying value to the expected future cash flows to be generated from the asset on an undiscounted basis. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows, or external appraisals, as applicable. Long-lived assets are reviewed for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified.

Warranty and Sales Returns Provisions for product warranties and sales returns and allowances are recorded in the period in which NCR becomes obligated to honor the related right, which generally is the period in which the related product revenue is recognized. The Company accrues warranty reserves and sales returns and allowances using percentages of revenue to reflect the Company's historical average warranty and sales return claims.

Research and Development Costs Research and development costs primarily include payroll and benefit-related costs, contractor fees, facilities costs, infrastructure costs, and administrative expenses directly related to research and development support and are expensed as incurred, except certain software development costs capitalized after technological feasibility of the software is established.

Leases The Company accounts for material escalation clauses, free or reduced rents and landlord incentives contained in operating type leases on a straight-line basis over the lease term, including any reasonably assured lease renewals. For leasehold improvements that are funded by the landlord, the Company records the incentive as deferred rent. The deferred rent is then amortized as reductions to lease expense over the lease term.

For capital leases where NCR is the lessee, it records an amortizable debt and a related fixed asset in the Consolidated Balance Sheet.

Pension, Postretirement and Postemployment Benefits NCR has significant pension, postretirement and postemployment benefit costs, which are developed from actuarial valuations. Actuarial assumptions are established to anticipate future events and are used in calculating the expense and liabilities relating to these plans. These factors include assumptions the Company makes about interest rates, expected investment return on plan assets, rate of increase in healthcare costs, total and involuntary turnover rates, and rates of future compensation increases. In addition, NCR also uses subjective factors, such as withdrawal rates and mortality rates to develop the Company's valuations. NCR generally reviews and updates these assumptions on an annual basis. NCR is required to consider current market conditions, including changes in interest rates, in making these assumptions. The actuarial assumptions that NCR uses may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension, postretirement or postemployment benefits expense, and the related assets and liabilities, the Company has recorded or may record.

Foreign Currency For many NCR international operations, the local currency is designated as the functional currency. Accordingly, assets and liabilities are translated into U.S. Dollars at year-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the year. Currency translation adjustments from local functional currency countries resulting from fluctuations in exchange rates are recorded in other comprehensive income. Where the U.S. Dollar is the functional currency, translation adjustments are recorded in other income and expense.

Derivative Instruments In the normal course of business, NCR enters into various financial instruments, including derivative financial instruments. The Company accounts for derivatives as either assets or liabilities in the consolidated balance sheets at fair value and recognizes the resulting gains or losses as adjustments to earnings or other comprehensive income. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. Hedging activities are transacted only with highly rated institutions, reducing exposure to credit risk in the event of nonperformance. Additionally, the Company completes assessments related to the risk of counterparty nonperformance on a regular basis.

The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company has designated the hedging instrument, based on the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments designated as fair value hedges, the effective portion of the hedge is recorded as an offset to the change in the fair value of the hedged item, and the ineffective portion of the hedge, if any, is recorded in the Statement of Operations. For derivative instruments designated as cash flow hedges and determined to be highly effective, the gains or losses are deferred in other comprehensive income and recognized in the determination of income as adjustments of carrying amounts when the underlying hedged transaction is realized, canceled or otherwise terminated. When hedging certain foreign currency transactions of a long-term investment nature (net investments in foreign operations) gains and losses are recorded in the currency translation adjustment component of accumulated other comprehensive income (loss). Gains and losses on foreign exchange contracts that are not used to hedge currency transactions of a long-term investment nature, or that are not designated as cash flow or fair value hedges, are recognized in other income or expense as exchange rates change.

Fair Value of Assets and Liabilities Fair value is defined as an exit price, representing an amount that would be received to sell an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the guidance prioritizes the inputs used to measure fair value into the following three-tier fair value hierarchy:

- Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities
- Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs, other than quoted prices in active markets, that are observable either directly or indirectly
- Level 3: Unobservable inputs for which there is little or no market data

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes to the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

NCR measures its financial assets and financial liabilities at fair value based on one or more of the following three valuation techniques:

- Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).
- Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option pricing and excess earnings models).

We regularly review our investments to determine whether a decline in fair value, if any, below the cost basis is other than temporary. If the decline in the fair value is determined to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the Consolidated Statement of Operations.

Environmental and Legal Contingencies In the normal course of business, NCR is subject to various regulations, proceedings, lawsuits, claims and other matters, including actions under laws and regulations related to the environment and health and safety, among others. NCR believes that the amounts provided in its consolidated financial statements are adequate in light of the probable and estimable liabilities. However, there can be no assurances that the actual amounts required to satisfy alleged liabilities from various lawsuits, claims, legal proceedings and other matters, including the Fox River environmental matter discussed in Note 11, "Commitments and Contingencies" and to comply with applicable laws and regulations, will not exceed the amounts reflected in NCR's consolidated financial statements or will not have a material adverse effect on the consolidated results of operations, financial condition or cash flows. Any costs that may be incurred in excess of those amounts provided as of December 31, 2009 cannot currently be reasonably determined or are not currently considered probable.

Legal costs related to loss contingencies are typically expensed as incurred, except for certain costs associated with NCR's environmental remediation obligations. Costs and fees associated with litigating the extent and type of required remedial actions and the allocation of remediation costs among potentially responsible parties are typically included in the measurement of the environmental remediation liabilities.

Advertising Advertising costs are recognized in selling, general, and administrative expenses when incurred.

Income Taxes Income tax expense is provided based on income before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred taxes are determined based on the enacted tax rates expected to apply in the periods in which the deferred assets or liabilities are expected to be settled or realized. NCR records valuation allowances related to its deferred income tax assets when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Effective January 1, 2007, we adopted authoritative guidance for the accounting for uncertainty in income taxes which prescribes a comprehensive model to recognize, measure, present and disclose in financial statements uncertain tax positions taken or expected to be taken on a tax return. Our financial statements reflect expected future tax consequences of such uncertain positions assuming the taxing authorities' full knowledge of the position and all relevant facts. Refer to Note 7, "Income Taxes," for further information on NCR's accounting for income taxes.

Earnings Per Share Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the reported period. The calculation of diluted earnings per share is similar to basic earnings per share, except that the weighted average number of shares outstanding includes the dilution from potential shares resulting from stock options and restricted stock awards. When calculating diluted earnings per share, the Company includes the potential windfall or shortfall tax benefits as well as average unrecognized compensation expense as part of the assumed proceeds from exercises of stock options. The Company uses the tax law ordering approach to determine the potential utilization of windfall benefits. Refer to Note 8, "Employee Stock Compensation Plans," for share information on NCR's stock compensation plans.

The components of basic and diluted earnings per share attributable to NCR common stockholders are as follows (in millions, except earnings per share) for the years ended December 31:

	2009	2008	2007
(Loss) income from continuing operations	**$ (33)**	$ 231	$ 171
(Loss) income from discontinued operations	—	(3)	103
Net (loss) income applicable to common shares	**$ (33)**	$ 228	$ 274
Weighted average outstanding shares of common stock	**158.9**	165.3	180.1
Dilutive effect of employee stock options and restricted stock	—	2.6	2.6
Common stock and common stock equivalents	**158.9**	167.9	182.7
Basic earnings per share:			
From continuing operations	$ (0.21)	$ 1.40	$ 0.95
From discontinued operations	—	(0.02)	0.57
Total earnings per share (Basic)	$ (0.21)	$ 1.38	$ 1.52
Diluted earnings per share:			
From continuing operations	$ (0.21)	$ 1.38	$ 0.94
From discontinued operations	—	(0.02)	0.56
Total earnings per share (Diluted)	$ (0.21)	$ 1.36	$ 1.50

For 2009, due to the net loss from continuing operations, potential common shares that would cause dilution, such as stock options and restricted stock, have been excluded from the diluted share count because their effect would have been anti-dilutive. For the year ended December 31, 2009, the fully diluted shares would have been 160.1 million shares.

Options to purchase 7.0 million and 7.2 million shares of common stock for 2009 and 2008, respectively, and less than 0.1 million shares of common stock for 2007, were outstanding but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would have been anti-dilutive.

Stock Compensation Stock-based compensation represents the costs related to share-based awards granted to employees and directors. For all periods presented, the Company's outstanding stock-based compensation awards are classified as equity except for certain awards granted to non-employee directors. The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award and recognizes the cost on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. Refer to Note 8, "Employee Stock Compensation Plans," for more information on NCR's stock-based compensation plans.

Recently Issued Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued authoritative guidance on the accounting for noncontrolling interests in consolidated financial statements. This guidance applies to all entities that have an outstanding noncontrolling interest (formerly known as minority interest) in one or more subsidiaries or deconsolidate a subsidiary. The adoption of the new guidance, effective January 1, 2009, did not have a material impact on the Company's Consolidated Financial Statements. We have changed the presentation of our Consolidated Financial Statements, including the presentation of noncontrolling interests' share of income or loss separately from net income or loss attributable to NCR's common stockholders and the presentation of the noncontrolling interest within equity.

In December 2007, the FASB issued a new accounting standard related to business combinations. The new standard expands the definition of a business and a business combination; requires recognition of assets acquired, liabilities assumed, and contingent consideration at their fair value on the acquisition date with subsequent changes recognized in earnings; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination and expensed as incurred; requires in-process research and development to be capitalized at fair value as an indefinite-lived intangible asset; and requires that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for taxes. The new standard also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. We adopted the guidance on its effective date, January 1, 2009, and applied the provisions of the new guidance to the acquisitions completed during 2009.

In December 2008, the FASB issued guidance on employers' disclosures about postretirement benefit plan assets which requires additional disclosures by public companies regarding plan assets of defined benefit pension or other postretirement benefit plans. The guidance requires additional disclosures regarding the investment allocation decision making process, the fair value of each major category of plan assets, and the inputs and valuation techniques used to measure the fair value of the plan assets. The disclosures will not be required for earlier periods presented for comparative purposes. We adopted the guidance on its effective date and have provided the additional disclosures in Note 9, "Employee Benefit Plans".

On June 30, 2009, NCR adopted changes issued by the FASB to the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued, otherwise known as "subsequent events." Specifically, these changes set forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of these changes had no impact on the Consolidated Financial Statements as NCR's management already followed a similar approach prior to the adoption of this new guidance. The additional disclosures are included in Note 1, "Description of the Business and Significant Accounting Policies".

In September 2009, the FASB ratified the final consensus reached by the Emerging Issues Task Force (EITF) that revised the authoritative guidance for revenue arrangements with multiple deliverables. The guidance addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how the arrangement consideration should be allocated among the separate units of accounting. The guidance will be effective for fiscal years beginning after June 15, 2010 with early adoption permitted. The guidance may be applied retrospectively or prospectively for new or materially modified arrangements. Under the consensus adopted by the EITF, use of the residual method, which the Company applies to many of its customer arrangements, will no longer be permitted. The new guidance will require the Company to use its best estimate of a deliverable's selling price whenever it lacks objective evidence. The result of this change is that any discount in a customer arrangement which previously would have been allocated to delivered items, will instead be allocated on a relative fair value basis among all the deliverables. The Company is in the process of evaluating the effects, if any, the adoption of the guidance will have on its consolidated financial statements.

In September 2009, the FASB also ratified the final consensus reached by the EITF that modifies the scope of the software revenue recognition guidance to exclude (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's essential functionality. The guidance will be effective for fiscal years beginning after June 15, 2010 with early adoption permitted. The guidance may be applied retrospectively or prospectively for new or materially modified arrangements but must be adopted contemporaneously with guidance described in the preceding paragraph. The Company is in the process of evaluating the effects, if any, the adoption of the guidance will have on its consolidated financial statements.

Note 2 Supplemental Financial Information (in millions)

For the years ended December 31	2009	2008	2007
Other (income) expense, net			
Interest income	**$ (6)**	$ (23)	$ (55)
Fox River provision, net of insurance recoveries (Note 11)	**142**	28	14
Impairment of equity investments (Note 15)	**24**	—	—
Other, net	**14**	7	4
Total other expense (income), net	**$174**	$ 12	$ (37)

At December 31	2009	2008
Accounts receivable		
Trade	**$ 867**	$ 889
Other	**53**	39
Accounts receivable, gross	**920**	928
Less: allowance for doubtful accounts	**(24)**	(15)
Total accounts receivable, net	**$ 896**	$ 913
Inventories		
Work in process and raw materials, net	**$ 118**	$ 137
Finished goods, net	**167**	171
Service parts, net	**401**	384
Total inventories, net	**$ 686**	$ 692
Other current assets		
Current deferred tax assets	**$ 104**	$ 68
Other	**162**	173
Total other current assets	**$ 266**	$ 241
Property, plant and equipment		
Land and improvements	**$ 40**	$ 38
Buildings and improvements	**275**	310
Machinery and other equipment	**695**	677
Property, plant and equipment, gross	**1,010**	1,025
Less: accumulated depreciation	**(654)**	(717)
Total property, plant and equipment, net	**$ 356**	$ 308
Accumulated other comprehensive loss, net of tax		
Currency translation adjustments	**$ (84)**	$ (112)
Unrealized gain on securities	**3**	2
Unrealized loss on derivatives	**—**	(8)
Actuarial losses and prior service costs on employee benefit plans	**(1,428)**	(1,526)
Total accumulated other comprehensive loss	**$(1,509)**	$(1,644)

Note 3 Restructuring and Real Estate Transactions

Organizational Realignment On January 1, 2008, NCR began management of its business on a geographic basis, changing from a previous model of global business units organized by product and service offering. As a result, in the second quarter of 2008, NCR commenced a global realignment initiative to reduce redundancies and process inefficiencies to become more customer-focused and market-driven. This initiative is addressing legacy process inefficiencies and unbalanced resource allocation by focusing on organizational design, process re-engineering and business process outsourcing. The initiative has resulted in reductions in employment and productivity improvements, while freeing up funds to invest in growth programs.

As a result of this initiative, the Company recorded a total of $57 million in employee severance and other termination costs in 2008. Of these costs, $5 million was recorded as cost of products, $31 million was recorded as cost of services, $16 million was recorded as selling, general and administrative expense and the remaining $5 million was recorded as research and development expense. Of the $57 million total expense recognized in 2008, $40 million was recorded as a discrete postemployment benefit cost.

The realignment activities and the associated costs recognized during 2008 for approximately 900 employee terminations related to each of our reportable segments of Americas, EMEA and APJ.

The Company made $20 million in severance payments during 2009 based upon estimated remaining severance costs, the Company reversed $3 million of reserves in 2009. As of December 31, 2009, there is a remaining accrued liability balance of $1 million, including immaterial effects from foreign currency translation.

The actions taken to date generated annualized savings of approximately $40 million. The Company continues to identify additional opportunities focusing on organizational design, process re-engineering and business process outsourcing and therefore, expects additional realignment activities through 2010 as a result of this initiative. The costs related to these activities are not reasonably estimable at this time as we are in the process of defining the scope of the activities and quantifying the impact thereof.

Manufacturing Realignment In the first quarter of 2007, the Company initiated a manufacturing realignment initiative primarily related to its ATM products, which included shifting manufacturing activities from high cost to low cost geographies in the EMEA region as well as the APJ region. This realignment resulted in approximately 1,100 employee terminations and, as expected, improved productivity and freed capital to invest in revenue-generating programs such as sales, engineering and market development. During the second quarter of 2009, the Company released the remaining $1 million reserve related to the manufacturing realignment due to changes in estimates of remaining severance payments and recorded this amount as a reduction in cost of products in the Consolidated Statement of Operations.

Japan Realignment In the third quarter of 2007, NCR commenced a realignment program in Japan, which was primarily focused on its customer services. The realignment program, which resulted in approximately 130 employee terminations, included actions to improve operating efficiency and strengthen the Company's competitive position in Japan. As a result of this realignment program, in 2007, the Company recorded $28 million as a discrete postemployment benefit cost for employee severance ($19 million in cost of services and $9 million in selling, general and administrative expense). The reserve for this initiative was fully utilized during the year ended December 31, 2008. The actions taken to date generated annualized savings of $10 to $12 million.

The results by segment, as disclosed in Note 13, "Segment Information and Concentrations," exclude the impact of these costs, which is consistent with the manner by which management assesses the performance and evaluates the results of each segment. The following table summarizes the costs recorded for these realignment activities and the remaining liabilities as of December 31, 2009 and 2008, which is included in the Consolidated Balance Sheets in other current liabilities:

In millions	2008 Organizational Realignment	2007 Manufacturing Realignment	2007 Japan Realignment	Total
Employee Severance and Other Benefits				
Balance as of January 1, 2008	$—	$ 11	$ 7	$ 18
Costs recognized during the year ended December 31, 2008	57	—	—	57
Foreign currency translation adjustments during 2008	(1)	—	—	(1)
Payments made during the year ended December 31, 2008	(30)	(10)	(7)	(47)
Ending balance as of December 31, 2008	**$ 26**	$ 1	$—	**$ 27**
Balance as of January 1, 2009	**$ 26**	$ 1	$—	**$ 27**
Costs recognized during the year ended December 31, 2009	**—**	—	—	**—**
Foreign currency translation adjustments during 2009	**(2)**	—	—	**(2)**
Payments made during the year ended December 31, 2009	**(20)**	—	—	**(20)**
Reversals during the year ended December 31, 2009	**(3)**	(1)	—	**(4)**
Ending balance as of December 31, 2009	**$ 1**	$—	$—	**$ 1**

Real Estate Transactions During the year ended December 31, 2009, the Company recognized $9 million in gains from the sale of real estate in the Consolidated Statement of Operations which were recorded as a reduction to selling, general and administrative expenses. The net proceeds of $11 million from these sales were recorded in investing activities and the net gains are recorded in operating activities in the Consolidated Statement of Cash Flows.

During the year ended December 31, 2008, the Company recognized $30 million in gains from the sale of real estate in the Consolidated Statement of Operations. The net proceeds of $52 million from these sales were recorded in investing activities and the net gains are recorded in operating activities in the Consolidated Statement of Cash Flows. Of the total gains recognized, $16 million related to the sale of a manufacturing facility in Canada during the first quarter, while $7 million related to the sale of a separate Canadian property in the second quarter of 2008. Both gains were recorded as a reduction to selling, general, and administrative expenses in the Consolidated Statement of Operations.

During the fourth quarter of 2002, in connection with announced restructuring efforts, NCR's management approved a real estate consolidation and restructuring plan designed to accelerate the Company's re-engineering strategies. A pre-tax restructuring cost of $16 million was recorded in the fourth quarter of 2002 to provide for contractual lease termination costs. The remaining lease obligations will expire over various dates through 2015. The Company reviews this reserve on a quarterly basis to determine whether the reserve is adequate based on current market conditions. The balance of this liability at December 31, 2008 was $4 million. During 2009, the reserve decreased by $1 million primarily due to ongoing lease payments resulting in a remaining reserve balance of $3 million as of December 31, 2009.

Note 4 Business Combinations, Divestitures and Equity Investments

During 2009, the Company completed two acquisitions and acquired the remaining 80.4% interest in an equity investment, for total cash consideration of $41 million. In 2008, NCR completed several strategic investments and acquisitions and acquired the remaining 3% minority interest in one of our subsidiaries, for a total cost of approximately $65 million. In 2007, the Company completed one acquisition and minority investments in two companies, for a total cost of approximately $11 million. A description of each acquisition and investment, all of which were paid primarily in cash, is as follows:

2009 Acquisitions and Equity Investments

- Acquisition of the remaining 80.4% interest in TNR Holdings Corporation (TNR) on April 21, 2009 which has been recorded using the acquisition method as the assets acquired and liabilities assumed constituted a business. The acquisition of TNR provided the Company with access to additional markets for its DVD kiosks and enhanced kiosk technologies.

- Acquisition of Netkey, Inc. on October 31, 2009, to extend NCR's self-service portfolio into the digital media merchandising market.
- Acquisition of DVDPlay on December 8, 2009, to extend NCR's self-service portfolio in the entertainment line of business by increasing our DVD kiosk installations and enabling expansion into new markets.

2008 Acquisitions and Equity Investments

- Acquisition of Ambient Partners, LLC on April 18, 2008, to extend NCR's self-service portfolio into the digital media merchandising market.
- 10% minority investment and exclusive licensing agreement with e-Play, LLC on June 17, 2008 to add bare-disc technology to NCR's existing global self-service technology portfolio. The Company recorded this transaction as a cost method investment.
- 19.6% minority investment and exclusive supply and services agreements with TNR, an operator of movie rental kiosks, on July 28, 2008. The Company recorded this transaction as an equity method investment.
- Acquisition of NCI Ltd. (NCI), a United Kingdom-based company on August 19, 2008. NCI is a leading provider of teller connectivity software used by financial institutions.
- 8% minority investment in MOD Systems, Inc., a leading provider of digital media delivery systems on October 17, 2008. MOD Systems' technology is designed to offer consumers one of the fastest, most convenient ways to access high-quality digital entertainment. The Company recorded this transaction as a cost method investment.

2007 Acquisitions and Equity Investments

- Acquisition of Touch Automation, LLC on December 31, 2007 to extend NCR's self-service portfolio into the digital media merchandising market.
- 5% minority investment in mFoundry, Inc. on October 25, 2007 to complement NCR's mobility technology solution.
- 5% minority investment in ViVOtech, Inc. on June 29, 2007 to use their set of technologies to develop solutions that allow consumers to make contactless payments with Radio Frequency (RF)-enabled credit or debit cards and Near Field Communication (NFC)-related mobile phones.

In 2009, goodwill recognized in these transactions amounted to $15 million, of which, $11 million is expected to be fully deductible for tax purposes. In 2008, goodwill recognized was $19 million, of which, $2 million is expected to be fully deductible for tax purposes.

In connection with business combinations in 2009, the Company recorded $16 million for identifiable intangible assets for intellectual property associated with software, customer contracts and trade names, which have a weighted-average amortization period of 3.8 years. As a result of the acquisitions in 2008, NCR recorded $3 million related to identifiable intangible assets consisting primarily of intellectual property associated with software and hardware as well as non-compete arrangements which have a weighted-average amortization period of approximately 3 years.

The operating results of these businesses have been included within NCR's results as of the respective closing dates of the acquisitions. The pro forma disclosures are not being provided because the impact of the acquisitions, both individually and in the aggregate, are not considered material to the periods in which they occurred. The purchase prices of these businesses, reported in other investing activities, business acquisitions and divestitures, net in the Consolidated Statements of Cash Flows, have been allocated based on the estimated fair value of net tangible and intangible assets acquired, with any excess recorded as goodwill.

Note 5 Goodwill and Other Identifiable Intangible Assets

The carrying amounts of goodwill by segment as of December 31, 2009 and 2008 are as follows:

In millions	January 1, 2009					December 31, 2009		
	Goodwill	Accumulated Impairment Losses	Total	Additions	Foreign Currency Translation Adjustment	Goodwill	Accumulated Impairment Losses	Total
Americas	**$35**	**$ (3)**	**$32**	**$ 15**	**$—**	**$ 50**	**$ (3)**	**$ 47**
EMEA	**27**	**—**	**27**	**—**	**1**	**28**	**—**	**28**
APJ	**25**	**—**	**25**	**—**	**—**	**25**	**—**	**25**
Total	**$87**	**$ (3)**	**$84**	**$ 15**	**$ 1**	**$103**	**$ (3)**	**$100**

	January 1, 2008					December 31, 2008		
	Goodwill	Accumulated Impairment Losses	Total	Additions	Foreign Currency Translation Adjustment	Goodwill	Accumulated Impairment Losses	Total
Americas	$31	$ (3)	$28	$ 4	$—	$35	$ (3)	$32
EMEA	15	—	15	13	(1)	27	—	27
APJ	21	—	21	2	2	25	—	25
Total	$67	$ (3)	$64	$19	$ 1	$87	$ (3)	$84

NCR's identifiable intangible assets, reported in other assets in the Consolidated Balance Sheets, were specifically identified when acquired, and are deemed to have finite lives. The gross carrying amount and accumulated amortization for NCR's identifiable intangible assets were as follows:

In millions	Original Amortization Life (in Years)	December 31, 2009		December 31, 2008	
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Identifiable intangible assets					
Non-compete arrangements	3 - 5	**$ 5**	**$ (5)**	$ 5	$ (4)
Intellectual property	2 - 5	**65**	**(43)**	49	(35)
Total identifiable intangible assets		**$70**	**$(48)**	$54	$(39)

The increase in the gross carrying amount is primarily due to the acquisitions detailed in Note 4, "Business Combinations, Divestitures, and Equity Investments."

The aggregate amortization expense (actual and estimated) for identifiable intangible assets for the following periods is:

In millions	Actual 2009	For the years ended (estimated) 2010	2011	2012	2013	2014
Amortization expense	**$9**	$8	$4	$4	$3	$2

Note 6 Debt Obligations

During the second quarter of 2009, at their maturity date, the Company repaid the $300 million of senior unsecured notes, which had previously been classified as short-term debt on the Consolidated Balance Sheet.

As of December 31, 2009, the Company's long term debt was $11 million. The Company's long-term debt mainly consists of $5 million in notes payable originating in the United States and a capital lease obligation entered into during the third quarter of 2009. The $5 million notes payable matures in 2020 and bears interest at a rate of 9.49% per annum.

Industrial Revenue Bond – During the third quarter of 2009, NCR entered into a transaction with the Development Authority of Columbus, Georgia (the Development Authority). The transaction resulted in the issuance of approximately $5 million in taxable revenue bonds by the Development Authority. The Development Authority used the proceeds to purchase a manufacturing facility consisting of a building and fixtures. NCR and the Development Authority entered into a lease agreement, whose terms provide NCR with a ten year lease of the facility for manufacturing purposes. Under the terms of the lease agreement, the rental payments made by NCR will be utilized by the Development Authority to repay the principal and interest (at a rate of 5%) of the bonds and NCR will have the option of acquiring the facility for a nominal amount at the end of the lease term. Based on the terms of the lease agreement, the transaction was accounted for as a capital lease, which resulted in the capitalization of the purchase price of the facility as an asset and recording of the capital lease obligation as long-term debt on NCR's Consolidated Balance Sheet.

Revolving Credit Facility – On August 6, 2007, the Company amended and renewed its $500 million, five-year unsecured revolving credit facility to update certain terms and conditions. This replacement facility contains certain representations and warranties; conditions; affirmative, negative and financial covenants; and events of default customary for such facilities. NCR was in compliance with these covenants as of December 31, 2009. The key financial covenants include a total debt to consolidated EBITDA requirement for the period of four consecutive fiscal quarters not to exceed 3.00 to 1.00 and a minimum cash interest coverage ratio for the period of four consecutive fiscal quarters of not less than 4.00 to 1.00. The credit facility provides a grid-based interest rate that determines the margin charged in addition to the London Interbank Offered Rate (LIBOR) on borrowings. The rate is based on several factors including the credit rating of the Company and the amount of the Company's aggregate borrowings under the facility. As of December 31, 2009, LIBOR margin would have been 42.5 basis points. Additionally, the facility allows a portion of the availability to be used for outstanding letters of credit. As of December 31, 2009 and 2008, no amount was outstanding under the facility; however the maximum borrowing available was reduced by $21 million and $16 million, respectively, for NCR's usage of letters of credit.

Fair Value of Debt – The fair value of debt is based on a discounted cash flow model that incorporates a market yield curve based on the Company's credit rating with adjustments for duration. As of December 31, 2009 and 2008, the fair value of debt was $16 million and $314 million, respectively. The decrease in the fair value of debt was primarily due to the repayment of the $300 million senior unsecured notes.

Note 7 Income Taxes

For the years ended December 31, income from continuing operations before income taxes consisted of the following:

In millions	2009	2008	2007
(Loss) income before income taxes			
United States	**$(315)**	$ 80	$141
Foreign	**228**	208	91
Total (loss) income from continuing operations before income taxes	**$ (87)**	$288	$232

For the years ended December 31, income tax (benefit) expense consisted of the following:

In millions	2009	2008	2007
Income tax (benefit) expense			
Current			
Federal	**$ 1**	$(15)	$ 8
State and local	**7**	(1)	2
Foreign	**67**	74	58
Deferred			
Federal	**(101)**	25	75
State and local	**(9)**	1	(4)
Foreign	**(22)**	(26)	(78)
Total income tax (benefit) expense	**$ (57)**	$ 58	$ 61

The following table presents the principal components of the difference between the effective tax rate and the U.S. federal statutory income tax rate for the years ended December 31:

In millions	2009	2008	2007
Income tax (benefit) expense at the U.S. federal tax rate of 35%	**$(30)**	$101	$ 81
Foreign income tax differential	**(33)**	(42)	(68)
U.S. permanent book/tax differences	**(1)**	1	(2)
Tax audit settlements	**—**	(19)	—
Change in liability for unrecognized tax benefits	**11**	18	35
Prior period corrections—Note 1	**—**	—	10
Other, net	**(4)**	(1)	5
Total income tax (benefit) expense	**$(57)**	$ 58	$ 61

NCR's tax provisions include a provision for income taxes in certain tax jurisdictions where its subsidiaries are profitable, but reflect only a portion of the tax benefits related to certain foreign subsidiaries' tax losses due to the uncertainty of the ultimate realization of future benefits from these losses. The 2009 tax benefit was favorably impacted by the non-proportional benefit of the significant environmental and impairment charges incurred in the United States and by the mix of taxable profits and losses by country. During 2008, we favorably settled examinations with the Internal Revenue Service (IRS) for the tax years of 2000 through 2006 that resulted in a $19 million tax benefit. In addition, income tax expense was benefited in 2008 by $26 million from the repatriation of earnings from international subsidiaries at an effective tax rate lower than previously estimated.

Deferred income tax assets and liabilities included in the Consolidated Balance Sheets as of December 31 were as follows:

In millions	2009	2008
Deferred income tax assets		
Employee pensions and other benefits	**$ 550**	$ 604
Other balance sheet reserves and allowances	**131**	72
Tax loss and credit carryforwards	**429**	406
Capitalized research and development	**59**	50
Property, plant and equipment	**23**	21
Other	**43**	44
Total deferred income tax assets	**1,235**	1,197
Valuation allowance	**(499)**	(478)
Net deferred income tax assets	**736**	719
Deferred income tax liabilities		
Property, plant and equipment	**8**	10
Other	**7**	5
Total deferred income tax liabilities	**15**	15
Total net deferred income tax assets	**$ 721**	$ 704

NCR recorded valuation allowances related to certain deferred income tax assets due to the uncertainty of the ultimate realization of the future benefits from those assets. The valuation allowances cover deferred tax assets, primarily tax loss carryforwards, in tax jurisdictions where there is uncertainty as to the ultimate realization of a benefit from those tax losses. At December 31, 2009, our net deferred tax assets in the United States totaled approximately $605 million and realization of the related benefits was determined to be more likely than not. As of December 31, 2009, NCR had U.S. federal and foreign tax loss carryforwards of approximately $1.2 billion. The tax loss carryforwards, subject to expiration, expire in the years 2010 through 2028.

The aggregate changes in the balance of our gross unrecognized tax benefits were as follows for the years ended December 31:

In millions	2009	2008
Gross unrecognized tax benefits—January 1	**$287**	$ 319
Increases related to tax positions from prior years	**17**	76
Decreases related to tax positions from prior years	**(49)**	(54)
Increases related to tax positions taken during current year	**55**	56
Settlements with tax authorities	**(2)**	(106)
Lapses of statutes of limitation	**(20)**	(4)
Total gross unrecognized tax benefits—December 31	**$288**	$ 287

Of the total amount of gross unrecognized tax benefits as of December 31, 2009 up to $93 million would affect NCR's effective tax rate if realized. The Company's liability arising from uncertain tax positions is recorded in income tax accruals in the Consolidated Balance Sheet.

We recognized interest and penalties associated with uncertain tax positions as part of the provision for income taxes in our Consolidated Statements of Operations of $6 million, $4 million and $19 million for the years ended December 31, 2009, 2008 and 2007, respectively. The gross amount of interest and penalties accrued as of December 31, 2009 and 2008 was $68 million and $57 million, respectively.

In the U.S., NCR files consolidated federal and state income tax returns where statutes of limitations generally range from three to five years. Although the Company resolved examinations for the tax years of 2000 through 2006 with the IRS in 2008, U.S. federal tax years are open from 2005 forward. In 2009, the IRS commenced an examination of our 2007 and 2008 income tax returns. NCR and its subsidiaries also file income tax returns in international jurisdictions where statutes of limitations generally range from three to five years. Years beginning after 1995 are still open to examination by certain foreign taxing authorities, including several major taxing jurisdictions. In Canada, we are open to examination from 1997 onward. In Japan, we are open to examination from 2001 onward. At this time, the Company does not expect any significant changes in unrecognized tax benefits in the next year.



NCR did not provide for U.S. federal income taxes or foreign withholding taxes in 2009 on approximately $875 million of undistributed earnings of its foreign subsidiaries as such earnings are intended to be reinvested indefinitely. Quantification of the deferred tax liability, if any, associated with these undistributed earnings is not practicable.

See the Consolidated Statements of Changes in Stockholders' Equity for details of the tax effects on the components of other comprehensive income and Note 9, "Employee Benefit Plans".

Note 8 Employee Stock Compensation Plans

The Company recognizes all share-based payments to employees, including grants of stock options, as compensation expense in the financial statements based on their fair value.

As of December 31, 2009, the Company's primary types of share-based compensation were stock options and restricted stock. The Company recorded stock-based compensation expense, the components of which are further described below, for the years ended December 31 as follows:

In millions	2009	2008	2007
Stock options	**$14**	$ 17	$ 21
Restricted stock	**(2)**	24	21
Total stock-based compensation (pre-tax)	**12**	41	42
Tax benefit	**(3)**	(12)	(12)
Total stock-based compensation, net of tax	**$ 9**	$ 29	$ 30

Stock-based compensation expense for the years ended December 31, 2009, 2008 and 2007 was computed using the fair value of options as calculated using the Black-Scholes option-pricing model. The weighted average fair value of options granted was $4.78 per share in 2009, $7.11 per share in 2008 and $7.91 per share in 2007 and was estimated based on the following weighted average assumptions:

	2009	2008	2007
Dividend yield	**—**	—	—
Risk-free interest rate	**1.98%**	2.49%	4.48%
Expected volatility	**44.1%**	33.1%	32.2%
Expected holding period (years)	**5.0**	5.1	5.0

Expected volatility incorporates a blend of both historical volatility of the Company's stock over a period equal to the expected term of the options and implied volatility from traded options on the Company's stock, as management believes this is more representative of prospective trends. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected holding period represents the period of time that options are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the five-year U.S. Treasury yield curve in effect at the time of grant.

Approximately 15 million shares are authorized to be issued under the 2006 Stock Incentive Plan (SIP). Details of the Company's stock-based compensation plans are discussed below:

Stock Options

The SIP provides for the grant of several different forms of stock-based compensation, including stock options to purchase shares of NCR common stock. The Compensation and Human Resource Committee of the Board of Directors has discretion to determine the material terms and conditions of option awards under the SIP, provided that (i) the exercise price must be no less than the fair market value of NCR common stock (defined as the closing price) on the date of grant, (ii) the term must be no longer than ten years, and (iii) in no event shall the normal vesting schedule provide for vesting in less than one year. Other terms and conditions of an award of stock options will be determined by the Compensation and Human Resource Committee of the Board of Directors as set forth in the agreement relating to that award. The Compensation and Human Resource Committee has authority to administer the SIP, except that the Committee on Directors and Governance will administer the SIP with respect to non-employee members of the Board of Directors. New shares of the Company's common stock are issued as a result of stock option exercises.

The following table summarizes the Company's stock option activity for the year ended December 31, 2009:

Shares in thousands	Shares Under Option	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding as of January 1, 2009	10,677	$16.37		
Granted	851	$11.75		
Exercised	(506)	$ 8.71		
Forfeited or expired	(1,379)	$19.46		
Outstanding as of December 31, 2009	9,643	$15.94	4.66	$6
Fully vested and expected to vest as of December 31, 2009	9,522	$15.91	4.64	$6
Exercisable as of December 31, 2009	6,602	$14.82	3.84	$6

The total intrinsic value of all options exercised was $1 million in 2009, $12 million in 2008 and $47 million in 2007. Cash received from option exercises under all share-based payment arrangements was $4 million in 2009, $11 million in 2008 and $37 million in 2007. The tax benefit realized from these exercises was minimal in 2009, $3 million in 2008 and $14 million in 2007. As of December 31, 2009, there was $19 million of total unrecognized compensation cost related to unvested stock option grants. The cost is expected to be recognized over a weighted-average period of 2.03 years.

Restricted Stock and Restricted Stock Units

The SIP also provides for the issuance of restricted stock, as well as restricted stock units. These types of awards can have either service-based or performance-based vesting with performance goals being established by the Compensation and Human Resource Committee. Any grant of restricted stock or restricted stock units is subject to a vesting period of at least three years, except that a one-year term of service may be required if vesting is conditioned upon achievement of performance goals. Performance-based grants are subject to future performance measurements, which include NCR's achievement of specific return on capital and cumulative net operating profit (as defined in the SIP) levels during the performance period. Performance-based grants must be earned, based on performance, before the actual number of shares to be awarded is known. The Company considers the likelihood of meeting the performance criteria based upon management's estimates and analysis of achievement against the performance criteria. At the date of grant, a recipient of restricted stock has all the rights of a stockholder subject to certain restrictions on transferability and a risk of forfeiture. A recipient of restricted stock units does not have the rights of a stockholder and is subject to restrictions on transferability and risk of forfeiture. Other terms and conditions applicable to any award of restricted stock or restricted stock units will be determined by the Compensation and Human Resource Committee and set forth in the agreement relating to that award.

The following table reports restricted stock activity during the year ended December 31, 2009:

Shares in thousands	Number of Shares	Weighted-Average Grant-Date Fair Value per Share
Unvested shares as of January 1, 2009	2,215	$21.62
Shares granted	3,150	$ 9.61
Shares vested and distributed	(556)	$22.50
Shares forfeited	(617)	$15.76
Unvested shares as of December 31, 2009	4,192	$13.45

The total intrinsic value of shares vested and distributed was $5 million in 2009, $5 million in 2008 and $17 million in 2007. As of December 31, 2009, there was $7 million of unrecognized compensation cost related to unvested restricted stock grants. The unrecognized compensation cost is expected to be recognized over a remaining weighted-average period of 1.31 years.

The following table represents the composition of restricted stock grants to NCR employees in 2009:

Shares in thousands	Number of Shares	Weighted-Average Grant-Date Fair Value
Service-based shares	292	$12.24
Performance-based shares	2,858	$ 9.34
Total restricted stock grants	3,150	$ 9.61

At December 31, 2009, certain of the performance-based shares granted in 2009 were not probable of vesting.

Other Share-based Plans

The Employee Stock Purchase Plan (ESPP) enables eligible employees to purchase NCR's common stock at a discount to the average of the highest and lowest sale prices on the last trading day of each month. The ESPP discount is 5% of the average market price. Accordingly, this plan is considered non-compensatory. Employees may authorize payroll deductions of up to 10% of eligible compensation for common stock purchases. Employees purchased approximately 0.5 million shares in 2009, 0.3 million shares in 2008 and 0.3 million shares in 2007 for approximately $5 million in 2009, $6 million in 2008 and $11 million in 2007. A total of 4 million shares were originally authorized to be issued under the ESPP and approximately 2.5 million authorized shares remain unissued as of December 31, 2009.

Note 9 Employee Benefit Plans

Pension, Postretirement and Postemployment Plans NCR sponsors defined benefit plans for many of its U.S. and international employees. For salaried employees, the defined benefit plans are based primarily upon compensation and years of service. For certain hourly employees in the U.S., the benefits are based on a fixed dollar amount per years of service. NCR's U.S. pension plans ceased the accrual of additional benefits after December 31, 2006 and are closed to new participants. Certain international plans are also closed to new participants. NCR's funding policy is to contribute annually not less than the minimum required by applicable laws and regulations. Assets of NCR's defined benefit plans are primarily invested in publicly traded common stocks, corporate and government debt securities, real estate investments, and cash or cash equivalents.

NCR recognizes the funded status of each applicable plan on the Consolidated Balance Sheet. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. Changes to the funded status are recognized as a component of accumulated other comprehensive loss in stockholders' equity.

Prior to September 1998, substantially all U.S. employees who reached retirement age while working for NCR were eligible to participate in a postretirement benefit plan. The plan provides medical care and life insurance benefits to retirees and their eligible dependents. In September 1998, the plan was amended whereby U.S. participants who had not reached a certain age and years of service with NCR were no longer eligible for such benefits. Non-U.S. employees are typically covered under government-sponsored programs, and NCR generally does not provide postretirement benefits other than pensions to non-U.S. retirees. NCR generally funds these benefits on a pay-as-you-go basis.

NCR offers various postemployment benefits to involuntarily terminated and certain inactive employees after employment but before retirement. These benefits are paid in accordance with NCR's established postemployment benefit practices and policies. Postemployment benefits may include disability benefits, supplemental unemployment benefits, severance, workers' compensation benefits, and continuation of healthcare benefits and life insurance coverage. NCR provides appropriate accruals for these postemployment benefits. These postemployment benefits are funded on a pay-as-you-go basis.

Amounts to be Recognized

The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost (income) during 2010 are as follows:

In millions	U.S. Pension Benefits	International Pension Benefits	Total Pension Benefits	Postretirement Benefits	Postemployment Benefits
Prior service cost (income)	$—	$—	$—	$(13)	$(1)
Actuarial loss	$119	$ 68	$187	$ 4	$11

Pension Plans

Reconciliation of the beginning and ending balances of the benefit obligations for NCR's pension plans are as follows:

In millions	U.S. Pension Benefits		International Pension Benefits		Total Pension Benefits	
	2009	2008	2009	2008	2009	2008
Change in benefit obligation						
Benefit obligation as of January 1	**$3,227**	$3,199	**$1,645**	$2,020	**$4,872**	$5,219
Gross service cost	**—**	—	**18**	29	**18**	29
Interest cost	**195**	195	**92**	103	**287**	298
Amendment	**—**	—	**(1)**	—	**(1)**	—
Actuarial loss (gain)	**178**	26	**211**	(117)	**389**	(91)
Benefits paid	**(196)**	(193)	**(111)**	(120)	**(307)**	(313)
Currency translation adjustments	**—**	—	**109**	(270)	**109**	(270)
Benefit obligation as of December 31	**$3,404**	$3,227	**$1,963**	$1,645	**$5,367**	$4,872
Accumulated benefit obligation as of December 31	**$3,404**	$3,227	**$1,886**	$1,556	**$5,290**	$4,783

A reconciliation of the beginning and ending balances of the fair value of the plan assets of NCR's pension plans follows:

In millions	U.S. Pension Benefits		International Pension Benefits		Total Pension Benefits	
	2009	2008	2009	2008	2009	2008
Change in plan assets						
Fair value of plan assets as of January 1	**$2,208**	$ 3,423	**$1,467**	$2,114	**$3,675**	$ 5,537
Actual return on plan assets	**561**	(1,031)	**190**	(278)	**751**	(1,309)
Company contributions	**9**	9	**74**	74	**83**	83
Benefits paid	**(196)**	(193)	**(111)**	(120)	**(307)**	(313)
Currency translation adjustments	**—**	—	**115**	(325)	**115**	(325)
Plan participant contributions	**—**	—	**2**	2	**2**	2
Fair value of plan assets as of December 31	**$2,582**	$ 2,208	**$1,737**	$1,467	**$4,319**	$ 3,675

The following table presents the funded status and the reconciliation of the funded status to amounts recognized in the Consolidated Balance Sheets and in accumulated other comprehensive loss as of December 31:

In millions	U.S. Pension Benefits		International Pension Benefits		Total Pension Benefits	
	2009	2008	2009	2008	2009	2008
Funded status	**$ (822)**	$(1,019)	**$(226)**	$(178)	**$(1,048)**	$(1,197)
Amounts recognized in the Consolidated Balance Sheets						
Noncurrent assets	**$ —**	$ —	**$ 244**	$ 251	**$ 244**	$ 251
Current liabilities	**(8)**	(8)	**(16)**	(16)	**(24)**	(24)
Noncurrent liabilities	**(814)**	(1,011)	**(454)**	(413)	**(1,268)**	(1,424)
Net amounts recognized	**$ (822)**	$(1,019)	**$(226)**	$(178)	**$(1,048)**	$(1,197)
Amounts recognized in accumulated other comprehensive loss						
Net actuarial loss	**$1,074**	$ 1,370	**$ 883**	$ 748	**$ 1,957**	$ 2,118
Prior service cost	**1**	1	**(1)**	1	**—**	2
Total	**$1,075**	$ 1,371	**$ 882**	$ 749	**$ 1,957**	$ 2,120

For pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of assets were $4,310 million, $4,254 million and $3,030 million, respectively, as of December 31, 2009, and $4,002 million, $3,954 million and $2,567 million, respectively, as of December 31, 2008.

The net periodic benefit (income) cost of the pension plans for years ended December 31 was as follows:

	U.S. Pension Benefits			International Pension Benefits			Total Pension Benefits		
In millions	**2009**	**2008**	**2007**	**2009**	**2008**	**2007**	**2009**	**2008**	**2007**
Net service cost	**$—**	$—	$—	**$ 17**	$ 27	$ 38	**$ 17**	$ 27	$ 38
Interest cost	**195**	195	184	**92**	103	96	**287**	298	280
Expected return on plan assets	**(180)**	(248)	(245)	**(110)**	(124)	(131)	**(290)**	(372)	(376)
Settlement charge	**—**	—	—	**3**	4	8	**3**	4	8
Amortization of:									
Prior service cost	**—**	—	—	**1**	7	12	**1**	7	12
Actuarial loss	**94**	1	3	**47**	60	79	**141**	61	82
Net benefit (income) cost	**$ 109**	$ (52)	$ (58)	**$ 50**	$ 77	$ 102	**$ 159**	$ 25	$ 44

There is no net service cost related to the U.S. pension plan due to the Company's decision to freeze the plan effective January 1, 2007. Of the total expense presented in the tables above, the amounts allocated to discontinued operations totaled $6 million in 2007.

During 2009, NCR closed its United Kingdom-based manufacturing operation, resulting in a significant reduction in the number of employees enrolled in one of our defined benefit plans. The workforce reduction was accounted for as a curtailment and as such, the actuarial liability associated with the plan was re-measured as of July 1, 2009. As a result, the pension liability and accumulated other comprehensive loss were increased by $35 million. This curtailment did not have a material impact on net loss in 2009.

In May of 2009, NCR completed a consultation process with employee representatives, which was required to freeze the benefits in one of our United Kingdom defined benefit plans, effective July 1, 2009. This action was accounted for as a curtailment and as such, the actuarial liability associated with the plan was re-measured as of May 31, 2009. As a result, the prepaid pension asset and accumulated other comprehensive income were reduced by $85 million. This curtailment did not have a material impact on net loss in 2009.

The weighted average rates and assumptions used to determine benefit obligations as of December 31 were as follows:

	U.S. Pension Benefits		International Pension Benefits		Total Pension Benefits	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**
Discount rate	**5.8%**	6.3%	**4.9%**	5.3%	**5.4%**	5.9%
Rate of compensation increase	**N/A**	N/A	**2.6%**	3.9%	**2.6%**	3.9%

The weighted average rates and assumptions used to determine net periodic benefit cost for years ended December 31 were as follows:

	U.S. Pension Benefits			International Pension Benefits			Total Pension Benefits		
	2009	**2008**	**2007**	**2009**	**2008**	**2007**	**2009**	**2008**	**2007**
Discount rate	**6.3%**	6.3%	5.8%	**5.3%**	5.4%	4.9%	**5.9%**	5.9%	5.4%
Expected return on plan assets	**7.8%**	7.8%	8.0%	**6.1%**	6.3%	6.6%	**7.1%**	7.2%	7.4%
Rate of compensation increase	**N/A**	N/A	N/A	**3.9%**	4.1%	3.7%	**3.9%**	4.1%	3.7%

The discount rate used to determine year-end 2009 U.S. benefit obligations was derived by matching the plans' expected future cash flows to the corresponding yields from the Citigroup Pension Discount Curve. This yield curve has been constructed to represent the available yields on high-quality, fixed-income investments across a broad range of future maturities. International discount rates were determined by examining interest rate levels and trends within each country, particularly yields on high-quality, long-term corporate bonds, relative to our future expected cash flows.

NCR employs a building block approach as its primary approach in determining the long-term expected rate of return assumption for plan assets. Historical market returns are studied and long-term relationships between equities and fixed income are preserved consistent with the widely accepted capital market principle that assets with higher volatilities generate higher returns over the long run. Current market factors, such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The expected long-term portfolio return is established for each plan via a building block approach with proper rebalancing consideration. The result is then adjusted to reflect additional expected return from active management net of plan expenses. Historical plan returns, the expectations of other capital market participants, and peer data are all used to review and assess the results for reasonableness and appropriateness.

The expected return on plan assets component of pension expense for our U.S. pension plan was determined using the expected rate of return and a calculated value of assets, referred to as the "market-related value." The market-related value for this plan was $2,322 million and $2,427 million as of December 31, 2009 and 2008, respectively, which is less than the fair value of plan assets by $258 million and greater than the fair value of plan assets by $221 million, respectively. Differences between the assumed and actual returns are amortized to the market-related value on a straight-line basis over a five-year period. Differences in excess of 10% of the market value are recognized immediately. Similar approaches are employed in determining expense for NCR's international plans.

Gains and losses have resulted from changes in actuarial assumptions and from differences between assumed and actual experience, including, among other items, changes in discount rates and differences between actual and assumed asset returns. These gains and losses (except those differences being amortized to the market-related value) are only amortized to the extent that they exceed 10% of the higher of the market-related value or the projected benefit obligation of each respective plan. As a result, for the U.S. pension plan, unrecognized net losses of $330 million are not expected to be amortized during fiscal 2010. The remaining unrecognized net losses in excess of the corridor are $980 million and are being amortized over the expected remaining service periods of active plan participants (approximately 8.3 years during fiscal 2010). Similar approaches are employed in amortizing gains and losses for NCR's other U.S. and international plans.

Plan Assets The weighted average asset allocations as of December 31, 2009 and 2008 by asset category are as follows:

	U.S. Pension Fund			International Pension Funds		
	Actual Allocation of Plan Assets as of December 31		Target Asset Allocation	Actual Allocation of Plan Assets as of December 31		Target Asset Allocation
	2009	**2008**		**2009**	**2008**	
Equity securities	**56%**	55%	50-59%	**50%**	44%	43-56%
Debt securities	**39%**	40%	37-43%	**39%**	45%	34-46%
Real estate	**5%**	5%	4-6%	**6%**	6%	4-7%
Other	**0%**	0%	0-1%	**5%**	5%	4-7%
Total	**100%**	100%		**100%**	100%	

The fair value of plan assets as of December 31, 2009 by asset category is as follows:

U.S Pension Plans In thousands Assets	Notes	Fair Value as of December 31, 2009	Fair Value Measurements at Reporting Date Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:					
Preferred stock	1	$ 6,868	$ 6,348	$ —	$ 520
Common stock	1	878,788	869,859	21	8,908
Fixed income securities:					
Government securities	2	30,589	—	30,589	—
Corporate debt	3	229,989	—	220,166	9,823
Other types of investments:					
Money market funds		48,066	—	48,066	—
Common and commingled trusts—Equities	4	467,325	—	467,325	—
Common and commingled trusts—Fixed Income	4	632,047	—	632,047	—
Common and commingled trusts—Short Term Investments	4	19,133	—	19,133	—
Partnership / joint venture interests—Real estate	5	27,756	—	—	27,756
Partnership / joint venture interests—Other	5	72,925	—	—	72,925
Mutual funds	4	95,891	95,891	—	—
Real estate and other	5	72,455	67,975	501	3,979
Total		$2,581,832	$1,040,073	$1,417,848	$123,911

International Pension Plans In thousands Assets	Notes	Fair Value as of December 31, 2009	Fair Value Measurements at Reporting Date Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:					
Common stock	1	$ 439,329	$ 439,329	$ —	$ —
Fixed income securities:					
Corporate debt	3	77,907	—	77,907	—
Other types of investments:					
Money market funds		22,441	—	22,441	—
Common and commingled trusts—Equities	4	407,056	32,458	374,598	—
Common and commingled trusts—Fixed Income	4	538,104	—	538,104	—
Common and commingled trusts—Balanced	4	32,869	—	32,869	—
Partnership / joint venture interests	5	53,965	—	—	53,965
Insurance products	4	49,911	—	49,911	—
Mutual funds	4	9,368	9,368	—	—
Real estate and other	5	105,903	—	16,709	89,194
Total		$1,736,853	$ 481,155	$1,112,539	$143,159

Notes:

1 - Common and preferred stocks are valued based on quoted market prices at the closing price as reported on the active market on which the individual securities are traded.

2 - Government securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the

security is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields on similar instruments but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks.

3 - Corporate debt is valued primarily based on observable market quotations for similar bonds at the closing price reported on the active market on which the individual securities are traded. When such quoted prices are not available, the bonds are valued using a discounted cash flows approach using current yields on similar instruments of issuers with similar credit ratings.

4 - Common/collective trusts and registered investment companies (RICs) such as mutual funds are valued using a Net Asset Value (NAV) provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund, divided by the number of shares or units outstanding. The fair value of the underlying securities within the fund, which are generally traded on an active market, are valued at the closing price reported on the active market on which those individual securities are traded. For investments not traded on an active market, or for which a quoted price is not publicly available, a variety of unobservable valuation methodologies, including discounted cash flow, market multiple and cost valuation approaches, are employed by the fund manager to value investments. This valuation approach is often used in valuing insurance products with underlying investments in mutual funds, commingled funds and pooled separate accounts

5 - Partnership/joint ventures and hedge funds are valued based on the fair value of the underlying securities within the fund, which include investments both traded on an active market and not traded on an active market. For those investments that are traded on an active market, the values are based on the closing price reported on the active market on which those individual securities are traded and in the case of hedge funds they are valued using a Net Asset Value (NAV) provided by the manager of each fund. For investments not traded on an active market, or for which a quoted price is not publicly available, a variety of unobservable valuation methodologies, including discounted cash flow, market multiples and cost valuation approaches, are employed by the fund manager to value investments.


Form 10-K

The follow table presents the reconciliation of the beginning and ending balances of those plan assets classified within Level 3 of the valuation hierarchy. When the determination is made to classify the plan assets within Level 3, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement.

In thousands	US Pension Plans	International Pension Plans
Beginning balance of Level 3 plan assets	$ 90,445	$134,403
Realized and unrealized gains and losses, net	10,856	12,159
Purchases, sales and settlements	20,247	(3,403)
Transfers into Level 3	2,363	—
Ending balance of Level 3 plan assets	$123,911	$143,159

Investment Strategy NCR employs a total return investment approach, whereby a mix of equities, fixed-income and real estate investments are used to maximize the long-term return of plan assets subject to a prudent level of risk. The risk tolerance is established for each plan through a careful consideration of plan liabilities, plan funded status and corporate financial condition. The investment portfolios contain a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, small and large capitalization stocks, and growth and value stocks. Fixed-income assets are also diversified across U.S. and non-U.S. issuers, type of fixed-income security (i.e., government bond, corporate bonds, mortgage-backed securities) and credit quality. Where applicable, real estate investments are made through real estate securities, partnership interests or direct investment and are diversified by property type and location. Other assets, such as cash or private equity are used judiciously to improve portfolio diversification and enhance risk-adjusted portfolio returns. Derivatives may be used to adjust market exposures in an efficient and timely manner. Due to the timing of security purchases and sales, cash held by fund managers is classified in the same asset category as the related investment. Rebalancing algorithms are applied to keep the asset mix of the plans from deviating excessively from their targets. Investment risk is measured and monitored on an ongoing basis through regular performance reporting, investment manager reviews, actuarial liability measurements and periodic investment strategy reviews.

Postretirement Plans

Reconciliation of the beginning and ending balances of the benefit obligation for NCR's U.S. postretirement plan is as follows:

In millions	Postretirement Benefits	
	2009	2008
Change in benefit obligation		
Benefit obligation as of January 1	**$116**	$134
Gross service cost	**—**	—
Interest cost	**6**	7
Actuarial (gain) loss	**6**	(8)
Plan participant contributions	**6**	8
Benefits paid	**(23)**	(25)
Benefit obligation as of December 31	**$111**	$116

The following table presents the funded status and the reconciliation of the funded status to amounts recognized in the Consolidated Balance Sheets and in accumulated other comprehensive loss as of December 31:

In millions	Postretirement Benefits	
	2009	2008
Benefit obligation	**$(111)**	$(116)
Amounts recognized in the Consolidated Balance Sheets		
Current liabilities	**$ (15)**	$ (17)
Noncurrent liabilities	**(96)**	(99)
Net amounts recognized	**$(111)**	$(116)
Amounts recognized in accumulated other comprehensive loss		
Net actuarial loss	**$ 51**	$ 48
Prior service credit	**(88)**	(101)
Total	**$ (37)**	$ (53)

The net periodic benefit (income) cost of the postretirement plan for the years ended December 31 was:

In millions	Postretirement Benefits		
	2009	2008	2007
Interest cost	**$ 7**	$ 7	$ 7
Net service cost	**—**	—	—
Amortization of:			
Prior service cost	**(13)**	(13)	(13)
Actuarial loss	**3**	4	5
Net benefit income	**$ (3)**	$ (2)	$ (1)

The postretirement expense related to discontinued operations was immaterial in 2007.

The assumptions utilized in accounting for postretirement benefit obligations as of December 31 and for postretirement benefit income for the years ended December 31 were:

	Postretirement Benefit Obligations		Postretirement Benefit Costs		
	2009	**2008**	**2009**	**2008**	**2007**
Discount rate	**5.0%**	6.3%	**6.3%**	6.0%	5.5%

Assumed healthcare cost trend rates as of December 31 were:

	2009		2008	
	Pre-65 Coverage	**Post-65 Coverage**	**Pre-65 Coverage**	**Post-65 Coverage**
Healthcare cost trend rate assumed for next year	**9.0%**	**7.0%**	10.0%	7.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.0%**	**5.0%**	5.0%	5.0%
Year that the rate reaches the ultimate rate	**2018**	**2018**	2018	2018

In addition, a one percentage point change in assumed healthcare cost trend rates would have the following effects on the postretirement benefit income and obligation:

In millions	1% Increase	1% Decrease
2009 service cost and interest cost	$—	$—
Postretirement benefit obligation as of December 31, 2009	$ 7	$ (7)

Postemployment Benefits

Reconciliation of the beginning and ending balances of the benefit obligation for NCR's postemployment plan was:

In millions	Postemployment Benefits 2009	Postemployment Benefits 2008
Change in benefit obligation		
Benefit obligation as of January 1	**$327**	$302
Restructuring program cost	**—**	40
Service cost	**25**	23
Interest cost	**13**	15
Benefits paid	**(56)**	(58)
Foreign currency exchange	**6**	(2)
Actuarial gain (loss)	**(8)**	7
Benefit obligation as of December 31	**$307**	$327

The following tables present the funded status and the reconciliation of the funded status to amounts recognized in the Consolidated Balance Sheets and in accumulated other comprehensive loss at December 31:

In millions	Postemployment Benefits	
	2009	**2008**
Benefit obligation	**$(307)**	$(327)
Amounts recognized in the Consolidated Balance Sheets		
Current liabilities	**$ (48)**	$ (67)
Noncurrent liabilities	**(259)**	(260)
Net amounts recognized	**$(307)**	$(327)
Amounts recognized in accumulated other comprehensive loss		
Net actuarial loss	**$ 112**	$ 125
Prior service credit	**(2)**	(3)
Total	**$ 110**	$ 122

The net periodic benefit cost of the postemployment plan for years ended December 31 was:

In millions	Postemployment Benefits		
	2009	**2008**	**2007**
Service cost	**$ 25**	$ 23	$ 29
Interest cost	**13**	15	15
Amortization of prior service cost	**(1)**	—	—
Amortization of actuarial loss	**12**	13	22
Net benefit cost	**$ 49**	$ 51	$ 66
Restructuring severance cost	**—**	40	60
Net benefit cost	**$ 49**	$ 91	$126

Of the total expense presented in the table above, the amounts allocated to discontinued operations totaled $12 million in 2007.

The weighted average assumptions utilized in accounting for postemployment benefit obligations as of December 31 and for postemployment benefit costs for the years ended December 31 were:

	Postemployment Benefit Obligations		Postemployment Benefit Costs		
	2009	**2008**	**2009**	**2008**	**2007**
Discount rate	**4.3%**	4.6%	**4.6%**	5.3%	4.9%
Salary increase rate	**3.6%**	3.6%	**3.6%**	4.1%	3.7%
Involuntary turnover rate	**5.0%**	5.0%	**5.0%**	5.0%	5.0%

The below table presents each relevant component of other comprehensive income related to NCR's benefit plans as of December 31, 2009, including the tax effects of each component:

In millions	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Prior service cost during year	$ 1	$ —	$ 1
Amortization of prior service cost	(12)	5	(7)
Net loss arising during year	59	(71)	(12)
Actuarial gain (loss) included in benefits expense	160	(44)	116
Total benefit plans	$208	$(110)	$ 98

Cash Flows Related to Employee Benefit Plans

Cash Contributions NCR does not expect to be required to contribute to the U.S. qualified pension plan in 2010; however, the Company plans to contribute approximately $100 million to the international pension plans and $10 million to the executive pension plan in 2010. Due to the decline in the fair value of our pension plan assets in 2008, we continue to have a significant, underfunded pension obligation that may require material increases in cash contributions in future years. The Company also expects to make contributions of $15 million to the U.S. postretirement plan and $47 million to the postemployment plan in 2010.

Estimated Future Benefit Payments NCR expects to make the following benefit payments reflecting past and future service from its pension, postretirement and postemployment plans:

In millions	U.S. Pension Benefits	International Pension Benefits	Total Pension Benefits	Postretirement Benefits	Postemployment Benefits
Year					
2010	$ 216	$114	$ 330	$15	$ 47
2011	$ 219	$ 98	$ 317	$14	$ 46
2012	$ 222	$ 99	$ 321	$13	$ 45
2013	$ 225	$100	$ 325	$12	$ 43
2014	$ 228	$102	$ 330	$11	$ 42
2015-2019	$1,194	$519	$1,713	$42	$185

Savings Plans U.S. employees and many international employees participate in defined contribution savings plans. These plans generally provide either a specified percent of pay or a matching contribution on participating employees' voluntary elections. NCR's matching contributions typically are subject to a maximum percentage or level of compensation. Employee contributions can be made pre-tax, after-tax or a combination thereof. The expense under the U.S. plan was approximately $8 million in 2009, $19 million in 2008 and $28 million in 2007. Of these amounts, the expense allocated to discontinued operations was approximately $8 million in 2007. The expense under international and subsidiary savings plans was $15 million in 2009, $15 million in 2008 and $21 million in 2007. Of these, the expense allocated to discontinued operations was approximately $4 million in 2007.

Note 10 Derivatives and Hedging Instruments

NCR is exposed to risks associated with changes in foreign currency exchange rates and interest rates. NCR utilizes a variety of measures to monitor and manage these risks, including the use of derivative financial instruments. NCR has exposure to approximately 50 functional currencies. Due to our global operations, weakness in some of these currencies is sometimes offset by strengths in others. Since a substantial portion of our operations and revenues occur outside the United States (U.S.), and in currencies other than the U.S. Dollar, our results can be significantly impacted, both positively and negatively, by changes in foreign currency exchange rates.

Foreign Currency Exchange Risk Our risk management strategy includes hedging, on behalf of each subsidiary, a portion of our forecasted, non-functional currency denominated cash flows for a period of up to 15 months. As a result, some of the impact of currency fluctuations on non-functional currency denominated transactions (and hence on subsidiary operating income, as stated in the functional currency), is mitigated in the near term. The amount we hedge and the duration of hedge contracts may vary significantly. In the longer term (greater than 15 months), the subsidiaries are still subject to the effect of translating the functional currency results to U.S. Dollars. To manage our exposures and mitigate the impact of currency fluctuations on the operations of our foreign subsidiaries, we hedge our main transactional exposures through the use of foreign exchange forward contracts. This is primarily done through the hedging of foreign currency denominated inter-company inventory purchases by NCR's marketing units and of foreign currency denominated sales by our manufacturing units. As these transactions are firmly committed and forecasted, the related foreign exchange contracts are designated as highly effective cash flow hedges. The gains or losses on these hedges are deferred in accumulated other comprehensive income (loss) (AOCI) and reclassified to income when the underlying hedged transaction has been completed and is recorded in earnings. The gains or losses from derivative contracts related to inventory purchases are recorded in cost of products when the inventory is sold to an unrelated third party.

We also utilize foreign exchange contracts to hedge our exposure of assets and liabilities denominated in non-functional currencies. We generally recognize the gains and losses on these types of hedges in earnings as exchange rates change. We do not enter into hedges for speculative purposes.

Interest Rate Risk Interest rate risk associated with our borrowing is not considered material to our consolidated financial position, results of operations or cash flows as of December 31, 2009 based on the level of current borrowings and maturity dates. As such, we held no derivative financial instruments related to interest rate risk as of December 31, 2009.

The following tables provide information on the location and amounts of derivative fair values in the Consolidated Balance Sheet and derivative gains and losses in the Consolidated Statement of Operations:

In millions	Fair Values of Derivative Instruments					
	Asset Derivatives			Liability Derivatives		
	December 31, 2009			December 31, 2009		
	Balance Sheet Location	Notional Amount	Fair Value	Balance Sheet Location	Notional Amount	Fair Value
Derivatives designated as hedging instruments						
Foreign exchange forward contracts	Other assets	$—	$—	Other liabilities	$—	$—
Total derivatives designated as hedging instruments			$—			$—
Derivatives not designated as hedging instruments						
Foreign exchange forward contracts	Other assets	$ 56	$ 1	Other liabilities	$ 53	$ 1
Total derivatives not designated as hedging instruments			$ 1			$ 1
Total derivatives			$ 1			$ 1

The effect of derivative instruments on the Consolidated Statements of Operations for the years ended December 31, 2009 and December 31, 2008 are as follows:

In millions	Amount of Gain (Loss) Recognized in AOCI on Derivative (Effective Portion)			Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)			Amount of Gain Recognized in Income on Derivative (Ineffective portion and Amount Excluded from Effectiveness Testing)	
Derivatives in Cash Flow Hedging Relationships	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	Location of Gain Reclassified from AOCI into Income (Effective Portion)	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008
Foreign exchange forward contracts	**$8**	$(7)	Cost of products	**$(9)**	$3	Other income (expense)	**$1**	$—

In millions Derivatives not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in the Consolidated Statement of Operations	Amount of Gain (Loss) Recognized in the Consolidated Statement of Operations	
		For the Year Ended December 31, 2009	For the Year Ended December 31, 2008
Foreign exchange forward contracts	Other income (expense)	$(6)	$11
Foreign exchange forward contracts	Cost of products	$ 6	$ 6

Concentration of Credit Risk NCR is potentially subject to concentrations of credit risk on accounts receivable and financial instruments such as hedging instruments and cash and cash equivalents. Credit risk includes the risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized on the Consolidated Balance Sheets. Exposure to credit risk is managed through credit approvals, credit limits, selecting major international financial institutions (as counterparties to hedging transactions) and monitoring procedures. NCR's business often involves large transactions with customers, and if one or more of those customers were to default on its obligations under applicable contractual arrangements, the Company could be exposed to potentially significant losses. However, management believes that the reserves for potential losses are adequate. As of December 31, 2009 and 2008, NCR did not have any major concentration of credit risk related to financial instruments.

Note 11 Commitments and Contingencies

In the normal course of business, NCR is subject to various regulations, proceedings, lawsuits, claims and other matters, including actions under laws and regulations related to the environment and health and safety, among others. NCR believes the amounts provided in its Consolidated Financial Statements, as prescribed by GAAP, are adequate in light of the probable and estimable liabilities. The Company does not currently expect to incur material capital expenditures related to compliance with such laws and regulations. However, there can be no assurances that the actual amounts required to satisfy alleged liabilities from various lawsuits, claims, legal proceedings and other matters, including the Fox River environmental matter and other matters discussed below, and to comply with applicable laws and regulations, will not exceed the amounts reflected in NCR's Consolidated Financial Statements or will not have a material adverse effect on its consolidated results of operations, capital expenditures, competitive position, financial condition or cash flows. Any costs that may be incurred in excess of those amounts provided as of December 31, 2009 cannot currently be reasonably determined.


Form 10-K

The United States Department of Justice is conducting an investigation regarding the propriety of the Company's former Teradata Data Warehousing business's arrangements and understandings with others in connection with certain federal contracts. In connection with the spin-off of Teradata on September 30, 2007, the responsibility for this matter, together with the related reserve, was distributed to Teradata Corporation. While the Company may be subject to ostensible exposure inasmuch as it was the contracting party in the matter at issue, Teradata Corporation is generally obligated to indemnify the Company for any losses arising out of this matter.

A separate portion of the government's investigation relates to the adequacy of pricing disclosures made to the government in connection with negotiation of the Company's General Services Administration Federal Supply Schedule and to whether certain subsequent price reductions were properly passed on to the government. Both Teradata Corporation and the Company are participating in this aspect of the investigation, with respect to certain products and services of each, and each will assume financial responsibility for its own exposures, if any, without indemnification from the other. At this time, the Company is unable to determine whether it has probable liability with respect to this aspect of the investigation.

On October 7, 2008, NCR and its services subsidiary, First Level Technology LLC (First Level), were served with a Fair Labor Standards Act (FLSA) and state law complaint filed in federal court in Chicago, Illinois alleging that certain First Level employees were engaged in "off-the-clock" work for which they were not compensated, as well as working through unpaid meal and rest breaks in violation of law. On July 3, 2009, the Company reached agreement in principle to settle the case by stipulating to a so-called Rule 23 opt-out class and creating an associated settlement fund of $600,000. The opt-out period ended in the fourth quarter of 2009 and sufficiently few class members opted out, such that conditions required for the settlement were met. The members in the class will also be eligible to receive an FLSA award out of a prior California FLSA settlement. NCR recorded an accrual of $12 million as of December 31, 2008 to recognize the Company's expected liability under the previously reported California settlement and the Illinois settlement as well as other expenses related to the lawsuits, including the payment of administrative costs, certain employee taxes, and other expenses. Payment of the Illinois settlement is expected to occur early in 2010.

In August 2009, a federal court in Ohio granted motions for summary judgment against NCR in two companion class actions brought on behalf of certain unionized retirees, who claimed that the Company's 2003 decision to terminate certain benefits payable on death violated collective bargaining agreements and other rights. The Company has appealed the decision to the Sixth Circuit Court of Appeals. If affirmed on appeal, the decision will require the Company to restore the death benefit, at an approximate cost of $6 million, which NCR recognized as other expense during 2009.

Environmental Matters NCR's facilities and operations are subject to a wide range of environmental protection laws, and NCR has investigatory and remedial activities underway at a number of facilities that it currently owns or operates, or formerly owned or operated, to comply, or to determine compliance, with such laws. Also, NCR has been identified, either by a government agency or by a private party seeking contribution to site clean-up costs, as a potentially responsible party (PRP) at a number of sites pursuant to various state and federal laws, including the Federal Water Pollution Control Act, the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and comparable state statutes. Other than the matter detailed below, we currently do not anticipate material expenses and liabilities from these other environmental matters.

NCR is one of eight entities that have been formally notified by governmental and other entities (such as local Native American tribes) that they are PRPs for environmental claims under CERCLA and other statutes arising out of the presence of polychlorinated biphenyls (PCBs) in sediments in the lower Fox River and in the Bay of Green Bay in Wisconsin. NCR was identified as a PRP because of alleged PCB discharges from two carbonless copy paper manufacturing facilities it previously owned, which were located along the Fox River. Some parties contend that NCR is also responsible for PCB discharges from paper mills owned by other companies because carbonless paper manufactured by NCR was allegedly purchased by those mills as a raw material for their paper making processes. NCR sold the facilities in 1978 to Appleton Papers Inc. (API), which has also been identified as a PRP. The other Fox River PRPs that received notices are P.H. Glatfelter Company, Georgia-Pacific Consumer Products LP (GP, successor to Fort James Operating Company), WTM I Co. (formerly Wisconsin Tissue Mills, now owned by Chesapeake Corporation), CBC Corporation (formerly Riverside Paper Corporation), U.S. Paper Mills Corp. (owned by Sonoco Products Company), and Menasha Corporation.

During the past several years, the United States Environmental Protection Agency (USEPA) and Wisconsin Department of Natural Resources (WDNR) (together, the Governments) assessed and developed clean-up plans for the upper and lower parts of the Fox River and for portions of Green Bay, contained in various Records of Decisions (RODs) issued in January 2003, July 2003 and June 2007 (the last is referred to as the Amended ROD). In general, the clean-up plan or remedy calls for a combination of dredging and capping to remediate the sediments in the river, and for monitored natural attenuation in Green Bay. Since 2004, the Company has been involved in certain aspects of the clean-up project, including performance, with GP, of engineering design work for the clean-up under an Administrative Order on Consent (AOC) entered into with the Governments. In addition, the Company, with U.S. Paper Mills, performed specific remedial action involving an area of elevated PCB incidence downriver of the De Pere Dam (Phase 1 work), pursuant to a consent decree with the Governments that was approved in November 2006.

On November 13, 2007, the Governments issued a unilateral administrative order (Order) under Section 106 of CERCLA to all eight of the PRPs identified above. The Order requires the PRPs to implement the remedial work in the lower river in accordance with the requirements of the Amended ROD. NCR and API are working with the Governments to implement certain provisions of the Order (one other PRP is making certain voluntary financial contributions toward the work being conducted under the Order), which among other things, required that full-scale remediation begin in 2009. In-water work began on schedule in April 2009, following construction of a facility to house the remediation operations in Green Bay, Wisconsin.

In its meeting on April 22, 2009, the NCR Board of Directors approved the terms of a contract with Tetra Tech, an environmental remediation contractor, to perform the remediation work at the Fox River consistent with the requirements of the Amended ROD. Prior to this, Tetra Tech had performed certain preparatory work pursuant to an interim contract with API. At the same meeting, the Board of Directors also approved the formation of a limited liability corporation (LLC), which NCR and API formed on April 27, 2009, for purposes of, among other things, entering into the Tetra Tech remediation contract. Other PRPs may join the LLC in the future, if and as they enter into settlements or otherwise agree to join in funding the remediation efforts. The LLC entered into the remediation contract with Tetra Tech on April 27, 2009, and in-water dredging and remediation by Tetra Tech commenced thereafter. The Company and API funded the LLC's initial operations, with NCR contributing approximately $30 million in the second quarter of 2009 in addition to amounts contributed by API. Such funding will be subject to regular replenishment on an ongoing basis tied to the remediation schedule, consistent with the Company's Fox River reserve, discussed below. The Tetra Tech contract also requires that the LLC members provide promissory notes to provide Tetra Tech financial assurance against the prospect that the LLC will terminate the contract before completion of the remediation for reasons other than "cause," an event the likelihood of which the Company currently considers remote. The maximum obligation under the Company's note is approximately $20 million; however, the amount will vary based on a formula tied to conditions set forth in the contract, and generally is expected to decrease over time.

NCR and API share their portion of the cost of the Fox River clean-up and natural resource damages based upon an agreement and an arbitration award, which result in a 45% share for NCR of the first $75 million of such costs—a threshold that was reached in the second quarter of 2008—and a 40% share for amounts in excess of $75 million.

On January 7, 2008, NCR and API filed a lawsuit in federal court in Green Bay, Wisconsin, seeking a judicial ruling determining each PRP's allocable responsibility for the cost of performing the remedial work at the Fox River (the "allocation litigation"). As of December 31, 2009, there were a total of 28 PRP defendants in that case and a companion consolidated case. A number of counterclaims seeking contribution under CERCLA and under various state law theories have been filed and are pending against NCR and API. On September 23, 2008, the court issued a Case Management Decision and Scheduling Order setting a "Phase I trial" limited to the questions of (i) when each party knew or should have known that recycling NCR-brand carbonless copy paper would result in the discharge of PCBs to a waterbody, thereby risking environmental damage; and (ii) what, if any, actions each party took upon acquiring such knowledge to avoid the risk of further PCB contamination. The court's order also limited initial discovery proceedings to the same questions.

On December 16, 2009, the court issued a ruling cancelling the Phase I trial and granting motions for summary judgment filed by certain of the defendants against NCR and API. The court held that NCR and API could not recover from these defendants any costs that NCR and API have incurred in the Fox River cleanup. The court based this ruling on a finding that NCR should have known, in the late 1960s, that the use of PCBs in carbonless copy paper presented an "appreciable risk of serious and long-lasting damage," whereas, it concluded, defendants did not know of PCB risks until after the majority of PCBs were released to the river. The court's ruling was also based on a finding that because NCR chose to use and introduce PCBs into the stream of commerce, it should bear the financial consequences of that decision. The Company intends to appeal the ruling to the United States Court of Appeals for the Seventh Circuit. In light of a subsequent February 2010 order by the district court denying a request to initiate an immediate appeal, the Company does not expect to be able to prosecute its appeal until the remaining claims in the litigation, including counterclaims brought by the defendants against NCR and API for reimbursement of previously incurred expenses and other matters, are resolved. This may take as much as a year or more.

The extent of NCR's potential liability remains subject to many uncertainties. NCR's eventual remediation liability—which is expected to be paid out over a period extending through at least approximately 2019, followed by long-term monitoring for several decades—will depend on a number of factors. In general, the most significant factors include: (1) the total clean-up costs for each of the segments of the river; (2) the total natural resource damages for the site; (3) the shares NCR and API will jointly bear of future clean-up costs and natural resource damages as former and current owners of paper manufacturing facilities located along the Fox River; (4) the share NCR will bear of the joint NCR/API payments for such clean-up costs and natural resource damages; and (5) NCR's transaction and litigation costs to defend itself in this matter, including participation in the allocation litigation. In establishing the reserve, NCR attempts to estimate a range of reasonably possible outcomes for each of these factors, although each range is itself highly uncertain. NCR uses its best estimate within the range where that is possible. Where there is a range of equally possible outcomes, and there is no amount within that range that is considered to be a better estimate than any other amount, NCR uses the low end of the range. These factors are discussed below:

For the first factor described above, NCR utilizes a best estimate of $933 million as the total of the clean-up costs for each of the segments of the river. The estimated total cost amount of $933 million includes estimates for the Operable Unit (OU) 1 through OU 5 work, including the remaining amount of work to be performed under the April 2009 Tetra Tech remediation contract, the Phase 1 work and the remedial design work. It adds to these estimates a 15% contingency for probable cost overruns based on historical experience; an estimate for the Governments' future oversight costs; an amount for the Governments' past oversight costs; an estimate for long-term monitoring extending over several decades; and an estimate for value engineering savings (potential projects intended to reduce the cost of the remediation). There can be no assurances that this estimated total cost amount will not be significantly higher as remediation work progresses. A range of reasonably possible outcomes with respect to total costs is difficult to state, but if the portion of the cost estimate relating to the contingency for cost overruns and unexpected expenses were twice our estimate, the total cost would increase to approximately $998 million.

Second, for total natural resource damages (NRD), NCR uses a best estimate of $76 million. NCR believes the range of reasonably possible outcomes for NRD, if it were to be litigated, is between zero and $246 million. The federal government has recently indicated, in a filing in a PRP's bankruptcy proceeding, that claims for NRD could be as high as $382 million.

Third, for the NCR/API shares of future clean-up costs, which are expected to be determined in the allocation litigation referenced above, NCR has modified the basis previously used for this component of the reserve (in the past, the company used the low end of a range of outcomes, based primarily on the proximity of areas to be remediated to the locations at which PCBs were released into the river). In light of the Wisconsin federal court's December 16, 2009 ruling described above, NCR's reserve at December 31, 2009 assumes that NCR and API will be responsible for the full extent of the cleanup activities they are undertaking, which the Company considers a best estimate, and for a substantial portion of the counterclaims filed against NCR and API, as to which the Company uses the low end of a range of equally possible outcomes. At this point the Company is unable to determine whether the defendants will pay portions of the Fox River liability, and if so in what amount; the Governments have indicated their intention to continue pressing claims and settlement demands against the defendants, but NCR's reserve does not assume any such payments or settlements. As for the NCR/API share of NRD, which is discussed above, NCR uses a best estimate.

Fourth, for the NCR share of the joint NCR/API payments, as discussed above, NCR's percentage share is set by an agreement between NCR and API and a subsequent arbitration award. NCR's analysis of this factor assumes that API is able to pay its percentage share of the NCR/API joint share. Additionally, the API obligation to NCR is shared on a joint and several basis by a third party, B.A.T. Industries p.l.c., which is a co-party to the same agreement and arbitration award, and this analysis likewise assumes that B.A.T. Industries p.l.c. would be financially viable and able to pay the joint and several obligation if API is unable to do so. API itself is indemnified by another company, Arjo Wiggins Appleton Ltd., which has funded and managed API's liability to date.

Finally, NCR estimated the transaction costs it is likely to incur to defend this matter through 2019, the time period NCR's engineering consultants believe it will take to implement the remedy for the river. This estimate is based on an analysis of NCR's costs since this matter first arose in 1995 and on estimates of what NCR's defense and transaction costs will be in the future. NCR expects that the bulk of these transaction costs have been and will be incurred in the 2008-2012 time period. The costs incurred and expected to be incurred during that period include, in particular, transaction costs and fees related to completion of the design work, equipment purchases, commencement and continuation of clean-up activities in the river, and prosecution of the allocation litigation and the appeal discussed above.

In light of several factors—among them, the remedial design work conducted by NCR and GP, ongoing settlement discussions (including the prospects not only of group settlements but also of individual settlements for certain corporate or municipal entities), the efforts to implement the Order for clean-up of the lower river, the pending allocation litigation and appeal referenced above, the extent to which the Governments may press claims against the defendants for NRD and past costs, change orders or cost overruns that may result from the ongoing remediation efforts, the continued viability and willingness to pay of NCR's various indemnitors and co-obligors, and the subsequent value engineering efforts designed to make the cleanup more efficient and less costly—calculation of the Company's Fox River reserve has become subject to added layers of complexities, and it is possible there could be additional changes to some elements of the reserve over upcoming periods, although we are unable to predict or estimate such changes at this time.

In addition, the current economic recession may affect the Fox River cleanup, in particular with respect to the ability of PRPs to meet any obligations that may be placed upon them with respect to the cleanup or to remain as viable concerns; one of the original eight PRPs, WTM I Company, filed for bankruptcy on December 29, 2008, but the impact, if any, of that filing on that PRP's potential contributions to the clean-up cannot be determined at this time. Further, there can be no assurance that the clean-up and related expenditures will not have a material effect on NCR's capital expenditures, earnings, financial condition, cash flows, or competitive position.

As of December 31, 2009, the net reserve for the Fox River matter was approximately $202 million, compared to $88 million as of December 31, 2008. This reflects a $243 million increase in NCR's estimated liability due to an update for estimated total costs driven primarily by the December 16, 2009 court decision, offset by a $75 million increase in the indemnification asset from AT&T and Alcatel-Lucent, and payments of $54 million for clean-up activities and legal fees in 2009. NCR regularly re-evaluates the assumptions used in determining the appropriate reserve for the Fox River matter as additional information becomes available and, when warranted, makes appropriate adjustments. During 2009, NCR contributed approximately $39 million to the LLC in order to fund remediation activities and generally, by contract, funds three months' worth of remediation activities in advance. As of December 31, 2009, approximately $3 million remained from this funding and was recorded in other current assets in the Consolidated Balance Sheet. NCR's reserve for the Fox River matter is reduced as the LLC makes payments to Tetra Tech and other vendors with respect to remediation activities.

AT&T and Alcatel-Lucent are responsible severally (not jointly) for indemnifying NCR for certain portions of the amounts paid by NCR for the Fox River matter over a defined threshold. NCR's estimate of what AT&T and Alcatel-Lucent will pay under the indemnity is recorded as a long-term asset of approximately $120 million as of December 31, 2009, and is deducted in determining the net reserve discussed above. This asset, which was approximately $45 million as of December 31, 2008, decreased due to the effect of insurance recoveries, but this decrease was more than offset by the increase driven by the revised estimate of NCR's liability for the Fox River cleanup in light of the Wisconsin federal court's December 16, 2009 ruling. The asset balance can fluctuate not only with respect to total clean-up and other costs, but also with respect to insurance recoveries and certain tax impacts as measured by a contractual formula using prior-year effective tax rates. Such insurance recoveries and tax impacts are netted against the asset in proportions specified under the indemnity agreement (i.e., they typically decrease its amount). Insurance recoveries, whether by judgment or settlement, are the subjects of ongoing litigation and thus difficult to predict. NCR's insurance recoveries have the effect of reducing its receipts under the indemnity, and therefore insurance recoveries are not expected to materially reduce the Company's aggregate expenditures for the Fox River matter. The tax impact within the indemnity calculation is subject to substantial volatility regarding the Company's effective tax rate from year to year, rendering the future tax impacts highly uncertain. When actual payments, net of insurance recoveries and tax impacts, reach the indemnity threshold, the Company expects to commence collection of the related portions of the asset. In the absence of further insurance recoveries, the Company expects to achieve the threshold in 2010.

In connection with the Fox River matter, NCR has reached settlement agreements with certain of its principal insurance carriers in a combined total of approximately $67 million over the past several years, including $37 million received in 2009. Of the total amount collected to date, $9 million is subject to competing claims by another party, and NCR and the other party have agreed that these funds will be used for Fox River costs and will be shared on an agreed-upon basis (subject to reallocation at a later date). NCR's agreed-upon share of the $9 million is estimated to be $4 million. The Company is also engaged in litigation against several other insurance carriers in connection with the Fox River matter; that case, previously scheduled to go to trial in a Wisconsin state court in April of 2009, was recently reset for trial, which is now scheduled for August 2010.

It is difficult to estimate the future financial impact of environmental laws, including potential liabilities. NCR records environmental provisions when it is probable that a liability has been incurred and the amount or range of the liability is reasonably estimable. Provisions for estimated losses from environmental restoration and remediation are, depending on the site, based primarily on internal and third-party environmental studies (except for the Fox River site, where the estimated costs and natural resource damages are estimated as described above), estimates as to the number and participation level of any other PRPs, the extent of the contamination, and the nature of required clean-up and restoration actions. Reserves are adjusted as further information develops or circumstances change. Management expects that the amounts reserved from time to time will be paid out over the period of investigation, negotiation, remediation, restoration, and monitoring for the applicable sites. The amounts provided for environmental matters in NCR's Consolidated Financial Statements are the estimated gross undiscounted amounts of such liabilities, without deductions for insurance or third-party indemnity claims, except as qualified in the following sentences. Except for the sharing agreement with API described above with respect to the Fox River site, in those cases where insurance carriers or third-party indemnitors have agreed to pay any amounts and management believes that collectability of such amounts is probable, the amounts are recorded in the Consolidated Financial Statements. For the Fox River site, as described above, an asset relating to the AT&T and Alcatel-Lucent indemnity is recorded, because payment is considered probable and is supported by contractual agreements.

Guarantees and Product Warranties Guarantees associated with NCR's business activities are reviewed for appropriateness and impact to the Company's financial statements. NCR had no obligations related to such guarantees and therefore, its financial statements do not have any associated liability balance as of December 31, 2009 or 2008.

NCR provides its customers a standard manufacturer's warranty and records, at the time of the sale, a corresponding estimated liability for potential warranty costs. Estimated future obligations due to warranty claims are based upon historical factors, such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts. Upon consummating a sale, we recognize the total customer revenue and record the associated warranty liability using pre-established warranty percentages for that product class. From time to time, product design or quality corrections are accomplished through modification programs. When identified, associated costs of labor and parts for such programs are estimated and accrued as part of the warranty reserve.

The following table identifies the activity relating to the warranty reserve for the following years:

In millions	**2009**	**2008**	**2007**
Warranty reserve liability			
Beginning balance as of January 1	**$ 24**	$ 13	$ 13
Accruals for warranties issued	**47**	51	41
Settlements (in cash or in kind)	**(46)**	(40)	(41)
Ending balance as of December 31	**$ 25**	$ 24	$ 13

In addition, NCR provides its customers with certain indemnification rights. In general, NCR agrees to indemnify the customer if a third party asserts patent or other infringement on the part of the customer for its use of the Company's products. From time to time, NCR also enters into agreements in connection with its acquisition and divesture activities that include indemnification obligations by the Company. The fair value of these indemnification obligations is not readily determinable due to the conditional nature of the Company's potential obligations and the specific facts and circumstances involved with each particular agreement. The Company has not recorded a liability in connection with these indemnifications. Historically, payments made by the Company under these types of agreements have not had a material effect on the Company's consolidated financial condition, results of operations or cash flows.

Purchase Commitments The Company has purchase commitments for materials, supplies, services, and property, plant and equipment as part of the normal course of business. This includes a long-term service agreement with Accenture under which many of NCR's key transaction processing activities and functions are performed.

Leases NCR conducts certain of its sales and manufacturing operations using leased facilities, the initial lease terms of which vary in length. Many of the leases contain renewal options and escalation clauses that are not material to the overall lease portfolio. Future minimum lease payments, in millions, under non-cancelable operating leases as of December 31, 2009, for the following fiscal years were:

In millions	2010	2011	2012	2013	2014	Thereafter
Minimum lease obligations	$53	$44	$40	$34	$30	$42

Total rental expense for operating leases was $54 million in 2009, $58 million in 2008, and $62 million in 2007.

Note 12 Discontinued Operations

As discussed in Note 1, "Description of Business and Significant Accounting Policies," on September 30, 2007, NCR completed the spin-off of its Teradata Data Warehousing business through the distribution of a tax-free dividend of Teradata common stock to its stockholders.

As a result of the spin-off transaction, the Teradata Data Warehousing business has been classified as a discontinued operation in the Company's consolidated financial statements for all periods presented.

There were no revenues, operating expenses, or income tax benefits or expenses from the discontinued operation in 2009.

The following table and accompanying Notes present information related to the discontinued operation for the years ended December 31:

In millions	2008	2007 [1]
Total revenue	$—	$1,223
Total operating expenses (a,b)	4	1,046
Pretax (loss) income from discontinued operations	(4)	177
Income tax (benefit) expense (c)	(1)	74
(Loss) income from discontinued operations	$ (3)	$ 103

(1) NCR completed the spin-off of the Teradata Data Warehousing business on September 30, 2007.

Notes:

(a) Certain corporate overhead expenses previously allocated to Teradata were excluded from discontinued operations as they were ongoing expenses of NCR. These corporate overhead expenses are included in income from continuing operations and related primarily to general management, tax, investor relations, and public relations. These costs totaled $4 million for the year ended December 31, 2007.

(b) For the year ended December 31, 2008, the expense related to discontinued operations was primarily due to professional and consulting fees directly related to the spin-off of Teradata. In connection with the spin-off transaction, the Company incurred $55 million of costs in the year ended December 31, 2007, which were non-recurring and directly related to the spin-off and are therefore included in income from discontinued operations. These non-recurring costs were primarily for investment banking, legal, tax, accounting, and other professional and consulting fees.

(c) Includes the income tax effects of the items described in Notes (a) and (b) above.

During 2008, the Company made adjustments of $2 million to the net assets distributed. These adjustments resulted from the settlement of activity primarily related to accounts receivable, accounts payable, deferred revenue and property, plant and equipment. These adjustments were immaterial individually and in the aggregate. There were no such adjustments in 2009.

Note 13 Segment Information and Concentrations

Operating Segment Information Effective January 1, 2008, NCR reorganized its businesses and the management thereof to a functional geographic model, changing from the previous model of global business units organized by product and service offering. In order to align the Company's external reporting of its financial results with this organizational change, the Company modified its segment reporting. The Company now manages and reports its business in the following three segments:

- Americas;
- Europe, Middle East and Africa (EMEA); and
- Asia Pacific and Japan (APJ).

Each of these segments derives revenue by selling products and services to the financial services, retail and hospitality, travel and gaming, healthcare, entertainment and software and technology services industries. The Company's products, services and solutions enable NCR's customers to connect, interact and transact with their customers, and include: ATM hardware and software; traditional point-of-sale and self-checkout solutions; self-service kiosk solutions; business consumables; solutions that digitally capture, process and retain item-based transactions; maintenance of NCR solutions; consulting, installation and customer support services; as well as the maintenance and sale of third-party products and services. The Company's chief operating decision maker regularly assesses information relating to these segments to make decisions, including the allocation of resources. Management evaluates the performance of the segments based on revenue and segment gross margin. Segment assets are not included in this assessment of segment performance. We have reclassified our 2007 segment information to conform to the current presentation. The accounting policies used to determine the results of the operating segments are the same as those utilized for the consolidated financial statements as a whole. Intersegment sales and transfers are not material.

In recognition of the volatility of the effects of pension expense on our segment results, and to maintain operating focus on business performance, pension expense, as well as other significant non-recurring items are excluded from the segment operating results utilized by our chief operating decision maker in evaluating segment performance and are separately delineated to reconcile back to total reported income from operations.

The following table presents revenue and gross margin by segment:

In millions	2009	2008	2007
Revenue by segment			
Americas	**$2,022**	$2,269	$2,148
EMEA	**1,649**	2,066	1,906
APJ	**941**	980	916
Total revenue	**4,612**	5,315	4,970
Gross margin by segment			
Americas	**386**	437	432
EMEA	**401**	556	485
APJ	**207**	237	216
Total segment gross margin	**994**	1,230	1,133
Selling, general and administrative expenses	**586**	696	651
Research and development expenses	**124**	134	133
Pension expense	**159**	25	38
Other adjustments (1)	**28**	53	92
Income from operations	**$ 97**	$ 322	$ 219

(1) Other adjustments in 2009 include $22 million charge for the impairment of assets and accrual of purchase commitments related to an equity investment and $6 million of incremental costs directly related to the relocation of the worldwide headquarters. Other adjustments in 2008 include $57 million of organizational realignment costs, $12 million of legal costs, and a $16 million gain on the sale of a manufacturing facility in Canada. Other adjustments in 2007 include $48 million of manufacturing realignment costs and related expenses, $28 million related to the Japan restructuring costs, and $16 million of costs related to the spin off of Teradata.

The following table presents revenue from products and services for NCR for the years ended December 31:

In millions	2009	2008	2007
Product revenue	**$2,234**	$2,861	$2,693
Professional and installation services revenue	**578**	638	671
Total solution revenue	**2,812**	3,499	3,364
Support services revenue	**1,800**	1,816	1,606
Total revenue	**$4,612**	$5,315	$4,970

NCR allocates assets to its operating segments based on the primary segment benefitting from the assets. The assets attributable to NCR's operating segments consist primarily of accounts receivable, inventories, property, plant, and equipment, capitalized software and goodwill dedicated to a specific operating segment. Assets not attributable to operating segments because they are not dedicated to a specific segment consist primarily of deferred tax assets, prepaid pension costs, and cash and cash equivalents.

Segment assets as of December 31 were:

In millions	2009	2008
Segment assets		
Americas	**$ 936**	$ 904
EMEA	**677**	757
APJ	**486**	412
Total segment assets	**2,099**	2,073
Assets not allocated to the segments:		
Cash and cash equivalents	**451**	711
Prepaid pension cost	**244**	251
Deferred income taxes	**617**	713
Other assets not attributable to segments	**683**	507
Consolidated total assets	**$4,094**	$4,255

Revenues are attributed to the geographic area/country to which the product is delivered or in which the service is provided. The following table presents revenue by geographic area for NCR for the years ended December 31:

In millions	2009	%	2008	%	2007	%
Revenue by Geographic Area						
United States	**$1,609**	**35%**	$1,787	33%	$1,743	35%
Americas (excluding United States)	**413**	**9%**	482	9%	405	8%
Europe, Middle East, and Africa	**1,649**	**36%**	2,066	39%	1,906	38%
Japan	**328**	**7%**	352	7%	323	7%
Asia Pacific (excluding Japan)	**613**	**13%**	628	12%	593	12%
Consolidated revenue	**$4,612**	**100%**	$5,315	100%	$4,970	100%

The following table presents property, plant and equipment by geographic area as of December 31:

In millions	2009	2008
Property, plant and equipment, net		
United States	**$181**	$133
Americas (excluding United States)	**21**	17
Europe, Middle East, and Africa	**71**	78
Japan	**55**	60
Asia Pacific (excluding Japan)	**28**	20
Consolidated property, plant and equipment, net	**$356**	$308

Concentrations No single customer accounts for more than 10% of NCR's consolidated revenue. As of December 31, 2009, NCR is not aware of any significant concentration of business transacted with a particular customer that could, if suddenly eliminated, have a material adverse effect on NCR's operations. NCR also lacks a concentration of available sources of labor, services, licenses or other rights that could, if suddenly eliminated, have a material adverse effect on its operations.

A number of NCR's products, systems and solutions rely primarily on specific suppliers for microprocessors and other component products, manufactured assemblies, operating systems, commercial software and other central components. NCR also utilizes contract manufacturers in order to complete manufacturing activities. There can be no assurances that any sudden impact to the availability or cost of these technologies or services would not have a material adverse effect on NCR's operations.

Note 14 Quarterly Information (unaudited)

In millions, except per share amounts	First	Second	Third	Fourth
2009				
Total revenues	**$1,008**	**$1,124**	**$1,135**	**$1,345**
Gross margin	**$ 184**	**$ 229**	**$ 224**	**$ 246**
Operating (loss) income	**$ (10)**	**$ 39**	**$ 29**	**$ 39**
(Loss) income from continuing operations, net of tax	**$ (14)**	**$ 24**	**$ 17**	**$ (57)**
Net income (loss) attributable to noncontrolling interests	**1**	**1**	**2**	**(1)**
Net (loss) income attributable to NCR	**$ (15)**	**$ 23**	**$ 15**	**$ (56)**
Basic earnings (loss) per share attributable to NCR common stockholders:				
Continuing operations	**$(0.09)**	**$ 0.14**	**$ 0.09**	**$(0.35)**
Discontinued operations	**—**	**—**	**—**	**—**
Total	**$(0.09)**	**$ 0.14**	**$ 0.09**	**$(0.35)**
Diluted earnings (loss) per share attributable to NCR common stockholders:				
Continuing operations	**$(0.09)**	**$ 0.14**	**$ 0.09**	**$(0.35)**
Discontinued operations	**—**	**—**	**—**	**—**
Total	**$(0.09)**	**$ 0.14**	**$ 0.09**	**$(0.35)**
2008				
Total revenues	$1,183	$1,332	$1,379	$1,421
Gross margin	$ 259	$ 287	$ 310	$ 327
Operating income	$ 65	$ 62	$ 100	$ 95
Income from continuing operations, net of tax	$ 49	$ 44	$ 82	$ 55
(Loss) income from discontinued operations, net of tax	(1)	(1)	(2)	1
Net loss attributable to noncontrolling interests	—	1	—	—
Net income attributable to NCR	$ 48	$ 44	$ 80	$ 56
Basic earnings (loss) per share attributable to NCR common stockholders:				
Continuing operations	$ 0.28	$ 0.27	$ 0.50	$ 0.35
Discontinued operations	—	(0.01)	(0.01)	—
Total	$ 0.28	$ 0.26	$ 0.49	$ 0.35
Diluted earnings (loss) per share attributable to NCR common stockholders:				
Continuing operations	$ 0.28	$ 0.26	$ 0.49	$ 0.34
Discontinued operations	(0.01)	—	(0.01)	0.01
Total	$ 0.27	$ 0.26	$ 0.48	$ 0.35

Net income per share in each quarter is computed using the weighted-average number of shares outstanding during that quarter while net income per share for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters' net income per share will not necessarily equal the full-year net income per share.


Form 10-K

Note 15 Fair Value of Assets and Liabilities

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities recorded at fair value on a recurring basis as of December 31, 2009 are set forth as follows:

In millions	Fair Value as of December 31, 2009	Fair Value Measurements at Reporting Date Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Deposits held in money market funds[1]	$134	$ 134	$—	$—
Time deposits[1]	50	50	—	—
Available-for-sale securities[2]	13	13	—	—
Foreign exchange forward contracts	1	—	1	—
Total	**$198**	**$ 197**	**$ 1**	**$—**
Liabilities				
Foreign exchange forward contracts	$ 1	$ —	$ 1	$—
Total	**$ 1**	**$ —**	**$ 1**	**$—**

(1) Included in Cash and cash equivalents in the Consolidated Balance Sheet.

(2) Included in Other assets in the Consolidated Balance Sheet.

Deposits Held in Money Market Funds A portion of the Company's excess cash is held in money market funds which generate interest income based on prevailing market rates. Money market fund holdings are measured at fair value using quoted market prices and are classified within Level 1 of the valuation hierarchy.

Time Deposits A portion of the Company's excess cash is invested as time deposits with financial institutions and banks that generate interest based on prevailing rates. These time deposits have maturities as short as one day, but no more than three months. Time deposits are classified within Level 1 of the valuation hierarchy as the fair value represents the actual amount of cash on deposit.

Available-For-Sale Securities The Company has investments in mutual funds and equity securities that are valued using the market approach with quotations from the NASDAQ stock exchange and two stock exchanges in Japan. As a result, available-for-sale securities are classified within Level 1 of the valuation hierarchy.

Foreign Exchange Forward Contracts As a result of our global operating activities, we are exposed to risks from changes in foreign currency exchange rates, which may adversely affect our financial condition. To manage our exposures and mitigate the impact of currency fluctuations on our financial results, we hedge our primary transactional exposures through the use of foreign exchange forward contracts. The foreign exchange forward contracts are valued using the market approach based on observable market transactions of forward rates and are classified within Level 2 of the valuation hierarchy.

Assets Measured at Fair Value on a Non-recurring Basis

The following table presents the Company's assets that were measured at fair value on a non-recurring basis:

In millions		Fair Value Measurements at Reporting Date Using			Total Losses	
Description	**Fair Value Measurements During the Year Ended December 31, 2009**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Other Unobservable Inputs (Level 3)**	**For the Year Ended December 31, 2009**	**For the Year Ended December 31, 2008**
Intellectual property	$ 8	$—	$—	$ 8	$—	$—
Customer contract and trade names	$ 8	$—	$—	$ 8	$—	$—
TNR—nonmarketable equity investment	$—	$—	$—	$—	$ (5)	$—
ePlay—nonmarketable cost investment	$—	$—	$—	$—	$ (19)	$—
Total	$ 16	$—	$—	$ 16	$ (24)	$—

NCR measures certain assets including, intangible assets and cost and equity method investments at fair value on a nonrecurring basis. These assets are recognized at fair value when initially valued and when they are deemed to be other-than-temporarily impaired.

NCR reviews the carrying values of investments when events and circumstances warrant and considers all available evidence in evaluating when declines in fair value are other-than-temporary declines. NCR carries equity investments in privately-held companies at cost or at fair value when NCR recognizes an other-than-temporary impairment charge. We measured the fair value of our investment in TNR and ePlay utilizing the income approach based on the use of discounted cash flows. The discounted cash flows are based on unobservable inputs, including assumptions of projected revenues, expenses, earnings, capital spending, as well as a discount rate determined by management's estimates of risk associated with each investment. During 2009, we recorded $24 million in other-than-temporary impairment charges in other income and expense in the Consolidated Statement of Operations.

In conjunction with 2009 acquisitions as described in Note 4, "Business Combinations, Divestitures and Equity Investments," NCR recognized intangible assets for customer contracts, trade names and intellectual property of $16 million. We measured the fair value of the customer contracts and intellectual property through the use of discounted cash flows expected to be earned by the contracts, which required the use of unobservable inputs, including assumptions on projected revenue, expenses, and earnings, as well as a discount rate determined by management's estimates of the risk profile associated with the contracts. We measured the fair value of trade names acquired in the transaction based on a relief from royalty approach, which required the use of unobservable inputs, including comparable royalty rates in the media and entertainment industry as well as expected revenues over the estimated life of the trade names.


Form 10-K

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

NCR has established disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the Exchange Act)) to ensure that information required to be disclosed by NCR in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by NCR in the reports that it files or submits under the Exchange Act is accumulated and communicated to NCR's management, including its Chief Executive and Chief Financial Officers, as appropriate to allow timely decisions regarding required disclosure. Based on their evaluation as of the end of the period covered by this report, conducted under their supervision and with the participation of management, the Company's Chief Executive and Chief Financial Officers have concluded that NCR's disclosure controls and procedures are effective to meet such objective and that NCR's disclosure controls and procedures adequately alert them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in NCR's Exchange Act filings.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations due to, for example, the potential for human error or circumvention of controls, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control–Integrated Framework.* Based on our assessment, we determined that, as of December 31, 2009, the Company's internal control over financial reporting was effective based on those criteria.

PricewaterhouseCoopers LLP, our independent registered public accounting firm, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2009 as stated in their report which appears in this Form 10-K.

/s/ WILLIAM NUTI	/s/ ROBERT FISHMAN
William Nuti	**Robert Fishman**
Chairman of the Board,	**Vice President and Interim**
Chief Executive Officer and President	**Chief Financial Officer**

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item 10 with respect to directors of NCR is included in NCR's Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2009 year, and is incorporated herein by reference.

The Executive Officers of NCR (as of February 25, 2010) are as follows:

Name	Age	Position and Offices Held
William Nuti	46	Chairman of the Board, Chief Executive Officer and President
John Bruno	45	Executive Vice President, Industry Solutions Group
Daniel Bogan	54	Senior Vice President and General Manager, NCR Consumables
Peter Dorsman	54	Senior Vice President, Global Operations, and Chief Operations Officer
Peter Leav	39	Senior Vice President, Worldwide Sales
Andrea Ledford	44	Senior Vice President, Human Resources
Robert Fishman	46	Vice President and Interim Chief Financial Officer
Nelson Greene	46	Vice President, Interim General Counsel and Secretary

NCR's Executive Officers

William Nuti is NCR's Chairman of the Board, Chief Executive Officer and President. Mr. Nuti joined NCR on August 7, 2005 as its Chief Executive Officer and President, in addition to being named as a director of the Company. Mr. Nuti became Chairman of the Board on October 1, 2007. Before joining NCR in August 2005, Mr. Nuti served as President and Chief Executive Officer of Symbol Technologies, Inc. ("Symbol Technologies"), an information technology company, from December 2003 to August 2005. Prior to that, he was Chief Operating Officer of Symbol Technologies from July 2002 to December 2003. Mr. Nuti joined Symbol Technologies in 2002 following a 10 plus year career at Cisco Systems, Inc. ("Cisco") where he held positions of increasing responsibility, advancing to the dual role of Senior Vice President of the company's Worldwide Service Provider Operations and U.S. Theater Operations. Mr. Nuti is also a director of Sprint Nextel Corporation, and a member of their Compensation Committee. Mr. Nuti became a director of NCR on August 7, 2005.

John Bruno became Executive Vice President on November 29, 2008. Prior to joining NCR, Mr. Bruno was a Managing Director at The Goldman Sachs Group, Inc. from August 2007 to November 2008. Prior to this position, he was Senior Vice President—General Manager, RFID Division, at Symbol Technologies from June 2005 through February 22, 2006. Mr. Bruno was Symbol Technologies' Senior Vice President, Corporate Development, from May 2004 to June 2005, and was Symbol Technologies' Senior Vice President, Business Development, and Chief Information Officer, from November 2002 to May 2004.

Daniel Bogan became Senior Vice President and General Manager, Systemedia Division, now known as NCR Consumables, on January 1, 2008. Prior to assuming this position, he was Senior Vice President, Retail Solutions Division, from January 1, 2007 to December 31, 2007, and he had been Interim Senior Vice President, Retail Solutions Division, since April 26, 2006. Prior to this position, Mr. Bogan was Vice President, Americas Sales and Service, Retail Solutions Division, from September 2002 to April 26, 2006. Mr. Bogan joined NCR in 1977.

Peter Dorsman became Senior Vice President, Global Operations, on January 1, 2008. Prior to assuming this position, he was Vice President and General Manager of NCR's Systemedia Division from April 17, 2006 to December 31, 2007. Prior to joining NCR, Mr. Dorsman was Executive Vice President and Chief Operating Officer of Standard Register Co., a document services provider, from February 2000 to June 2004. Mr. Dorsman is a director of Applied Industrial Technologies Inc.

Peter Leav became Senior Vice President, Worldwide Sales, on January 29, 2009. Prior to joining NCR, he was Corporate Vice President and General Manager for Motorola, Inc., a provider of mobility products and solutions across broadband and wireless networks, from November 2008 to January 2009, and Vice President and General Manager for Motorola from December 2007 to November 2008. Prior to this position, Mr. Leav was Vice President of Sales for Motorola from December 2006 to December 2007. From November 2004 to December 2006, Mr. Leav was Director of Sales for Symbol Technologies. Prior to this position, Mr. Leav was Regional Sales Manager at Cisco, from July 2000 to November 2004.

Andrea Ledford became Senior Vice President, Human Resources, on June 25, 2007. Ms. Ledford served as Interim Senior Vice President, Human Resources, from February 26, 2007 to June 24, 2007. Prior to assuming this position, she was Vice President, Human Resources, Asia/Pacific, and Europe, Middle East and Africa, from February 2006 to February 2007. Before joining NCR in February 2006, Ms. Ledford was EMEA Leader, Human Resources, at Symbol Technologies, from 2002 to February 2006 and held a variety of leadership roles at Cisco in EMEA, Asia/Pacific and Latin America.

Robert Fishman became Vice President and Interim Chief Financial Officer on October 23, 2009. Prior to assuming this position, he was Vice President and Corporate Controller from January 2007 to October 2009. From September 2005 to January 2007, Mr. Fishman was Assistant Controller and from January 2005 to September 2005 he was Director, Corporate Planning. Mr. Fishman joined NCR in 1993.

Nelson F. Greene became Vice President, Interim General Counsel, and Secretary on July 15, 2009. Prior to assuming this position, Mr. Greene was Vice President, Deputy General Counsel, and Assistant Secretary from 2007 to July 2009. From July 2001 to 2007, he was Law Vice President of the Corporate Group of NCR's Law Department and from 1999 to July 2001, he was Law Vice President of the Teradata Division. Mr. Greene joined NCR in 1992.

Information regarding Section 16(a) beneficial ownership reporting compliance of the Company's executive officers and directors is included in the material captioned "Section 16(a) Beneficial Ownership Reporting Compliance" in NCR's Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2009 year, and is incorporated herein by reference.

The information regarding the Company's Audit Committee is included in the material captioned "Committees of the Board," in NCR's Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2009 year, and is incorporated herein by reference. Information regarding NCR's determination of an "audit committee financial expert" is included in the material captioned "Committees of the Board" in NCR's Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2009 year, and is incorporated herein by reference.

The Company has not materially changed the procedures by which stockholders may recommend nominees to the Company's Board of Directors.

The Company has a Code of Conduct that sets the standard for ethics and compliance for all of its employees. NCR's Code of Conduct is filed as Exhibit 14 of this Form 10-K. The Company intends to disclose any amendments to or waivers of the Code of Conduct on behalf of the Executive Officers on the Company's investor relations website at *http://investor.ncr.com* under the heading "Corporate Governance," and on NCR's corporate governance website at *www.ncr.com/corpgovernance/corpgov_code_conduct.htm*, promptly following the date of such amendment or waiver.

Item 11. EXECUTIVE COMPENSATION

The information regarding the Company's compensation of its named executive officers is included in the material captioned "Executive Compensation" included in NCR's Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2009 year, and is incorporated herein by reference. The information regarding compensation committee interlocks and insider participation is included in the material captioned "Compensation and Human Resource Committee" included in NCR's Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2009 year and is incorporated herein by reference. The information regarding the compensation committee report is included in the material captioned "Board Compensation and Human Resource Committee Report on Executive Compensation" of NCR's Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2009 year, and is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding security ownership of certain beneficial owners and management is included in the material captioned "Stock Ownership" in NCR's Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2009 year, and is incorporated herein by reference.

Information regarding equity compensation plans is included in the material captioned "Equity Compensation Plan Information" in NCR's Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2009 year, and is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information described under the caption "Related Person Transactions" in NCR's Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2009 year, is incorporated herein by reference. The information regarding director independence is included in the material captioned "Corporate Governance" in NCR's Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2009 year, and is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information regarding fees paid to the Company's independent registered public accounting firm is included in the material captioned "Fees Paid to Independent Registered Public Accounting Firm" in NCR's Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2009 year, and is incorporated herein by reference.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Index

1. *Financial Statements*: The consolidated financial statements of the Company and the Report of Independent Registered Public Accounting Firm as set forth in Part II, Item 8 of this Form 10-K report:

	Page of Form 10-K
Report of Independent Registered Public Accounting Firm	41
Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007	42
Consolidated Balance Sheets at December 31, 2009 and 2008	43
Consolidated Statements of Cash Flow for the years ended December 31, 2009, 2008 and 2007	44
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2009, 2008 and 2007	45
Notes to Consolidated Financial Statements	46

2. *Financial Statement Schedule*: Financial Statement Schedule II – Valuation and Qualifying Accounts is included in this Form 10-K report on page 98. All other schedules are not required under the related instructions or are not applicable.

3. *Exhibits*: See Index of Exhibits below for a listing of all exhibits to this Form 10-K report.

(b) Exhibits identified in parentheses below, on file with the SEC, are incorporated herein by reference as exhibits hereto.

Exhibit No.	Description
2.1	Separation and Distribution Agreement, dated as of August 27, 2007 between NCR Corporation and Teradata Corporation (Exhibit 2.1 to the Form 10 of Teradata Corporation (the "Teradata Form 10")).
3.1	Articles of Amendment and Restatement of NCR Corporation, as amended May 14, 1999 (Exhibit 3.1 to the NCR Corporation Form 10-Q for the period ended June 30, 1999).
3.2	Bylaws of NCR Corporation, as amended and restated on January 28, 2009 (Exhibit 3(ii) to the NCR Corporation Current Report on Form 8-K filed February 2, 2009).
4.1	Common Stock Certificate of NCR Corporation (Exhibit 4.1 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 1999 (the "1999 NCR Annual Report")).
4.2	NCR Corporation hereby agrees to furnish the Securities and Exchange Commission, upon its request, a copy of any instrument which defines the rights of holders of long-term debt of NCR Corporation and all of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed, and which does not exceed 10% of the total assets of NCR Corporation and its subsidiaries on a consolidated basis.
4.3	Indenture, dated as of June 1, 2002, between NCR Corporation and The Bank of New York (Exhibit 3.2 to the NCR Corporation Quarterly Report on Form 10-Q for the period ended June 30, 2002 (the "June 30, 2002 Quarterly Report")).
10.1	Separation and Distribution Agreement, dated as of February 1, 1996 and amended and restated as of March 29, 1996 (Exhibit 10.1 to the Lucent Technologies Inc. Registration Statement on Form S-1 (No. 333-00703) (the "Lucent Registration Statement")).
10.2	Employee Benefits Agreement, dated as of November 20, 1996, by and between AT&T Corp. and NCR Corporation (Exhibit 10.2 to the 1996 NCR Annual Report).


Form 10-K

Exhibit No.	Description
10.3	Patent License Agreement, effective as of March 29, 1996, by and among AT&T Corp., NCR Corporation, and Lucent Technologies Inc. (Exhibit 10.7 to the Lucent Registration Statement).
10.4	Amended and Restated Technology License Agreement, effective as of March 29, 1996, by and among AT&T Corp., NCR Corporation, and Lucent Technologies Inc. (Exhibit 10.8 to the Lucent Registration Statement).
10.5	Tax Sharing Agreement, dated as of February 1, 1996, and amended and restated as of March 29, 1996, by and among AT&T Corp., NCR Corporation, and Lucent Technologies Inc. (Exhibit 10.6 to the Lucent Registration Statement).
10.6	Purchase and Manufacturing Services Agreement effective as of January 19, 2007, between NCR Corporation and Solectron Corporation (now Flextronics International Ltd.) (incorporated by reference to Exhibit 10.6 to the Form 10-K/A for the fiscal year ended December 31, 2006, filed June 4, 2008). Certain portions of this exhibit were granted confidential treatment by the Securities and Exchange Commission on October 2, 2008.
10.7	Tax Sharing Agreement, dated as of September 21, 2007, between NCR Corporation and Teradata Corporation (Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated September 21, 2007 (the "September 21, 2007 Form 8-K")).
10.8	Form of Interim Services and Systems Replication Agreement between NCR Corporation and Teradata Corporation (Exhibit 10.2 to the Teradata Form 10).
10.9	Employee Benefits Agreement, dated as of September 21, 2007, between NCR Corporation and Teradata Corporation (Exhibit 10.2 to the September 21, 2007 Form 8-K).
10.10	Form of Exclusive Patent License Agreement between NCR Corporation and Teradata US, Inc. (Exhibit 10.4 to the Teradata Form 10).
10.11	Form of Patent License Agreement between NCR Corporation and Teradata US, Inc. (Exhibit 10.5 to the Teradata Form 10).
10.12	Form of Technology Agreement between NCR Corporation and Teradata US, Inc. (Exhibit 10.6 to the Teradata Form 10).
10.13	Form of Master Agreement between NCR Corporation and Teradata Corporation for Enterprise Data Warehousing Sales and Support (Exhibit 10.16 to the Teradata Form 10).
10.14	Form of Network Support Agreement between NCR Corporation and Teradata Corporation (Exhibit 10.17 to the Teradata Form 10).
10.15	Form of Service Provider Agreement between NCR Corporation and Teradata Corporation (Exhibit 10.18 to the Teradata Form 10).
10.16	Form of Master Reseller Agreement for Middle East and Africa between NCR Corporation and Teradata Corporation (Exhibit 10.19 to the Teradata Form 10).
10.17	NCR Management Stock Plan (Exhibit 10.8 to the 1996 NCR Annual Report). *
10.17.1	First Amendment to the NCR Management Stock Plan dated April 30, 2003 (Exhibit 10.4 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2003). *
10.17.2	Amendment to NCR Management Stock Plan effective as of December 31, 2008 (Exhibit 10.17.2 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2008 (the "2008 Annual Report")). *
10.17.3	Form of Stock Option Agreement under the NCR Management Stock Plan (Exhibit 10.6.3 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2005 (the "2005 Annual Report")). *
10.17.4	Form of Restricted Stock Agreement under the NCR Management Stock Plan (Exhibit 10.6.4 to the 2005 Annual Report). *

10.18	NCR Corporation 2006 Stock Incentive Plan, as amended and restated effective as of December 31, 2008 (Exhibit 10.18.3 to the 2008 Annual Report). *
10.18.1	Form of 2009 Stock Option Agreement under the NCR 2006 Stock Incentive Plan, as amended and restated (the "2006 Stock Plan") (Exhibit 10.5 to the Current Report on Form 8-K dated December 12, 2008). *
10.18.2	Form of 2009 Restricted Stock Agreement under the 2006 Stock Plan (Exhibit 10.1 to the Current Report on Form 8-K dated December 12, 2008). *
10.18.3	Form of 2009 Restricted Stock Unit Agreement under the 2006 Stock Plan (Exhibit 10.2 to the Current Report on Form 8-K dated December 12, 2008).
10.18.4	Form of 2009 Performance Based Restricted Stock Agreement under the 2006 Stock Plan (Exhibit 10.1 to the Current Report on Form 8-K dated February 23, 2009). *
10.18.5	Form of 2009 Performance based Restricted Stock Unit Agreement under the 2006 Stock Plan (Exhibit 10.2 to the Current Report on Form 8-K dated February 23, 2009). *
10.19	NCR Management Incentive Program for Executive Officers (Exhibit 10.19 to the 1996 Annual Report). *
10.20	NCR Management Incentive Plan (Exhibit A to the Company's Proxy Statement filed on March 10, 2006). *
10.21	NCR Director Compensation Program effective April 21, 2009 (Exhibit 10.7 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the "First Quarter 2009 Form 10-Q")). *
10.21.1	2009 Director Option Grant Statement under the NCR Director Compensation Program (Exhibit 10.8 to the First Quarter 2009 Form 10-Q). *
10.21.2	2009 Director Restricted Stock Unit Grant Statement under the NCR Director Compensation Program (Exhibit 10.9 to the First Quarter 2009 Form 10-Q). *
10.22	The Retirement Plan for Officers of NCR (Exhibit 10.11 to the NCR Corporation Registration Statement on Form 10 (No. 001-00395), dated November 25, 1996 (the "NCR Registration Statement")). *
10.22.1	Second Amendment to the Retirement Plan for Officers of NCR Corporation effective January 1, 2001 (Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2001). *
10.22.2	Third Amendment to the Retirement Plan for Officers of NCR Corporation effective June 1, 2002 (Exhibit 10.8.3 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2002 (the "2002 Annual Report")). *
10.22.3	Fourth Amendment to the Retirement Plan for Officers of NCR effective January 1, 2006 (Exhibit 10.7.4 to the 2005 Annual Report). *
10.22.4	Fifth Amendment to the Retirement Plan for Officers of NCR effective December 31, 2006 (Exhibit 10.13.4 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2006). *
10.22.5	The Retirement Plan for Officers of NCR, Amended and Restated effective December 31, 2008 (Exhibit 10.22.5 to the 2008 Annual Report). *
10.23	NCR Officer Plan effective June 1, 2002 (Exhibit 10.9 to the 2002 Annual Report). *
10.23.1	First Amendment to the NCR Officer Plan, executed December 17, 2004 (Exhibit 10.1 to the Current Report on Form 8-K dated December 17, 2004). *
10.23.2	Second Amendment to the NCR Officer Plan effective January 1, 2006 (Exhibit 10.8.2 to the 2005 Annual Report). *


Form 10-K

10.23.3	Third Amendment to the NCR Officer Plan effective December 31, 2006 (Exhibit 10.14.3 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2006). *
10.23.4	Fourth Amendment to the NCR Officer Plan effective January 1, 2008 (Exhibit 10.23.4 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2007). *
10.23.5	NCR Officer Plan, Amended and Restated effective December 31, 2008 (Exhibit 10.23.5 to the 2008 Annual Report). *
10.24	Amended and Restated NCR Change in Control Severance Plan effective December 31, 2008 (Exhibit 10.24.2 to the 2008 Annual Report). *
10.25	NCR Supplemental Pension Plan for AT&T Transfers, restated effective January 1, 1997 (Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (the "March 31, 1998 Quarterly Report")). *
10.25.1	First Amendment to the NCR Supplemental Pension Plan for AT&T Transfers effective January 1, 2006 (Exhibit 10.12.1 to the 2005 Annual Report). *
10.25.2	Second Amendment to the NCR Supplemental Pension Plan for AT&T Transfers effective December 31, 2006 (Exhibit 10.16.2 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2006). *
10.25.3	NCR Supplemental Pension Plan for AT&T Transfers, Amended and Restated effective December 31, 2008 (Exhibit 10.25.3 to the 2008 Annual Report). *
10.26	NCR Mid-Career Hire Supplemental Pension Plan, restated effective January 1, 1997 (Exhibit 10.2 to the March 31, 1998 Quarterly Report). *
10.26.1	Amendment to the Mid-Career Hire Supplemental Pension Plan effective June 1, 2002 (Exhibit 10.15.2 to the 2002 Annual Report). *
10.26.2	Second Amendment to the NCR Mid-Career Hire Supplemental Pension Plan effective January 1, 2006 (Exhibit 10.13.3 to the 2005 Annual Report). *
10.26.3	Third Amendment to the NCR Mid-Career Hire Supplemental Pension Plan effective December 31, 2006 (Exhibit 10.17.3 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2006). *
10.26.4	NCR Mid-Career Hire Supplemental Pension Plan, Amended and Restated effective December 31, 2008 (Exhibit 10.26.4 to the 2008 Annual Report). *
10.27	NCR Nonqualified Excess Plan, restated effective January 1, 1996 (Exhibit 10.3 to the March 31, 1998 Quarterly Report). *
10.27.1	First Amendment to the NCR Nonqualified Excess Plan, executed December 17, 2004 (Exhibit 10.2 to the Current Report on Form 8-K dated December 17, 2004). *
10.27.2	Second Amendment to the NCR Nonqualified Excess Plan effective January 1, 2006 (Exhibit 10.14.2 to the 2005 Annual Report). *
10.27.3	Third Amendment to the NCR Nonqualified Excess Plan effective December 31, 2006 (Exhibit 10.18.3 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2006). *
10.27.4	Fourth Amendment to the NCR Nonqualified Excess Plan (Exhibit 10.11 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2007). *
10.27.5	Fifth Amendment to the NCR Nonqualified Excess Plan (Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2007). *
10.27.6	Amended and Restated NCR Nonqualified Excess Plan, effective December 31, 2008 (Exhibit 10.26.6 to the 2008 Annual Report). *
10.28	NCR Change-In-Control Severance Plan for Key At-Risk Employees adopted effective January 1, 2003 (Exhibit 10.17 to the 2002 Annual Report). *

10.29	Employment Agreement with William Nuti, dated July 29, 2005 (Exhibit 10.1 to the NCR Corporation Current Report on Form 8-K filed August 2, 2005). *
10.29.1	Letter agreement dated July 26, 2006 with William Nuti (Exhibit 10.4 to the NCR Corporation Current Report on Form 8-K filed July 27, 2006). *
10.29.2	Second Amendment effective as of December 12, 2008 to Letter Agreement with William Nuti dated July 29, 2005, as amended July 26, 2006 (Exhibit 10.30.2 to the 2008 Annual Report). *
10.30	Letter Agreement with Malcolm Collins dated February 5, 2006 (Exhibit 10.1 to the NCR Corporation Current Report on Form 8-K filed February 9, 2006). *
10.30.1	Compromise Agreement between NCR Limited and Malcolm Collins dated January 27, 2009 (Exhibit 10.31.1 to the 2008 Annual Report). *
10.31	Letter Agreement dated November 19, 2007 between NCR Corporation and Anthony J. Massetti (Exhibit 10.1 to the NCR Corporation Current Report on Form 8-K dated November 20, 2007). *
10.31.1	First Amendment dated December 18, 2008 to Letter Agreement dated November 19, 2007 between NCR Corporation and Anthony Massetti (Exhibit 10.33.1 to the 2008 Annual Report). *
14	Code of conduct for associates for NCR Corporation (Exhibit 14 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2007).
21	Subsidiaries of NCR Corporation.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated February 25, 2010.
31.2	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated February 25, 2010.
32	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated February 25, 2010.
99.1	Tax Opinion of Wachtell, Lipton, Rosen & Katz in connection with the Spin off of Teradata, dated August 27, 2007 (Exhibit 99.2 to the Current Report on Form 8-K of NCR Corporation dated September 30, 2007).

* Management contracts or compensatory plans/arrangements

NCR Corporation

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(In millions)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs & Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year Ended December 31, 2009					
Allowance for doubtful accounts	**$ 15**	$ 10	$—	$ 1	**$ 24**
Deferred tax asset valuation allowance	**$478**	$ 21	$—	$—	**$499**
Inventory excess and obsolete reserves	**$111**	$ 97	$—	$108	**$100**
Reserves related to business restructuring	**$ 31**	$—	$—	$ 27	**$ 4**
Year Ended December 31, 2008					
Allowance for doubtful accounts	$ 19	$ 3	$—	$ 7	$ 15
Deferred tax asset valuation allowance	$441	$ 37	$—	$—	$478
Inventory excess and obsolete reserves	$147	$115	$—	$151	$111
Reserves related to business restructuring	$ 25	$ 57	$ (2)	$ 49	$ 31
Year Ended December 31, 2007					
Allowance for doubtful accounts	$ 18(a)	$ 5	$—	$ 4	$ 19
Deferred tax asset valuation allowance	$686(a)	$—	$—	$245	$441
Inventory excess and obsolete reserves	$206(a)	$127	$—	$186	$147
Reserves related to business restructuring	$ 6(a)	$ 70	$ 1	$ 52	$ 25

(a) The beginning balance as of January 1, 2007 excludes the amounts allocated to the Teradata Data Warehousing business as it was spun-off on September 30, 2007.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NCR CORPORATION

Date: February 25, 2010

By: /s/ ROBERT FISHMAN

Robert Fishman
Vice President and Interim Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title
/s/ WILLIAM NUTI **William Nuti**	Chairman of the Board of Directors, Chief Executive Officer and President
/s/ ROBERT FISHMAN **Robert Fishman**	Vice President and Interim Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ LINDA FAYNE LEVINSON **Linda Fayne Levinson**	Director
/s/ QUINCY ALLEN **Quincy Allen**	Director
/s/ EDWARD P. BOYKIN **Edward P. Boykin**	Director
/s/ RICHARD L. CLEMMER **Richard L. Clemmer**	Director
/s/ GARY DAICHENDT **Gary Daichendt**	Director
/s/ ROBERT P. DERODES **Robert P. DeRodes**	Director
/s/ C. K. PRAHALAD **C. K. Prahalad**	Director

Date: February 25, 2010


Form 10-K

[THIS PAGE INTENTIONALLY LEFT BLANK]

Annual Meeting of Stockholders
Stockholders are invited to attend NCR's Annual Meeting of Stockholders at 9:00 a.m. on April 28, 2010, to be held at:

NCR Corporation
Georgia Room
2651 Satellite Boulevard
Duluth, Georgia 30096

Stockholder Account Inquiries
Inquiries concerning stockholder accounts of NCR's Direct Stock Purchase/Sell Program should be directed to:

NCR Corporation
c/o BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
or
480 Washington Boulevard
Jersey City, NJ 07310-1900
Ph. 800-NCR-2303 (800-627-2303)
Ph. 201-680-6578 (Outside the U.S.)
Website address:
www.bnymellon.com/shareowner/isd

NCR Annual Report on Form 10-K
The Company's annual report filed with the U.S. Securities and Exchange Commission (SEC) on Form 10-K for current and prior years can be accessed via the "Investor" page of NCR's website at www.ncr.com.

Company Information
Information requests for NCR's SEC filings, annual report on Form 10-K, quarterly reports and other financial information can be obtained without charge by writing or calling:

NCR Investor Relations
2651 Satellite Boulevard
Duluth, Georgia 30096-5810
Ph. 1-800-225-5627
investor.relations@ncr.com
http://investor.ncr.com

Stockholders can help NCR reduce printing and mailing costs by viewing NCR's annual reports and proxy statements online as instructed on the Notice of Internet Availability of Proxy Materials (the "Notice") that we will send to you. If you would like a paper copy you may request one at no cost to you as instructed in the Notice.

NCR's Executive Officers

William R. Nuti
Chairman of the Board,
Chief Executive Officer (CEO), and
President

Robert Fishman
Vice President and Interim Chief
Financial Officer (CFO)

Daniel T. Bogan
Senior Vice President and
General Manager,
NCR Consumables

John Bruno
Executive Vice President,
Industry Solutions Group

Peter A. Dorsman
Senior Vice President,
Global Operations

Nelson F. Greene
Vice President, Interim General Counsel
and Secretary

Andrea Ledford
Senior Vice President, Human Resources

Peter Leav
Senior Vice President, Worldwide Sales

NCR's Board of Directors

William R. Nuti
Chairman of the Board,
NCR Corporation

Quincy L. Allen
Chief Executive Officer,
Vertis Inc.

Edward P. Boykin
Former President and
Chief Operating Officer,
Computer Sciences Corporation

Richard L. Clemmer
President and Chief Executive Officer,
NXP B.V.

Gary J. Daichendt
Former President and
Chief Operating Officer,
Nortel Networks Corporation

Robert P. DeRodes
Executive Vice President, Global
Operations & Technology,
First Data Corporation

Linda Fayne Levinson
Chair of the Board,
Connexus Corporation

C.K. Prahalad
Professor of Corporate Strategy,
The Ross School of Business,
The University of Michigan



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